Exhibit 99.1

OFFERING MEMORANDUM	STRICTLY CONFIDENTIAL

     CADBURY SCHWEPPES US FINANCE LLC
$1,000,000,000 3.875% Guaranteed Senior Notes due 2008
$1,000,000,000 5.125% Guaranteed Senior Notes due 2013
Guaranteed by Cadbury Schweppes public limited company
and Cadbury Schweppes Finance p.l.c.

Guarantees
•	Cadbury Schweppes public limited company, which we refer to as the “Guarantor” or “Cadbury”, will unconditionally and irrevocably guarantee all amounts payable under the notes.
•	Cadbury Schweppes Finance p.l.c., which we refer to as the “Subsidiary Guarantor”, also will unconditionally and irrevocably guarantee all amounts payable under the notes.
Interest Payments
•	Cadbury Schweppes US Finance LLC, which we refer to as the “Issuer” or “Cadbury Schweppes US Finance”, will pay interest on each April 1 and October 1, commencing April 1, 2004, up to the date of maturity or earlier upon redemption of the notes.
Maturity
•	The 3.875% guaranteed senior notes will mature on October 1, 2008.
•	The 5.125% guaranteed senior notes will mature on October 1, 2013.
Ranking
•	The notes of each series and the related guarantees will rank pari passu with, respectively, all of the Issuer’s, the Guarantor’s and the Subsidiary Guarantor’s other unsecured and unsubordinated debt.
Optional Redemption
•	The Issuer will be entitled to redeem the notes of each series in whole or in part at any time prior to their maturity at redemption prices to be determined using the procedures described in this Offering Memorandum.
Listing
•	Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 for the notes to be admitted to the Official List of the United Kingdom Listing Authority and to the London Stock Exchange plc for the notes to be admitted to trading on the London Stock Exchange’s market for listed securities.

     See “Risk Factors” beginning on page 12 for a discussion of risks you should consider before investing in the notes.

     The notes and the guarantees have not been registered under the Securities Act of 1933, as amended, which we refer to as the “Securities Act”, or the securities laws of any other jurisdiction. The notes are being offered and sold within the United States only to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and outside the United States in compliance with Regulation S under the Securities Act.

PRICE: 99.707% AND ACCRUED INTEREST, IF ANY, FOR 3.875% GUARANTEED SENIOR NOTES DUE 2008 PRICE: 99.436% AND ACCRUED INTEREST, IF ANY, FOR 5.125% GUARANTEED SENIOR NOTES DUE 2013

•	The Initial Purchasers listed below will purchase the notes from the Issuer and offer the notes to you, subject to certain conditions.
•	The Initial Purchasers propose to deliver the notes to you in global form through the book-entry delivery system of The Depository Trust Company (with links to Euroclear and Clearstream, Luxembourg) on or about September 29, 2003.

Joint Bookrunners
Banc of America Securities LLC	Deutsche Bank Securities	JPMorgan

Wachovia Securities		Bank One Capital Markets, Inc.

The date of this Offering Memorandum is September 23, 2003.

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IMPORTANT INFORMATION

     The Issuer, the Guarantor and the Subsidiary Guarantor accept responsibility for the information contained in this Offering Memorandum and, to the best of the Issuer’s, the Guarantor’s and the Subsidiary Guarantor’s respective knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this Offering Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

     In making an investment decision, you must rely upon your own examination of Cadbury, the Issuer, the Subsidiary Guarantor, Cadbury’s other subsidiaries and the terms of the offering being made, including the merits and risks involved.

     You should rely only on the information contained in this Offering Memorandum. Neither we, nor any of Banc of America Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC and Bank One Capital Markets, Inc., the initial purchasers of the notes, which we refer to collectively as the “Initial Purchasers”, has authorized anyone to provide you with information other than that contained in this Offering Memorandum. The statements contained in this Offering Memorandum are made only as of the date of this Offering Memorandum.

     Neither the notes offered pursuant to this Offering Memorandum, nor the guarantees of the notes, have been registered under the Securities Act or the securities laws of any other jurisdiction or with any securities regulatory authority of any state or other jurisdiction of the United States. We are relying on an exemption from registration under the Securities Act. By purchasing notes, you will be deemed to have made the acknowledgments, representations, warranties and agreements set forth under the heading “Investor Representations and Transfer Restrictions” in this Offering Memorandum. The notes are being offered within the United States only to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act. The notes are also being offered outside the United States in reliance on Regulation S under the Securities Act.

     The notes are subject to restrictions on transferability and may not be transferred or resold except as permitted under applicable U.S. federal and state securities law pursuant to an effective registration statement or an exemption from registration. We do not intend to register either the notes or the guarantees for resale, or to exchange new series of registered notes and guarantees for the securities offered pursuant to this Offering Memorandum.

     Neither the U.S. Securities and Exchange Commission, which we refer to as the SEC, nor any state securities commission has approved or disapproved of the securities offered pursuant to, or passed upon the adequacy or accuracy of, this Offering Memorandum. Any representation to the contrary is a criminal offense.

     In connection with the issue of the notes, each of the Initial Purchasers or any person acting for them may over-allot or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation on the part of any of the Initial Purchasers or any agent of any Initial Purchaser to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period. For a discussion of these activities, see “Plan of Distribution”.

     We have not authorized the notes, nor the related guarantees, to be offered to the public in the United Kingdom (within the meaning of the U.K. Public Offers of Securities Regulations 1995). Neither this Offering Memorandum nor any other document issued in connection with this offering may be issued or passed on to any person in the United Kingdom, unless such persons are of a kind described in Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, or are persons to whom such document may otherwise be lawfully issued or passed on.

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     A copy of this Offering Memorandum has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of the Financial Services and Markets Act 2000.

     The distribution of this Offering Memorandum and the offering or sale of the notes in certain jurisdictions is restricted by law. This Offering Memorandum may not be used for, or in connection with, and does not constitute, any offer to, or solicitation by, anyone in any jurisdiction in which it is unlawful to make such an offer or solicitation. Persons into whose possession this document may come are required by us and the Initial Purchasers to inform themselves about and to observe such restrictions. Neither we nor any of the Initial Purchasers accept any responsibility for any violation by any person, whether or not he, she or it is a prospective purchaser of the notes, of any such restrictions.

     The Issuer reserves the right to withdraw this offering of notes at any time, and the Issuer and the Initial Purchasers reserve the right to reject any commitment to subscribe for the notes, in whole or in part. The Issuer also reserves the right to allot to you less than the full amount of notes sought by you.

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NOTICE TO NEW HAMPSHIRE RESIDENTS

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED (“RSA 421-B”) WITH THE SECRETARY OF STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED WITH THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

DISCLOSURE OF U.S. FEDERAL INCOME TAX MATTERS

     Notwithstanding anything in this Offering Memorandum to the contrary, any persons into whose possession this document may come (together with their representatives and other agents) may disclose to any and all persons, without limitation of any kind, the “tax treatment” and “tax structure” (each as defined in U.S. Treasury Regulation section 1.6011-4) of the transactions contemplated by this Offering Memorandum. However, any such information relating to the “tax treatment” or “tax structure” is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws. This authorization of tax disclosure is not intended to permit disclosure of any other information in this Offering Memorandum including, without limitation, any information which does not relate to the “tax treatment” or “tax structure” of the transactions contemplated by this Offering Memorandum.

MARKET SHARE, RANKING AND OTHER DATA

     The market share, ranking and other data contained in this Offering Memorandum are based either on our management’s own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by our management to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market share. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Offering Memorandum, including, without limitation, the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements. In some cases, you can identify our forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. All statements other than statements of historical fact included in this Offering Memorandum, including those regarding our future financial position, results of operation, cash flows and cost, and those regarding our business strategy and growth opportunities, are forward-looking statements. These forward-looking statements are based on a number of assumptions made by our management concerning future events and information currently available to our management. You should not rely unduly on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside of our control, and could cause actual events to differ materially from those statements. Although we believe our expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations, in addition to those factors described under “Risk Factors”, include:

•	international economic and political conditions;
•	currency rate fluctuations;
•	actions of competitors, some of which have greater resources than us;
•	changes in laws, regulations, and accounting standards;
•	fluctuations in the cost of funding retirement benefits;
•	distributor and licensee relationships and actions;
•	consumer demand and acceptance of new products;
•	effectiveness of spending and marketing programs;
•	fluctuations in the cost and availability of raw materials; and
•	unusual weather patterns.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements.

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WHERE YOU CAN FIND MORE INFORMATION

     Cadbury files annual and other reports and information with the SEC. You may read and copy any of these documents at the principal office of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the SEC’s internet site found at http://www.sec.gov. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This information, however, is not a part of, and is not incorporated by reference in, this Offering Memorandum. In addition, Cadbury’s American Depositary Shares, represented by American Depositary Receipts, or ADRs, are listed on the New York Stock Exchange. You may inspect reports and other information about Cadbury at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The information contained in this Offering Memorandum supersedes any information contained in any document previously filed by Cadbury with the SEC.

     As a foreign private issuer, Cadbury is exempt from the rules under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, prescribing the furnishing and content of proxy statements. Additionally, Cadbury’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, under the Exchange Act, Cadbury is not required to publish financial statements as frequently, as promptly or containing the same information, as U.S. companies.

     There is no information incorporated by reference in this Offering Memorandum. For the avoidance of doubt, we confirm that any reference in this Offering Memorandum to listing particulars means this Offering Memorandum excluding any information incorporated by reference. We have confirmed that any information to which readers of this Offering Memorandum are expressly referred has not been and does not need to be included in the listing particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the listing rules of the United Kingdom Listing Authority. We believe that no such information conflicts in any material respect with the information included in the listing particulars.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

     Cadbury is a public company with limited liability incorporated under the laws of England and Wales with registered number 52457. The Issuer is a limited liability company organized under the laws of the State of Delaware. The Subsidiary Guarantor is a public company with limited liability incorporated under the laws of England and Wales with registered number 465012. Most of our senior management and some of the experts named in this Offering Memorandum are not residents of the United States. A substantial portion of our assets and all or a substantial portion of the assets of these named persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons or, even if process is served against us or these persons, to enforce against us or them judgments obtained in United States courts. We have been advised by our legal advisors, Morgan, Lewis & Bockius LLP in conjunction with Morgan, Lewis & Bockius, registered foreign lawyers and solicitors, that there is substantial doubt as to the enforcement in England, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated upon U.S. federal securities laws, including civil liabilities under those laws.

     Cadbury, the Issuer and the Subsidiary Guarantor will each unconditionally and irrevocably submit to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising out of this offering, and Cadbury and the Subsidiary Guarantor have appointed CT Corporation System, at 111 Eighth Avenue, 13th Floor, New York, New York 10011, USA, to accept service of process.

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EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in New York City on the last day of each month during a fiscal year or an interim period, as the case may be. On September 15, 2003, the noon buying rate for sterling was £1.00 = $1.60.

Month	High	Low
September 2003 (through September 15)	$1.61	$1.57
August 2003	$1.62	$1.57
July 2003	$1.67	$1.59
June 2003	$1.68	$1.63
May 2003	$1.65	$1.59
April 2003	$1.60	$1.55
March 2003	$1.61	$1.56

Interim Period Ended	Average Rate
June 15, 2003	$1.63
June 16, 2002	$1.48

Fiscal Year	Average Rate
2002	$1.51
2001	$1.44
2000	$1.51
1999	$1.62
1998	$1.66

PRESENTATION OF FINANCIAL INFORMATION

     We have prepared our financial information contained in this Offering Memorandum in accordance with U.K. GAAP, which differs in significant respects from U.S. GAAP. We describe these differences in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Review—Summary of Significant U.K. GAAP to U.S. GAAP Differences”, and in note 31 to our audited annual consolidated financial statements included in this Offering Memorandum. Unless we indicate otherwise, any reference in this Offering Memorandum to our consolidated financial statements is to our audited annual consolidated financial statements and the related notes and our unaudited interim consolidated financial statements and the related notes, in each case, included elsewhere in this Offering Memorandum.

     Our annual consolidated financial statements are prepared as of, and for, our fiscal year ending, the Sunday nearest to December 31. Our audited annual profit and loss accounts and cash flow statements contained in this Offering Memorandum relate to the 52 week period from December 31, 2001 to December 29, 2002, or “fiscal 2002”, the 52 week period from January 1, 2001 to December 30, 2001 or “fiscal 2001”, and the 52 week period from January 3, 2000 to December 31, 2000, or “fiscal 2000”. Our audited balance sheets for fiscal 2002 and 2001 were prepared as of December 29, 2002 and December 30, 2001, respectively.

     Our unaudited interim financial statements are prepared as of, and for the interim period ending, the Sunday of the 24th week of our fiscal year. Our unaudited interim profit and loss accounts and cash flow statements contained in this Offering Memorandum relate to the 24 week period from December 30, 2002 to June 15, 2003, or the “2003 interim period”, and the 24 week period from December 31, 2001 to June 16, 2002, or the “2002 interim period”. Our balance sheets for the 2003 and 2002 interim periods were prepared as of

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June 15, 2003 and June 16, 2002, respectively. In the opinion of our management, the unaudited interim financial statements included in this Offering Memorandum include all adjustments, consisting of only normally recurring adjustments, necessary for a fair presentation of this financial information. These financial statements do not comply with the rules and regulations of the SEC that would apply if this offering were to be an offering of securities to be registered with the SEC, as they omit a reconciliation of shareholders’ funds and cash flows from U.K. to U.S. GAAP.

     The summary and selected consolidated profit and loss account data for fiscal 1999 and 1998 and the summary and selected consolidated balance sheet data as of the end of fiscal 2000, 1999 and 1998 appearing elsewhere in this Offering Memorandum have been derived from our financial statements for such periods, which were audited by Arthur Andersen, independent accountants. Arthur Andersen has ceased operations. Accordingly, your ability to seek damages from Arthur Andersen in connection with this offering, or to recover any damages, will be limited.

     On December 16, 2002, we signed an agreement to acquire the Adams confectionery business, which we refer to as the “Adams business” or “Adams”, from Pfizer Inc. for $4.2 billion. We completed the acquisition on March 30, 2003. Included in this Offering Memorandum is financial information for Adams as of and for the nine-month period ended September 29, 2002, and the years ended December 31, 2001 and 2000, which financial information has been reported on by KPMG LLP. Based on the acquisition method of accounting, we began to consolidate the results of operations of Adams as of March 31, 2003 and Adams’ balance sheet information was consolidated as part of our June 15, 2003 balance sheet included in our unaudited interim consolidated financial statements.

     SEC rules applicable to securities offerings that are registered with the SEC would require us to present financial statements of Adams as of and for the year ended December 31, 2002, audited by an independent auditor, unaudited financial statements for the three months ended March 31, 2003, as well as pro forma financial information giving effect to our acquisition of Adams as though it had occurred on January 1, 2002, for the year ended December 31, 2002 and for the 2003 interim period. Audited financial information in respect of the results of operations of Adams from September 29, 2002 through March 31, 2003 is not available and, consequently, the foregoing historical and pro forma financial information has not been presented in this Offering Memorandum.

     During the time following the signing of the acquisition agreement for Adams and through the closing date of such acquisition on March 30, 2003, we worked with Adams’ management in order to ensure an orderly transition of Adams’ operations and the integration of the Adams business. While no historical financial information is presented in this Offering Memorandum for Adams in respect of the six-month period from September 30, 2002 through March 31, 2003, we have reviewed unaudited internal financial performance data for the Adams business for this period. Our review of this information indicates that increased competitive pressures in certain of the markets in which Adams operates, as well as customary issues resulting from the operation of a business pending the completion of its sale, have had some adverse effect on its results of operations. However, we do not expect any continuing weakness in the Adams business to have a material adverse effect on our operations and we have not changed our valuation of the Adams business or our view of the opportunities for value creation. Nevertheless, because of the absence of audited information regarding the results of operations and financial condition of Adams during this six-month period, we can offer you no assurance on this matter.

     We have included the Subsidiary Guarantor’s Annual Report and Accounts for the 52 weeks ended December 29, 2002, as audited by Deloitte & Touche LLP, the Subsidiary Guarantor’s Annual Report and Accounts for the 52 weeks ended December 30, 2001, as audited by Arthur Andersen, and the Subsidiary Guarantor’s Annual Report and Accounts for the 52 weeks ended December 31, 2000, as audited by Arthur Andersen. Arthur Andersen has ceased operations. Accordingly, your ability to seek damages from Arthur Andersen in connection with this offering, or to recover any damages, will be limited. These financial statements

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were prepared in accordance with U.K. GAAP and were audited in accordance with U.K. auditing standards. These financial statements do not comply with the rules and regulations of the SEC that would apply if this offering were to be an offering of securities to be registered with the SEC.

     In addition, we have included the Subsidiary Guarantor’s unaudited profit and loss accounts for the 2003 interim period prepared in accordance with U.K. GAAP. No profit and loss accounts for the 2002 interim period are presented.

     We publish our consolidated financial statements in sterling. We have included, however, references to other currencies. In this Offering Memorandum:

•	references to “sterling”, “pounds”, “pence”, “p” or “£” are to the lawful currency of the United Kingdom;
•	references to “euro” or “€” are to the euro, the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union; and
•	references to “U.S. dollars”, “dollars”, “cents” or “$” are to the lawful currency of the United States of America.

     Other currencies referred to in this Offering Memorandum are more particularly described where such references are included.

     For your convenience and except where we specify otherwise, we have translated sterling figures into dollars at the rate of £1.00 = $1.58, the noon buying rate in New York City for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on August 29, 2003. The noon buying rate as of June 15, 2003, the date of the most recent balance sheet for Cadbury included in this Offering Memorandum, was £1.00 = $1.67. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated.

     We have included certain measures in our financial statements that are non-GAAP measures. In connection with an offering registered under the Securities Act, use of these non-GAAP measures would be either prohibited or require more extensive disclosure than contained in this Offering Memorandum in respect thereto.

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SUMMARY

     This summary highlights information contained elsewhere in this Offering Memorandum. It is not complete and may not contain all of the information that you should consider before investing in the notes. In this Offering Memorandum, references to “we”, “us”, “our” or the “group” are references to Cadbury Schweppes public limited company and its consolidated subsidiaries. References to the “Issuer” or “Cadbury Schweppes US Finance” refer only to Cadbury Schweppes US Finance LLC, references to the “Guarantor” or “Cadbury” refer only to Cadbury Schweppes public limited company and references to the “Subsidiary Guarantor” refer only to Cadbury Schweppes Finance p.l.c.

Our Company

     We are one of the leading confectionery and beverage companies in the world with operations in over 200 countries. The origins of our business stretch back over 200 years. We have a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls and Trebor in the confectionery business and Dr Pepper, 7 UP (in the United States and Puerto Rico only), Snapple, Orangina and Schweppes in the beverages business. The market capitalization of Cadbury, a member of the FTSE 100, as of September 15, 2003 was approximately £8,000 million.

     In fiscal 2002, we had net turnover from continuing operations of £5,298 million ($8.4 billion) and “underlying operating profit” from continuing operations before major restructuring costs, goodwill amortization, operating profit attributable to associates and profits and losses on disposals of £983 million ($1.6 billion). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of underlying operating profit to our group operating profit.

     Since the late 1980’s, we have focused our business on confectionery and beverages, two markets which we believe are attractive because they are generally steadily growing, heavily branded and typically earn significant margins and are cash generative.

Strategy

     Our strategy is to create robust and sustainable regional positions in our two core markets through organic growth, acquisitions and divestitures. Over the past seven years, we have significantly strengthened our business through an active program of acquisitions and divestitures. Through acquisitions we have strengthened existing positions and extended our presence in faster growing product categories and geographic territories within our two core markets. The aggregate amount spent on acquisitions in this period was £5,800 million, with the most significant acquisitions being Snapple in fiscal 2000 for $1.45 billion, Orangina in fiscal 2001 for £445 million and Adams in fiscal 2003 for $4.2 billion. Over the same period, we also exited markets where we believed we did not have or could not build sustainable business models. We sold our bottling operations in the United Kingdom in fiscal 1997, and in fiscal 1999 we sold our beverages businesses in 160 markets where, with an average market share of 2%, we did not believe we could build a sustainable competitive advantage. These and other disposals during this period have raised £900 million.

     We have focused our activities in beverages on our strong regional businesses in the Americas, Australia and Continental Europe. In these markets we have strengthened our existing positions through acquisitions, which have broadened our range of brands and products, particularly in the faster growing non-carbonated beverage sector.

     In confectionery, we have evolved from reliance on the sale of chocolate products in the United Kingdom and former Commonwealth countries, mainly Australia, to ownership of a diverse product and geographic

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portfolio. This was achieved primarily through acquisitions, notably Wedel in Poland, Hollywood in France, Dandy in Scandinavia and, most recently, Adams in the United States. Our strategy recognizes that we can use our existing strong distribution network to sell a broader range of confectionery products, some of which are faster growing than our traditional chocolate products. We also believe we can benefit strategically from consolidating what has traditionally been a highly fragmented industry. Today, we are a global leader in the confectionery market with a 9.0% market share according to Euromonitor. Our products span the entire confectionery category, which consists of chocolate, sugar and gum, and we are present in nearly all the key confectionery markets around the world.

Recent Developments

     In December 2002, we announced the acquisition of the Adams business from Pfizer Inc. for $4.2 billion. Adams has the second largest market share in the global gum market with a 25.0% share, according to Euromonitor, with brands such as Trident, Dentyne, the “Bubbas” range of bubblegum products, Clorets and Chiclets. Adams’ Halls brand is the world’s number one sugar brand and the leading medicated confectionery product. Other brands include Certs, a leading mint brand in the United States. The acquisition was completed on March 30, 2003.

     We believe that the acquisition of Adams is a major strategic step, giving us scale presence across the entire confectionery market (chocolate, sugar and gum), significantly increasing our exposure to higher growth categories, giving us strong positions and routes to market in new geographical locations, notably in the United States and Latin America, and providing us with significant value creation opportunities.

     In February 2003, we announced a comprehensive management and organizational change designed to drive a more focused growth and efficiency agenda, to enable the successful integration of Adams and to put the next generation of management in place.

     A significant component of this change was the consolidation of our operational management structure to five business and regional units and the appointment of a new leadership team to manage these new regions. Our business segments are:

•	Americas Beverages, which combines the separate operating units of Dr Pepper/Seven Up, Mott’s and Snapple and also includes our Mexican beverage operations, which previously were part of the Europe Beverages region. Americas Beverages reported turnover of £1,982 million in fiscal 2002, representing approximately 37.4% of total turnover for that period;

•	Americas Confectionery, which combines our existing operations in Canada, the United States and Argentina, with most of the Adams business. Americas Confectionery reported turnover of £252 million in fiscal 2002, representing approximately 4.8% of total turnover for that period;

•	Europe, Middle East and Africa, or EMEA, Confectionery, which combines the previously separate Great Britain and Ireland and Continental Europe confectionery regional units with businesses in Africa and the Middle East. EMEA Confectionery reported turnover of £1,768 million in fiscal 2002, representing approximately 33.4% of total turnover for that period;

•	Europe Beverages, which consists of our traditional Europe Beverage operations (primarily in Spain and France) but excluding our beverage operations in Mexico. Europe Beverages reported turnover of £548 million in fiscal 2002, representing approximately 10.4% of total turnover for that period; and

•	Asia Pacific, which combines our former Asia Pacific beverage and confectionery businesses (mainly in Australia, New Zealand and China) with our businesses in India and Pakistan. Asia Pacific reported turnover of £738 million in fiscal 2002, representing approximately 14.0% of total turnover for that period.

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For a more detailed description of the regional operating units, see “Business – Business Segments.”

     After the acquisition of Adams and the organizational reorganization, the new management team’s key priorities are to deliver more focused growth and cost reduction programs. As a consequence of our recent acquisition program and our historically devolved and more fragmented operating structure, we believe that there are significant opportunities to reduce costs. The acquisition program has also increased our exposure to higher growth sectors and geographies within our two core markets. The benefits of the cost reduction program are expected to provide additional resources for investment.

     Cadbury was incorporated in England as a limited company on May 6, 1897 under the name of Schweppes, Limited. In 1969, Cadbury changed its name to Cadbury Schweppes Limited, and in 1981 Cadbury re-registered as Cadbury Schweppes public limited company. The registered number of Cadbury Schweppes public limited company is 52457. Cadbury’s principal executive offices are located at 25 Berkeley Square, London W1J 6HB, United Kingdom (telephone: +44-20-7409-1313). Cadbury’s website is www.cadburyschweppes.com. The information on Cadbury’s website is not a part of, and is not incorporated by reference in, this Offering Memorandum.

     Cadbury Schweppes US Finance LLC is a limited liability company organized in the State of Delaware on September 9, 2003. Its principal executive offices are located at 5301 Legacy Drive, Plano, Texas 75024, USA.

     Cadbury Schweppes Finance p.l.c. was incorporated in England as a limited company on February 24, 1949, and in 1999 it re-registered as a public limited company. The registered number of Cadbury Schweppes Finance p.l.c. is 465012. Its principal executive offices are located at 25 Berkeley Square, London, W1J 6HB, United Kingdom (telephone: +44-20-7409-1313).

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The Offering

Issuer	Cadbury Schweppes US Finance LLC

Guarantors	Cadbury Schweppes public limited company and Cadbury Schweppes Finance p.l.c.

Securities Offered	$1,000,000,000 aggregate principal amount of 3.875% Guaranteed Senior Notes due 2008, which we refer to as the “2008 Notes”.

$1,000,000,000 aggregate principal amount of 5.125% Guaranteed Senior Notes due 2013, which we refer to as the “2013 Notes” and, together with the 2008 Notes, the “notes”.

Offering Price	2008 Notes: 99.707% of the principal amount of the 2008 Notes, plus accrued interest, if any, from September 29, 2003.

2013 Notes: 99.436% of the principal amount of the 2013 Notes, plus accrued interest, if any, from September 29, 2003.

Maturity Dates	2008 Notes: October 1, 2008.

2013 Notes: October 1, 2013.

Interest Rates	The 2008 Notes and the 2013 Notes will bear interest at the rates of 3.875% and 5.125% per annum, respectively, payable semi-annually on April 1 and October 1 of each year, commencing April 1, 2004.

Guarantees	The Guarantor and the Subsidiary Guarantor will jointly and severally, fully and unconditionally, guarantee the Issuer’s obligations in respect of the 2008 Notes and the 2013 Notes, including all required payments in respect of principal, interest and additional amounts, if any.

Ranking	The notes will be senior unsecured debt obligations of the Issuer and rank pari passu in right of payment with all its existing and future unsecured and unsubordinated indebtedness.

The Guarantor’s guarantee of the notes will be the senior unsecured obligation of the Guarantor and rank pari passu in right of payment with all its existing and future unsecured and unsubordinated indebtedness.

The Subsidiary Guarantor’s guarantee of the notes will be the senior unsecured obligation of the Subsidiary Guarantor and rank pari passu in right of payment with all of its existing and future unsecured and unsubordinated indebtedness.

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Further Issues	The Issuer may reopen either series of notes and issue additional notes fungible with either the 2008 Notes or the 2013 Notes.

Additional Amounts	Each of the Issuer, the Guarantor and the Subsidiary Guarantor has agreed to pay such additional amounts (“Additional Amounts”) as may be necessary so that the amount received by the holders of each series of notes after certain tax related deductions or withholdings in relation to such series of notes will not be less than the amount that the holders thereof would have received in the absence of such withholding or deduction. See “Description of the Notes and Guarantees—Certain Covenants—Additional Amounts.”

Tax Redemption	The notes of each series may be redeemed at the Issuer’s option, in whole but not in part, at any time at a redemption price equal to the aggregate principal amount of such notes, together with Additional Amounts, if any, and accrued and unpaid interest to the redemption date in the event of certain changes affecting tax laws in the United Kingdom or the United States.

Optional Redemption	The Issuer may redeem some or all of the 2008 Notes or 2013 Notes at any time at a redemption price equal to the greater of:

• 100% of the principal amount of the notes of such series being redeemed, or

• the sum of the present values of the remaining principal and interest on the notes of such series being redeemed, not including any portion of interest accrued on the date of redemption, from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis at the treasury rate plus 20 basis points in the case of the 2008 Notes and 25 basis points in the case of the 2013 Notes, plus any accrued and unpaid interest to (but excluding) the date of redemption and Additional Amounts, if any.

Certain Covenants	The indenture governing the notes will contain covenants that may limit the ability of the Guarantor and its subsidiaries to, among other things, create liens on their assets. These covenants are subject to a number of important exceptions. See “Description of the Notes and Guarantees—Certain Covenants”.

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Transfer Restrictions; Listing	The Issuer has not registered the notes nor has the Guarantor or the Subsidiary Guarantor registered the guarantees under the Securities Act. The Issuer, the Guarantor and the Subsidiary Guarantor do not intend to subsequently register the notes and the guarantees for resale or to exchange a new series of registered notes and guarantees for the securities offered pursuant to this Offering Memorandum. You may offer or sell notes only in transactions exempt from, or not subject to, registration under the Securities Act. See “Investor Representations and Transfer Restrictions”.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 for the notes to be admitted to the Official List of the United Kingdom Listing Authority and to the London Stock Exchange plc for the notes to be admitted to trading on the London Stock Exchange’s market for listed securities. The listing of the notes on the Official List will be expressed as a percentage of the principal amount of the notes (excluding accrued interest). It is expected that official listing will be granted on or about the closing date of this offering, subject only to issue of the Rule 144A temporary global note and the Regulation S temporary global note. Prior to official listing, trading will be permitted by the London Stock Exchange in accordance with its rules.

Form of Notes	Each series of notes will be available in registered book-entry form only and in minimum denominations of $1,000. We expect that each series of notes sold in this offering will be represented by global registered notes, which will be registered in the name of a nominee for The Depository Trust Company, which we refer to as DTC, for credit to accounts of direct or indirect participants in DTC, including Euroclear and Clearstream, Luxembourg.

Trustee	JPMorgan Chase Bank.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $1.982 billion. On the closing of this offering, the Issuer will loan these funds to another subsidiary of the Guarantor which will, through a series of intra-group transactions, repay existing loans from the Subsidiary Guarantor. The Subsidiary Guarantor intends to use these proceeds towards repayment of $1.982 billion of outstanding indebtedness incurred under our commercial paper

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programs. The indebtedness under the commercial paper programs which we expect to repay with the proceeds of this offering was incurred to finance the Adams acquisition, either directly or to refinance bank borrowings used to finance the Adams acquisition. See “Use of Proceeds” for additional information regarding the use of proceeds of this offering.

Governing Law	The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

     You should refer to the section entitled “Description of the Notes and Guarantees” for additional information concerning the notes and guarantees.

Cross Guarantees

     The Subsidiary Guarantor, which will guarantee the notes, is a direct, wholly-owned subsidiary of Cadbury. Its principal activity is the management of funding and foreign currency exposure for all group companies. As of June 15, 2003, it had assets of £5,789 million, principally loans to Cadbury and other subsidiaries of Cadbury, and liabilities of £5,780 million, principally indebtedness for funds borrowed in connection with group funding activities. Cadbury has guaranteed all such indebtedness. See “Subsidiary Guarantor” for more information.

     In connection with the guarantee of the notes by the Subsidiary Guarantor, the Issuer will guarantee all present and future indebtedness under the Subsidiary Guarantor’s £5,000 million Euro Medium-Term Note program. As of the date of this Offering Memorandum, this indebtedness was approximately £1,800 million.

     It is our intent that this cross guarantee arrangement, together with Cadbury’s guarantee of both the notes and the Subsidiary Guarantor’s indebtedness, will result in notes of the Issuer and the medium-term notes of the Subsidiary Guarantor being effectively pari passu.

Risk Factors

     You should refer to the section entitled “Risk Factors” for an explanation of certain risks of investing in the notes.

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Summary Consolidated Financial Data

     The table below shows summary consolidated financial data for and as of the end of our fiscal years 2002, 2001, 2000, 1999 and 1998. The summary consolidated profit and loss account data for the fiscal years 2002, 2001 and 2000, and the summary consolidated balance sheet data as at the end of fiscal 2002 and 2001 have been derived from our audited annual consolidated financial statements included elsewhere in this Offering Memorandum, which have been audited by Deloitte & Touche LLP, independent accountants. The summary consolidated profit and loss account data for the fiscal years 1999 and 1998 and the summary consolidated balance sheet data as at the end of fiscal 2000, 1999 and 1998 have been derived from our audited annual consolidated financial statements for those periods and as of those dates, which are not included in this Offering Memorandum. The summary consolidated profit and loss account data for the 2003 and 2002 interim periods, and the summary consolidated balance sheet data as of the end of the 2003 and 2002 interim periods have been derived from our unaudited interim consolidated financial statements included elsewhere in this Offering Memorandum, and reflect all adjustments necessary for a fair presentation of the interim periods. Profit and loss account data for an interim period is not necessarily indicative of results for the full fiscal year. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements appearing elsewhere in this Offering Memorandum.

     Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs from U.S. GAAP in significant respects. For a description of these differences, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Review—Summary of Significant U.K. GAAP to U.S. GAAP Differences” and note 31 to our audited annual consolidated financial statements. Our audited annual consolidated financial statements contain a reconciliation to U.S. GAAP of profit for the financial year, shareholders’ funds and certain other financial data. Our unaudited interim consolidated financial statements contain a reconciliation to U.S. GAAP of profit for those periods. The information provided below is not necessarily indicative of the results that may be expected from future operations.

     For convenience, we have translated the fiscal 2002 and the 2003 interim period amounts into U.S. dollars at the rate of £1.00=$1.58, the noon buying rate in New York City on August 29, 2003.

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			Fiscal Year				Interim Period

	2002	2002	2001	2000	1999	1998	2003	2003	2002

	$	£	£	£	£	£	$	£	£
				(in millions)
U.K. GAAP Information:
Consolidated Profit and Loss
Account Data:
Turnover from continuing
operations(1)	8,371	5,298	4,960	4,118	4,234	3,999	3,884	2,458	2,354
Turnover from acquisitions(2)	–	–	–	–	–	–	382	242	–

Total turnover	8,371	5,298	4,960	4,118	4,234	3,999	4,266	2,700	2,354
Trading expenses	(6,818)	(4,315)	(4,030)	(3,343)	(3,549)	(3,383)	(3,615)	(2,288)	(1,953)
Goodwill amortization	(101)	(64)	(46)	(13)	(3)	–	(70)	(44)	(25)
Major restructuring costs	(84)	(53)	(53)	(49)	(64)	(23)	(41)	(26)	(17)
Discontinued operations(3)	–	–	–	–	16	26	–	–	–
Exceptional items(4)	–	–	–	–	–	(68)	–	–	–

Group operating profit	1,368	866	831	713	634	551	540	342	359

Total operating profit including
associates	1,460	924	888	778	669	589	578	366	387
Net interest	(167)	(106)	(106)	(49)	(61)	(57)	(112)	(71)	(43)
Profit on ordinary activities before
taxation	1,311	830	813	756	958	570	465	294	349
Profit for the financial year/period	866	548	542	496	649	348	292	185	226
Profit retained for the financial year/
period	502	318	320	287	447	154	175	111	156

Consolidated Balance Sheet Data
(at period end):
Total assets	11,684	7,395	6,968	6,106	4,403	4,073	16,467	10,422	7,355
Net assets	5,192	3,286	3,183	2,838	2,535	2,140	5,340	3,380	3,341
Net borrowings	(2,917)	(1,846)	(1,637)	(1,229)	(182)	(506)	(7,526)	(4,763)	(2,003)
Shareholders’ funds	4,772	3,020	2,880	2,545	2,152	1,843	4,933	3,122	3,045

Business Performance Measures:
Underlying operating profit from
continuing operations (5)	1,553	983	930	775	685	616	651	412	401
Ratio of earnings to fixed
charges(6)	6.17	6.17	5.52	5.43	5.33	4.78	3.49	3.49	6.25
EBITDA(7)	1,800	1,139	1,097	935	1,071	791	766	485	480

						Fiscal Year

						2002	2002	2001	2000

						$	£	£	£
						(in millions)
U.S. GAAP Information:
Turnover(1)						8,371	5,298	4,960	4,118
Operating profit						1,485	940	789	616
Profit for the financial year						893	565	493	383
Shareholders’ funds						5,756	3,643	3,630	3,386

Consolidated Balance Sheet Data (at fiscal year end):
Total assets						13,367	8,460	8,007	6,776
Net assets						6,176	3,909	3,930	3,676

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1.	Turnover for fiscal 2000 and fiscal 2001 has been restated to comply with the new definition of turnover adopted by the group in fiscal 2002. The new definition of turnover was adopted in accordance with FASB’s Emerging Issues Task Force Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” and Issue No. 00-14, “Accounting for Certain Sales Incentives”, which were codified along with other similar issues, into Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. EITF Issue 01-09 clarifies the profit and loss account classification of costs incurred by a vendor in connection with a reseller’s purchase or promotion of the vendor’s products, resulting in certain co-operative advertising and product placement costs previously classified as trading expenses being reflected as a reduction of turnover. As a result of applying the provisions of EITF 01-09, the group turnover was reduced and trading expenses were increased by £457 million for 2000 and £559 million in 2001. This has no effect on group operating profit or profit. Turnover for fiscal 1998 and 1999 has not been restated as it is impractical to do so. See “Management’s Discussion and Analysis of Operations—Accounting Policy Changes.”
2.	Turnover from acquisitions in the 2003 interim period was comprised of £241 million attributable to the Adams acquisition and £1 million attributable to other acquisitions.
3.	Discontinued operations represent the group’s beverage brands disposed of in fiscal 1999.
4.	Exceptional items represent fixed asset impairments and working capital losses resulting from the economic crisis which occurred in Russia during the second half of fiscal 1998.
5.	Underlying operating profit from continuing operations is not a measure of performance or financial condition under generally accepted accounting principles in the United Kingdom or the United States. See “Management’s Discussion and Analysis of Operations” for a reconciliation of underlying operating profit from continuing operations to U.K. GAAP group operating profit for fiscal 2002, fiscal 2001 and fiscal 2000 and the 2003 and 2002 interim periods. A reconciliation of underlying operating profit from continuing operations to U.K. GAAP group operating profit for fiscal 1999 and 1998 is set forth below.

	Fiscal	Fiscal

	1999	1998

	(in millions)
	£	£
Underlying operating profit	685	616
Goodwill amortization	(3)	—
Major restructuring costs	(64)	(23)
Discontinued operations	16	26
Exceptional items	—	(68)

Group operating profit	634	551

6.	For purposes of computing the ratio of earnings to fixed charges:
	•	earnings consist of income before taxes, minority interests and equity in earnings of investees plus distributions to equity investees, fixed charges, and amortization of capitalized interest, less capitalized interest, and
	•	fixed charges consist of total interest expense, whether expensed or capitalized and including amortization of debt issuance costs, and one third of rental expense on operating leases, which is estimated to be the portion attributable to interest.
7.	EBITDA is a measure of the cash generated from operations. EBITDA is defined as earnings (i.e. net income) before interest, taxes, depreciation and amortization. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles in the United Kingdom or the United States, but is presented because it is a widely accepted indicator of a company’s ability to incur and service debt. EBITDA should not be considered as an alternative to operating profit, profit for the financial year or period, cash flows from operating activities, investing activities and financing activities or other income measure or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. Our EBITDA is calculated as follows:

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			Fiscal Year				Interim Period

	2002	2002	2001	2000	1999	1998	2003	2003	2002

	$	£	£	£	£	£	$	£	£
					(in millions)

Profit for the financial year/period	866	548	542	496	649	348	292	185	226
Interest	168	106	106	49	61	57	112	71	43
Taxation	403	255	241	224	208	181	153	97	111
Depreciation	262	166	162	153	150	205	139	88	75
Amortization	101	64	46	13	3	—	70	44	25

EBITDA	1,800	1,139	1,097	935	1,071	791	766	485	480

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RISK FACTORS

     You should carefully consider the risk factors described below, as well as the other information included in this Offering Memorandum, before purchasing the notes. Our business, financial condition or results of operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify or do not currently deem material.

Risks Related to Our Business

     We depend on licensing arrangements with bottlers, and the termination or modification of these arrangements could significantly adversely affect our revenues and profitability.

     A significant part of our beverage business is conducted through licensing arrangements, notably with bottlers of our beverages products in the United States. Changes in bottling arrangements could adversely impact our sales or margins in particular market segments. For instance, our recent volume and sales performance was adversely affected by the termination of certain Dr Pepper/Seven Up distribution arrangements in our Americas Beverages segment, which affected our 7 UP and Hawaiian Punch brands. Prior to fiscal 2002, approximately 40% of volume sales of 7 UP in the United States were made through distributors that were part of the Pepsi-Cola distribution system. Beginning in fiscal 2002, distribution arrangements accounting for approximately 70% of 7 UP volume in Pepsi’s distribution system have been terminated due to the distributors’ efforts to focus on competing brands. The majority of these terminations were effective as of January 2003. Consequently, we have had to secure alternative distribution for 7 UP in the United States and, as a result, turnover attributable to 7 UP during the 2003 interim period fell by 16% as compared to the 2002 interim period. If the results of these alternative distribution arrangements do not ultimately prove successful, our results may suffer.

     If we experience unforeseen difficulties in our acquisitions, or incur significant additional costs to integrate these acquisitions, our earnings could decrease.

     We have completed approximately £3,000 million of acquisitions in numerous countries, particularly the Americas, in the period from fiscal 1998 through fiscal 2002, and in March 2003 we acquired the Adams business for $4.2 billion. There can be no assurance that material liabilities associated with these recently acquired businesses will come to light prior to the expiration of any applicable warranty and indemnity period. In addition, the operations of Adams were diversified on a geographic basis and pose significant integration and related challenges. Accordingly, in connection with the acquisition of Adams, significant integration costs will be incurred in fiscal 2003 and fiscal 2004, including the costs associated with the consolidation of certain facilities. In addition, we must migrate Adams’ logistics and financial reporting systems to our systems during fiscal 2004. Difficulties in the Adams integration process, or the incurrence of significant additional costs associated with the integration process of Adams or our other acquisitions, could materially reduce our earnings.

     We operate in highly competitive markets in which our position could be adversely affected if we were unable to respond to rapid changes in consumer preferences or other competitive factors.

     Both the beverages and confectionery industries are highly competitive. In our major markets, we compete with other multinational corporations, some of which have greater financial resources to respond to and develop the markets in which both they and we operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. This could cause our sales or margins to decrease in these markets. Furthermore, consumer tastes are susceptible to change. For instance, increased focus on nutrition or concerns over obesity may lead to lower consumer demand for certain of our beverage and confectionery products. If we are unable to respond to rapid changes in consumer preferences, our sales or margins in individual markets could be materially adversely affected.

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     We depend on enterprise-wide technology and any significant disruption to our equipment or communications networks could cause us to incur material financial losses.

     We depend on accurate, timely information and numerical data from key software applications to enable day-to-day decision making. We are currently engaged in the development of a major enterprise-wide system which we will continue to implement progressively throughout our operations in the next few years. The first stage of this implementation took place in our Australian operations in fiscal 2002 and resulted in start-up problems with the logistics and distribution modules that severely impacted the ability of our Asia Pacific business to deliver products at the start of the key summer selling season. We estimate that the combination of lost revenues and increased costs was approximately £10 million during the last quarter of fiscal 2002 and we have incurred additional lost revenues in fiscal 2003. In fiscal 2004, we intend this system to be operational in our Americas Beverages segment. Any additional disruption caused by a failure of this or similar applications, of underlying equipment or of communication networks, for whatever reason, could result in lost revenue and increased costs.

     Our revenues could decline if manufacturing disruptions significantly impede our ability to produce and sell products on a timely basis.

     Our manufacturing facilities could be disrupted for reasons beyond our control. These disruptions may include extremes of weather, fire, inadequate supplies of materials or services, system failures, workforce actions or environmental issues. Any significant manufacturing disruptions could adversely affect our ability to make and sell products, which could cause our sales to decline.

     Our results are impacted by currency fluctuations and, because we do not hedge our currency translation exposure, our financial condition could be adversely affected if we are unable to successfully mitigate the impact of significant fluctuations.

     We operate in many different countries and are subject to currency fluctuations, both in terms of our trading activities and the currency translation of our financial statements. Furthermore, as we derived approximately 60% of our underlying operating profit in fiscal 2002 from the Americas, the weakening of the dollar against the pound sterling adversely affected us. During fiscal 2002, the impact of exchange rate movements on our financial position was adverse and therefore turnover and underlying operating profit were £179 million and £34 million lower, respectively, than would have been the case had the exchange rates prevailing during fiscal 2001 been applied. While we engage in short-term hedging in respect of trading activities, we do not hedge translation exposure or long-term transaction exposure. If we experience significant currency fluctuations our financial condition could be adversely affected.

     Our profitability could decrease if we were unable to recover the cost of raw materials, which fluctuate significantly in price, from consumers.

     Our profitability depends to some extent upon the purchase of raw materials from around the world, which exposes us to price and supply fluctuation. Key items such as cocoa, milk, sugar and packaging materials are subject to potentially significant fluctuations in price and availability. While we take measures to reduce the short-term risk to us from these fluctuations through the purchase of financial hedging instruments, we cannot assure you that these measures will successfully reduce our short-term risk or that any long-term increase in costs can be recovered from customers. A failure to recover these costs from customers or a delay in our ability to recover these costs could decrease our profitability.

     Our products could become contaminated, which could be expensive to remedy, cause delays in manufacturing and adversely affect our reputation and financial condition.

     Despite safety measures we have adopted, our products could become contaminated. We use many ingredients in manufacturing beverages and confectionery, which increases the risk of contamination, either

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accidental or malicious. While we believe that these incidents are generally localized, any contamination could be expensive to remedy, cause delays in manufacturing and adversely affect our reputation and financial condition.

     Because our retirement benefit plans are funded through investments in volatile capital markets, we could experience a shortfall in funding of retirement benefits, which would significantly adversely affect our financial position.

     We maintain various retirement benefit plans for our employees which are funded through investments in equities, bonds and other investments. The values of these assets depend on, among other things, the performance of the equity and debt markets, which are volatile. We may be required to provide significant additional funding to cover shortfalls in our benefit plan funding obligations whether due to market fluctuation or otherwise. Any significant additional funding requirements could adversely affect our financial results.

     Our business could suffer as a result of changing government regulation in the countries in which we operate.

     Given the multinational nature of our business, we are subject to substantial government regulation which could change dramatically as a result of political, economic or social events. These changes could be wide-ranging and cover cross-border trading, taxation, employment practices, environmental, health and safety issues. The effects of such changes are uncertain. If we were unprepared to handle, or could not adequately prepare for, any such changes, our businesses could suffer.

     If counterparties to any of our financial instruments were to default, our financial position could be materially and adversely affected.

     In our financing activities, we deal with many banks and financial institutions and thus we are exposed to a risk of loss in the event of non-performance by the counterparties to financial instruments. We cannot assure you that such counterparties will fulfil their obligations. In the event such counterparties fail to fulfill their obligations our financial position could be materially adversely affected.

Risks Related to the Offering

     There is no market for the notes, and you may not be able to resell them.

     Although we intend to include the notes on the Official List of the United Kingdom Listing Authority and for the notes to be admitted to trading on the London Stock Exchange’s market for listed securities, which together would constitute official listing on the London Stock Exchange, there is no existing market for the notes, and we can offer no assurance as to the liquidity of any market that may develop for the notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The Initial Purchasers have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so and they may discontinue any market-making at any time without notice. If no active trading market for the notes develops, you may not be able to resell your notes at their fair market value or at all.

     The Issuer does not intend to register the notes, nor does the Guarantor or the Subsidiary Guarantor intend to register the guarantees, for resale or to exchange a new series of registered securities for the notes and guarantees offered pursuant to this Offering Memorandum.

     Neither the notes nor the guarantees have been registered under the Securities Act, and neither the Issuer, the Guarantor nor the Subsidiary Guarantor has any obligation or intention to subsequently register or exchange registered securities for the notes or the guarantees. Accordingly, the notes and related guarantees can only be offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

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     Cadbury is a holding company and it may not have access to the cash that is needed to make payment on each series of notes. The claims of the creditors of Cadbury’s other subsidiaries will effectively rank senior to the noteholders’ claims against Cadbury, the Issuer and the Subsidiary Guarantor with respect to the assets of such other subsidiaries.

     Cadbury is a holding company that conducts substantially all of its operations, and holds most of its operating assets, through its subsidiaries. The Issuer has no operations and its only asset will be a loan it will make to another subsidiary of Cadbury. The Issuer’s obligations will consist of the obligations under the notes and its guarantee of certain present and future indebtedness of the Subsidiary Guarantor. As of the date of this Offering Memorandum, the indebtedness of the Subsidiary Guarantor to be guaranteed was approximately £1,800 million. The Subsidiary Guarantor has no operations and its only assets are loans it has made to other entities within the group. Other than the Subsidiary Guarantor, none of Cadbury’s subsidiaries is obligated to make funds available to the Issuer, Cadbury or the Subsidiary Guarantor for payment on either series of notes. Accordingly, the ability to make payments on each series of notes is dependent on the distribution of earnings or cash payments by Cadbury’s operating subsidiaries to the Issuer, Cadbury or the Subsidiary Guarantor. Regulatory, contractual or other restrictions on Cadbury’s subsidiaries’ ability to pay dividends or make cash payments to the Issuer, Cadbury or the Subsidiary Guarantor may adversely affect the Issuer’s, Cadbury’s or the Subsidiary Guarantor’s ability to pay principal and interest on the notes. Cadbury’s subsidiaries are separate and distinct legal entities and, except in the case of the Issuer and the Subsidiary Guarantor, they will have no obligation, contingent or otherwise, to pay any amounts due under the notes or to make any funds available for any of those payments. Claims of creditors of Cadbury’s subsidiaries other than the Issuer and the Subsidiary Guarantor, including trade creditors, will effectively have priority over claims of the holders of the notes with respect to the assets of those subsidiaries.

     Although substantially all of the group’s long-term indebtedness has been incurred by the Subsidiary Guarantor, Cadbury’s other subsidiaries may incur indebtedness. This indebtedness may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by these subsidiaries. In addition, this indebtedness will effectively rank senior to the notes with respect to the assets of those subsidiaries. The indenture governing the notes will not, and the agreements governing our other debt obligations currently outstanding do not, limit the amount of indebtedness that can be incurred by our subsidiaries. Neither Cadbury, the Issuer nor the Subsidiary Guarantor can assure you that the agreements governing the current and future indebtedness of Cadbury’s operating subsidiaries will permit those subsidiaries to provide Cadbury, the Issuer or the Subsidiary Guarantor with sufficient dividends or cash payments to fund payments on each series of notes when due.

     We have not included historical financial statements of the Adams business for the year ended December 31, 2002 or subsequent interim periods or any pro forma financial statements in this Offering Memorandum.

     Included in this Offering Memorandum is financial information for the Adams business as at and for the nine months ended September 29, 2002 and the years ended December 31, 2001 and 2000, reported on by KPMG LLP. If this offering were registered under the Securities Act, the rules of the SEC would require inclusion of audited financial statements of Adams as of and for the year ended December 31, 2002, unaudited financial statements for the three months ended March 31, 2003, as well as pro forma financial information giving effect to our acquisition of Adams as though it had occurred on January 1, 2002, for the year ended December 31, 2002 and for the 2003 interim period. We cannot assure you that, if such historical and pro forma financial information were available, it would not indicate a material adverse change in the Adams business or financial results. See “Presentation of Financial Information”.

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USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the notes, after deduction of discounts and an estimated amount of expenses of the offering, will be approximately $1.982 billion. In addition, the Initial Purchasers have agreed to reimburse Cadbury for certain of its expenses. We will use the net proceeds to refinance indebtedness incurred to finance our acquisition of the Adams business. On the closing of this offering, the Issuer will loan the net proceeds to another subsidiary of Cadbury which will, through a series of intra-group transactions, repay existing loans from the Subsidiary Guarantor. The Subsidiary Guarantor intends to use these proceeds toward repayment of $1.982 billion of outstanding indebtedness incurred under our commercial paper programs. This indebtedness was incurred to finance the Adams acquisition, either directly or to refinance bank borrowings used to finance the Adams acquisition. As of June 15, 2003, the weighted average interest rate of indebtedness outstanding under these commercial paper programs, which was denominated in a variety of different currencies, was 1.88%, with maturities ranging from one day to three months.

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CAPITALIZATION

     The following table sets forth our indebtedness, capital and reserves, minority interests and capitalization as of June 15, 2003 and as adjusted to reflect the offering of the notes pursuant to this Offering Memorandum and the application of our intended use of proceeds set out in “Use of Proceeds”. You should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this Offering Memorandum. We have translated sterling figures into dollars at the rate of £1.00 = $1.58, the noon buying rate in New York City on August 29, 2003.

	As of June 15, 2003

	Actual	As adjusted

	£	£
	(in millions)
Indebtedness:(1)(2)
Long-term debt	2,459	3,725
Short-term debt	2,735	1,481

Total indebtedness	5,194	5,206

Capital and Reserves:(3)
Attributable to equity interests:
Called up share capital	257	257
Share premium account	1,062	1,062
Capital redemption reserve	90	90
Revaluation reserve	59	59
Profit and loss account	1,654	1,654

Total shareholders’ funds	3,122	3,122

Minority Interests:
Equity minority interests	19	19
Non-equity minority interests	239	239

Total minority interests	258	258

Total capitalization(4)	8,574	8,586

(1)	As of June 15, 2003, we had secured debt totaling £33 million, all of which was short-term debt. Our remaining debt was unsecured. No debt is guaranteed other than by Cadbury (or one of its consolidated subsidiaries) in respect of its subsidiaries (and such debt is included in our consolidated financial statements).
(2)	Cadbury has guaranteed certain contingent liabilities of its subsidiaries in which it has an equity interest, the maximum liability at June 15, 2003, being £11 million. In addition, as at June 15, 2003, Cadbury’s subsidiaries had guarantees and indemnities outstanding amounting to £77 million. Our potential liability at June 15, 2003 on a consolidated basis for deferred taxation for which we had no provision was £5 million. The foregoing contingent liabilities, guarantees and indemnities, and tax liabilities are not reflected in the above capitalization table.
(3)	As at June 15, 2003, the authorized share capital of Cadbury was £400 million nominal comprising 3,200 million ordinary shares, of 12.5 pence per share, of which 2,060,774,985 ordinary shares were issued and outstanding.
(4)	As of August 10, 2003, total indebtedness had increased by £102 million to £5,296 million. There has been no other material change in our consolidated capitalization and indebtedness, contingent liabilities or guarantees since June 15, 2003.

     As of June 15, 2003, we had cash and cash equivalents of £431 million on an actual and an as adjusted basis.

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SELECTED CONSOLIDATED FINANCIAL DATA

     The table below shows selected consolidated financial data for and as of the end of our fiscal years 2002, 2001, 2000, 1999 and 1998. The selected consolidated profit and loss account data for the fiscal years 2002, 2001 and 2000 and the selected consolidated balance sheet data as at the end of fiscal 2002 and 2001 have been derived from our audited annual consolidated financial statements included elsewhere in this Offering Memorandum, which have been audited by Deloitte & Touche LLP, independent accountants. The selected consolidated profit and loss account data for the fiscal years 1999 and 1998 and the selected consolidated balance sheet data as at the end of fiscal 2000, 1999 and 1998 have been derived from our audited annual consolidated financial statements for those periods and as of those dates, which are not included in this Offering Memorandum. The selected consolidated profit and loss account data for the 2003 and 2002 interim periods, and the selected consolidated balance sheet data as at the end of the 2003 and 2002 interim periods, have been derived from our unaudited interim consolidated financial statements included elsewhere in this Offering Memorandum, and reflect all adjustments necessary for a fair presentation of the interim periods. Profit and loss account data for an interim period is not necessarily indicative of results for the full fiscal year. The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements appearing elsewhere in this Offering Memorandum.

     Our consolidated financial statements have been prepared in accordance with U.K. GAAP, which differs from U.S. GAAP in significant respects. For a description of these differences, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Review—Summary of Significant U.K. GAAP to U.S. GAAP Differences” and note 31 to our audited annual consolidated financial statements. Our audited annual consolidated financial statements contain a reconciliation to U.S. GAAP of profit for the financial year, shareholders’ funds and certain other financial data. Our unaudited interim consolidated financial information contains a reconciliation to U.S. GAAP of profit for those periods. The information provided below is not necessarily indicative of the results that may be expected from future operations.

     For convenience, we have translated the fiscal 2002 and the 2003 interim period amounts into U.S. dollars at the rate of £1.00=$1.58, the noon buying rate in New York City on August 29, 2003.

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	Fiscal Year						Interim Period

	2002	2002	2001	2000	1999	1998	2003	2003	2002

	$	£	£	£	£	£	$	£	£
	(in millions)
U.K. GAAP Information:
Consolidated Profit and Loss
Account Data:
Turnover from continuing
operations(1)	8,371	5,298	4,960	4,118	4,234	3,999	3,884	2,458	2,354
Turnover from acquisitions(2)	–	–	–	–	–	–	382	242	–

Total turnover	8,371	5,298	4,960	4,118	4,234	3,999	4,266	2,700	2,354
Trading expenses	(6,818)	(4,315)	(4,030)	(3,343)	(3,549)	(3,383)	(3,615)	(2,288)	(1,953)
Goodwill amortization	(101)	(64)	(46)	(13)	(3)	–	(70)	(44)	(25)
Major restructuring costs	(84)	(53)	(53)	(49)	(64)	(23)	(41)	(26)	(17)
Discontinued operations(3)	–	–	–	–	16	26	–	–	–
Exceptional items(4)	–	–	–	–	–	(68)	–	–	–

Group operating profit	1,368	866	831	713	634	551	540	342	359

Total operating profit including
associates	1,460	924	888	778	669	589	578	366	387
Net interest	(167)	(106)	(106)	(49)	(61)	(57)	(112)	(71)	(43)
Profit on ordinary activities before
taxation	1,311	830	813	756	958	570	465	294	349
Profit for the financial year/period	866	548	542	496	649	348	292	185	226
Profit retained for the financial year/
period	502	318	320	287	447	154	175	111	156

Consolidated Balance Sheet Data
(at period end):
Total assets	11,684	7,395	6,968	6,106	4,403	4,073	16,467	10,422	7,355
Net assets	5,192	3,286	3,183	2,838	2,535	2,140	5,340	3,380	3,341
Net borrowings	(2,917)	(1,846)	(1,637)	(1,229)	(182)	(506)	(7,526)	(4,763)	(2,003)
Shareholders’ funds	4,772	3,020	2,880	2,545	2,152	1,843	4,933	3,122	3,045

Business Performance Measures:
Underlying operating profit from
continuing operations(5)	1,553	983	930	775	685	616	651	412	401
Ratio of earnings to fixed
charges(6)	6.17	6.17	5.52	5.43	5.33	4.78	3.49	3.49	6.25
EBITDA(7)	1,800	1,139	1,097	935	1,071	791	766	485	480

	Fiscal Year

	2002	2002	2001	2000

	$	£	£	£
	(in millions)
U.S. GAAP Information:
Turnover(1)	8,371	5,298	4,960	4,118
Operating profit	1,485	940	789	616
Profit for the financial year	893	565	493	383
Shareholders’ funds	5,756	3,643	3,630	3,386

Consolidated Balance Sheet Data (at fiscal year end):
Total assets	13,367	8,460	8,007	6,776
Net assets	6,176	3,909	3,930	3,676

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1.	Turnover for fiscal 2000 and fiscal 2001 has been restated to comply with the new definition of turnover adopted by the group in fiscal 2002. The new definition of turnover was adopted in accordance with FASB’s Emerging Issues Task Force Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” and Issue No. 00-14, “Accounting for Certain Sales Incentives”, which were codified along with other similar issues, into Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. EITF Issue 01-09 clarifies the profit and loss account classification of costs incurred by a vendor in connection with a reseller’s purchase or promotion of the vendor’s products, resulting in certain co-operative advertising and product placement costs previously classified as trading expenses being reflected as a reduction of turnover. As a result of applying the provisions of EITF 01-09, the group turnover was reduced and trading expenses were increased by £457 million for 2000 and £559 million in 2001. This has no effect on group operating profit or profit. Turnover for fiscal 1998 and 1999 has not been restated as it is impractical to do so. See “Management’s Discussion and Analysis of Operations—Accounting Policy Changes.”
2.	Turnover from acquisitions in the 2003 interim period was comprised of £241 million attributable to the Adams acquisition and £1 million attributable to other acquisitions.
3.	Discontinued operations represent the group’s beverage brands disposed of in fiscal 1999.
4.	Exceptional items represent fixed asset impairments and working capital losses resulting from the economic crisis which occurred in Russia during the second half of fiscal 1998.
5.	Underlying operating profit from continuing operations is not a measure of performance or financial condition under generally accepted accounting principles in the United Kingdom or the United States. See “Management’s Discussion and Analysis of Operations” for a reconciliation of underlying operating profit from continuing operations to U.K. GAAP group operating profit for fiscal 2002, fiscal 2001 and fiscal 2000 and the 2003 and 2002 interim periods. A reconciliation of underlying operating profit from continuing operations to U.K. GAAP group operating profit for fiscal 1999 and 1998 is set forth below.
	Fiscal	Fiscal

	1999	1998

	£	£
	(in millions)
Underlying operating profit	685	616
Goodwill amortization	(3)	—
Major restructuring costs	(64)	(23)
Discontinued operations	16	26
Exceptional items	—	(68)

Group operating profit	634	551

6.	For purposes of computing the ratio of earnings to fixed charges:
	•	earnings consist of income before taxes, minority interests and equity in earnings of investees plus distributions to equity investees, fixed charges, and amortization of capitalized interest, less capitalized interest, and
	•	fixed charges consist of total interest expense, whether expensed or capitalized and including amortization of debt issuance costs, and one third of rental expense on operating leases, which is estimated to be the portion attributable to interest.
7.	EBITDA is a measure of the cash generated from operations. EBITDA is defined as earnings (i.e. net income) before interest, taxes, depreciation and amortization. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles in the United Kingdom or the United States, but is presented because it is a widely accepted indicator of a company’s ability to incur and service debt. EBITDA should not be considered as an alternative to operating profit, profit for the financial year or period, cash flows from operating activities, investing activities and financing activities or other income measure or as an indicator of our operating performance or as an alternative to cash flows as a measure of liquidity. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA as presented for us may not be comparable to EBITDA reported by other companies. Our EBITDA is calculated as follows:

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	Fiscal Year						Interim Period

	2002	2002	2001	2000	1999	1998	2003	2003	2002

	$	£	£	£	£	£	$	£	£
	(in millions)

Profit for the financial year/period	866	548	542	496	649	348	292	185	226
Interest	168	106	106	49	61	57	112	71	43
Taxation	403	255	241	224	208	181	153	97	111
Depreciation	262	166	162	153	150	205	139	88	75
Amortization	101	64	46	13	3	–	70	44	25

EBITDA	1,800	1,139	1,097	935	1,071	791	766	485	480

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements, including the related notes, appearing elsewhere in this Offering Memorandum. Our financial statements have been prepared in accordance with U.K. GAAP, which differs in significant respects from U.S. GAAP. For a summary of the significant differences, see “–Financial Review – Summary of Significant U.K. GAAP to U.S. GAAP Differences” below. In addition, note 31 to our audited annual consolidated financial statements provides descriptions of the significant differences between U.K. GAAP and U.S. GAAP as they relate to our business and provides a reconciliation to U.S. GAAP.

OVERVIEW

     Since the late 1980’s, we have focused our business on confectionery and beverages, two markets which we believe are attractive because they are generally steadily growing, heavily branded and typically earn significant margins and are cash generative.

     In fiscal 2002, we had net turnover from continuing operations of £5,298 million ($8.4 billion) and “underlying operating profit” from continuing operations before major restructuring costs, goodwill amortization, operating profit attributable to associates and profits and losses on disposals of £983 million ($1.6 billion).

     Future turnover and operating profit results may be affected by certain trends affecting the principal product markets in which we operate. Changing consumer preferences may affect growth rates in carbonated soft drinks and certain confectionery products, particularly in developed markets. We have sought to address this through continuing product innovation and diversification, including expansion in still and fruit-based beverages and waters. In confectionery, we have sought to expand our product range in sugar and functional confectionery products and chewing gum, through the Adams acquisition and other acquisitions. We also seek to expand our business operations in developing markets which may hold the potential for more significant volume growth.

     The following is a discussion of our results of operations for the 2003 interim period, compared to the 2002 interim period; fiscal 2002 compared to fiscal 2001; and fiscal 2001 compared to fiscal 2000. We expect our overall trading performance in fiscal 2003 to be broadly similar to that of the 2003 interim period, although hot weather in Europe has had some adverse impact on confectionery sales and the U.S. beverage market remains weak.

OPERATING REVIEW

General

     For each period, we begin with an overview that discusses group turnover and operating profit, including the impact of exchange rates and acquisitions and disposals. We analyze the effect on turnover and operating profit attributable to changes in exchange rates by recomputing the current period’s results using the prior period’s exchange rates and presenting the difference. Similarly, when we refer to a period to period comparison as being made at “constant exchange rates,” we are recomputing the current period’s results using the prior period’s exchange rates. The contribution to turnover and operating profit of acquired or disposed operations that, as a result of the timing of the acquisition or disposal, are not fully included in each period is also separately presented. We refer to changes from period to period not attributable to exchange rate changes or acquisitions or disposals as “organic growth.”

     We present our “underlying operating profit” from continuing operations, which is our group operating profit, calculated in accordance with U.K. GAAP, before goodwill amortization, major restructuring costs, discontinued operations and exceptional items. We believe this provides investors with a better period to period comparison of our results. A reconciliation of underlying operating profit to U.K. GAAP group operating profit is included. For the periods discussed below, there was no impact from discontinued operations or exceptional items.

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     We also discuss, as part of each period overview, acquisitions and disposals, major restructuring costs, our share of operating profit in associates and marketing and capital expenditures.

     Following the group-wide overview, we discuss the comparative results of each of our business segments. As discussed in “Business-Business Segments”, as part of a management restructuring, beginning in fiscal 2003, we aggregated our operations into five segments, as compared to six in prior periods. We have not restated prior periods to reflect this change. For each segment we discuss turnover and underlying operating profit of the segment. Underlying operating profit, which is the segment’s operating profit before major restructuring costs and goodwill amortization, is the measure of profit or loss for each reportable segment used by management, as set forth in our audited annual consolidated financial statements under “Geographical Analysis” and in our unaudited interim consolidated financial statements under “Turnover Analysis” and “Operating Profit Analysis”.

     We present our underlying earnings per share in note 9 to our audited consolidated financial statements included elsewhere in this Offering Memorandum. We calculate our underlying earnings per share, which is a non-GAAP measurement, by adjusting our basic earnings per share to exclude the effects of:

•	goodwill amortization,

•	profit (losses) on disposal of fixed assets, net of tax,

•	profit (losses) on sale of subsidiaries and investments, net of tax and minority interests, and

•	major restructuring costs, net of tax.

     The following table sets forth our underlying earnings per share, reconciled to our basic earnings per share, for each of fiscal 2002 and fiscal 2001. Underlying earnings per share increased 7% in fiscal 2002 compared to fiscal 2001. At constant exchange rates, underlying earnings per share growth was 11%.

	Fiscal	Fiscal
	2002	2001	%
	pence	pence	Change

Basic earnings per share	27.4	27.0	1
Adjust for:
Goodwill amortization	3.2	2.3
(Profit) on disposal of fixed assets, net of tax (0p in fiscal 2002, 0p in fiscal 2001)	(0.4)	–
(Profit) on sale of subsidiaries and investments, net of tax (0.1p in fiscal 2002, 0p in
fiscal 2001)	(0.1)	(1.4)
Major restructuring costs, net of tax (0.7p in 2002, 0.8p in 2001)	1.9	2.1

Underlying earnings per share	32.0	30.0	7

2003 Interim Period compared to 2002 Interim Period

Overview

     Our turnover in the 2003 interim period was £2,700 million, an increase of £346 million, or 15%, from turnover of £2,354 million in the 2002 interim period. At constant exchange rates the increase in turnover was 18%. Acquisitions, net of disposals, primarily Adams, Dandy and Kent, contributed 16% to turnover growth, while organic growth contributed 2%.

     Our underlying operating profit in the 2003 interim period was £412 million, an increase of £11 million, or 3%, from underlying operating profit of £401 million in the 2002 interim period. At constant exchange rates, the increase in underlying operating profit was 9%. The adverse impact of changes in exchange rates was primarily due to the weakness of the U.S. dollar. Our overall operating margin was 15.3%, a decrease from 17.0% in the 2002 interim period.

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     An overview of our results for the 2003 and 2002 interim periods is shown in the table below. See “—General” for an explanation of certain terms used in the table.

Analysis of Results
		Effect of
	2002	Changes in			2003
	Interim	Exchange	Acquisitions/	Organic	Interim
	Period	Rates	Disposals	Growth	Period

	£m	£m	£m	£m	£m
Turnover – Continuing operations:	2,354	(65)	365	46	2,700

Change %		(3)%	16%	2%	15%

Operating profit
Americas Beverages	261	(29)	–	13	245
Americas Confectionery	8	(1)	13	(4)	16
EMEA Confectionery	104	2	4	15	125
Europe Beverages	38	4	2	(1)	43
Asia Pacific	43	1	6	(15)	35
Central Costs	(53)	(1)	(3)	5	(52)

Underlying operating profit	401	(24)	22	13	412

Change %		(6)%	6%	3%	3%
Goodwill amortization	(25)	–	(19)	–	(44)
Major restructuring costs	(17)	–	–	(9)	(26)

Group operating profit	359	(24)	3	4	342

Acquisitions and Disposals

     On March 30, 2003, we completed the acquisition of the Adams business from Pfizer Inc. for $4.2 billion. Adams contributed £241 million to our 2003 interim period turnover and £17 million to our 2003 interim period underlying operating profit.

Major Restructuring Costs

     In the 2003 interim period, we incurred £26 million of restructuring costs, of which 37% relates to the integration of acquisitions, including Adams. We expect that restructuring costs for fiscal 2003 will be not more than £140 million, though the fiscal 2003 amount is subject to some uncertainties and these costs could be higher than we presently expect.

Share of Operating Profit in Associates

     In the 2003 interim period, our share of operating profit in associates decreased £4 million to £24 million. This decrease was attributable primarily to the weakening of the U.S. dollar against sterling and the partial disposal of one of our associates.

Marketing and Capital Expenditure

     Marketing expenditure in the 2003 interim period was £318 million, an increase of 19% over the 2002 interim period and an increase of 23% at constant exchange rates. This represents a marketing to turnover ratio of 11.8%, compared with 11.4% in the 2002 interim period. Prior to acquisitions, the marketing to turnover ratio was 10.8%, with the year-on-year reduction reflecting the combination of exchange rate movements and decreased marketing spending in Americas Beverages and EMEA Confectionery.

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     Capital expenditures in the 2003 interim period increased by £33 million to £128 million, with the increase largely attributable to the development and installation of new information technology systems and the normal capital spending within businesses acquired over the last year.

     For fiscal 2003, we expect capital spending to be approximately £300 million as compared to £288 million for fiscal 2002, though we cannot assure you that our capital expenditures will not be higher. We believe the increase will be mainly driven by the consolidation of the Adams business.

2003 Interim Period compared to 2002 Interim Period—Business Segments

     The following table shows turnover and underlying operating profit for each of our business segments in the 2003 and 2002 interim periods. As discussed in “Business –Business Segments”, beginning in fiscal 2003 we have reorganized our business from six to the five business segments listed below. See “– General” for an explanation of how we calculate “underlying operating profit”.

			Underlying
	Turnover		Operating Profit

	2003	2002	2003	2002
	Interim	Interim	Interim	Interim
	Period	Period	Period	Period

	£m	£m	£m	£m
Americas Beverages	847	930	245	261
Americas Confectionery	275	107	16	8
EMEA Confectionery	911	734	125	104
Europe Beverages	295	248	43	38
Asia Pacific	368	331	35	43

	2,696	2,350	464	454
Central and Other(1)	4	4	(52)	(53)

Total	2,700	2,354	412	401

(1)	Turnover of Central and Other represents invoiced sales to third parties by our central research laboratories, which provide food and beverage research and development services.

Americas Beverages

     In Americas Beverages, turnover decreased by 9% in the 2003 interim period to £847 million and underlying operating profit decreased by 6% to £245 million. At constant exchange rates, turnover and underlying operating profit increased by 2% and 5%, respectively. Acquisitions (primarily Nantucket Nectars) contributed 1% of the increase in our underlying operating profit and organic growth contributed the rest. Exchange rate movements reduced reported turnover by 11% (£105 million).

     The increase in underlying operating profit is partially attributable to a decrease in marketing spending in the United States which, in fiscal 2003, will be more weighted towards the second half, and partially to a strong performance from Mexico. Exchange rate movements reduced underlying operating profit by 11% (£29 million).

     The first half performance in the region was significantly influenced by a sharp slow-down in the soft drinks market in the United States caused by the combination of extreme weather (an extremely cold winter and wet spring) and weak consumer demand in the fountain and food service channel, resulting in part, we believe, from generally weak economic conditions. In addition, our results were adversely impacted by changes to the distribution arrangements for 7 UP. Prior to fiscal 2002, approximately 40% of volume sales of 7 UP in the

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United States were made through distributors that were part of the Pepsi-Cola distribution system. Distribution arrangements accounting for approximately 70% of 7 UP volume in Pepsi’s distribution system have been terminated over the last 18 months, with the majority of these terminations being effective as of January 2003. We have had to secure alternative distribution for 7 UP in the United States and, as a result, turnover attributable to 7 UP during the 2003 interim period fell by 16%. See “Risk Factors – We depend on licensing arrangements with bottlers and the termination and modification of these arrangements could significantly adversely affect our revenues and profitability.” Beyond fiscal 2003, we expect sales of 7 UP through the alternative distributors to begin improving.

     These negative influences were offset by price and product mix improvements, more disciplined indirect cost and trade spend management, and good performances from a number of our flavor carbonate and still brands.

     Sunkist turnover was up 11% and Hawaiian Punch was up by 9%, the latter mainly due to flavor extensions. Snapple turnover increased by 3% due to higher pricing and good growth in grocery distribution channels and Yoo-Hoo increased by 7% driven by new product introductions. Turnover in our Mexican business grew strongly, a 15% increase in flavored Peñafiel and a 17% increase in Clamato.

Americas Confectionery

     In Americas Confectionery, turnover increased by 157% in the 2003 interim period to £275 million and underlying operating profit increased by 87% to £16 million. At constant exchange rates, turnover and underlying operating profit increased by 167% and 100%, respectively. These increases were attributable primarily to the consolidation of Adams’ businesses in the Americas (the majority of the Adams business is located in the Americas). Excluding the impact of exchange rate movements and acquisitions, sales rose by £6 million but underlying operating profit fell by £4 million. Exchange rate movements impacted turnover by £10 million or by 9% and underlying operating profit by £1 million or 13%.

     The underlying operating profit decline in the business before acquisitions mainly reflects continued shortfalls in our Canadian operations. After a number of difficult years, our Canadian business is being reorganized to focus on a smaller range of more profitable branded products and to reduce direct and indirect costs. The reduction in profits seen in the first half is a direct result of the repositioning of the business and reflects the combination of lower branded volumes and stock reduction.

In Argentina, the business recovered with sales up by nearly 50% and margins which more than doubled.

EMEA Confectionery

     In EMEA Confectionery, turnover increased by 24% in the 2003 interim period to £911 million and underlying operating profit increased by 20% to £125 million. At constant exchange rates, turnover increased by 21% and 18%, respectively. Excluding the effect of acquisitions (Dandy, Kent and Adams), EMEA turnover and underlying operating profit rose by 6% and 15%, respectively. Exchange rate movements contributed £22 million to turnover and £2 million to underlying operating profit.

     This good performance from organic growth was driven primarily by strong results at Cadbury Trebor Bassett and our emerging market businesses in Africa and the Middle East.

     At Cadbury Trebor Bassett, turnover increased by 8%. Market share rose by half a point in a market which grew by around 2% in volume. Growth in our core molded chocolate business was driven by further extensions, Easter sales (up 8%) and growth in our high value sugar lines. Price increases implemented early in fiscal 2003 to cover increased cocoa costs generally held and did not significantly impact consumer demand. Profits benefited from higher capacity utilization and continued focus on costs.

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     In France, where the confectionery market has been weak, our gum market share benefited from new product launches toward the end of fiscal 2002 and early in fiscal 2003.

     After a number of difficult years, our South African business performed strongly with turnover up by over 20% and market share ahead by 1.2 percentage points to 23%. In Egypt, growth in turnover of 25% was driven primarily by the successful launch of Cadbury molded chocolate tailored to key local price points.

     Our Dandy business had a difficult 2003 interim period, primarily due to trading conditions in Russia. Early in fiscal 2003, the business was restructured. The Dandy business will now be managed within the existing country and regional structure rather than as a stand-alone business. As a result, the head office in Denmark has been significantly scaled back.

Europe Beverages

     In Europe Beverages, turnover increased by 19% in the 2003 interim period to £295 million and underlying operating profit increased by 14% to £43 million. At constant exchange rates, turnover rose by 10% and underlying operating profit by 3% compared to the 2002 interim period. Excluding the impact of acquisitions (Apollinaris & Schweppes in Germany), turnover fell by 5% and underlying operating profit by 2%. The decline in our turnover in Europe Beverages was attributable primarily to the weak performance of Orangina. The strengthening of the euro increased turnover by £24 million and underlying operating profit by £4 million.

     Our European Beverages operations had a slow 2003 interim period in generally weak and competitive markets. In France, many of the cost synergies anticipated for fiscal 2003 from Orangina are now likely to be delayed into fiscal 2004. In Spain, the business is performing soundly with costs benefiting from the successful integration of La Casera, despite increased competition.

     In Germany, the profit performance of Apollinaris & Schweppes was adversely impacted by the introduction of a mandatory deposit scheme for non-returnable packaging at the beginning of fiscal 2003, and by increased investment in new returnable capacity and marketing.

Asia Pacific

     In the Asia Pacific region, turnover increased by 11% in the 2003 interim period to £368 million and underlying operating profit decreased by 18% to £35 million. Favorable movements in exchange rates (the Australian dollar against sterling) contributed 1% to turnover growth and offset declines in underlying operating profit by 2%. Excluding the impact of acquisitions and exchange rate movements, Asia Pacific turnover and underlying operating profit fell by 1% and 36%, respectively.

     The reduction in underlying operating profit was due to shortfalls in our food and beverage and confectionery businesses in Australia and to a lesser extent our confectionery business in China and related markets.

     In the food and beverage business in Australia, while the new information systems are now up and running, the indirect costs of what was a difficult installation continue to impact the business. It has taken longer than expected to regain accounts lost as a consequence of the disruption resulting from the implementation of a major program to standardize business information and processes.

     The confectionery business was adversely affected by the combination of reduced consumer demand following significant price increases early in fiscal 2003 and destocking by the trade.

     Our confectionery sales in China and neighboring markets were adversely affected by the impact of SARS on consumer demand.

     Elsewhere in the region, our Indian business produced good results with the underlying business showing increases of more than 10% in turnover and underlying operating profit at constant currency.

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Central and Other

     Central costs, representing our unallocated administrative and operating expense, decreased by 1.9% in the 2003 interim period to £52 million. This decrease reflects lower head office and information technology costs, partially offset by central Adams integration costs.

Fiscal 2002 compared to Fiscal 2001

Overview

     Our turnover in fiscal 2002 was £5,298 million, an increase of £338 million, or 7%, from turnover of £4,960 million in fiscal 2001. At constant exchange rates, our turnover increased by 10%.

     Our underlying operating profit in fiscal 2002 was £983 million, an increase of £53 million, or 6%, from underlying operating profit of £930 million in fiscal 2001. At constant exchange rates, our underlying operating profit increased by 9%.

     These increases were driven by the solid performance in North America Beverages and strong growth in Europe Confectionery (particularly Cadbury Trebor Bassett), Asia Pacific Confectionery and several emerging markets. This was the result of the weakening of the U.S. dollar against sterling. Acquisitions, net of disposals, contributed £364 million to the increase in turnover and £48 million to underlying operating profit. Our organic growth in operating profit from fiscal 2001 to fiscal 2002 was £39 million, or 4%. Our overall operating margin was 18.5% in fiscal 2002, which was slightly below the 18.8% margin for fiscal 2001. This was due to the increase in our non-franchise businesses.

     An overview of our results for fiscal 2002 and fiscal 2001 is set forth in the table below. See “—General” for an explanation of certain terms used in the table.

Analysis of Results
		Effect of
		Changes in
	Fiscal	Exchange	Acquisitions/	Organic	Fiscal
	2001	Rates	Disposals	Growth	2002

	£m	£m	£m	£m	£m
Turnover—Continuing operations	4,960	(179)	364	153	5,298

Change%		(3)%	7%	3%	7%

Operating profit
North America Beverages	541	(23)	9	21	548
Europe Beverages	91	(1)	30	20	140
Europe Confectionery	212	–	3	32	247
Americas Confectionery	44	(5)	–	(19)	20
Asia Pacific	109	1	–	(11)	99
Africa, India and Middle East	34	(6)	6	10	44
Central and Other	(101)	–	–	(14)	(115)

Underlying operating profit	930	(34)	48	39	983

Change %		(3)%	5%	4%	6%
Goodwill amortization	(46)	–	(18)	–	(64)
Major restructuring costs	(53)	–	–	–	(53)

Group operating profit	831	(34)	30	39	866

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     Our results in fiscal 2002 were adversely affected by changes in the exchange rates used to translate the results of non-U.K. operations. In fiscal 2002 compared with fiscal 2001, the biggest exchange rate impact on our results was the 4% weakening of the U.S. dollar against the pound sterling. The Canadian dollar also weakened by 5%, the South African rand by 26% and the Mexican peso by 7%. The weakening of these currencies during the period was very slightly offset by the 1% improvement in the value of the euro. Overall, the impact of exchange rate movements on us was adverse and therefore turnover and underlying operating profit were £179 million and £34 million lower, respectively, than would have been the case had the exchange rates prevailing during fiscal 2001 been applied.

     General price inflation in countries where we have our most significant operations remained at a low level throughout fiscal 2002 and, in general terms, was within the 1% to 3% range. In certain developing markets, the rate of inflation was higher than this range, however, the impact was not significant to our results.

Acquisitions and Disposals

     We continued to acquire businesses in fiscal 2002. The largest of these acquisitions was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux Countries and Russia. We completed this acquisition in September 2002 for £222 million.

There were four other large acquisitions during fiscal 2002:

•	Squirt, a Mexican soft drinks brand, in February 2002;

•	a 65% equity share in Kent, a Turkish sugar confectionery company, for £70 million in May 2002;

•	Nantucket Allserve, Inc., a premium beverage company in the United States, in May 2002; and

•	the remaining 72% of Apollinaris & Schweppes, our German beverage associate, for £115 million in November 2002.

     We also increased our shareholding in two of our existing companies. We purchased 44% of the outstanding shares of Cadbury India throughout fiscal 2002 for the aggregate amount of £111 million, which increased our ownership position to over 94% and acquired an additional 6% of our associate, Cadbury Nigeria, which increased our ownership position to 46% as at December 29, 2002.

     Overall, £518 million of goodwill and intangible assets were recorded as a result of our acquisitions during fiscal 2002.

     Our disposals during the year were of beverage brands in Indonesia and 25% of our holding in Camelot Group plc, to reduce our overall ownership to 20%. The profit on disposals was £3 million.

Major Restructuring Costs

     The fiscal 2002 results included £53 million (fiscal 2001: £53 million) in expenditure on major restructuring activities, £42 million of which related to integrating acquired businesses and £11 million of which related to the ongoing business.

Share of Operating Profit in Associates

     In fiscal 2002, our share of operating profit in associates increased £1 million to £58 million. This was the result of a good performance from Cadbury Nigeria, and consistent results from Camelot Group plc and the Dr Pepper/Seven Up Bottling Group.

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Marketing and Capital Expenditure

     Total marketing expenditure in fiscal 2002 was £547 million (fiscal 2001: £505 million); at constant exchange rates, this was an increase of 12% over total marketing spent in fiscal 2001. Our marketing to turnover ratio increased to 10.3% (fiscal 2001: 10.2%).

     Capital expenditure in fiscal 2002 was £279 million (fiscal 2001: £240 million). This represented an increase of 16% over the level of expenditure in fiscal 2001. We continued to implement a major program to standardize business information and processes. This project was a significant contributor to the increased level of capital expenditure in fiscal 2002. We also carried out specific projects to increase production capacity in Mott’s, Schweppes Spain and Cadbury Trebor Bassett.

Fiscal 2002 Compared to Fiscal 2001 – Business Segments

     The following table shows turnover and underlying operating profit for each of our business segments in fiscal 2002 compared to fiscal 2001. See “—General” for an explanation of how we calculate “underlying operating profit”.

			Underlying Operating
	Turnover		Profit

	Fiscal 2002	Fiscal 2001	Fiscal 2002	Fiscal 2001

	£m	£m	£m	£m
North America Beverages	1,811	1,757	548	541
Europe Beverages	717	515	140	91
Europe Confectionery	1,546	1,445	247	212
Americas Confectionery	252	312	20	44
Asia Pacific	642	625	99	109
Africa, India and Middle East	320	297	44	34

	5,288	4,951	1,098	1,031
Central and Other(1)	10	9	(115)	(101)

Total	5,298	4,960	983	930

(1)	Turnover of Central and Other represents invoiced sales to third parties by our central research laboratories, which provide food and beverage research and development services.

North America Beverages

     In North America Beverages, turnover increased by 3% in fiscal 2002 to £1,811 million and operating profit increased by 1% to £548 million. At constant exchange rates, turnover and underlying operating profit increased by 7% and 6%, respectively. Excluding acquisitions and at constant exchange rates, turnover grew 2% and underlying profit grew 4% in fiscal 2002.

     Volumes for the region increased by 6% in fiscal 2002 driven by growth in still drinks, innovation in carbonated soft drinks (primarily Red Fusion from Dr Pepper) and acquisitions. On a like-for-like basis, volumes were flat with the second half seeing a modest increase following a 0.6% decline in the first half of the year. The like-for-like volume performance was adversely impacted by the termination of certain of Dr Pepper/Seven Up’s distribution arrangements. This resulted in lower sales of 7 UP and Hawaiian Punch during fiscal 2002. See “Risk Factors-We depend on licensing arrangements with bottlers and the termination or modification of these arrangements could significantly adversely affect our revenues and profitability.” Excluding the impact of those terminations, it is estimated that organic growth would have been around 1% higher in the region in fiscal 2002.

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     After a slow start to fiscal 2002, Dr Pepper volumes improved as the year progressed, benefiting both from the implementation of the “volume impact program” which drove incremental profit and volume through a more focused and innovative brand marketing program and the launch of Red Fusion in the third quarter. Overall, Dr Pepper volumes for the year were flat. 7 UP volumes fell 7% due to the termination of the licensing/ distribution arrangements discussed above, continued weakness in the lemon-lime category and intense competition. In the fourth quarter, dnL was launched with encouraging initial results. The still drinks portfolio continued to show growth (up 4%) with strong performances from Hawaiian Punch (up 26%) and from Clamato (up 8%). Core brand Snapple improved throughout fiscal 2002 with fiscal 2002 volumes up 3.5% from fiscal 2001.

Europe Beverages

     In Europe Beverages, turnover increased by 39% in fiscal 2002 to £717 million and underlying operating profit by 54% to £140 million. At constant exchange rates, turnover and underlying operating profit increased by 40% and 56%, respectively.

     Recent acquisitions were a significant contributor to the increase in overall turnover and underlying operating profit, notably Orangina in France, La Casera in Spain and Squirt in Mexico. Excluding the effects of acquisitions and at constant exchange rates, underlying operating profit increased 22% in fiscal 2002 due to efficiency gains in France. Organic turnover growth of 3% in fiscal 2002 was impacted by unseasonably poor summer weather in Southern Europe, which reduced the demand for carbonated soft drinks. Mexico, however, had another excellent year with strong growth in volumes, turnover and profits.

Europe Confectionery

     In Europe Confectionery, turnover increased by 7% in fiscal 2002 to £1,546 million and underlying operating profit increased by 17% to £247 million. The impact of exchange rate movements was negligible.

     Overall performance of the region benefited from the major investments made in growth and efficiency initiatives in recent years. We saw strong results from the key markets in the United Kingdom, France, Poland and Russia and recovery in the smaller markets, notably Spain.

     Cadbury Trebor Bassett in the United Kingdom had a positive year in fiscal 2002. Branded volumes grew by 6% with strong growth in chocolate led by molded and a recovery in sugar volumes in the second half. Marketing investment was 10% higher with spending focused on a fewer number of core lines and the highly successful sponsorship of the Commonwealth Games.

     Elsewhere in Europe, France benefited from continued growth in gum, a recovery in its chocolate business and the integration of the previously separate gum, sugar and chocolate commercial functions. Cadbury Wedel in Poland produced good results in a difficult market through positive movements in price and mix and efficiency gains. Russia made a modest profit for fiscal 2002.

     In September 2002, we completed the acquisition of Dandy in Denmark, the number two gum business in Europe.

Americas Confectionery

     In Americas Confectionery, turnover decreased by 19% in fiscal 2002 to £252 million and underlying operating profit decreased by 54% to £20 million. At constant exchange rates, turnover and underlying operating profit decreased by approximately 1% and 43%, respectively.

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     Adverse currency movements, most notably the Argentinean peso against sterling, had a significant adverse impact on overall turnover of £59 million and operating profit of £5 million. Fiscal 2002 was a challenging year for the Americas Confectionery region with significant shortfalls seen in the Canadian and Argentinean businesses.

     In the United States, while Jaret’s turnover grew by 1% in fiscal 2002, margins fell as a result of higher trade investment and marketing investment. In Canada, Cadbury Trebor Allan’s (“CTAI”) volumes fell 7% as a result of significant destocking in the trade during fiscal 2002, most notably in the last quarter. However, sales by retailers to consumers were ahead year-on-year and CTAI gained share in both chocolate and sugar. Together, underlying operating profit from Jaret and CTAI were £12 million lower year-on-year.

     In Argentina, the economic crisis led to a 13% decrease in volumes and a halving of profits in local currency in fiscal 2002. However, the business remained profitable.

Asia Pacific

     In Asia Pacific, turnover increased by 3% in fiscal 2002 to £642 million and underlying operating profit decreased by 9% to £99 million.

     Positive exchange rate movements contributed 1% to turnover and underlying operating profit. Another record year for our Australian and New Zealand confectionery businesses was diluted by weaker performances in the chocolate business in China and the food and beverages business in Australia.

     Our confectionery business in Australia and New Zealand continued to perform well in fiscal 2002 with a 7% increase in volumes. Performance was driven by molded chocolate with encouraging results in the sugar business following the launch of Trebor 24/7 and Pascall’s brand rejuvenation. Fiscal 2002 was the third consecutive year of mid-single digit volume gains seen in ANZ confectionery as it continues to benefit from sustained investment in brand development and increased availability.

     Cadbury China had a difficult year in fiscal 2002 with a significant reversal in profits after a number of very successful years of growth. The shortfall was principally related to the combination of falling consumer demand for chocolate confectionery and the trade reducing levels of stock holding. The combination of these factors was estimated to have cost the business nearly £8 million.

     In October, a new enterprise wide information systems program was installed in the food and beverage business in Australia, the first in a staged roll-out program throughout our operations. While the majority of the system worked well, there were start-up problems with the logistics and distribution modules that severely affected the ability of the business to deliver at the start of the key summer selling season. It is estimated that the combination of lost revenues and increased costs from fiscal 2002 was around £10 million. See “Risk Factors—If we experience unforeseen difficulties in our acquisitions, or incur significant additional costs to integrate these acquisitions, our earnings could decrease.”

Africa, India and Middle East

     In Africa, India and Middle East, turnover increased by 8% in fiscal 2002 to £320 million and underlying operating profit increased by 27% to £44 million. At constant exchange rates, turnover and underlying operating profit increased by 23% and 46%, respectively.

     In fiscal 2002 all of these markets performed strongly. In South Africa, the turnaround seen in the confectionery business continued, driven by recovery in the sugar business. In India, increased distribution and

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availability combined with the launch of Chocki, liquid chocolate in a tube, drove both category growth and market share. The launch of a low cost range of molded Cadbury chocolates in Egypt contributed to turnover and profit growth.

     In May 2002, the acquisition of a majority equity interest in Kent was completed for £70 million. Kent is the leading sugar confectionery business in Turkey.

Central and Other

     Central costs increased by 14% in fiscal 2002 to £115 million. This reflected the continued investment in a number of central initiatives, including the implementation of a major program to standardize business information and processes, with one of our business units having already implemented the system in late fiscal 2002. In addition, we continued to expand our global procurement team, which was created in fiscal 2001 to better leverage our purchasing power.

Fiscal 2001 compared to Fiscal 2000

Overview

     Our turnover in fiscal 2001 was £4,960 million, an increase of £842 million, or 20%, from turnover of £4,118 million in fiscal 2000. The net effect of exchange rate movements during fiscal 2001 was to increase reported turnover by £55 million or 1%. The biggest contributor to this movement was the strengthening in the U.S. dollar against sterling. The full year impact of fiscal 2000 and fiscal 2001 acquisitions, net of disposals, was £629 million.

     Our underlying operating profit in fiscal 2001 was £930 million, an increase of £155 million, or 20%, from underlying operating profit of £775 million fiscal 2000. The net impact of exchange rate movements was an increase of £19 million, or 2%, while a full year of acquisitions, net of disposals, contributed £78 million, or 10% growth. The organic growth of our underlying operating profit was £58 million or 8% against fiscal 2000. Our overall operating margin was 18.8%, which was unchanged from the operating margin reported in the fiscal 2000 results.

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     An overview of our results is set forth in the table below. See “—General” for an explanation of certain terms used in this table.

Analysis of Results
		Effect of
		Changes in
	Fiscal	Exchange	Acquisitions/	Organic	Fiscal
	2000	Rates	disposals	Growth	2001

	£m	£m	£m	£m	£m
Turnover – Continuing operations	4,118	55	629	158	4,960

Change %		1%	15%	4%	20%

Operating profit
North America Beverages	403	26	63	49	541
Europe Beverages	78	2	1	10	91
Europe Confectionery	200	1	7	4	212
Americas Confectionery	44	2	2	(4)	44
Asia Pacific	98	(6)	2	15	109
Africa, India and Middle East	28	(4)	3	7	34
Central and Other	(76)	(2)	–	(23)	(101)

Underlying operating profit	775	19	78	58	930

Change %		2%	10%	8%	20%
Goodwill amortization	(13)	–	(33)	–	(46)
Major restructuring costs	(49)	–	–	(4)	(53)

Group operating profit	713	19	45	54	831

     As in previous years, our reported results were affected by changes in the exchange rates used to translate the results of overseas subsidiaries. In fiscal 2001 compared with fiscal 2000, the biggest positive impact on our results was a 6% improvement in the value of the U.S. dollar. The euro also improved during fiscal 2001 (up 2%), however weakness in the Australian dollar (down 6%) and the South African rand (down 16%) adversely affected results. Overall, the impact of exchange rate movements on us was favorable and, at constant exchange rates, turnover and underlying operating profit were £55 million and £19 million higher, respectively.

     General price inflation in countries where we had our most significant operations remained at a moderate level throughout fiscal 2001 and, in general terms, fell within the 0% to 4% range. In certain developing markets the rate of inflation was higher than this range, but the impact was not significant to our results.

Acquisitions and Disposals

     We acquired several businesses during fiscal 2001. The largest of these was the acquisition of Orangina Pampryl, the soft drinks brands and businesses of Pernod Ricard, which was completed in October 2001. The total cost of the acquisition was £445 million.

     The two other major acquisitions in fiscal 2001 were La Casera, a Spanish soft drinks manufacturer, acquired for £65 million in July 2001, and the ReaLemon and ReaLime brands in the United States, acquired for £88 million in September 2001.

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     We also completed the acquisitions of Slush Puppie, Carteret (an United States beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinean confectionery brand) and Mother Earth (a New Zealand health food company).

     In addition, we purchased the outstanding 20% equity interest in Cadbury Egypt for £6 million.

     Overall, we had £586 million of goodwill and other intangible assets from acquisitions during fiscal 2001.

     The significant disposals during fiscal 2001 were RC Cola International and its private-label concentrate business acquired with Snapple Beverage Group, Schweppes Zimbabwe Ltd., the group’s bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and food brand licenses in Australia. The overall profit on disposals during fiscal 2001 was £31 million.

Major Restructuring Costs

     Our fiscal 2001 results included £53 million in expenditure on major restructuring activities. The key elements of this expenditure included the merging of both the confectionery operations in the United Kingdom and Canada and the integration of the Spring Valley, Wave, La Casera, ReaLemon/ReaLime and Orangina acquisitions. Our share of operating profit in associates also included £5 million of major restructuring costs which mainly represented our share of one-time costs from Camelot Group plc.

Share of Operating Profit in Associates

     In fiscal 2001, our share of operating profit in associates decreased by £8 million to £57 million as a result of a further strong performance from Dr Pepper/Seven Up Bottling Group offset by declining results from Camelot Group plc, and the disposal of Amalgamated Beverage Industries Ltd. at the end of fiscal 2000.

Marketing and Capital Expenditure

     Total marketing expenditure in fiscal 2001 was £505 million (fiscal 2000: £418 million). At constant exchange rates, this was an increase of 18% over total marketing spending in fiscal 2000. Some of this increase was attributable to businesses acquired by us during fiscal 2001. Marketing as a percentage of turnover increased to 10.2% (fiscal 2000: 10.1%), the fifth consecutive year of increase in this key indicator of marketing investment.

     Capital expenditure in fiscal 2001 was £240 million, an increase of 90% over the level of expenditure in fiscal 2000. We continued to implement a major program to standardize business information systems and processes throughout the business, and this project was a significant contributor to the increased level of capital expenditure in fiscal 2001. We also incurred expenditure on increased production capacity and a number of projects aimed at improving efficiency in both the beverages and confectionery businesses.

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Fiscal 2001 Compared to Fiscal 2000 - Business Segments

     The following table shows turnover and underlying operating profit for each of our business segments in fiscal 2001 and fiscal 2000. See “—General” for an explanation of how we calculate “underlying operating profit”.

			Underlying
			Operating
	Turnover		Profit

	Fiscal	Fiscal	Fiscal	Fiscal
	2001	2000	2001	2000

	£m	£m	£m	£m
North America Beverages	1,757	1,179	541	403
Europe Beverages	515	443	91	78
Europe Confectionery	1,457	1,362	212	200
Americas Confectionery	312	305	44	44
Asia Pacific	625	553	109	98
Africa, India and Middle East	285	268	34	28

	4,951	4,110	1,031	851
Central and Other(1)	9	8	(101)	(76)

Total	4,960	4,118	930	775

(1)	Turnover of Central and Other represents invoiced sales to third parties by our central research laboratories, which provide food and beverage research and development services.

North America Beverages

     In North America Beverages, turnover increased by 49% in fiscal 2001 to £1,757 million and underlying operating profit increased by 34% to £541 million. The increase in turnover largely reflects a full year’s contribution from the Snapple business which we acquired in October 2000. Movements in exchange rates, particularly the strengthening of the U.S. dollar during fiscal 2001, accounted for a £82 million or 7% increase in reported turnover. The impact of exchange rate movements contributed £26 million of the increase in underlying operating profit, while a full year of contribution from acquisitions, net of disposals, added £63 million. Organic growth in underlying operating profit for the region was 12% in fiscal 2001.

     Dr Pepper volumes in total were down slightly year-on-year. The performance of Dr Pepper was most affected by difficulties in the bottling system, where new product and packaging initiatives adversely affected bottler focus. However, volume trends improved in the second half of the year and were up in the fourth quarter of fiscal 2001. 7 UP had a challenging year and volumes were adversely impacted by the launch of a competitive product in the lemon/lime category. Our flavor brands performed well, particularly Sunkist and A&W, with volumes up 11% for Sunkist and 6% for A&W.

     The Mott’s business had organic growth in turnover of 11% over fiscal 2000. The Clamato and Hawaiian Punch brands again saw strong volume growth in fiscal 2001, benefiting from targeted marketing activity and successful promotional programs with key retailers.

     The Snapple business had a year focused on integration and volumes. While trends in the second half of fiscal 2001 showed improvement, the business was adversely affected by the events of September 11, as the New York City market represents a significant proportion of total Snapple sales.

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Europe Beverages

     In Europe Beverages, turnover increased by 16% in fiscal 2001 to £515 million and underlying profit increased by 17% to £91 million. Excluding the impact of exchange rate movements, turnover increased by 13% from fiscal 2000 with the euro strengthening 2% against sterling during fiscal 2001. Exchange rate movements contributed 3% of the growth in underlying operating profit and acquisitions contributing 1% growth.

     In France, branded volume increases were achieved through innovation and increased marketing support. The core brands of Schweppes and Oasis showed good growth, with volumes up 3% and 5%, respectively, versus fiscal 2000.

     In Spain, despite aggressive competitive activity, the TriNa brand achieved 5% volume growth in fiscal 2001 and overall branded volumes for the business were up year-on-year. Further efficiency gains in this market also contributed to Europe Beverages profit growth.

     The acquisitions of Orangina in France and La Casera in Spain during the second half of fiscal 2001 strengthened our position in each of these markets. Both acquisitions performed in line with expectations, although the profit impact on the region was minimal.

Europe Confectionery

     In Europe Confectionery, turnover increased by 7% in fiscal 2001 to £1,457 million and underlying profit increased by 6% to £212 million. Movements in exchange rates contributed 1% of the growth in turnover and minimally to the increase in underlying operating profit. The full year impact of acquisitions, mainly Hollywood, accounted for £75 million of the increase in turnover and £7 million to underlying operating profit.

     Cadbury Trebor Bassett in the United Kingdom had a slow start to fiscal 2001 as the business focused on integration and trading profits were modestly lower year-on-year. However, seasonal sales were strong both at Easter and Christmas and performance strengthened throughout fiscal 2001, with branded chocolate volumes 2% up in the final quarter of fiscal 2001. The integration of the previously separate Cadbury and Trebor Bassett sales forces was completed on time and in line with budget.

     In Ireland, turnover increased in fiscal 2001, and volume performance outpaced the market resulting in market share growth.

     In France, the Hollywood business launched three new sugar-free gum products which helped us achieve an additional six market share points in the important grocery sector.

     Our business in Russia broke even for the first time in the last quarter of fiscal 2001 and the business was well placed for future growth.

     In Poland, turnover and underlying operating profit growth was achieved in fiscal 2001 by re-focusing on the local brand Wedel, which showed volume growth of 13% against fiscal 2000.

Americas Confectionery

     In Americas Confectionery, turnover increased by 2% in fiscal 2001 to £312 million and underlying operating profit was unchanged at £44 million. Excluding acquisitions and at constant exchange rates, turnover was 2% lower than reported in fiscal 2000. Excluding the impact of currency movements and the contribution of acquisitions, operating profit was down 9% from fiscal 2000.

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     Our Jaret sugar confectionery business in the United States improved with turnover increasing 5% at constant exchange rates. However, in Canada, the integration of the previously separate sugar and chocolate businesses caused considerable disruption. In addition, some capacity constraints limited the businesses’ ability to service the market. These factors combined to contribute to a 5% reduction in turnover and significantly lower underlying operating profit in fiscal 2001. Importantly, the integration of the businesses was completed and the capacity constraints began to be addressed.

     Our business in Argentina performed creditably in fiscal 2001 under difficult market circumstances.

Asia Pacific

     In Asia Pacific, turnover increased by 13% in fiscal 2001 to £625 million and underlying operating profit increased by 11% to £109 million. Excluding acquisitions and at constant exchange rates, the business had 6% organic growth in turnover. Organic growth in underlying operating profit increased by 15% from fiscal 2000.

     In Australia, confectionery volumes were up 6% in fiscal 2001, with the growth reflecting higher investment behind core brands, increased availability and product innovation. The investment in growth initiatives was funded from improvements in efficiency.

     In New Zealand, total volumes were up 1% in a highly competitive market place. Product launches during fiscal 2001 included Breakaway, Viking and Hazelnut Dream.

     The Australian beverages business completed the integration of the Lion Nathan soft drink business with Schweppes Cottee’s during fiscal 2001. The integration process caused some disruption to sales.

     In the emerging Asian markets, our businesses continued to make good progress in fiscal 2001. The confectionery business in China reported volume growth of 6% and a strong improvement in trading profit from fiscal 2000. Trebor Wuxi, the chewing gum business acquired by us in November 2000, performed well in fiscal 2001.

Africa, India and Middle East

     In Africa, India and Middle East, turnover increased by 6% in fiscal 2001 to £285 million and underlying operating profit increased by 21% to £34 million. Turnover increased despite a 12% adverse movement due to devaluation of currencies in the region against sterling. The full year impact of acquisitions, net of disposals, contributed £12 million to turnover growth in fiscal 2001. Organic growth in underlying operating profit was 25%.

     At Cadbury India turnover increased by 10% and underlying operating profit by 21%. Increased marketing spending behind core brands and investment in increasing distribution and availability continued to strengthen our business in India.

     In South Africa, our confectionery business recorded share gains in market which grew for the first time in several years. Our food and beverage business, Bromor Foods, reported good volume and operating profit growth in fiscal 2001.

     The Cadbury business in Egypt performed strongly in fiscal 2001 after a difficult year in fiscal 2000. At constant exchange rates, turnover was up 18% and underlying operating profit was more than double the level reported in fiscal 2000.

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Central and Other

     Central costs increased by 33% in fiscal 2001 to £101 million. This increase reflects the significant investment we were making in a number of central initiatives, including information technology, global procurement, and strategy programs.

FINANCIAL REVIEW

Critical Accounting Policies

General

     The preparation of our financial statements in conformity with U.K. GAAP and the reconciliation of these financial statements to U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and turnover and expenses during the period. Significant accounting policies employed by us, including the use of estimates, are presented in the notes to our annual financial statements.

     Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting policies are discussed below. Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on our results.

Brands

     Brands acquired through acquisition, above a threshold of £10 million, are capitalized on the balance sheet and are not amortized, but are subject to an annual impairment review. If the annual impairment review indicates that a brand was impaired, then the impairment would be charged to the profit and loss account for that fiscal year. These brands are valued upon acquisition using a discounted cash flow methodology, and we make assumptions and estimates regarding future sales growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates, but these estimates involve inherent uncertainties which may not be controlled by management.

     We do not amortize brands, as we believe that through marketing investment in the brand the value of the brand is maintained indefinitely.

Advance Payments in Beverage Market

     Upfront payments are made to secure product installation in the fountain and food service channel of several of our beverage markets. These payments are amortized over the period of the supply contract on a straight line basis or using other suitable estimates.

     We also have multi-year contracts in respect of branded cold drink vending machines supplied by bottlers, and related payments are amortized over the life of the assets owned by the bottlers.

Cocoa Hedge Accounting

     We hedge the cost of our future cocoa requirements through the use of future contracts on commodity exchanges. We use hedge accounting to defer profits and losses on these contracts to match future physical deliveries, and this complies with U.K. GAAP for hedge accounting.

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     For U.S. GAAP purposes, we have not designated our commodity contracts and financial instruments as hedges and all profits and losses on hedges are recorded in the profit and loss account annually. This is recognized as a U.K. to U.S. GAAP difference in note 31 to our audited annual consolidated financial statements. See “—Summary of Differences between U.K. and U.S. GAAP”.

Capitalized Costs

     We are currently developing global standardized business processes and systems. Part of the costs of this development is capitalized and our accounting policy has been designed to comply with both U.K. and U.S. GAAP. Capitalized costs include the following directly attributable costs: external consultants, internal payroll costs, hardware and software costs. The local implementation costs will be amortized over the period of their estimated benefit to the business, which is currently eight years. The central costs will be amortized in line with usage. These assumptions will be reviewed annually and accounting for capitalized costs could change materially if management uses different estimates or if different conditions occur in future periods.

Pensions

     Under U.K. GAAP, the cost of providing pension benefits is calculated by the use of recognized actuarial methods which are appropriate and whose assumptions reflect the long term nature of the assets and liabilities involved. Under U.S. GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate that reflects market rates. The main assumptions made under both U.K. GAAP and U.S. GAAP are the rate of increase in salaries and pensions, discount rates for liabilities, the expected return on assets and inflation. These assumptions are made in conjunction with our actuaries and are the best estimate of future developments. The accounting for pensions could change materially if management uses different estimates or if different conditions occur in future periods.

Income Taxes

     As part of the process of preparing our financial statements, we are required to estimate the income tax in each of the jurisdictions in which we operate. For U.K. GAAP reporting purposes, this process involves an estimation of the actual current tax exposure, together with assessing timing differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within our balance sheet. Deferred tax assets are only recognized when we believe it is more likely than not that these assets will be recovered.

     Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. In the event that actual results differ from these estimates, we adjust these estimates in future periods which could materially impact our financial position and results of operations.

Accounting Policy Changes

     There were no new Financial Reporting Standards adopted during fiscal 2002 or the 2003 interim period.

     In fiscal 2002, we adopted, for U.K. and U.S. reporting purposes, the Financial Accounting Standards Board’s Emerging Issues Task Force, or EITF, Issue No. 00-25, “Vendor Income Statement Characterisation of Consideration Paid to a Reseller of the Vendor’s Products,” and Issue No.00-14, “Accounting for Certain Sales Incentives”, which were codified along with other similar issues into Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. This resulted in a restatement of our turnover for fiscal 2001 and fiscal 2000 to reflect these new accounting provisions. EITF Issue 01-09 clarifies the profit and loss account classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain co-operative advertising and product placement costs previously classified as trading expenses to be reflected as a reduction of turnover. As a

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result of applying the provisions of EITF Issue 01-09, our turnover and trading expenses have been restated as £457 million for fiscal 2000 and £559 million for fiscal 2001. This restatement had no effect on our operating profit or net earnings. Turnover for periods prior to fiscal 2000 has not been restated.

     In fiscal 2001, we adopted FRS 18 “Accounting Policies”, which did not lead to a restatement of prior year results, and FRS 19 “Deferred Tax”, which did lead to a restatement of prior year results.

     In fiscal 2000 we adopted FRS 16 “Current Tax” which did not lead to a restatement of prior year results.

Summary of Significant U.K. GAAP to U.S. GAAP Differences

     All U.K. to U.S. GAAP differences applicable to us are explained in note 31 to our audited annual consolidated financial statements. Three major differences between U.K. and U.S. GAAP are highlighted below:

•	Under U.K. GAAP, goodwill is amortized over 20 years. Under U.S. GAAP, goodwill is not amortized from fiscal 2002 onwards, but is reviewed for impairment annually.

•	Under U.K. GAAP, hedge accounting is adopted to account for commodity and financial instrument hedges. For U.S. GAAP purposes, we have not designated our commodity and financial instruments as hedges, and all profits and losses on hedges are recorded in the profit and loss account annually.

•	Under U.K. GAAP, pension costs are accounted for under SSAP 24 “Accounting for Pension Costs.” Under U.S. GAAP, pension costs are accounted for under Statement of Financial Auditing Standards 87 “Employers’ Accounting for Pensions” and Statement of Financial Auditing Standards 106 “Employers’ Accounting for Post-Retirement Benefits other than Pensions”. This means that, under U.K. GAAP, the costs of providing pension benefits may be calculated by the use of a recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under U.S. GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates.

Interest

     In the 2003 interim period, our overall interest charge was £71 million, an increase of £28 million from the 2002 interim period. This increase was primarily due to the cost of financing the Adams acquisition from completion at March 30, 2003. Overall interest cover decreased to 5.1 times in the 2003 interim period from 9.0 times in the 2002 interim period. We compute our overall interest cover by dividing our total operating profit, including associates and excluding exceptional items, by our net interest charge.

     Our overall interest charge in fiscal 2002 remained the same as fiscal 2001 at £106 million. This charge consists of the interest charge arising in our companies and our share of interest in associates.

     In fiscal 2002, the net interest charge arising in our majority owned subsidiaries increased slightly by £3 million to £86 million, reflecting the increased borrowings as a result of our ongoing acquisition program, mitigated by a decline in global interest rates. This increase in net interest charge was offset by a fall in our share of associate companies’ interest, which fell by £3 million to £20 million as a result of exchange rate movements. Overall interest cover rose slightly from 8.4 times in fiscal 2001 to 8.7 times in fiscal 2002.

     In fiscal 2001, the net interest charge arising in our companies increased by £58 million to £83 million, principally as a result of the interest charges on our significant acquisition program in the second half of fiscal 2000 and in fiscal 2001. Our share of associate interest fell £1 million from fiscal 2000 to £23 million. Overall interest cover in fiscal 2001 fell to 8.4 times from 16.0 times.

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Taxation

     In the 2003 interim period, our effective tax rate on underlying pre-tax profit was 28.5% compared to 29.7% for the 2002 interim period. The decrease in our underlying tax rate is primarily attributable to tax benefits associated with the Adams acquisition. We expect that our fiscal 2003 effective tax rate on underlying pre-tax profit will not exceed 28.5%.

     Our effective tax rate (excluding tax on disposals of fixed assets, subsidiaries and investments) increased to 30.9% from 30.6% in fiscal 2001. Tax of £2 million was payable on the disposal gains in fiscal 2002. Our effective tax rate in fiscal 2001 (excluding tax on disposals of subsidiaries and investments) decreased to 30.6% from 30.7% in fiscal 2000. Tax of £1 million was payable on the disposal gains in fiscal 2001.

Minority Interests

     Profit attributable to equity and non-equity minority interest in the 2003 interim period was £12 million, the same as in the 2002 interim period.

     Profit attributable to equity and non-equity minority interests in fiscal 2002 of £27 million was £3 million lower than fiscal 2001. This decrease was a result of the purchase of the major share of the Cadbury India minority, partially offset by the 35% minority interest in the newly acquired Turkish business, Kent.

     Profit attributable to equity and non-equity minority interests in fiscal 2001 of £30 million was £6 million lower than fiscal 2000. This reduction was a result of the ongoing process of buying out minority interests in our subsidiaries, which continued in July 2001 with the purchase of Cadbury Egypt.

Dividends

     The dividend for the 2003 interim period of 3.65 pence per share, compared to 3.50 pence per share in the 2002 interim period, represents an underlying dividend cover of 3.4 times. We compute our dividend cover by dividing our underlying earnings per ordinary share by the dividend declared per ordinary share.

     The total dividend for fiscal 2002 was 11.5 pence per share, 5% higher than in fiscal 2001 and represents underlying dividend cover of 2.8 times.

CAPITAL STRUCTURE AND RESOURCES

General

     During the 2003 interim period, our net borrowings rose to £4,763 million from £1,846 million at the end of fiscal 2002 primarily due to incurrence of debt to finance the Adams acquisition. In addition, the group historically has had a seasonal working capital outflow in the first half of the year resulting in a higher level of borrowings. We historically have had our lowest level of borrowings around the end of the fiscal year.

     At June 15, 2003, the total of short-term and long-term borrowings was £5,194 million compared with £2,318 million at the end of fiscal 2002. Cash and liquid resources decreased to £430 million at June 15, 2003 compared to £472 million at the end of fiscal 2002. Our borrowings net of cash and short-term investments increased to £4,763 million at June 15, 2003, from £1,846 million at the end of fiscal 2002. Forty-seven percent of our gross debt at June 15, 2003 was due after one year, but all debt due within one year was supported by undrawn committed facilities, maturing after more than one year.

     At June 15, 2003, 54% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. Further information on our use of derivative financial instruments is given below. Interest cover was 5.1 times in the 2003 interim period compared with 9 times in the 2002 interim period and was 8.7 times in fiscal 2002 compared with 8.4 times in fiscal 2001.

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     We have sought and been given shareholder approval to buy back shares as and if appropriate. Currently, this authority would allow us to purchase up to approximately 206 million shares at a maximum price tied to the market price at the time of purchase. This authority has only been used once, in fiscal 1999, when 24 million shares (representing approximately 1% of our equity) were purchased. Renewal of this authority was obtained at the annual general meeting in May 2003. Additionally, many of the obligations under our share plans described in note 30 to our audited annual consolidated financial statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust rather than by newly issued shares. The employee trust did not purchase any shares during the 2003 interim period or fiscal 2002 (fiscal 2001: 23 million purchased) and held 49 million shares at June 15, 2003, representing approximately 2.4% of Cadbury’s issued share capital compared to 52 million shares at the end of fiscal 2002, representing approximately 2.5% of Cadbury’s then-issued share capital.

     Capital expenditure for fiscal 2003 is expected to be £300 million compared to £288 million in fiscal 2002.

     At June 15, 2003, we had undrawn committed borrowing facilities of £2,779 million. Of that total, £2,535 million relates to a revolving credit facility put into place at the end of fiscal 2002 which has a maturity of up to five years from that time. After giving effect to the issuance of £400 million aggregate principal amount of 4.875% notes due 2010 on July 28, 2003, our undrawn committed borrowing facilities were decreased a corresponding amount. The interest rates payable on these borrowing facilities are LIBOR plus 0.4% to 0.65% per annum. This increased facility was put in place in preparation for the acquisition of the Adams businesses. This facility is subject to customary covenants and events of default, and includes a covenant that we maintain a ratio of EBITDA (as defined in our revolving credit facility) to adjusted net interest of at least 3.5:1, calculated as at the last day of our most recent fiscal year or interim period. Adjusted net interest means interest paid less interest received, excluding net interest of associates. EBITDA, for the purpose of our revolving credit facility, means group operating profit adjusted for depreciation, amortization of goodwill, major restructuring costs and exceptional items. We were in compliance with all covenants as of the end of fiscal 2002 and June 15, 2003.

     In view of our committed facilities, liquid resources and cash flow from operations, we believe we have sufficient sources of liquidity to meet our currently anticipated cash flow requirements.

     As a result of the announcement of our acquisition of Adams, which was funded by debt, our long-term credit rating has been downgraded by Standard & Poors from A to BBB, by Moody’s from A2 to Baa2 and by Fitch from A to BBB. These rating agencies have a stable outlook on our ratings. Our credit ratings may change at any time, or from time to time, and we cannot assure you that our credit ratings will not decrease in the future.

     The table below summarizes our contractual obligations as at June 15, 2003:

	Payments due by Period

Contractual Obligations	Total	<1 year	1-3 years	3-5 years	5 years +

	£m	£m	£m	£m	£m
Bank Loans and Overdrafts	1,242	119	1,123	–	–
Finance Leases	17	4	7	4	2
Other Borrowings(1)	3,934	2,610	728	577	19
Operating Leases	267	49	71	41	106

Total	5,460	2,782	1,929	622	127

(1)	Includes borrowings under our commercial paper programs, a significant amount of which will be repaid from the net proceeds of this offering. See “Use of Proceeds”.

     We have guaranteed certain contingent liabilities of certain companies in which we have an equity interest, the maximum liability at June 15, 2003 being £11 million.

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     While there are exchange control restrictions which affect the ability of certain of our subsidiaries to transfer funds to us, the operations affected by such restrictions are not material to us as a whole and we do not believe such restrictions have had or will have any material adverse impact on us as a whole or on our ability to meet our cash flow requirements.

Cash Flows

     Historically we have had a working capital outflow in the first half of the year, which is reversed in the second half. The 2003 interim period cash outflow was greater than normal, primarily reflecting a significant increase in working capital requirements. Net cash flow from operating activities was £179 million in the 2003 interim period compared to £273 million in the 2002 interim period. This was driven by payments on movements in cocoa prices, timing of marketing and bottler payments at Dr Pepper/Seven Up and acquisitions.

     Net cash flow from operating activities, as shown in the cash flow statement of our audited annual consolidated financial statements, was £1,096 million in fiscal 2002 compared with £1,101 million in fiscal 2001 and £908 million in fiscal 2000. Note 26 to our audited annual consolidated financial statements contains further detail. These cash flows include a net working capital decrease of £5 million in fiscal 2002, a decrease of £88 million in fiscal 2001 and a decrease of £37 million in fiscal 2000.

     Cash purchases of fixed assets were £128 million in the 2003 interim period, compared with £98 million in the 2002 interim period. This increase was primarily due to the implementation of a major program to standardize business information and processes.

     Cash purchases of fixed assets were £288 million in fiscal 2002, compared with £239 million in fiscal 2001 and £126 million in fiscal 2000. This increase was primarily due to the continued spending on our new information technology systems. Financial investments included £14 million in sales of shares by the employee trust in fiscal 2002 as compared to £86 million of share purchases by the employee trust in fiscal 2001 and £65 million in fiscal 2000.

     Due to our recent completion of the Adams acquisition in March 2003, cash outflow for acquisitions in the 2003 interim period was £2,761 million, representing a substantial increase from cash outflow of £274 million in the 2002 interim period.

     Our cash outflow in fiscal 2002 on acquisitions was £628 million. This included the acquisition of the following: Dandy, a Danish chewing gum company, for £222 million; Squirt; a 65% majority share in Kent; and Nantucket Allserve, Inc. In addition, we increased our shareholdings in Cadbury India, Cadbury Nigeria and Apollinaris & Schweppes. These acquisitions were funded from a combination of commercial paper and medium-term note issuance. Disposal proceeds of £4 million arose principally from the disposal of brands in Indonesia and the reduction in our holding of the issued and outstanding shares of Camelot Group plc to 20%.

     Our cash outflow in fiscal 2001 on acquisitions was £798 million. This included the acquisition of Orangina Pampryl, a division of Pernod Ricard, ReaLemon/ReaLime and La Casera as well as a payment of $200 million (£139 million) to the vendor of Snapple for the benefit of a U.S. tax election. This election is expected to generate annual cash tax savings over fifteen years with an estimated present value of $250 million (£172 million). These acquisitions were funded by a combination of commercial paper and medium-term note issuance. Disposal proceeds of £84 million arose principally from the sale of the international brands of RC Cola and of our beverage business in Zimbabwe.

     The cash outflow on acquisitions in fiscal 2000 was £1,078 million. This included the acquisitions of Snapple, Hollywood, Mauna La’i and the Lion Nathan bottling operations as well as the minority interest buyout in South Africa. These were financed principally by commercial paper issuances. Disposal proceeds of £39 million arose primarily from the sale of our interest in Amalgamated Beverage Industries Ltd. (as described in note 2 to our audited annual consolidated financial statements).

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     Net cash flows before the use of liquid resources and financing were an outflow of £3,010 million in the 2003 interim period, compared to an outflow of £379 million in the 2002 interim period, primarily as a result of the Adams acquisition. Net cash inflow from the use of liquid resources and financing during the 2003 interim period was £3,040 million. The most significant portion of this inflow was the increase in borrowings under our credit facility and our commercial paper program, which is backed by our credit facility.

     The net cash inflow from the use of liquid resources and financing during fiscal 2002 was £324 million. The most significant portion of this inflow was the issue during the year of new medium term notes to the value of £437 million with a weighted average life to maturity of 4.2 years, extending the repayment profile of our debt. The issue of these medium term notes was used primarily to repay commercial paper which had been issued to fund acquisitions in the short term.

     Details of the resulting currency and interest rate profile of our borrowings are disclosed in notes 19 and 20 to our audited annual consolidated financial statements.

     The net cash inflow from the use of liquid resources and financing during fiscal 2001 was £402 million. The most significant portion of this inflow was the issue of new medium term notes to the value of £1,070 million, extending the repayment profile of our debt. The proceeds of these medium term notes were used primarily to repay commercial paper which had been issued to fund acquisitions in the short-term.

     Net cash increased by £30 million in the 2003 interim period, decreased by £13 million in the 2002 interim period, increased during fiscal 2002 by £29 million, decreased in fiscal 2001 by £1 million and decreased by £18 million in fiscal 2000. We invest our cash predominantly in instruments with investment grade credit ratings of short term maturities.

     Subsequent to June 15, 2003, we issued £400 million aggregate principal amount of 4.875% notes due 2010 and repaid a corresponding amount of our credit facility.

     In addition to the cash flow measures discussed above, we measure our business performance in part based on our “free cash flow”. We define “free cash flow” as our cash inflow (outflow) before use of liquid resources and financing, calculated in accordance with U.K. GAAP, net of the cash effect of acquisitions and dispositions of business and purchases and sales of Cadbury’s ordinary shares in connection with employee equity compensation arrangements (as described in note 30 to our audited annual consolidated financial statements). For fiscal 2002, free cash flow was £315 million, a decrease from £397 million for fiscal 2001. This decrease was largely driven by the impact of adverse exchange rate movements and a higher level of capital expenditure. The following table sets forth our cash flow, reconciled to cash flow from operating activities and dividends received from associates for each of fiscal 2002, fiscal 2001 and fiscal 2000.

	Fiscal	Fiscal	Fiscal
	2002	2001	2000

	£m	£m	£m
Cash outflow before use of liquid resources and financing	(295)	(403)	(703)

Add back:
Cash flow from acquisitions and disposals	624	714	1,039
(Sales)/purchases of shares as part of employee equity compensation
arrangements	(14)	86	65

Free cash flow	315	397	401

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BUSINESS

Our Company

     We are one of the leading confectionery and beverage companies in the world with operations in over 200 countries. The origins of our business stretch back over 200 years and we have a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls and Trebor in the confectionery business and Dr Pepper, 7 UP (in the United States and Puerto Rico only), Snapple, Orangina and Schweppes in the beverages business. In fiscal 2002 we had net turnover from continuing operations of £5,298 million ($8.4 billion) and “underlying operating profit” of £983 million ($1.6 billion). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of underlying operating profit to our group operating profit.

     In confectionery, we have manufacturing facilities in 37 countries and market a broad range of chocolates, gum and sugar confectionery brands, including Cadbury, Trident, Halls, Dentyne, Hollywood, Trebor, Wedel, Bassett’s and Maynards in over 170 countries. Products include bars, blocks, bagged products, packets, rolls, boxed assortments, chocolate eggs and novelties. Products are sold through confectionery outlets, gas stations, convenience and grocery stores and kiosks. In our principal markets, products are sold through our own sales and distribution organizations. The chocolate confectionery market overall has a seasonal bias towards increased sales in the colder months and on special gift occasions such as New Year’s Day, Mother’s Day, Easter, Halloween and Christmas.

     In beverages, our brands include Dr Pepper, 7 UP, Schweppes, Canada Dry, Sunkist, A&W, Snapple, Mott’s, Hawaiian Punch, Orangina and Yoo-Hoo. We own 7 UP in the United States and Puerto Rico only. Our other carbonated soft drink brands are owned in a limited number of territories, principally, the United States, Canada, Mexico, Continental Europe and Australia. We own our principal still drink brands around the world. We operate both as a manufacturer and as a licensor. We have wholly owned manufacturing operations in nine countries, the most significant of which are in Australia, Mexico, Spain, Germany and the United States. We have partnership arrangements in seven countries of which the most significant are in the United States and France. In 21 countries, including the United States, we act as a brand licensor, selling concentrate and syrup to independently owned manufacturers (certain of which are affiliated with competitors) to which we also supply technical and marketing support.

     Our beverage products are sold to the consumer through many different outlets, ranging from grocery stores to gas stations and fountain equipment at leisure, food and entertainment venues. Beverages sales are to some extent seasonal, with peaks in the summer months and at festive seasons such as Christmas.

Our Strategy

     Our strategy is to create robust and sustainable regional positions in our two core markets through organic growth, acquisitions and divestitures. Over the past seven years, we have significantly strengthened our business through an active program of acquisitions and divestitures. We have exited markets where we believed we did not have or could not build sustainable business models and through acquisition we have strengthened existing positions and extended our presence in faster growing product categories or geographies within our two core markets.

     In 1997, we launched Managing for Value, an holistic management process, designed to focus the organization more effectively on the delivery of superior shareowner returns. This remains the key management process within the business and includes the adoption of value based management principles in both our strategic and operational management, raising capabilities at all levels of the organization, setting stretching targets and aligning management rewards with the interests of shareowners.

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Business Segments

     In February 2003, we announced a restructuring of our business regions, our management structure and reporting lines which has resulted in our having five business regions: Americas Beverages; Americas Confectionery; Europe, Middle East and Africa (EMEA) Confectionery; Europe Beverages and Asia Pacific.

     Americas Beverages. Our Americas Beverages region comprises operations in the United States, Canada and Mexico.

     The principal products in the United States and Canada cover both the carbonated and still soft drinks market. Our main carbonated soft drink brands are Dr Pepper and 7 UP (which we own in the United States and Puerto Rico only). Other important brands include Schweppes, Canada Dry, A&W, Squirt, Orangina and Stewart’s. Licensed products include Sunkist, Crystal Light, Country Time and Welch’s. Our main still soft drink brands are Snapple, Mott’s, Clamato, Hawaiian Punch, Yoo-Hoo and Nantucket Nectars.

     In the United States and Canada, our carbonated soft drink brands are primarily manufactured and distributed through independently owned bottling and canning operations. We operate as a licensor, selling carbonated soft drink concentrate to these bottling and canning operations. The processes and operations of these independently owned bottlers and canners are monitored in an effort to ensure high product standards. In the normal course of business, changes to these agreements with the local bottlers are made to reflect changing business conditions, including the addition or deletion of certain brands. Included among these licensee bottling companies is Dr Pepper/Seven Up Bottling Group, an independent bottling company operating in Texas, California and 17 other Western and Midwestern states of the United States. We hold a 40% equity interest in Dr Pepper/Seven Up Bottling Group and our subsidiary, Dr Pepper/Seven Up, Inc., provides marketing support and technical manufacturing oversight to it.

     Our still soft drink brands are manufactured and distributed by group owned and independently owned manufacturers and distributors.

     In Mexico, our principal brands are Peñafiel, Squirt, Crush and Canada Dry. These brands are distributed directly by us or by independent distributors.

     Americas Confectionery. Our business in Americas Confectionery has been significantly expanded following the acquisition of Adams in March 2003. We operate confectionery businesses in all of the major countries in the region including the United States, Canada, Mexico, Brazil and Argentina. Key brands sold in the Americas include Trident, Halls, Dentyne, Chiclets, Cadbury, Clorets, Allan, Swedish Fish, Sour Patch Kids, Bubblicious, Bubbaloo, Beldent and Bazooka.

     Europe, Middle East and Africa (EMEA) Confectionery. Our EMEA Confectionery region includes all of our interests in the African, Middle Eastern and the European confectionery markets, including Russia. The United Kingdom is our single largest confectionery market in Europe where we sell brands under the Cadbury, Halls, Trebor, Bassett’s, Maynards, Fry’s and Butterkist names. These are also our key brands in our confectionery business in Ireland.

     Our key confectionery brands in continental Europe include Poulain, Hollywood and La Pie Qui Chante in France; Wedel and Cadbury in Poland; Dulciora, Trident and Halls in Spain; Stimorol and V6 in Denmark, Belgium and Sweden; Halls and Trident in Greece and Portugal; Halls and Saile in Italy and Cadbury and Dirol in Russia. Within continental Europe, France is our biggest operating unit. We also operate in Germany, The Netherlands and Switzerland.

     In fiscal 2002, we acquired a majority interest in Kent in Turkey whose principal sugar based confectionery brands are Olips and Jelibon and whose principal gum brands are Relax and Turbo.

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     In the Middle East and Africa, our key confectionery operations are in Egypt and South Africa. We own 46% of Cadbury Nigeria which is reported as an associate. In Egypt we sell products under the Cadbury, Bim Bim and Chiclets brand names. In South Africa, we sell confectionery products under the Cadbury brand names. In South Africa we also operate a food and beverage business, Bromor Foods.

     Europe Beverages. The key markets in our Europe Beverages region are France, Germany and Spain. In fiscal 2002, we gained full control of the Apollinaris & Schweppes business in Germany. Principal products comprise carbonated soft drinks, mineral waters and still drinks, with key brands including Schweppes, Orangina, Oasis, Gini, Pampryl, Trinaranjus, La Casera, Apollinaris, Heppinger and Big Apple. This region has wholly owned bottling operations in Germany, Spain, France, Portugal and Belgium, as well as a partnership operation in France, and licenses its brands in other countries.

     Asia Pacific. Our Asia Pacific region includes confectionery businesses in Australia, New Zealand, India, Malaysia, Indonesia, India, Japan, Thailand and China and a beverage business in Australia, Schweppes Cottee’s. In confectionery, in addition to selling Cadbury branded products, we also sell products under the Trebor, MacRobertson and Red Tulip brands in the Australian market, and the Sportlife brand in China and we sell Halls, Trident and Clorets in Japan and Thailand. In the Australian beverages market we sell products under the Schweppes, Solo, Sunkist, Spring Valley and Wave brand names. Schweppes Cottee’s also has a license to distribute certain of PepsiCo’s brands including Pepsi, 7 UP, Mountain Dew and Gatorade. In fiscal 2002, we acquired the majority of the outstanding minority interest in Cadbury India, thereby increasing our equity interest in Cadbury India to over 94%.

Competition

     The soft drinks and confectionery industries are highly competitive and our brands compete with many other multi-national, national and regional companies and private label suppliers in various markets. We compete actively in terms of quality, taste and price of our products and seek to develop and enhance brand recognition through the introduction of new products, new packaging, extensive advertising and promotional programs.

     The soft drinks industry includes a number of brand owners that act as licensors of branded products. Through Dr Pepper/Seven Up in the United States, our Europe Beverages region, which is primarily based in continental Europe and Schweppes Cottee’s in Australia, we are the third largest carbonated soft drinks company worldwide by sales volume.

     We believe that we rank among the four largest confectionery companies in the world by sales value. The chocolate confectionery market is primarily a branded market. By contrast, the sugar confectionery market is significantly more fragmented, with a greater presence of local and regional brands and private label products.

Research and Development

     We engage in research and development activities relating to the introduction and improvement of products, packages and manufacturing processes. Activities include the rigorous assessment of the safety of products and ingredients, and the development of improved tastes and textures that meet or exceed consumer expectations.

     Our business is supported by high quality technical facilities for research and development led by our establishments based at Reading, U.K. and Trumbull, Connecticut, USA. Reading Scientific Services Ltd. provides research and analytical services to the group and external customers. The Cadbury Schweppes Beverage Innovation Centre at Trumbull supports our beverages operations in North America and Europe. In addition, a number of smaller research and development establishments around the world provide support to local business units.

     We spent £32 million in fiscal 2002, £29 million in fiscal 2001 and £25 million in fiscal 2000 on research and development.

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Trademarks and Brands

     We have registered trademarks throughout the world and own numerous licenses, patents, designs, domain names and trade secrets, as well as substantial know-how and technology which relate to our products and the processes for their production, the packaging used for our products together with associated marketing materials and the design and operation of various processes and equipment used in our business.

     An amount of £3,951 million has been included in our balance sheet at June 15, 2003 to reflect the cost of brands acquired since 1985. While we do not charge annual amortization of this cost in our U.K. GAAP accounts (or for U.S. GAAP purposes from fiscal 2002 onward), in the event of any diminution in value of any of these brands, an appropriate charge would be made against income. For further information on our policy regarding the amortization of the cost of brands see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Brands”.

Customers and Suppliers

No single customer or supplier accounts for more than 10% of either our turnover or purchases.

Raw Materials

     The most important raw material used in the production of our chocolate confectionery products is cocoa beans. Cocoa beans are imported from West Africa and the Far East. West Africa accounts for over 60% of world production. We attempt to minimize the effect of volatile cocoa bean price fluctuations by the forward purchasing of quantities of cocoa beans and cocoa butter in order to meet our anticipated future requirements.

     One of the principal raw materials used by us in our soft drinks and confectionery products is sugar. We purchase most of our sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties, purchasing only a relatively small proportion at fluctuating, volatile world market prices. We have not experienced, and do not anticipate, difficulty in obtaining adequate supplies of sugar for our operations with sourcing available from numerous refiners. Another raw material used in our business is aspartame, a sweetening agent used in diet soft drinks products. Aspartame is available from several sources and we believe we will continue to be able to obtain sufficient quantities at reasonable prices.

     Other raw materials purchased in substantial quantities in respect of our confectionery business which may fluctuate in price include milk and various types of nuts and fruit. In the case of milk, alternative sources are available. While California and Turkey are the preferred sources for certain nuts and fruit, alternative supplies are available from South Africa, Australia and Italy. For further information on raw materials and the risks associated with purchasing commodities see “Risk Factors—Our profitability could decrease if we were unable to recover the cost of raw materials, which fluctuate significantly in price, from consumers”.

Our Development

     We have developed our business both through organic growth of existing brands and products and through acquisitions, investments and contractual arrangements with other parties which have strengthened our operations and our portfolio of brands.

     2003

     In March 2003, we completed our acquisition of Adams for $4.2 billion. Adams is a branded global confectionery manufacturer which had a 3.3% share of the total global retail confectionery market during fiscal 2001 and 19.3% of the retail market for functional confectionery. The acquisition brought together highly prized and well-known brands to form the world’s largest confectionery business. In particular, we acquired the brands of Halls medicated confectionery, Trident Sugarfree gum, Dentyne-Ice gum and Bubbas bubblegum as well as enhancing our access to the major new market of Latin America. The Adams business is being integrated into our business sectors across the globe in order to maximize the core competencies of our worldwide operations.

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     The bulk of the Adams businesses’ operations are being included in our Americas Confectionery region as part of the integration process.

     2002

     In November, we acquired Brau und Brunnen’s 72% interest in the Apollinaris & Schweppes joint venture in Germany for €180 million (£115 million), including €25 million of sales tax. This transaction gave us our current 100% control of Apollinaris & Schweppes.

     In September, we acquired 100% of the branded chewing gum business of Dandy A/S from the Bagger-Sørensen family in Denmark for £222 million. Dandy is the fourth largest chewing gum manufacturer in the world.

     In May, our U.S. subsidiary, Snapple Beverage Group acquired Nantucket Allserve, Inc. from Ocean Spray Cranberries, Inc. and its minority shareholders.

     In May, we acquired a majority interest in Kent, Turkey’s leading sugar based confectionery manufacturer, together with a majority interest in its distribution arm, Birlik, for £70 million ($95 million).

     In February, we completed our open offer to acquire the outstanding 49% minority shareholding in Cadbury India. The offer valued the minority shares at 8,749 million Rupees (£128 million). Approximately 16 million shares were tendered in the open offer for a total consideration of £111 million, increasing our holding to more than 94% of the paid-up capital of Cadbury India.

     In February, we acquired Squirt, the eighth largest carbonated soft drinks brand in Mexico, from Refremex AG for an undisclosed sum. The Squirt brand had concentrate sales of $23 million (£16 million) in fiscal 2001.

     2001

     In October, we completed the acquisition of Pernod Ricard’s soft drinks brands and businesses in continental Europe, North America and Australia for €720 million (£445 million). The transaction included the Orangina, Pampryl, Champomy and Yoo-Hoo brands and associated businesses. Under a separate agreement, Pernod Ricard also has an option to sell its soft drinks businesses in all other countries to us at a future date for a separate purchase price, not expected to exceed €35 million (£22 million).

     In September, we completed the acquisition of the ReaLemon and ReaLime brands in North America for $128 million (£88 million). The transaction included the acquisition of a manufacturing facility in Waterloo, New York, inventory and the global rights to the trademarks.

     In July, we acquired La Casera, Spain’s third largest soft drinks manufacturer for a purchase price of €104 million (£65 million). The combination of La Casera with Schweppes Spain gives us a number two overall position in the Spanish carbonated soft drinks market, with a 15% market share, up from 6%. Also in July, we completed the disposal of the Royal Crown Cola International business and Royal Crown Cola’s private label concentrate supply for $98 million (£68 million).

     In January, we completed the acquisition of the confectionery brand, Mantecol, in Argentina, for $23 million (£16 million). The acquisition strengthened the portfolio of Cadbury Stani, which was our existing business in Argentina, giving us three of the top ten Argentine confectionery brands by sales value. Also in January, we completed the acquisition of the Spring Valley and Wave flavored milk brand in Australia for AUD31million (£11 million) in cash and assumed leasing liabilities with a value of AUD15 million (£6 million), and the acquisition of the Slush Puppie Corporation, a manufacturer of frozen, non-carbonated beverages, for $18 million (£12 million).

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     2000

     In December, we completed the acquisition of the minority share interest in Cadbury Schweppes (South Africa) Ltd. for ZAR 1,581 million (£143 million). This acquisition resulted in our 100% ownership stake in Cadbury Schweppes (South Africa) Ltd.’s confectionery and food business in South Africa.

     In November, we acquired Wuxi Leaf Confectionery Co. Ltd., a company which markets and manufactures sugar-free and low sugar chewing gum in China, primarily under the Sportlife and Poli brands. The value of the assets acquired was £2 million.

     In October, we completed the acquisition of Snapple Beverage Group for $1.45 billion. A premium beverage company, Snapple Beverage Group’s brands include Snapple, Mistic and Stewart’s.

     In September, we completed the acquisition of the Australian bottling operations of Lion Nathan.

     In August, we completed the acquisition of the Hollywood chewing gum and candy business in France. The business comprises the Hollywood, Malabar and Tonigum chewing gum brands and Krema, Kiss Cool and La Vosgienne pocket and bagged candy brands, together with relevant manufacturing capability and distribution and gives us leadership in the overall French confectionery market. Also in August, we announced that Dr Pepper/Seven Up Bottling Group, our United States associate, had acquired the southern Texas bottler, Grant-Lydick Beverages Company, which manufactures and distributes carbonated soft drinks in a number of southern cities in the United States.

     In July, we completed the acquisition of the Mauna La’i brand from Mauna La’i Tropicals, Ltd., which was integrated with Mott’s.

Employees

     Our average (by four weekly period) number of employees, excluding Adams employees and analyzed by region, is summarized in the table below.

Number of Employees
	Interim Period	Fiscal	Fiscal	Fiscal
	2003	2002	2001	2000

Americas Beverages	7,235	7,108	6,526	5,577
Americas Confectionery	3,029	3,268	3,243	3,141
EMEA Confectionery	20,993	19,291	17,377	17,593
Asia Pacific	8,981	9,546	8,811	7,884
Europe Beverages	3,153	2,877	1,805	1,575
Central and Other	862	758	727	579

Total	44,252	42,848	38,489	36,349

     In addition, we added approximately 12,500 employees in connection with the Adams acquisition.

Properties

     As of June 15, 2003 we had a total of 134 manufacturing plants and bottling facilities, of which 15 were located in the United Kingdom and Ireland, 34 in the Americas, 39 in continental Europe, 24 in Australia and the Pacific Rim and 22 in Africa and Asia. Of these, 79 are engaged in the manufacture of confectionery products and 55 (including six food manufacturing properties) are engaged in the manufacture and bottling of beverage products. All the above facilities are owned by us, except for two in the United Kingdom and Ireland, three in the Americas, four in continental Europe, seven in Australia and the Pacific Rim and five in Africa and Asia, which are leased.

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     All the facilities are considered to be in good condition, adequate for their purpose and suitably utilized according to the individual nature and requirements of the relevant operations. We have a continuing program of improvements and replacements to property when considered appropriate, to meet the needs of the individual operations.

     The table below details our material properties. All are manufacturing facilities and are owned by us except where indicated after the location:

Material Properties
Approximate
square feet

Bournville, Birmingham, United Kingdom*	1,650,000
Somerdale, Bristol, United Kingdom	918,000
Claremont, Tasmania, Australia	617,000
Ringwood, Victoria, Australia	610,000
Williamson, New York, USA	570,500
Rockford, Illinois, USA	536,000
Sheffield, United Kingdom	503,000
Coolock, Dublin 5, Ireland	488,000
Puebla, Mexico	408,000
Chirk, Wrexham, United Kingdom	261,000
Aspers, Pennsylvania, USA	214,000
Saint Genest d’Ambiere, France	204,500
Overland, Missouri, USA	163,000
Marlbrook, Herefordshire, United Kingdom	132,000
Caragente, Valencia, Spain	130,500
Rathmore, County Kerry, Ireland	107,000

* Partially leased, remainder of facility is owned.

Environment

     The Cadbury Schweppes Environmental Programme occupies a key position in our business agenda. Environmental objectives were established in fiscal 1992 and, in fiscal 1993, the board of directors adopted a Corporate Environmental Policy which was revised and reissued in fiscal 2000 to provide further emphasis on working with supply chain partners to improve collective environmental performance, to protect the ecosystems that provide our raw materials, and to minimize the impacts from transportation. We have also developed a Guide to Environmental Management to address our policies and key commitments and to provide a framework for implementing these throughout our operations.

     We continue to invest in systems, processes and facilities so that performance is measured and continually improved against commitments in the key areas of:

•	air emissions;
•	water, energy and materials conservation;
•	wastewater treatment;
•	solid waste and packaging management; and
•	soil and groundwater protection.

     Environmental responsibility remains integral to the way we run our business, and the strength of the program is measured through the achievement of operational performance targets.

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Ethical Trading and Human Rights

     As we grow our business in an increasingly global economy, we remain committed to meeting the highest international standards in every respect. Our Corporate and Social Responsibility Committee, established in fiscal 2000, oversees our processes for ethical trading and human rights as well as environmental and community investment programs, employment standards and corporate governance. See “Management—Corporate Governance—Cadbury Schweppes public limited company Board of Directors—Corporate and Social Responsibility Committee”.

     The Chief Executive Officer’s Statement of Intent for Health and Safety now forms the basis of our safety management systems. Under the Group Risk and Safety Programme, a self-audit process has been developed to assess each business unit which is supported by a comprehensive set of guidelines to assist local managers.

Government Regulations

     The production, distribution and sale of many of our products are subject to governmental regulation regarding the production, sale, safety, labeling and ingredients of such products in the various countries and governmental regions in which we operate. In addition, the manufacture of many of our products in various markets is subject to governmental regulation relating to the discharge of materials into the environment, and also to the reclamation and re-cycling of packaging waste. The packaging of our beverage products in certain markets is subject to governmental regulation encouraging recyclable containers. At all times we are subject to the employment and health and safety legislation in those countries in which we have operations.

     Our operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. A number of countries in which these operations are conducted maintain controls on the repatriation of earnings and capital and restrict the means available to us for hedging currency fluctuation risks. However, the operations which are affected by such controls are not material to us as a whole, and such controls have not significantly affected our international operations. Certain of the regulatory authorities under whose purview we operate may have enforcement powers which could subject us to such actions as product recalls, seizure of products and other sanctions. However, we believe that we have taken and continue to take measures to comply with applicable laws and governmental regulations in the jurisdictions within which we operate so that the risk of such sanctions does not represent a material threat.

Legal Proceedings

     None of Cadbury Schweppes US Finance, Cadbury, the Subsidiary Guarantor or any other member of the group is or has been involved in any regulatory, legal or arbitration proceedings (including any proceedings which are pending or threatened of which Cadbury Schweppes US Finance, Cadbury or the Subsidiary Guarantor is aware) which have had in the 12 months preceding the date of this Offering Memorandum, or may have, a significant or material adverse effect on the financial position of Cadbury Schweppes US Finance, Cadbury, the Subsidiary Guarantor or the group.

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MANAGEMENT

     We are managed by our board of directors. We refer to the executive director members of the board of directors and the chairman of the board of directors as our “senior management”.

     The following table sets forth information concerning each of the directors of Cadbury as of September 15, 2003.

Name	Age	Position	Business Address

John M. Sunderland	58	Executive Chairman	25 Berkeley Square, London,
			England, W1J 6HB
H. Todd Stitzer	51	Chief Executive Officer	25 Berkeley Square, London,
			England, W1J 6HB
Dr. Wolfgang C.G. Berndt	60	Non-Executive Director	25 Berkeley Square, London,
			England, W1J 6HB
Richard S. Braddock	61	Non-Executive Director	25 Berkeley Square, London,
			England, W1J 6HB
Roger M. Carr	56	Senior Independent Non-executive	25 Berkeley Square, London,
		Director and Deputy Chairman	England, W1J 6HB
David J. Kappler	56	Chief Financial Officer	25 Berkeley Square, London,
			England, W1J 6HB
Robert J. Stack	53	Chief Human Resources Officer	25 Berkeley Square, London,
			England, W1J 6HB
David A.R. Thompson	61	Non-Executive Director	25 Berkeley Square, London,
			England, W1J 6HB
Baroness J.A. Wilcox	62	Non-Executive Director	25 Berkeley Square, London,
			England, W1J 6HB

John Michael Sunderland, Executive Chairman

     Mr. Sunderland was appointed as a director in May 1993, as group Chief Executive in September 1996 and as Chief Executive Officer in March 2000. He was appointed as Chairman of the Board effective May 8, 2003. Mr. Sunderland joined Cadbury Schweppes in 1968 and held a succession of senior positions in the United Kingdom and overseas. In 1987, he was a founding director of Coca-Cola & Schweppes Beverages Ltd. and in 1989 was appointed as Managing Director of the U.K. Sugar Confectionery Division. He is also Deputy President of the Confederation of British Industry, a non-executive director of the Rank Group plc, President of both The Incorporated Society of British Advertisers and The U.K. Food & Drink Federation and a trustee of Industry in Education.

Howard Todd Stitzer, Chief Executive Officer

     Mr. Stitzer was appointed to the Board as Chief Strategy Officer in March 2000, appointed as Deputy Chief Executive Officer in December 2002 and as Chief Executive Officer with effect from May 8, 2003. He joined Cadbury Schweppes North America in 1983 after practicing law for several years in a large New York law firm, becoming Vice President and General Counsel in 1988. From 1991 to 1993 he was Group Development Director responsible for strategic planning and external development. He subsequently held a number of senior sales, marketing and general management roles, culminating in his appointment as President and Chief Executive Officer of Dr Pepper/Seven Up, Inc. from 1997 to 2000.

Dr. Wolfgang Christian Georg Berndt, Non-Executive Director

     Dr. Berndt was appointed a director in January 2002. He is also a director of GfK AG, a German-based global market research company, and non-executive Chairman of Institute for the Future, a United States-based

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think tank. He joined The Procter & Gamble Co. in 1967, holding a number of increasingly senior brand and general management positions in Europe, North and South America, culminating in his appointment as President, North America in 1995 and President, Global Fabric & Home Care in 1999. He retired from The Procter & Gamble Co. in September 2001 and was appointed as a non-executive director of Lloyds TSB Group plc and Lloyds TSB Bank plc in May 2003.

Richard S. Braddock, Non-Executive Director

     Mr. Braddock was appointed a director in June 1997. He is Chairman of Priceline.com and a director of Eastman Kodak Company and Lincoln Center for the Performing Arts. He held a number of senior positions with Citicorp/Citibank, N.A. and Medco Containment Services, Inc. between 1973 and 1993.

Roger Martyn Carr, Senior Independent Non-Executive Director and Deputy Chairman

     Mr. Carr was appointed a director in January 2001. He is the Chairman of Mitchells & Butlers plc, a non-executive director of Centrica plc and a Senior Advisor to Kohlberg Kravis Roberts Co. Ltd. He is also a member of the Industrial Development Advisory Board, a member of the CBI Council and a Fellow of the Royal Society for the encouragement of Arts, Manufactures and Commerce. He was Chairman of Chubb plc until December 2002, and between 1984 and 2000, he held a number of senior positions with Williams plc and Thames Water plc, including Chief Executive Officer of Williams plc and Chairman of Thames Water plc.

David John Kappler, Chief Financial Officer

     Mr. Kappler was appointed as group Finance Director in January 1995 and as Chief Financial Officer in March 2000. Mr. Kappler also serves as the Chairman of Dr Pepper/Seven Up Bottling Group. He worked for the group between 1965 and 1984 and rejoined in 1989, following the acquisition of the Trebor Group, of which he was Finance Director. From 1989 to 1995, he held a number of senior positions related to the group’s confectionery interests, including Director of Corporate Finance. He is also a non-executive director of HMV Group plc. Mr. Kappler has recently announced publicly that he intends to retire during the course of fiscal 2004.

Robert James Stack, Chief Human Resources Officer

     Mr. Stack was appointed to the Board as group Human Resources Director in May 1996. He joined Cadbury Beverages in the United States in 1990, following appointments with Bristol-Myers and the American Can Company. In 1992, he was appointed group Director, Strategic Human Resources Management and led executive development for the Company. In March 2000, he was appointed as Chief Human Resources Officer, and corporate external affairs were added to his responsibilities. Since October 2002, he has also been responsible for corporate communications.

David Anthony Roland Thompson, Non-Executive Director

     Mr. Thompson was appointed a director in March 1998. He joined The Boots Company plc in 1966 where he held a number of senior finance positions, including Deputy Chief Executive and Finance Director, before his retirement in September 2002. He was appointed Deputy Chairman of the Nottingham Building Society in May 2002.

Baroness Judith Ann Wilcox, Non-Executive Director

     Baroness Wilcox was appointed a Director in March 1997. She is also a non-executive director of Carpetright plc, a Member of the House of Lords, President of both the National Federation of Consumer Groups and the Institute of Trading Standards, a member of the Governing Body of the Institute of Food Research and is on the Council of the Foundation for Science and Technology. She was Chairman of the National Consumer Council between 1990 and 1995.

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     The following table sets forth information concerning each of the managers of Cadbury Schweppes US Finance as of September 15, 2003.

Name	Age	Position	Business Address

Gilbert M. Cassagne	47	Manager, President and Chief	5301 Legacy Drive, Plano,
		Executive Officer	Texas, USA 75024
John Wartig	46	Manager, Senior Vice President	5301 Legacy Drive, Plano,
			Texas, USA 75024
James L. Baldwin	42	Manager, Senior Vice President	5301 Legacy Drive, Plano,
		and Secretary	Texas, USA 75024

Gilbert M. Cassagne, President and Chief Executive Officer

     Mr. Cassagne has been President and Chief Executive Officer and a member of the board of managers, since the formation of Cadbury Schweppes US Finance. Mr. Cassagne joined the group in 1995 when we acquired Dr Pepper/Seven Up, Inc., where he held a senior management position. He was President of Mott’s North America from 1996 to 2000, Chief Executive of our Asia Pacific business from 2000 to 2003 and appointed in February 2003 as President and Chief Executive Officer of our Americas Beverages region. Prior to joining Dr Pepper/Seven Up, Inc. he was with The Procter & Gamble Co., where he had held a number of positions with increasing responsibilities.

John Wartig, Senior Vice President

     Mr. Wartig has been Senior Vice President and a member of the board of managers since the formation of Cadbury Schweppes US Finance. Mr. Wartig worked for the group from 1980 to 1985 and re-joined in 1994, being appointed as Finance Director—Operations in fiscal 2000. He was appointed as Senior Vice President—Finance Americas Beverages in February 2003. Between 1985 and 1994 he held a number of senior finance positions with companies around the world.

James L. Baldwin, Senior Vice President and Secretary

     Mr. Baldwin has been Senior Vice President, Secretary and a member of the board of managers since the formation of Cadbury Schweppes US Finance. Mr. Baldwin joined the group in 1997 after practicing commercial litigation law for several years. He was General Counsel for Mott’s North America from 1998 to 2002, was appointed Senior Vice President and General Counsel for Dr Pepper/Seven Up, Inc. in fiscal 2002 and Senior Vice President and General Counsel for our Americas Beverages region in 2003.

Corporate Governance

     Following the introduction of the Sarbanes-Oxley Act in the United States in July 2002, Cadbury’s board of directors established a Disclosure Review Committee reporting to the Chief Executive Officer of Cadbury with responsibility for the design, periodic review and modification of internal controls and procedures to collect, process and disclose information to the public. This committee also obtains and reviews written assurances from senior business unit and regional managers as to the adequacy of their internal controls and the accuracy and completeness of the information they submit to us. We believe that we are in material compliance with the provisions of the U.S. Sarbanes-Oxley Act applicable to us, including the prohibition on our extending or maintaining, or arranging for the extension of, credit in the form of a personal loan to any of our directors or executive officers, and intend to continually review our policies and practices together with developments in corporate governance regulation to ensure we remain in compliance. The Issuer is not directly subject to the provisions of the Sarbanes-Oxley Act because it is not a public company as it is determined under the Sarbanes-Oxley Act.

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Cadbury Schweppes US Finance LLC Board of Managers

     The managers of the Issuer, Gilbert M. Cassagne, John Wartig and James L. Baldwin, manage its affairs.

Cadbury Schweppes public limited company Board of Directors

     Cadbury’s board’s policy is to manage Cadbury’s affairs in accordance with the most appropriate standards of good corporate governance. In fiscal 2002 and up to the date of this Offering Memorandum Cadbury fully complied with the provisions of the Code of Best Practice set out in Section 1 of the Combined Code on Corporate Governance.

     Cadbury’s board meets regularly and is responsible for the proper management of Cadbury. In fiscal 2002 the board met twelve times. As of the date of this Offering Memorandum, the board had met seven times in fiscal 2003. Cadbury’s board has a formal schedule of matters reserved to it for decision, including the approval of annual and interim results, acquisitions and disposals, as well as material agreements, major capital expenditures, performance contracts (formerly referred to as budgets and long range plans) and senior executive appointments. Other matters are delegated to board committees including those described below.

     Cadbury’s board currently has nine members, four Executive Directors and five Non-Executive Directors. No individual or group of individuals dominates the board’s decision making. The directors have wide ranging experience and all currently occupy or have occupied senior positions in industry or government.

     On joining the board, directors are given background documents describing Cadbury and its subsidiaries, activities. For new directors, site visits are arranged to the major business units. All the Non-Executive Directors are independent of management and have no relationships which could materially interfere with the exercise of their independent judgement.

     Arrangements are made for senior executives below board level to attend board meetings and make presentations on the results and strategies of their business units.

     Board members are given appropriate documentation in advance of each board of directors and committee meeting. For board meetings these documents include a report on current trading and business issues from the Chief Executive Officer, a period financial report, proposals for capital expenditures, proposals for acquisitions and disposals and proposals for senior executive appointments. In additional to formal board meetings, the Chairman and Chief Executive Officer maintains regular contact with all directors and holds informal meetings with the Non-Executive Directors to discuss issues affecting Cadbury.

Cadbury’s board has delegated specific responsibilities to the committees described below.

Audit Committee

     The Audit Committee is comprised of Dr. Wolfgang C.G. Berndt, Richard S. Braddock, Roger M. Carr and David A.R. Thompson (Chairman), all of whom are independent as defined by the applicable and proposed NYSE and SEC rules. The Chief Executive Officer, the Chief Financial Officer, the Director of Business Risk Management and the Head of group Audit attend meetings at the invitation of the Committee. The Audit Committee deals with accounting matters, financial reporting and internal controls (including risk management) and the approval of non-audit services. It meets at least twice a year and reviews the annual and interim financial statements. The Committee also monitors proposed changes in accounting policy, reviews the internal audit functions, meets with external auditors and discusses the accounting implications of major transactions. In fiscal 2002 the Audit Committee met three times and as of the date of this Offering Memorandum had met three times in fiscal 2003 with at least one more meeting planned for fiscal 2003.

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Chief Executive’s Committee

     The Chief Executive’s Committee is comprised of the Executive Directors, the group Secretary and Chief Legal Officer and the President of the five business regions, Global Commercial Strategy and Global Supply Chain. The Committee is chaired by H. Todd Stitzer and was reconstituted in July 2003. The Chief Executive’s Committee deals with a wide range of matters, including the management of major operating issues, matters relating to the supply chain and global commercial strategy, legal and human resources, and implements the decisions and policies of the board of directors. The Committee reviews four-weekly financial results and forecasts, proposals for capital expenditure and major operating issues which arise out of the ordinary course of business, acquisitions, disposals and associate investments and performance contracts (formerly referred to as budgets and long range plans), before they are submitted to the board. The Committee also reviews a report issued for each meeting by the treasury department on borrowings and other financial matters. In fiscal 2002 the Chief Executive Officer’s Committee, the forerunner of this Committee, met twelve times. In fiscal 2003, the Committee or its predecessor had met nine times as of the date of this Offering Memorandum.

Corporate and Social Responsibility Committee

     The Corporate and Social Responsibility Committee is comprised of Dr. Wolfgang C.G. Berndt, Robert J. Stack, H. Todd Stitzer, John M. Sunderland, David A.R. Thompson, Baroness Judith Wilcox (Chairman) and Michael A.C. Clark (the group Secretary and Chief Legal Officer). The Director of External Affairs attends meetings at the invitation of the Committee. This Committee deals with a range of corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. In fiscal 2002 the Corporate and Social Responsibility Committee met twice. As at the date of this Offering Memorandum, the Committee had met once in fiscal 2003.

Nomination Committee

     The Nomination Committee is comprised of Roger M. Carr, John M. Sunderland (Chairman) and Baroness Judith Wilcox. The Chief Human Resources Officer attends meetings at the invitation of the Committee. This Committee is empowered to bring to Cadbury’s board recommendations as to the appointment of any new Executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all directors and reflects that consultation in any recommendation of the Nomination Committee brought forward to Cadbury’s board. The mixture of Non-Executive and Executive Directors on the Nomination Committee ensures that a review of board candidates is undertaken in a disciplined and objective manner. The Nomination Committee did not meet during fiscal 2002 and had not met in fiscal 2003 as of the date of this Offering Memorandum.

Remuneration Committee

     The Remuneration Committee is comprised of Richard S. Braddock (Chairman), David A.R. Thompson and Roger M. Carr. The Remuneration Committee reviews the performance of Executive Directors and sets their remuneration. The Remuneration Committee also approves the granting of share options to directors and employees. The remuneration and terms of appointment of Non-Executive Directors are set by the board as a whole in the absence of any directors with conflicts of interest. The Committee has met five times in fiscal 2002, and as of the date of this Offering Memorandum had met five times in fiscal 2003.

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Compensation of Senior Management

     The main components of compensation for our senior management are base salary, annual bonuses, annual and long-term incentive plans, pension benefits and other market specific benefits. There are aspects of the existing compensation packages for our senior management which may differ from some shareholders’ preferred practices and, consequently, like many British public companies, the board and Remuneration Committee are currently undertaking a thorough review of the total reward arrangements in place for Executive Directors and other senior executives of the group. Consultations with shareholders will take place during the latter half of fiscal 2003 and proposals for change will be presented for approval at our 2004 Annual General Meeting.

Salaries for Executive Directors

     In setting the basic salary of each director, the Remuneration Committee takes into account market competitiveness and the performance of each individual director, together with any changes in position or responsibility. This structure is consistent with the reward structure in place for executives below board level, and that paid by comparable companies. In addition to basic salary, the Executive Directors receive benefits in kind and these are detailed in the table entitled “Emoluments and Compensation for Loss of Office”.

Annual Incentive Plan

     Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. Awards are based on financial tests subject to appropriate adjustments as determined by the Remuneration Committee. The 2002 Annual Incentive Plan awards reflected the growth in Group Economic Profit, which was the key performance measure, and in Group Net Sales Value.

     The target incentive award for an Executive Director is 60% of basic salary. However, in the case of exceptional results the annual incentive payment may increase up to a maximum of twice the target. Incentive awards to Executive Directors for fiscal 2001 averaged 56% of basic salary and for fiscal 2002 averaged 49% of basic salary. As detailed under “– Retirement Benefits”, annual incentive awards to directors are pensionable up to 20% of basic salary for U.K. Directors and up to 100% for U.S. directors.

Bonus Share Retention Plan

     The Bonus Share Retention Plan, or BSRP, enables participants to invest all or part of their Annual Incentive Plan award and receive such award in the form of ordinary shares of Cadbury (“deferred shares”) rather than cash.

     All shares under the BSRP are purchased by us in the market and held in trust until the end of the three-year period. At the end of the period we provide participants with three additional shares for every five deferred shares. If a participant leaves us during the three-year period, the participant forfeits part of the additional shares and, in certain cases, all of the additional shares and the deferred shares may be forfeited. The BSRP is available to a group of approximately 180 senior executives and aims to encourage participants to reinvest a cash award in ordinary shares of Cadbury.

Long Term Incentive Plan

     The Long Term Incentive Plan, or LTIP, was introduced in fiscal 1997 and revised in fiscal 2000 to more closely align it with our reward philosophy. In particular, because of our reintroduction of share options as performance incentives for our employees, the maximum value of an award was reduced from 100% to 80% of basic salary. An employee’s eligibility to participate in the LTIP is determined at the discretion of the Remuneration Committee. In fiscal 2002, grants for the 2002-2004 performance cycle were made to 31 senior executives, including five Executive Directors. Details of LTIP interests are set out in the table entitled “Long Term Incentive Plan Interests” set forth in “—Directors’ Compensation”.

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     The LTIP operates over a three-year performance cycle with a new cycle starting each year. An award consists of the contingent right to receive an amount equal to the market value, at the end of each performance cycle, of a designated number of ordinary shares of Cadbury. The maximum number of ordinary shares of Cadbury which can be released in respect of each performance cycle is calculated using 80% of the participant’s basic salary at the start of the performance cycle and the share price at that time.

     Each award is subject to the achievement of objective performance criteria determined by the Remuneration Committee. The current performance criteria are based on total shareholder return (that is, share price growth plus reinvested dividends), or TSR, and a minimum requirement that the growth in our underlying earnings per share over the performance cycle exceeds the rate of inflation over the same period by at least 2% per annum compounded. A relative TSR measure ensures executives will only be rewarded if our market performance is greater than the median of comparable companies. Earnings per share was chosen as it ensures awards vest when underlying performance of the business is sound. For LTIP cycles prior to that for fiscal 2001-2003, meeting the performance criteria for the TSR measure and earnings per share measurement of 2% growth resulted in the vesting of Part I of the award, and meeting the requirement for the growth in our earnings per share of 4% growth resulted in the vesting of Part II of the award. For the 2001-2003 cycle onwards, the whole award depends only on meeting the TSR and earnings per share performance criteria for Part I. If the performance criteria are not satisfied in the initial three year performance period, the vesting of the award will be deferred on an annual basis for up to three years. The same performance tests would be applied over four, five or six years (for example, comparing the performance in fiscal 2000 with that in fiscal 2004, fiscal 2005 or fiscal 2006) and if the performance test is not met after year six the award will lapse.

     Our TSR over each performance cycle is compared with a weighted average TSR performance of a peer group of both U.K. and non-U.K. consumer goods companies (weighted 75% and 25% respectively) which are set forth in the following table. These companies have been selected by us to reflect the global nature of our business.

U.K. Based Companies	Non-U.K. Based Companies
(Weighted 75%)	(Weighted 25%)	Head Office Location

Allied Domecq	Campbell Soup	United States
Associated British Foods	Coca-Cola	United States
Diageo	Colgate-Palmolive	United States
Northern Foods	General Mills	United States
Reckitt Benckiser	Groupe Danone	France
Tate & Lyle	Heinz	United States
Unilever Group	Hershey Food	United States
Uniq	Kellogg	United States
Whitbread	Nestlé	Switzerland
	PepsiCo	United States
	Pernod Ricard	France
	Proctor & Gamble	United States
	Sara Lee Corp	United States
	Suedzucker	Germany

     TSR performance must be at the 50th percentile of the peer group for a participant to earn the minimum of 50% of the award. Above this percentile the awards increase on a straight line basis. In the case of performance at or above the 80th percentile the award will be earned in full.

     The full amount of the LTIP award is paid in ordinary shares of Cadbury at the end of the performance cycle. One half of these shares is placed in trust and released two years later, assuming that the participant’s employment with us has not been terminated for cause during that period. During the deferral period, participants accumulate dividend equivalents on shares held in trust which are paid at the end of the deferral period.

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Share Options

     Under the Share Option Plan 1994, option grants were made to Executive Directors in fiscal 2002 as shown in the table entitled “Directors’ Share Options” in “-Directors’ Interest in Ordinary Shares and Share Options”. No rights to subscribe for shares or debentures of Cadbury (or any of Cadbury’s subsidiaries) were granted to, or exercised by, any member of any of the directors’ immediate families during fiscal 2002 or, as of the date of this Offering Memorandum, in fiscal 2003.

     It is the Remuneration Committee’s intention that grants will continue to be made annually, including to Executive Directors. Such grants will normally be within a range equivalent to between two times and four times salary. The Remuneration Committee, in making option grants, sets the performance target to be achieved before such options can be exercised. Options cannot be exercised unless and until the percentage growth in our underlying earnings per share over a period of three consecutive financial years has exceeded the rate of inflation over the same period by at least 2% per annum compounded. This criterion was chosen to ensure options can only be exercised when the underlying performance of our business is sound.

     Further details on share plans are provided in note 30 to our audited annual consolidated financial statements.

Retirement Benefits

     We maintain a number of retirement programs throughout the world for our employees. The pension benefits provided to our employees reflect local competitive conditions and legal requirements.

     John M. Sunderland and David J. Kappler participate in the U.K. pension arrangements. Robert J. Stack and H. Todd Stitzer participate in the U.S. pension arrangements. Further details of these arrangements are set forth in the table entitled “Pension/Retirement Arrangements” set forth in the section “—Pensions”.

     In the United Kingdom, annual incentive awards of up to 20% of basic salary are pensionable. Given the large proportion of total compensation which is variable pay, the Remuneration Committee considers that it is appropriate for a proportion of such compensation to be pensionable. Pension arrangements in the United States provide that the entire amount of any incentive awards under the Annual Incentive Plan are pensionable and the pensionability of such incentive awards in the United Kingdom and the United States is consistent with long standing arrangements for our other senior executives.

Service Contracts

     Our policy on the duration of directors’ service contracts (which are only entered into with Executive Directors) is that such contracts should expire in the year in which the Executive Director reaches sixty years of age. Notice periods do not exceed one year.

     Each of the service contracts include provisions on non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not for a period of one year after leaving be engaged in or concerned directly or indirectly in any business concern which is in competition with us. Also the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any of our employees or directors.

     If any Executive Director’s employment is terminated without cause, or if the director resigns for good reason (as defined in the contract) other than following a change of control, such director is entitled to a payment of twice basic salary. Such payment would be less than one year’s total compensation on which a termination payment would otherwise be based. Termination payments of twice total compensation would be made if within two years of a change of control the Executive Director’s employment were terminated without cause or if the director resigned for good reason (as defined in the contract). Service contracts are an important part of the overall compensation package offered to our directors. Provisions providing for compensation upon the occurrence of a change in control, subject to satisfaction of certain conditions, are common for major U.S. public companies.

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     The Remuneration Committee believes that the current form of contract, which incorporates these terms, will assist us in motivating and retaining key executives and also in attracting other senior executives from an increasingly global and competitive marketplace. The Remuneration Committee will, however, continue to review such employment arrangements and any developments.

     All our Executive Directors have service contracts with us on the preceding terms. Each of these contracts can be terminated by us at any time on twelve months’ notice and will otherwise expire in the year in which the director reaches 60 years of age. All the contracts are dated March 1, 2001 and the approximate remaining term of each contract as at September 15, 2003 is as follows:

David J. Kappler	3.5 years*
Robert J. Stack	6.5 years
H. Todd Stitzer	8.5 years

* Mr. Kappler has announced his intention to resign in fiscal 2004.

     In addition, under secondment arrangements, Robert J. Stack and H. Todd Stitzer are each entitled to six months’ employment with their employing company in their home country if there are no suitable opportunities for them when their secondments end.

Executive Directors—Outside Appointments

     We recognize the benefits to the individual and to us of involvement by our Executive Directors as non-executive directors in companies outside the group. Subject to certain conditions, and unless otherwise determined by the board, each Executive Director is permitted to accept only one appointment as a non-executive director in another company. The Executive Director is permitted to retain any fees paid for such service.

Non-Executive Directors

     The Non-Executive Directors do not have service contracts with us. It is our policy to appoint Non-Executive Directors for an initial period of three years. Unless otherwise determined by the board the maximum term is nine years.

     Fees for Non-Executive Directors are determined by the board as a whole in the absence of the director concerned and within the limits set by Cadbury’s Articles of Association. To ensure that the interests of the Non-Executive Directors are aligned with those of the shareholders, all Non-Executive Directors have chosen to utilize a percentage of their fees (between 50% and 60%) to purchase ordinary shares of Cadbury. Commencing with the payment of quarterly fees at March 31, 2002, Cadbury’s ordinary shares have been, and will continue to be, purchased within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during his or her appointment as a Non-Executive Director.

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Directors’ Compensation

     A summary of the directors’ emoluments as a group and individually, respectively, are given in the following two tables.

	2002	2001

	£000	£000
Directors’ Compensation as a group:
Fees as Directors	450	452
Salaries and other benefits	3,710	3,980
Annual Incentive Plan/BSRP	1,944	2,326
LTIP awards(a)	589	1,550
Gains made on exercise of share options	1,224	215
Payments for former Directors or their dependants:
Compensation for loss of office and other benefits(b)	701	–
Payments for accrued benefits on cessation of employment(b)	632	–
LTIP award paid in shares(a)	16	394
Pensions	26	25

The most highly compensated director was John F. Brock: £3,092,000 (2001: John F. Brock: £2,320,000).

(a)	The LTIP awards for fiscal 2002 relate to Part II of the 2000-2002 cycle which was earned in fiscal 2002.
(b)	John F. Brock resigned from the Board on December 19, 2002.

Emoluments and Compensation for Loss of Office
					Compensation	Payments
		Total			for loss	for accrued
	Basic	Annual			of office	benefits on
	Salary/	Incentives/	Cash	Other	and other	cessation of	2002	2001
	Fees	BSRP(f)	Allowances	Benefits	benefits(h)	employment(h)	Total	Total

	£000	£000	£000	£000	£000	£000	£000	£000
D.C. Bonham(a)	225	–	–	–	–	–	225	225
J.M. Sunderland	793	645	28	18	–	–	1,484	1,418
J.F. Brock(b)(g)	643	305	198	201	701	632	2,680	1,770
D.J. Kappler	451	364	28	1	–	–	844	826
R.J. Stack(g)	383	289	132	112	–	–	916	899
H.T. Stitzer(g)	450	341	137	135	–	–	1,063	1,393
Dr. W.C.G. Berndt(c)	31	–	–	–	–	–	31	–
R.S. Braddock	79	–	–	–	–	–	79	71
R.M. Carr	33	–	–	–	–	–	33	29
Dr. F.B. Humer(d)	2	–	–	–	–	–	2	41
D.A.R. Thompson	40	–	–	–	–	–	40	38
Sir John Whitehead(e)	–	–	–	–	–	–	–	11
Baroness Wilcox	40	–	–	–	–	–	40	37
Total	3,170	1,944	523	467	701	632	7,437	6,758

(a)	In addition, we contributed £23,000 in relation to office and secretarial costs for Derek C. Bonham.
(b)	John F. Brock resigned on December 19, 2002.
(c)	Dr. W.C.G. Berndt was appointed on January 16, 2002.
(d)	Dr. F.B. Humer resigned on January 17, 2002.
(e)	Sir John Whitehead retired on May 3, 2001.

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(f)	These awards cover the Annual Incentive Plan/BSRP. All the participating directors have elected to receive their awards under the Annual Incentive Plan in the form of shares under the terms of the BSRP, as described in “—Bonus Share Retention Plan”.
(g)	Allowances and benefits include housing and other expatriate allowances. These arrangements are necessary to ensure that our senior management is not penalized financially by accepting roles of an international nature which result in higher costs and taxation than could have been the case if they had remained in their home country.
(h)	We agreed to a payment of $985,000 (£655,714) to John F. Brock (equal to one year’s basic salary) as compensation for loss of office. Also included under “Compensation for loss of office and other benefits” is an amount of £45,485 for accommodation costs and legal fees paid on his behalf. Under his service contract John F. Brock was entitled to liquidated damages equal to twice his basic salary if his contract was terminated without cause or if he resigned for good reason. The Remuneration Committee considered that the payment of one year’s basic salary represented reasonable mitigation under the circumstances. See “—Service Contracts” for a description of service contracts. Following the cessation of his employment we also provided him with 161,538 shares in satisfaction of his LTIP awards under Part I of the 2000-2002 cycle, the 2001-2003 cycle and the 2002-2004 cycle. The share awards for the 2001-2003 and 2002-2004 cycles were pro-rated based on his leaving date. The value of all these shares at the mid-market price of £3.91 per share on December 30, 2002 is included under the column above entitled “Payments for accrued benefits on cessation of employment”. In accordance with the BSRP rules, following his resignation we also released to him 364,661 shares (with a value of £1,425,824 based on the mid-market price of £3.91 per share on December 30, 2002) in satisfaction of his basic and matching awards, such matching shares being calculated on a pro-rata basis up to his date of leaving, and 86,918 shares (with a value of £339,849 based on the mid-market price of £3.91 per share on December 30, 2002) in satisfaction of his LTIP awards held in trust. The BSRP shares are based on his Annual Incentive Plan awards for 1999, 2000 and 2001 and were disclosed as part of his remuneration in our report and accounts for each of those years. The LTIP awards held in trust were similarly disclosed in the report and accounts for 2000 and 2001. In addition, as described in the table entitled “Long Term Incentive Plan Interests”, John F. Brock’s award under Part II of the 2000-2002 cycle of the LTIP vested in March 2003 and he received the whole of the award immediately. John F. Brock also received a payment for his earned pension rights as noted in “—Pensions”.

Share Plans

		LTIP Award
		earned in 2002
	Gains on	(Part II of the
	exercise of	2000-2002	2002	2001
	share options	cycle)(b)	Total	Total

	£000	£000	£000	£000
J.F. Brock(a)	280	132	412	550
D.J. Kappler	501	104	605	316
R.J. Stack	88	83	171	236
H.T. Stitzer	–	94	94	187
J.M. Sunderland	355	176	531	476
Total	1,224	589	1,813	1,765

(a)	John F. Brock resigned on December 19, 2002.
(b)	All LTIP awards earned are paid as shares. 50% is paid immediately and 50% is held in trust for a period of two years, with a risk of forfeiture. The awards earned in 2002 vested in March 2003. John F. Brock received his entire award immediately.

     The table below sets forth the interests in the LTIP of the Executive Directors who served during the year at the beginning of the year, December 31, 2001, at the end of the year, December 29, 2002, (or, at the date of the director’s resignation if earlier) and changes during the year. At December 29, 2002 Executive Directors had interests in the LTIP in respect of the 1997-1999, 1998-2000 and 1999-2001 cycles and potential interests in the LTIP in respect of the 2000-2002, 2001-2003 and 2002-2004 cycles. In February 2002 the Remuneration committee approved awards which had been earned for the 1999-2001 cycle. Release of deferred awards in respect of the 1997-1999 cycle was made in March 2002. Part II of the 2000-2002 cycle vested in March 2003 as noted above. The vesting of Part I of the 2000-2002 cycle was deferred until at least 2004.

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Long Term Incentive Plan interests

	Interests as	Number of	Number of	Number of	Interests as
	at December 30,	shares awarded in	shares vested in	shares lapsed in	at December 29,
	2001(c)(h)	2002(d)	2002(e)	2002(e)	2002(f)(g)

J.F. Brock(a)	332,901	128,591	80,892	7,194	373,406
D.J. Kappler	264,011	85,581	73,587	6,544	269,461
R.J. Stack	207,269	76,371	52,269	4,648	226,723
H.T. Stitzer(b)	239,983	90,079	61,565	5,600	262,897
J.M. Sunderland	434,402	151,627	110,885	9,861	465,283

(a)	John F. Brock resigned as a director on December 19, 2002. Mr. Brock’s interests are shown as at his date of resignation rather than as at December 29, 2002.
(b)	The awards for the 1999-2001 cycle made to H. Todd Stitzer were made prior to his being appointed as a director.
(c)	Interests as at December 30, 2001 are potential interests shown at their maximum value in respect of the 1999-2001, 2000-2002 and 2001-2003 cycles.
(d)	Shares awarded in 2002 relate to the 2002-2004 cycle. The mid-market price on March 15, 2002 when these awards were made was £4.81. Qualifying conditions for these awards are as set out in “—Long Term Incentive Plan”.
(e)	Shares vested in 2002 relate to the release of the shares awarded in respect of the 1999-2001 cycle half of which will be held in trust until 2004. These awards did not vest in full and the remainder of the award lapsed as shown above. The awards were made on March 26, 1999 when the mid-market price was £4.51. The mid-market price on March 4, 2002, when the awards vested, was £4.7075. Qualifying conditions for these awards are as set out in “—Long Term Incentive Plan”.
(f)	Interests as at December 29, 2002 are potential interests shown at their maximum value in respect of Parts I and II of the 2000-2002 cycle and the 2001-2003 and 2002-2004 cycles.
(g)	The criteria under which these awards would vest in full are described in “—Long Term Incentive Plan”.
(h)	Shares deferred into trust in respect of Part II of the 1997-1999 cycle, the 1998-2000 and 1999-2001 cycles are set forth in the table entitled “Directors’ Shareholdings”.
(i)	All awards are in ordinary shares.
(j)	Qualifying conditions for the awards shown above must be fulfilled no later than December 31, 2007.

Pensions

     John M. Sunderland and David J. Kappler are members of the Cadbury Schweppes Pension Fund, or CSPF, and the Cadbury Schweppes Supplementary Pension Scheme. These are defined benefit retirement plans with a pension paid on retirement based on salary and length of service. Members contribute 5% of salary and pensionable bonus to CSPF. The target benefit is two-thirds of pensionable earnings (current basic salary and three years average of pensionable bonuses). The normal retirement age is 60.

     Robert J. Stack and H. Todd Stitzer are members of the U.S. Supplemental Executive Retirement Plan, or SERP, as well as the U.S. cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Robert J. Stack and H. Todd Stitzer may retire at age 60 without a reduction factor being applied to accrued benefits. The SERP has a ten year vesting period. The benefits of these three Executive Directors are fully vested.

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Pension/retirement Arrangements

							G
							Transfer
							value
							of
						F	the
			C	D	E	Increase	increase
			Transfer	Transfer	Increase in	in	in
		B	value	value	transfer	accrued	accrued
	A	Increase	of	of	value	pension	pension
	Accrued	in	accrued	accrued	over	during	(net of
	pension	accrued	pension	pension	the year,	the	inflation)
	at	pension	at	at	less	year	less
	29 December	during	29 December	31 December	directors’	(net of	directors’
	2002	the year	2002	2001	contributions	inflation)	contributions

	£000	£000	£000	£000	£000	£000	£000
U.K. Pension
Arrangements
D.J. Kappler	295	36	4,427	4,258	142	31	446
J.M. Sunderland	589	72	9,676	8,795	834	63	989

U.S. Pension
Arrangements
J.F. Brock(a)(b)	510	83	5,431	3,220	2,211	72	761
R.J. Stack(a)	232	30	1,729	1,368	361	25	188
H.T. Stitzer(a)	345	42	2,326	1,848	478	34	228

(a)	The pension arrangements for John F. Brock, Robert J. Stack and H. Todd Stitzer are made in U.S. dollars and converted, for the purpose of this table only, at the rate of $1.60=£1.
(b)	John F. Brock resigned as a director on December 19, 2002 and left our employment on December 29, 2002. Under the standard terms of the U.S. pension plans he is entitled to an immediate pension, calculated by applying an early retirement reduction to his accrued pension entitlement, which may in turn be taken in the form of a single capital lump sum. The actual lump sum payment is calculated by reference to long-dated U.S. Treasury bills at the time of retirement. As a result, the transfer value figures shown for him under columns C and G of the table reflect these early retirement terms and are consistent with the calculation of the lump sum that he received in March 2003. In line with the relevant disclosure requirements for directors who are currently in service, the transfer value shown for John F. Brock as at the start of the year in column D has been calculated assuming that benefits are payable from age 60. Had the same approach been followed at the end of the year, the figures shown in columns C and G would have been £4,179,000 and £586,000 respectively. The actuary of the U.S. Retirement Plans has confirmed that there has been no augmentation to the retirement benefits for John F. Brock on his leaving us.
(c)	The accrued pensions represent the amount of the deferred pension that would be payable from age 60 if the directors left service at the relevant date.
(d)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes—Transfer Values published by the Institute of Actuaries and Faculty of Actuaries.

Directors’ Interests in Ordinary Shares and Share Options

     The interests of the Directors in ordinary shares of Cadbury and options to purchase ordinary shares of Cadbury is set forth in the tables below. The Executive Directors have participated as appropriate in the Share Option Scheme 1984 for Main Board Directors and Senior Executives, in the Share Option Scheme 1986 for Senior Management Overseas, the US and Canada Stock Purchase Plan 1994 and in the Share Option Plan 1994, and each has also had the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based.

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Directors’ shareholdings

     The table below sets forth Cadbury’s directors’ ownership of ordinary shares of 12.5p each, of Cadbury.

	As at	As at
	December 31, 2001	December 29, 2002
	(or date of	(or date of
	appointment	resignation
	if later)	if earlier)

Dr. W. C. G. Berndt(a)	–	30,476
D. C. Bonham	12,000	20,652
R. S. Braddock	16,000	22,424
J. F. Brock(b)	811,290	896,038
R. M. Carr	2,000	4,634

	As at	As at
	December 31, 2001	December 29, 2002
	(or date of	(or date of
	appointment	resignation
	if later)	if earlier)

Dr. F. B. Humer(c)	2,086	2,086
D. J. Kappler	574,858	738,368
R. J. Stack	513,229	602,406
H. T. Stitzer	243,612	336,366
J. M. Sunderland	925,894	1,069,435
D. A. R. Thompson	13,639	16,884
Baroness Wilcox	8,673	10,682
	3,123,281	3,750,451

(a)	Dr. Wolfgang C. G. Berndt was appointed on January 16, 2002.
(b)	John F. Brock resigned on December 19, 2002.
(c)	Dr. F. B. Humer resigned on January 17, 2002.
(d)	Directors’ holdings of ordinary shares include shares held in trust under both the LTIP and the BSRP.

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Directors’ share options

     The following table sets forth the Executive Directors’ options to purchase ordinary shares, of 12.5p each, of Cadbury. Non-Executive Directors do not have share options.

Directors’ Share Options
Name of	As at			As at
Director And	Dec 31,			Dec 29,	Exercise
Scheme	2001	Granted	Exercised	2002	Price £	Exercisable from	Expiration Date

John F. Brock(a)
(b)	400,000	–	–	400,000	4.09	Sep 2, 2003	Sep 1, 2010
(b)	400,000	–	–	400,000	4.77	Sep 1, 2004	Aug 31, 2011
(b)	–	400,000	–	400,000	4.825	Aug 24, 2005	Aug 23, 2012
(b)	83,296	–	30,000	53,296	2.0457	Nov 2, 1997	Nov 1, 2004
(b)	90,000	–	–	90,000	2.425	Sep 28, 1998	Sep 27, 2005
(b)	130,000	–	–	130,000	2.595	Sep 28, 1999	Sep 27, 2006
(c)	72,882	–	72,882	–	2.2138	Oct 15, 1996	Oct 14, 2003
(d)	2,636	76	2,712	–	$5.685	Apr 22, 2002	May 3, 2002
(d)	2,700	–	–	2,700	$5.555	Apr 21, 2003	May 2, 2003
(d)	–	2,512	–	2,512	$5.9625	Apr 19, 2004	Apr 30, 2004

	1,181,514	402,588	105,594	1,478,508
David J. Kappler
(b)	300,000	–	–	300,000	4.09	Sep 2, 2003	Sep 1, 2010
(b)	300,000	–	–	300,000	4.77	Sep 1, 2004	Aug 31, 2011
(b)	–	300,000	–	300,000	4.825	Aug 24, 2005	Aug 23, 2012
(b)	100,000	–	100,000	–	2.425	Sep 28, 1998	Sep 27, 2005
(b)	110,000	–	110,000	–	2.595	Sep 28, 1999	Sep 27, 2006
(e)	2,974	–	2,974	–	2.018	Feb 1, 2002	July 31, 2002
(e)	2,932	–	–	2,932	2.352	Feb 1, 2003	July 31, 2003
(e)	1,010	–	–	1,010	3.414	Jan 1, 2004	June 30, 2004

	816,916	300,000	212,974	903,942
Robert J. Stack
(b)	250,000	–	–	250,000	4.09	Sep 2, 2003	Sep 1, 2010
(b)	250,000	–	–	250,000	4.77	Sep 1, 2004	Aug 31, 2011
(b)	–	250,000	–	250,000	4.825	Aug 24, 2005	Aug 23, 2012
(b)	49,978	–	–	49,978	2.0457	Nov 2, 1997	Nov 1, 2004
(b)	54,000	–	–	54,000	2.425	Sep 28, 1998	Sep 27, 2005
(b)	90,000	–	–	90,000	2.595	Sep 28, 1999	Sep 27, 2006
(d)	2,196	64	2,260	–	$5.685	Apr 22, 2002	May 3, 2002
(d)	2,248	–	–	2,248	$5.555	Apr 21, 2003	May 2, 2003
(d)	–	2,096	–	2,096	$5.9625	Apr 19, 2004	Apr 30, 2004
(f)	29,598	–	29,598	–	2.1379	Oct 14, 1995	Oct 13, 2002
(f)	49,976	–	–	49,976	2.2138	Oct 1, 1996	Sep 30, 2003

	777,996	252,160	31,858	998,298
H. Todd Stitzer
(b)	275,000	–	–	275,000	4.09	Sep 2, 2003	Sep 1, 2010
(b)	275,000	–	–	275,000	4.77	Sep 1, 2004	Aug 31, 2011
(b)	–	300,000	–	300,000	4.825	Aug 24, 2005	Aug 23, 2012

	550,000	300,000	–	850,000

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Directors’ Share Options

Name of
Director	As at			As at
And	Dec 31,			Dec 29,	Exercise
Scheme	2001	Granted	Exercised	2002	Price	Exercisable from	Expiration Date

John M.
Sunderland
(b)	500,000	–	–	500,000	4.09	Sep 2, 2003	Sep 1, 2010
(b)	500,000	–	–	500,000	4.77	Sep 1, 2004	Aug 31, 2011
(b)	–	500,000	–	500,000	4.825	Aug 24, 2005	Aug 23, 2012
(b)	135,356	–	–	135,356	2.0457	Nov 2, 1997	Nov 1, 2004
(b)	130,000	–	130,000	–	2.425	Sep 28, 1998	Sep 27, 2005
(b)	200,000	–	–	200,000	2.595	Sep 28, 1999	Sep 27, 2006
(e)	2,932	–	–	2,932	2.352	Feb 1, 2003	July 31, 2003
(e)	3,117	–	–	3,117	3.248	Feb 1, 2006	July 31, 2006

	1,471,405	500,000	130,000	1,841,405

(a)	John F. Brock resigned on December 19, 2002. His interests are shown as at his date of resignation rather than as at December 29, 2002.
(b)	Share Option Plan 1994.
(c)	Share Option Scheme 1986 for Senior Management Overseas.
(d)	US and Canada Employee Stock Purchase Plan 1994.
(e)	Savings-Related Share Option Scheme 1982.
(f)	Share Option Scheme 1984 for main Board Directors and Senior Executives.
(g)	No options lapsed during fiscal 2002.
(h)	No payment was made upon the granting of any of these options.

     Details of individual exercises of options during fiscal 2002, together with the market price of the shares and total notional gain at the date of exercise, are set forth in the following table:

Exercises of Options
	Number of		Exercise
	Options		price	Mid-market price
	exercised	Name of option plan	per share	on date of exercise	Notional gain

				£	£
J.F. Brock(a)	30,000	Share Option Plan 1994	£2.0457	5.185	94,179
	72,882	Share Option Scheme 1986	£2.2138	4.76	185,572
	2,712	US and Canada Employee	$5.685	5.3425	3,991
		Stock Purchase Plan 1994
D.J. Kappler	2,974	Savings Related Share	£2.018	4.3525	6,942
		Option Scheme 1982
	100,000	Share Option Plan 1994	£2.425	4.90	247,500
	110,000	Share Option Plan 1994	£2.595	4.90	253,550
R.J. Stack	2,260	U.S. and Canada Employee	$5.685	5.3425	3,325
		Stock Purchase Plan 1994
	29,598	Share Option Scheme 1984	£2.1379	5.1175	88,190
J.M. Sunderland	130,000	Share Option Plan 1994	£2.425	5.155	354,900

The total notional gains on exercise amounted to £1,238,149 (2001: £229,770).

(a)	John F. Brock resigned on December 19, 2002.
(b)	Exercise periods for these options are shown in the table entitled “Directors’ Share Options”.

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     The market prices of ordinary shares at December 31, 2001 and December 27, 2002, the first and last trading days in fiscal 2002, were £4.38 and £3.82, respectively. The range during fiscal 2002 was from £3.7825 to £5.3425.

     As a consequence of the establishment of the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust, or QUEST, (see note 30 to our audited annual consolidated financial statements), the Executive Directors, as potential beneficiaries, are treated as being interested in any dealings in our ordinary shares by the QUEST. During the period December 30, 2001 to September 2, 2003 the QUEST acquired a total of 6,388,302 ordinary shares of Cadbury by subscription at prices between £3.01 and £5.31 per share. Those ordinary shares were all transferred by the QUEST to individuals who had exercised options under the Savings-Related Share Option Scheme 1982. At September 15, 2003 the QUEST held no ordinary shares of Cadbury.

     At the end of fiscal 2002, the following directors had interests in the common stock, par value $0.01 per share, of Dr Pepper/Seven Up Bottling Group, Inc., which we also refer to as DPSUBG, the holding company of our American bottling operations in which Cadbury has an ultimate 40.4% interest: John F. Brock 2,500 shares; David J. Kappler 500 shares; Robert J. Stack 250 shares and H. Todd Stitzer 2,500 shares.

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There have been the following changes in the interests of directors since the end of fiscal 2002:

		Options	Shares
		(Granted)/	(Sold)/	Price of	Market
Date	Details	Exercised	Purchased	dealing	price

Dr. W. C. G. Berndt
January 2	Acquisition of shares (surrender of fees)	–	1,020	£3.92	£3.9375
March 26	Acquisition of 2,500 ADRs	–	10,000	$22.28	$22.00
April 1	Acquisition of shares (surrender of fees)	–	1,420	£ 3.375	£3.4325
July 2	Acquisition of shares (surrender of fees)	–	1,348	£3.5525	£3.53
August 5	Acquisition of 2,500 ADRs	–	10,000	$25.29	$25.14
R. S. Braddock
January 2	Acquisition of shares (surrender of fees)	–	2,352	£3.92	£3.9375
April 1	Acquisition of shares (surrender of fees)	–	2,760	£ 3.375	£3.4325
July 2	Acquisition of shares (surrender of fees)	–	2,504	£3.5525	£3.53
R. M. Carr
January 2	Acquisition of shares (surrender of fees)	–	1,028	£3.92	£3.9375
April 1	Acquisition of shares (surrender of fees)	–	1,194	£ 3.375	£3.4325
July 2	Acquisition of shares (surrender of fees)	–	1,135	£3.5525	£3.53
D. J. Kappler
February 3	Exercise of SAYE option	2,932	–	£ 2.352	£3.31
March 4	2003 LTIP award	–	27,341	£3.6575	£3.1625
March 13	BSRP award	–	74,674	£3.62	£3.2175
May 10	Grant of Executive option (Share Option Plan 1994)	(350,000)	–	£ 3.515	£ 3.515
R. J. Stack
February 19	Part disposal of LTIP shares on release	–	(11,490)	£3.25	£3.25
March 4	Part disposal of BSRP shares on release	–	(29,721)	£3.2425	£3.20
March 6	2003 LTIP award and part disposal	–	17,253	£ 3.675	£3.1625
March 13	2003 BSRP awards	–	81,209	£3.62	£3.2175
April 3	Grant of US and Canada Employee Stock
	Purchase Plan 1994 options	(2,140)	–	$18.66	$21.70
May 2	Exercise of US and Canada Employee Stock
	Purchase Plan 1994 options	2,276	–	$22.22	£ 22.60
May 10	Grant of Share Option Plan 1994 option	(350,000)	–	£ 3.515	£ 3.515
June 11	Exercise of Share Option Scheme 1984	15,000	–	£2.2138	£ 3.535
H. T. Stitzer
February 20	Sale of shares	–	(38,744)	£3.17	£3.17
March 4	2003 LTIP award and part disposal	–	19,612	£ 3.657	£3.20
March 5	Sale of shares	–	(11,287)	£3.20	£3.1475
March 13	2003 BSRP award	–	95,785	£3.62	£3.2175
May 10	Grant of Share Option Plan 1994 option	(500,000)	–	£ 3.515	£ 3.515
J. M. Sunderland
February 6	Exercise of SAYE option	2,932	–	£ 2.352	£ 3.285
March 4	LTIP award	–	46,138	£3.6575	£3.20
March 13	2003 BSRP award	–	132,303	£3.62	£3.2175
May 10	Grant of Share Option Plan 1994 option	(500,000)	–	£ 3.515	£ 3.515
D. A. R. Thompson
January 2	Acquisition of shares (surrender of fees)	–	1,266	£3.92	£3.9375
April 1	Acquisition of shares (surrender of fees)	–	1,470	£ 3.375	£3.4325
July 2	Acquisition of shares (surrender of fees)	–	1,397	£3.5525	£3.53
Baroness Wilcox
January 2	Acquisition of shares (surrender of fees)	–	758	£3.92	£3.9375
April 1	Acquisition of shares (surrender of fees)	–	1,470	£ 3.375	£3.4325
May 23	DRIP participation	–	146	£ 3.579	£ 3.575
July 2	Acquisition of shares (surrender of fees)	–	1,397	£3.5525	£3.53

	71

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     Except as described above, there have been no other changes in the interests of the directors of Cadbury since the end of fiscal 2002.

     All the interests described above are beneficial. Other than as described above, none of the directors had any interest in securities of Cadbury or the securities of any other company in the group.

     The Register of Directors’ Interests, contains full details of directors’ shareholdings and share options. This register is open to inspection at Cadbury’s registered office at 25 Berkeley Square, London, England W1J 6HB.

PRINCIPAL SECURITY HOLDERS OF
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

     As of September 15, 2003, the only beneficial owners of 3.0% or more of Cadbury’s issued and outstanding ordinary share capital were Franklin Resources, Inc. which owned 103,200,728 ordinary shares representing 5.0% of Cadbury’s outstanding ordinary shares, and Legal and General Investment Management which owned 61,686,656 ordinary shares representing 3.0% of Cadbury’s outstanding ordinary shares. On September 4, 2003, there were 30,072,892 ADRs issued and outstanding, which represented 5.8% of Cadbury’s outstanding ordinary shares.

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THE ISSUER

     Cadbury Schweppes US Finance LLC, or the Issuer, is a limited liability company organized and validly existing under the laws of the State of Delaware. Cadbury Schweppes US Finance was organized on September 9, 2003 and all $1,000 of the existing membership interests in it are outstanding and held by its sole member, Cadbury Schweppes Holdings (U.S.), a Nevada general partnership, which is an indirect wholly-owned subsidiary of Cadbury. Membership interests constitute the equity interests in a Delaware limited liability company. Cadbury Schweppes US Finance does not have any subsidiary undertakings. Cadbury Schweppes US Finance will lend the net proceeds of this offering to another subsidiary of Cadbury as described above in “Use of Proceeds.” In addition, it will guarantee all present and future indebtedness under the Subsidiary Guarantor’s £5,000 million Euro Medium-Term Note program. As of the date of this Offering Memorandum, this indebtedness was approximately £1,800 million.

     Cadbury Schweppes US Finance is recently formed and since formation has not traded and has not produced financial statements. Consequently, and as a result of its recent formation, no financial statements exist, and none have been prepared, in regard to Cadbury Schweppes US Finance.

     The following table sets out the capitalization of Cadbury Schweppes US Finance as at September 9, 2003.

Membership interests:
Membership interests(1)	$1,000
Reserves	0

$1,000

Indebtedness:
Short-term debt	0
Long-term debt	0

Total indebtedness(2)(3)	0

Total capitalization(4)	$1,000

(1)	As of September 9, 2003, Cadbury Schweppes US Finance had one issued and outstanding membership interest of $1,000.
(2)	Since September 9, 2003, total indebtedness has remained unchanged.
(3)	As at September 9, 2003, Cadbury Schweppes US Finance had no secured or unsecured debt.
(4)	There has been no other material change in the capitalization, indebtedness, contingent liabilities or guarantees of Cadbury Schweppes US Finance since September 9, 2003. Upon completion of the offering contemplated by this Offering Memorandum, Cadbury Schweppes US Finance will issue the notes and guarantee certain of the Subsidiary Guarantor’s indebtedness, as described above.

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SUBSIDIARY GUARANTOR

     Cadbury Schweppes Finance p.l.c., or the Subsidiary Guarantor, is a public limited company organized and existing under the laws of England and Wales. Cadbury Schweppes Finance p.l.c. was incorporated with limited liability on February 24, 1949 and re-registered as a public company on April 1, 1999. Cadbury Schweppes Finance p.l.c. has an authorized share capital of 48 million ordinary shares and an issued and outstanding share capital of 48 million ordinary shares. The sole shareholder of Cadbury Schweppes Finance p.l.c. is Cadbury.

     Cadbury Schweppes Finance p.l.c. has agreed to provide a full, unconditional and irrevocable guarantee of the notes. A summary of the terms and conditions of the indenture, including this guarantee, is provided in the “Description of the Notes and Guarantees”.

     Certain financial information in respect of Cadbury Schweppes Finance p.l.c. is included elsewhere in this Offering Memorandum. The following table sets out the capitalization of Cadbury Schweppes Finance p.l.c. as at June 15, 2003.

£
(in millions)
Shareholders’ Funds:
Share capital(1)	12
Reserves	(2)

10

Indebtedness:
Short-term debt	4,483
Long-term debt	1,249

Total indebtedness(2)(3)	5,732

Total capitalization(2)(3)	5,742

(1)	As of June 15, 2003, Cadbury Schweppes Finance p.l.c. had 48 million ordinary shares of 25p issued and outstanding.
(2)	As of June 15, 2003, all of the debt of Cadbury Schweppes Finance p.l.c. was unsecured.
(3)	As of September 7, 2003, total indebtedness had increased by £154 million to £5,866 million. There has been no other material change in the capitalization, indebtedness, contingent liabilities or guarantees of Cadbury Schweppes Finance p.l.c. since June 15, 2003. Upon completion of the offering contemplated by this Offering Memorandum, Cadbury Schweppes Finance p.l.c. will guarantee the notes.

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DESCRIPTION OF THE NOTES AND GUARANTEES

     The notes are to be issued under an indenture, to be dated as of September 29, 2003, as supplemented by a first supplemental indenture, to be dated as of September 29, 2003, which collectively we refer to as the indenture, among the Issuer, the Guarantor, the Subsidiary Guarantor and JPMorgan Chase Bank, as Trustee. The following summary of certain provisions of the indenture, the notes and the guarantees does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the indenture, including the definitions of certain terms contained in the indenture. Capitalized terms not defined in this section of the Offering Memorandum have meanings as set forth in the indenture. For a description of restrictions on the transfer of the notes, see “Investor Representations and Transfer Restrictions.”

General

     The indenture does not limit the aggregate principal amount of senior unsecured guaranteed debentures, notes or other evidences of indebtedness, which we collectively refer to in this Offering Memorandum as the “securities,” which may be issued under the indenture and provides that the Issuer, the Guarantor and the Subsidiary Guarantor may issue the securities from time to time in one or more Series. The guaranteed notes which the Issuer may issue under the indenture, including the notes offered pursuant to this Offering Memorandum, which we collectively refer to in this Offering Memorandum as the “senior notes.”

     The 2008 Notes and the 2013 Notes will each constitute a single Series of senior notes under the indenture. The indenture requires that certain actions by the holders of any Series (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes of such Series. Accordingly, all references in this Offering Memorandum to specified percentages in aggregate principal amount of the outstanding notes of such Series will be deemed to mean, the percentages in aggregate principal amount of the notes of such Series then Outstanding.

     The notes will be senior unsecured obligations of the Issuer, the Guarantor and the Subsidiary Guarantor and will be initially limited to an aggregate principal amount of $1,000,000,000 in the case of the 2008 Notes and $1,000,000,000 in the case of the 2013 Notes. The Issuer may “reopen” either Series of notes and issue additional notes fungible with either the 2008 Notes or the 2013 Notes. The notes of each Series will bear interest at the respective rates per annum set forth on the cover of this Offering Memorandum from the date of original issuance or from the most recent date to which interest has been paid or duly provided for, payable semi-annually on April 1 and October 1 of each year, each of which we refer to in this Offering Memorandum as an “Interest Payment Date,” commencing April 1, 2004 , to the persons in whose names the notes are registered at the close of business on the fifteenth calendar day preceding the Interest Payment Date. Interest payable at maturity will be payable to the person to whom principal will be payable on that date. Interest on the notes will be calculated on the basis of a 360-day year of twelve 30-day months. The Maturity for the 2008 Notes is October 1, 2008. The Maturity for the 2013 Notes is October 1, 2013. If any Interest Payment Date or Maturity would otherwise be a day that is not a Business Day, the related payment of principal and interest will be made on the next succeeding Business Day as if it were made on the date the payment was due, and no interest will accrue on the amounts so payable for the period from and after the Interest Payment Date or the Maturity, as the case may be, to the next succeeding Business Day. A Business Day means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York or London are authorized or obligated by law, regulation or executive order to close. The notes will not be subject to any sinking fund.

     The indenture does not contain any provision that would limit the ability of the Issuer, the Guarantor or the Subsidiary Guarantor to incur indebtedness or to substantially reduce or eliminate the Issuer’s, the Guarantor’s or the Subsidiary Guarantor’s assets or that would afford the holders of the notes protection in the event of a decline in the Issuer’s, the Guarantor’s or the Subsidiary Guarantor’s credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving the Issuer, the Guarantor or the Subsidiary

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Guarantor. In addition, subject to the limitations set forth under “ —Merger and Consolidation,” the Issuer, the Guarantor and the Subsidiary Guarantor may, in the future, enter into certain transactions, including the sale of all or substantially all of their respective assets or the merger or consolidation of the Issuer, the Guarantor or the Subsidiary Guarantor, that would increase the amount of the Issuer’s, the Guarantor’s or the Subsidiary Guarantor’s indebtedness or substantially reduce or eliminate the Issuer’s, the Guarantor’s or the Subsidiary Guarantor’s assets, which may have an adverse effect on the Issuer’s, the Guarantor’s or the Subsidiary Guarantor’s, as the case may be, ability to service its indebtedness, including the notes.

     Each book-entry note will be represented by one or more global notes in fully registered form, registered in the name of DTC or its nominee. Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See “—Form, Denomination and Registration” and “Clearance and Settlement.” Except in the limited circumstances described in this Offering Memorandum, book-entry notes will not be exchangeable for notes issued in fully registered form (“certificated notes”). See “Investor Representations and Transfer Restrictions”.

     In the event that, as a result of certain changes in law affecting United States or United Kingdom withholding taxes, the Issuer, the Guarantor or the Subsidiary Guarantor would become obliged to pay Additional Amounts, the notes will be redeemable, in whole but not in part, at the Issuer’s option at any time at 100% of their principal amount plus accrued and unpaid interest, if any. See “—Withholding Tax Redemption.”

     The notes are subject to restrictions on the resale or other transfer thereof as described under “Investor Relations and Transfer Restrictions.” In addition, book-entry notes may be transferred or exchanged only through DTC. See “—Form, Denomination and Registration” and “Clearance and Settlement.” Registration of transfer or exchange of certificated notes (if any) will be made at the office or agency, maintained by the Issuer, the Guarantor and the Subsidiary Guarantor for this purpose in the Borough of Manhattan, the City of New York, currently the head office of the Trustee at 4 New York Plaza, 15th Floor, New York, New York, 10004 or at the office of JPMorgan Chase Bank, in its capacity as paying and transfer agent, in London, at Trinity Tower, 7th Floor, 9 Thomas More Street, London E1W 1YT or in New York, at 4 New York Plaza, 15th Floor, New York, New York, 10004. Neither the Issuer nor the Trustee will charge a service charge for any registration of transfer or exchange of notes, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with the transfer or exchange (other than exchanges pursuant to the indenture not involving any transfer). The Issuer, the Guarantor and the Subsidiary Guarantor will maintain a paying and transfer agent in London for so long as any notes are listed on the London Stock Exchange.

     The Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, will make payments of principal, and premium, if any, and interest on book-entry notes through the Trustee to DTC. See “—Form, Denomination and Registration” and “Clearance and Settlement.” In the case of certificated notes, the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, will pay the principal and premium, if any, due on the Maturity in immediately available funds upon presentation and surrender by the holder of the notes at the office or agency maintained by the Issuer, the Guarantor and the Subsidiary Guarantor for this purpose at the Borough of Manhattan, the City of New York, currently the head office of the Trustee at 4 New York Plaza, 15th Floor, New York, New York, 10004. The Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, will pay interest due on the Maturity of a certificated note to the person to whom payment of the principal and premium, if any, will be made. The Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, will pay interest due on a certificated note on any Interest Payment Date other than the Maturity by check mailed to the address of the holder entitled to the payment as the address shall appear in the note register of the Issuer. Notwithstanding the foregoing, the holder of $10 million or more in aggregate principal amount of certificated notes (if any) will be entitled to receive interest payments, if any, on any Interest Payment Date other than the Maturity by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the Trustee not less than 15 calendar days prior to the Interest Payment Date. Any wire transfer instructions received by the Trustee will remain in effect until revoked by the holder. Any interest not punctually paid or duly provided for on a certificated note on any Interest Payment Date other than the Maturity

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will cease to be payable to the holder of the note as of the close of business on the related record date and may either be paid (1) to the person in whose name the certificated note is registered at the close of business on a special record date for the payment of the defaulted interest that is fixed by the Trustee, written notice of which will be given to the holders of the notes not less than 30 calendar days prior to the special record date, or (2) at any time in any other lawful manner.

     All moneys paid by the Issuer, the Guarantor or the Subsidiary Guarantor to the Trustee or any paying agent for the payment of principal of, and premium and interest on, any note which remains unclaimed for two years after the principal premium or interest is due and payable may be repaid to the Issuer and, after that payment, the holder of the note will look only to the Issuer, the Guarantor and the Subsidiary Guarantor for payment.

Ranking and Holding Company Structure

     The Guarantor is a holding company with no significant operating assets other than through its ownership of shares of its subsidiaries. The Guarantor receives substantially all of its operating income from its subsidiaries. The Subsidiary Guarantor is a special purpose finance subsidiary that is a direct, wholly owned subsidiary of the Guarantor. The Subsidiary Guarantor has no significant operating assets, as its primary assets are intra-group loans, and it receives substantially all of its operating income from group operating subsidiaries. The Issuer is a special purpose finance subsidiary that is indirectly, wholly owned by the Guarantor. The notes will be senior unsecured obligations of the Issuer ranking pari passu in right of payment with all of the Issuer’s existing and future unsecured and unsubordinated indebtedness. The guarantees of the notes will be the senior unsecured obligation of each of the Guarantor and the Subsidiary Guarantor and rank pari passu in right of payment with all of the Guarantor’s and the Subsidiary Guarantor’s existing and future unsecured indebtedness. See “—Guarantees.” As of June 15, 2003, £4,413 million of the group’s net borrowings of £4,763 million were obligations of the Subsidiary Guarantor guaranteed by Cadbury. The group’s non-debt liabilities substantially lie in the group’s operating subsidiaries and are not formally guaranteed by Cadbury. See “Risk Factors—Risks Related to the Offering—Cadbury is a holding company and it may not have access to the cash that is needed to make payment on each series of notes.”

Guarantees

     The Guarantor and the Subsidiary Guarantor will each jointly and severally irrevocably, fully and unconditionally guarantee the due and punctual payment of the principal, premium, if any, interest and any Additional Amounts on the notes when and as the same shall become due and payable, whether at maturity or otherwise. The guarantee of the notes will rank at least pari passu with all other unsecured and unsubordinated obligations of the Guarantor and the Subsidiary Guarantor (other than any obligations preferred by statute or by operation of law) from time to time outstanding.

Form, Denomination and Registration

     The notes will be issued in book-entry form in minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof.

     DTC will act as the depositary for the notes. The notes will be registered in the name of Cede & Co., which is a nominee of DTC. Fully registered global notes will be issued, in the aggregate principal amount of the issue, and will be deposited with DTC. See “Clearance and Settlement.”

     The notes sold initially within the United States, as defined in Regulation S, to QIBs in reliance on Rule 144A will be issued in the form of one or more Rule 144A global notes in fully registered form. Each Rule 144A global note will be deposited with, or on behalf of, the depositary, which initially will be DTC, and registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a Rule 144A global note directly

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through the DTC if they are participants in DTC’s book-entry system or indirectly through organizations which are participants in such system. See “Clearance and Settlement.” The Rule 144A global notes will be subject to restrictions on transfer and will bear legends to that effect as described under “Investor Representations and Transfer Restrictions.”

     The notes sold to non-U.S. persons outside the United States in reliance on Regulation S will be issued in the form of one or more Regulation S global notes in fully registered form. Each Regulation S global note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Regulation S global notes will be subject to restrictions on transfer as described under “Investor Representations and Transfer Restrictions.” Prior to the expiration of the 40-day “distribution compliance period,” as defined in Regulation S, any transfer of beneficial interests in the Regulation S global notes to U.S. persons will not be permitted unless the transfer is made pursuant to Rule 144A to a QIB taking delivery of the notes in the form of an interest in a global note.

     The Regulation S global notes and the Rule 144A global notes are collectively referred to in this Offering Memorandum as the “global notes.”

     So long as DTC, or its nominee is the registered owner of a global note, DTC or its nominee, as the case may be, will be the sole holder of the notes represented by the global note for all purposes under the indenture. Except as otherwise provided in this section, the beneficial owners of the global notes representing the notes will not be entitled to receive physical delivery of certificated notes and will not be considered the holders of the notes for any purpose under the indenture, and no global note representing the book-entry notes will be exchangeable or transferable. Accordingly, each beneficial owner must rely on DTC’s procedures. and, if the beneficial owner is not a participant in DTC, then the beneficial owner must rely on the procedures of the participant through which the beneficial owner owns its interest in order to exercise any rights of a holder under the global notes or the indenture. See “Clearance and Settlement.” Furthermore, transfers of all notes, including book-entry notes, are subject to the restrictions on the resale and other transfer thereof described under “Investor Representations and Transfer Restrictions.” The laws of some jurisdictions may require that certain purchasers of notes take physical delivery of the notes in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a global note representing the notes.

     The global notes representing the notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if DTC notifies the Issuer that it is unwilling or unable to continue as the depositary for the global notes, DTC ceases to be a clearing agency registered under the Exchange Act, the Issuer in its sole discretion determines that the global notes shall be exchangeable for certificated notes or there shall have occurred and be continuing an Event of Default under the indenture with respect to the notes; provided that until expiration of the 40-day distribution compliance period interests in the Regulation S global notes will not be exchangeable for certificated notes without receipt of certification of non-U.S. beneficial ownership as described above.

     Upon any exchange, the certificated notes shall be registered in the names of the beneficial owners of the global notes representing the notes, which names shall be provided by DTC’s relevant participants (as identified by DTC) to the Trustee.

     Cross-Market Transfers. Subject to compliance with the transfer restrictions described below under “Investor Representations and Transfer Restrictions,” and the certification and other requirements set forth in the indenture, any cross-market transfer between a holder of a beneficial interest in a Rule 144A global note, on the one hand, and a holder of a beneficial interest in a Regulation S global note, on the other hand, will be effected in DTC’s book-entry system on behalf of Euroclear or Clearstream Banking in accordance with the rules of DTC. However, these cross-market transfers will require delivery of instructions to Euroclear or Clearstream Banking, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Banking, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement

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on its behalf by delivering or receiving the beneficial interests in the applicable global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Participants in Euroclear or Clearstream Banking may not deliver instructions directly to the depositaries for Euroclear or Clearstream Banking, as the case may be.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Banking participant purchasing a beneficial interest in a global note from a depositary participant will be credited during the securities settlement processing day, which must be a business day for Euroclear or Clearstream Banking, as applicable, immediately following the depositary’s settlement date. Credit of a transfer of a beneficial interest in a global note settled during that processing day will be reported to the applicable Euroclear or Clearstream Banking participant, on that day. Cash received in Euroclear or Clearstream Banking as a result of a transfer of a beneficial interest in a global note by or through a Euroclear or Clearstream Banking participant to a depositary participant will be received with value on the depositary’s settlement date but will be available in the applicable Euroclear or Clearstream Banking cash account only as of the business day following settlement in the depositary.

     Any beneficial interest in a global note that is transferred for a beneficial interest in another global note will, upon transfer, cease to be an interest in the original global note and will become an interest in the other global note and, accordingly, will be subject to all transfer restrictions and other procedures applicable to beneficial interests in the other global note for as long as it remains a beneficial interest in that global note.

     Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s record. The ownership interest of each beneficial owner, which is the actual purchaser of each note, represented by global notes, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing the notes will not receive certificated notes representing their ownership interests therein, except in the limited circumstances described above.

     To facilitate subsequent transfers, all global notes representing the notes which are deposited with, or on behalf of, DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of global notes with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes representing the notes; DTC’s records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedure, DTC mails an omnibus proxy to the Issuer as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

     Principal, premium, if any, and/or interest payments on the global notes representing the notes will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the applicable payment date in

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accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participant and not of DTC, the Trustee, the Issuer or the Guarantor, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest to DTC is the responsibility of the Issuer, the Trustee or the Guarantor, as the case may be, disbursement of the payments to direct participants will be the responsibility of DTC, and disbursement of the payments to the beneficial owners will be the responsibility of direct and indirect participants.

     DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to the Issuer or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered.

     Although DTC, Euroclear and Clearstream Banking have agreed to the procedures described above in order to facilitate transfers of interests in the global notes among participants of DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the Trustee, the Issuer nor the Guarantor will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     The Issuer may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, certificated notes will be printed and delivered.

     Trading. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC’s rules and operating procedures, while transfers between participants in Euroclear and Clearstream Banking will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     The information in this subsection “—Form, Denomination and Registration” concerning DTC, Euroclear and Clearstream Banking and their respective book-entry systems has been obtained from DTC, Euroclear and Clearstream Banking but the Issuer and the Guarantor take responsibility solely for the accuracy of its extraction of this information.

     In order to ensure the availability of Rule 144(k) under the Securities Act, the indenture will provide that all notes which are purchased or otherwise acquired by the Issuer, the Guarantor, the Subsidiary Guarantor or any of their subsidiaries or “affiliates,” as defined in Rule 144 under the Securities Act, may not be resold or otherwise transferred and will be delivered to the Trustee for cancellation.

Certain Covenants

Limitation on Liens

     The indenture provides that each of the Guarantor, the Subsidiary Guarantor, and the Issuer will not, and the Guarantor will not permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee any Indebtedness for money borrowed (“debt”) secured by a mortgage, security interest, pledge, lien or other encumbrance (each, a “Mortgage”) on any Principal Property (as defined below) or upon any shares of stock or Indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or Indebtedness are now owned or hereafter acquired) without in any such case effectively providing concurrently with the issuance, assumption or guarantee of any debt that the notes and the guarantees, as the case may be, shall be secured equally and ratably with (or prior to) the debt. These restrictions, however, shall not apply to debt secured by (and there shall be excluded from debt in any computation under this limitation):

(i)	Mortgages on property, shares of stock or Indebtedness of any corporation, which Mortgages are existing at the time such corporation becomes a Restricted Subsidiary;

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(ii)	Mortgages on property, which Mortgages are existing at the time of the acquisition of such property, and certain Mortgages on property to finance the acquisition thereof;

(iii)	Mortgages on property to secure debt incurred to finance all or part of the cost of construction, alteration, or repair of, improvements to, all or any part of such property;

(iv)	Mortgages securing debt owing to any guarantor or any Restricted Subsidiary by any Restricted Subsidiary or any guarantor;

(v)	Mortgages securing bank debt incurred in the ordinary course of business in an amount not to exceed $5 million and certain statutory or other Mortgages incurred in the ordinary course of business or imposed by law;

(vi)	Mortgages on property in favor of the United Kingdom or the United States or any political subdivision thereof, or any department, agency or other instrumentality of any thereof, to secure partial, progress, advance or other payments pursuant to the provisions of any contract or statute;

(vii)	Mortgages existing at the date of the execution of the indenture;(viii) Mortgages on property, shares of stock or Indebtedness of a corporation existing at the time such corporation is merged into or consolidated or amalgamated with the Guarantor, the Issuer, the Subsidiary Guarantor or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Guarantor, the Issuer, the Subsidiary Guarantor or a Restricted Subsidiary;

(ix)	Mortgages on property incurred or assumed in connection with the issuance of revenue bonds, the interest on which is exempt from United States Federal income taxation pursuant to Section 103 of the United States Internal Revenue Code, as amended from time to time;

(x)	extensions, renewals or replacements (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) through (ix) inclusive; and

(xi)	Mortgages securing Indebtedness of the Issuer or any Subsidiary of the Guarantor and not excepted in the foregoing clauses (i) through (x) inclusive so long as such Indebtedness, plus the aggregate principal amount of all such Indebtedness then outstanding, does not exceed an amount equal to 10% of the Guarantor’s total Capital Employed.

Limitations on Sales and Leasebacks

     The indenture provides that each of the Issuer, the Guarantor and the Subsidiary Guarantor will not, and the Guarantor will not permit any Restricted Subsidiary to, enter into any transaction with any Person for the leasing by the Issuer, the Guarantor, the Subsidiary Guarantor or a Restricted Subsidiary of any Principal Property, the acquisition or the completion of construction and commencement of full operation, whichever is later, of which has occurred more than 120 days prior thereto, which Principal Property has been or is to be sold or transferred by the Issuer, the Guarantor, the Subsidiary Guarantor or such Restricted Subsidiary to that Person in contemplation of such leasing. This covenant shall not apply to any sale and leaseback transaction if:

(i)	the lease in such sale and leaseback transaction is for a term of not more than three years;

(ii)	the Issuer, the Guarantor, the Subsidiary Guarantor or the relevant Restricted Subsidiary, as the case may be, shall apply or cause to be applied an amount in cash equal to the greater of the net proceeds of such sale or transfer or the fair value (as determined by the Board of Directors of the Guarantor of such Principal Property) to the retirement (other than any mandatory retirement or by way of payment at maturity), within 120 days of the effective date of any such arrangement, of debt of the Issuer, the Guarantor, the Subsidiary Guarantor or Restricted Subsidiaries (other than debt owed to any Subsidiary), which by its terms matures more than 12 months after the date of the creation of such debt, or shall apply such proceeds to investment in other Principal Properties within a period not exceeding 12 months prior or subsequent to any such arrangement;

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(iii)	such sale and leaseback transaction is entered into between any guarantor and a Restricted Subsidiary or between Restricted Subsidiaries or between guarantors; or

(iv)	the Issuer, the Guarantor, the Subsidiary Guarantor or a Restricted Subsidiary would be entitled to incur a Mortgage on such Principal Property pursuant to clauses (i) through (xi) inclusive described under “Limitation on Liens” above, securing debt without equally and ratably securing the guarantees.

Additional Amounts

     If any deduction or withholding for any present or future taxes, assessments or other governmental charges of the United Kingdom or the United States, including any political subdivision or taxing authority of or in any such jurisdiction (respectively, a “United Kingdom Tax” or a “United States Tax”) shall at any time be required in respect of any amounts to be paid by the Issuer, the Guarantor or the Subsidiary Guarantor pursuant to the terms of the notes, the Issuer, the Guarantor or the Subsidiary Guarantor will pay as additional interest to the holder of a note such additional amounts (“Additional Amounts”) as may be necessary in order that the net amounts paid to such holder pursuant to the terms of the note or the guarantee, after such deduction or withholding, shall be not less than such amounts as would have been received by the holder had no such withholding or deduction been required; provided, however, that (a) amounts with respect to United Kingdom Tax shall be payable only to holders that are not resident in the United Kingdom for purposes of its tax, and (b) amounts with respect to United States Tax shall be payable only to a holder that is, for United States tax purposes, a nonresident alien individual, a foreign corporation, or an estate or trust not subject to tax on a net income basis with respect to income on the notes (a “United States Alien”), and provided further, that neither the Issuer, the Guarantor nor the Subsidiary Guarantor shall be required to make any payment of Additional Amounts for or on account of:

(a)	any tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United Kingdom or the United States (in the case of a United Kingdom Tax or a United States Tax, respectively), or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or there having been present or engaged in trade or business therein or having or having had a permanent establishment therein;

(b)	any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

(c)	any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal, premium, if any or any interest on, the notes;

(d)	with respect to any United States Tax, any such tax imposed by reason of the holder’s past or present status as a personal holding company, foreign personal holding company or foreign private foundation or similar tax-exempt organization with respect to the United States or as a corporation which accumulates earnings to avoid United States Federal income tax;

(e)	with respect to any United States Tax, any such Tax imposed by reason of such holder’s past or present status as (i) the actual or constructive owner of 10% or more of the total combined voting power of all equity interests of Cadbury Schweppes Holdings (U.S.) or any of its subsidiaries, the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, or (ii) a controlled foreign corporation that is related to Cadbury Schweppes Holdings (U.S.) or any of its subsidiaries, the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, through equity ownership.

(f)	any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal, premium, if any, or any interest on, any note, if such payment can be made without such withholding by any other paying agent;

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(g)	any tax, assessment or other governmental charge which would not have been imposed or withheld if such holder had made a declaration of nonresidence or other similar claim for exemption or present any applicable form or certificate, upon the making or presentation of which that holder would either have been able to avoid such tax, assessment or charge or to obtain a refund of such tax, assessment or charge, including, with respect to any United States Tax, certification or documentation to the effect that such holder or beneficial owner is a United States Alien and lacks other connections with the United States;

(h)	any tax, assessment or other governmental charge which would not have been imposed but for the presentation of a note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

(i)	any tax, assessment or other governmental charge arising in relation to a note which has been refunded by any tax authority to a holder in accordance with the terms of an applicable double taxation treaty;

(j)	any withholding or deduction where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, European Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26 and 27, 2000; or

(k)	any combination of items (a), (b), (c), (d), (e), (f), (g), (h), (i) and (j) above;

nor shall Additional Amounts be paid with respect to any payment of the principal of, premium, if any, or any interest on any note to any such holder who is a fiduciary or a partnership or a beneficial owner who is other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to such Additional Amounts had it been the holder of the note.

Withholding Tax Redemption

     The Issuer may redeem any Series of notes in whole but not in part at any time on giving not less than 30 nor more than 60 days’ notice of such redemption, at a redemption price equal to the principal amount plus accrued interest, if any, to the date fixed for redemption, if,

(i)	the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, of such Series of notes determines that, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of the United Kingdom or the United States (or of any political subdivision or taxing authority of or in any such jurisdiction), or any change in the application or official interpretation of such laws, regulations or rulings, or any change in the application or official interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which any such jurisdiction is a party, which change, execution or amendment becomes effective on or after the issue date of the notes of such Series,

	(a)	the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, would be required to pay Additional Amounts (as described under “—Additional Amounts” above) with respect to such Series of notes on the next succeeding Interest Payment Date and the payment of such Additional Amounts cannot be avoided by the use of reasonable measures available to the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, or

	(b)	United Kingdom withholding tax has been or would be required to be withheld with respect to interest income received or receivable by the Issuer directly from the Guarantor or the Subsidiary Guarantor and such withholding tax obligation cannot be avoided by the use of reasonable measures available to the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, or

(ii)	the Issuer, the Guarantor or the Subsidiary Guarantor determines, based upon an opinion of independent counsel of recognized standing to the Issuer, the Guarantor or the Subsidiary

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Guarantor, as the case may be, that, as a result of any action taken by any legislative body of, taxing authority of, or any action brought in a court of competent jurisdiction, in the United Kingdom or the United States (or of any political subdivision or taxing authority of or in any such jurisdiction) (whether or not such action was taken or brought with respect to the Issuer, the Guarantor or the Subsidiary Guarantor), which action is taken or brought on or after the issue date or such other date specified in the notes of such Series, there is a substantial probability that the circumstances described in clause (i)(a) or (i)(b) would exist; provided, however, that no such notice of redemption may be give earlier than 90 days prior to the earliest date on which the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, would be obligated to pay such Additional Amounts.

     The Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, will also pay to each holder, or make available for payment to each such holder, on the redemption date any Additional Amounts (other than Additional Amounts described in Sections (a) through (k) set forth in “—Additional Amounts”) resulting from the payment of such redemption price.

     Prior to the publication of any notice of redemption pursuant to this provision, the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, shall deliver to the Trustee (i) a certificate signed by a duly authorized officer of the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, stating that the Issuer is entitled to effect a redemption described in clause (i) of the preceding paragraph and setting forth a statement of facts showing that the conditions precedent of the right so to redeem have occurred or (ii) an opinion of independent legal counsel of recognized standing to the effect that the conditions specified in clause (ii) of the preceding paragraph have been satisfied. Such notice, once delivered to the Trustee, will be irrevocable.

Optional Redemption

     The Issuer also may redeem some or all of the 2008 Notes or 2013 Notes at any time or from time to time, at its option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes of such series redeemed, or

•	the sum of the present values of the remaining principal and interest on the notes of such series being redeemed not including any portion of such payment of interest accrued on the date of redemption, from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis at the treasury rate plus 20 basis points, in the case of the 2008 Notes, and 25 basis points in the case of the 2013 Notes, plus any accrued and unpaid interest to (but excluding) the date of redemption and Additional Amounts, if any.

     Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to the trustee and, in accordance with the procedures described below under “—Notices,” to each registered holder of notes to be redeemed. So long as the notes are listed on the London Stock Exchange and the rules of such stock exchange so require, notice of any redemption will be published in a newspaper having a general circulation in London, as described under “—Notices,” below.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes called for redemption.

Merger and Consolidation

     The Issuer, the Guarantor and the Subsidiary Guarantor may, without the consent of the holders of the notes, consolidate or amalgamate with, merge into any other corporation or company or convey, transfer or lease its properties and assets substantially as an entirety to, any other corporation or company if:

(i)	in the case of the Issuer, the successor corporation or company is organized under the laws of a state of the United States and the successor corporation or company assumes the obligations of the Issuer on the notes and under the indenture;

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(ii)	in the case of the Guarantor, the successor corporation or company is organized under the laws of the United Kingdom and assumes the obligations of the Guarantor on its Guarantee under the indenture and agrees to make payments under its guarantee free of any deduction or withholding for or on account of taxes, levies, imposts and charges of the United Kingdom (or any political subdivision or taxing authority therein), subject to certain exceptions;

(iii)	in the case of the Subsidiary Guarantor, the successor corporation or company is organized under the laws of the United Kingdom and assumes the obligations of the Subsidiary Guarantor on its Guarantee under the indenture and agrees to make payments under its guarantee free of any deduction or withholding for or on account of taxes, levies, imposts and charges of the United Kingdom (or any political subdivision or taxing authority therein), subject to certain exceptions;

(iv)	immediately after giving effect thereto, no Event of Default, and no event which, after giving of notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and

(v)	certain other conditions are met.

Events of Default

     The following are defined as Events of Default with respect to either Series of notes outstanding under the indenture:

(a)	failure to pay at maturity the principal of, or premium, if any, on any note of such Series outstanding under the indenture;

(b)	failure to pay any interest or any Additional Amount on any note of such Series outstanding under the indenture when due, continued for 30 days;

(c)	the default by the Issuer, the Guarantor or the Subsidiary Guarantor in the performance or observance of any of its other obligations set out in the notes, the indenture or the Guarantees, which default is not remedied within 30 days after notice of such default shall have been given to the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be;

(d)	Capital Markets Indebtedness of the Issuer, the Guarantor or the Subsidiary Guarantor in the aggregate amount of £25,000,000 or more (or its equivalent in any other currency) shall be declared due and payable prior to the stated maturity thereof or any lender enforces any security therefor or the Issuer, the Guarantor or the Subsidiary Guarantor defaults (after whichever is the longer of any originally applicable grace period and 30 days after the due date) in the repayment of any such Capital Markets Indebtedness at the maturity thereof or any guarantee or indemnity given by the Issuer, the Guarantor or the Subsidiary Guarantor in respect of any Capital Markets Indebtedness of any third party in the aggregate amount of £25,000,000 or more (or its equivalent in any other currency) shall not be honored (after whichever is the longer of any originally applicable grace period and 30 days after the due date) when due and called upon.

(e)	filing by the Issuer, the Guarantor or the Subsidiary Guarantor for bankruptcy or the occurrence of certain other events in bankruptcy, insolvency or reorganization occur;

(f)	either of the guarantees cease for any reason or are claimed by the Guarantor or the Subsidiary Guarantor not to be in full force and effect; and

(g)	the Guarantor ceases or threatens to cease to carry on the whole or substantially the whole of its business.

     “Capital Markets Indebtedness” means any loan or other indebtedness of any Person which is in the form of or represented by any bonds, notes, depositary receipts or other securities for the time being quoted or listed, with the agreement of such Person, on any stock exchange.

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     If an Event of Default shall occur and be continuing, the Trustee in its discretion may proceed to protect and enforce its rights and those of the holders of such Series of notes. If an Event of Default shall occur and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes of such Series may accelerate the maturity of all such outstanding notes of such Series by written notice. The holders of not less than a majority in aggregate principal amount of outstanding notes of such Series under the indenture may waive any past default under the indenture, except, among other things, a default in the payment of principal, premium, if any, or interest, if any. The holders of not less than a majority in aggregate principal amount of any series of notes may rescind a declaration of acceleration of notes of such Series but only if all Events of Default have been remedied and all payments due (other than those due as a result of acceleration) have been made. Since each Series of notes will be independent of each other Series, a default with respect to one Series of notes will not in itself necessarily result in the acceleration of the maturity of a different Series of notes.

     The Issuer, the Guarantor and the Subsidiary Guarantor are required to furnish to the Trustee annually a statement as to performance or fulfillment of covenants, agreements or conditions in the indenture or a statement as to the nature of any default.

Modification and Waiver

     Modification and amendments of the indenture may be made by the Issuer, the Guarantor, the Subsidiary Guarantor and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes of each Series affected thereby; provided, however, that no modification or amendment may, without the consent of the holder of each note affected thereby:

(1)	change the stated maturity of the principal of, or any premium or installment of interest on, or any Additional Amounts with respect to, any note;

(2)	reduce the principal amount of, or the rate of interest on, or any Additional Amounts with respect to, or any premium payable upon the redemption of, any note;

(3)	change the redemption provisions of any note;

(4)	change the place of payment or the coin or currency in which the principal of, any premium or interest on or any Additional Amounts with respect to any note is payable;

(5)	modify in any manner adverse to you, Cadbury’s or the Subsidiary Guarantor’s obligations that relate to payment of principal, premium, interest or any Additional Amounts with respect to, any note;

(6)	impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any note (or, in the case of redemption, on or after the redemption date);

(7)	reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required in order to take certain actions;

(8)	modify any of the provisions in the indenture regarding the waiver of past defaults and the waiver of certain covenants by the holders of notes except to increase any percentage vote required or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

(9)	modify any of the provisions set forth in clauses (1) to (8) above.

     Under the indenture, the Issuer, the Guarantor and the Subsidiary Guarantor are each required to furnish the Trustee annually a statement as to performance of the Issuer, the Guarantor and the Subsidiary Guarantor of certain of its obligations under the indenture and as to any default in the performance. The Issuer, the Guarantor and the Subsidiary Guarantor are also required to deliver to the Trustee, within 30 days after becoming aware thereof, written notice of any Event of Default or any event which after notice or lapse of time or both would constitute an Event of Default.

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     The indenture contains provisions permitting the Issuer, the Guarantor, the Subsidiary Guarantor and the Trustee, without the consent of any holder of notes, to enter into a supplemental indenture, among other things, for purposes of curing any ambiguity or correcting or supplementing any provisions contained in the indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the indenture or any supplemental indenture as the Board of Directors of the Issuer, the Board of Directors of the Guarantor and the Board of Directors of the Subsidiary Guarantor deem necessary or desirable and which does not adversely affect the interests of the holders of notes in any material respect.

Notices

     All notices regarding the notes shall be valid if that notice is given to holders of notes in writing and mailed to each holder of notes, and, for so long as the notes are listed on the London Stock Exchange, if published in a leading daily newspaper of general circulation in London.

Certain Definitions

The following are certain of the terms defined in the indenture:

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Board of Directors of the Guarantor” means the Board of Directors of the Guarantor or the Executive Committee thereof, if duly authorized by the Board of Directors of the Guarantor.

“Board of Directors of the Issuer” means the Board of Managers of the Issuer.

“Board of Directors of the Subsidiary Guarantor” means the Board of Directors of the Subsidiary Guarantor or the Executive Committee thereof, if duly authorized by the Board of Directors of the Subsidiary Guarantor.

“Capital Employed” means the total capital employed as shown on our consolidated balance sheet as published in the most recent Annual Report and Accounts of Cadbury Schweppes public limited company (as defined in the indenture).

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act.

“Indebtedness” of any Person means:

(1)	any indebtedness of such Person (i) for borrowed money or (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities;

(2)	any guarantee by such Person of any indebtedness of others described in the preceding clause (1); and

(3)	any amendment, renewal, extension or refunding of any such indebtedness or guarantee.

“Principal Property” means any manufacturing or processing plant or warehouse located in the United States or the United Kingdom, owned or leased by the Guarantor or any Restricted Subsidiary, other than (i) any such property which, in the opinion of the Board of Directors of the Guarantor, is not of material importance to the total business conducted by the Guarantor and its Subsidiaries and associated companies, or (ii) any portion of such property which, in the opinion of the Board of Directors of the Guarantor is not of material importance to the use or operation of such property.

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“Person” means any individual, corporation, partnership, limited liability company, association, joint-stock company, trust or any other entity or organization, including a government or political subdivision or any agency or political subdivision thereof.

“Restricted Subsidiary” means any Subsidiary (i) substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States or the United Kingdom, and (ii) which owns or leases a Principal Property.

“Subsidiary” means one of the Guarantor’s subsidiaries within the meaning of section 736 of the United Kingdom Companies Act of 1985, as amended from time to time, and any orders or regulations made under section 736.

Defeasance and Discharge

     The indenture provides that the Issuer, the Guarantor and the Subsidiary Guarantor at the option of the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be:

(a)	will be discharged from any and all obligations in respect of any Series of notes and the guarantees relating to such Series (except for certain obligations to register the transfer or exchange of notes of such Series, replace stolen, lost or mutilated notes of such Series and maintain paying agencies), or
(b)	need not comply with certain restrictive covenants of the indenture (including those described under “Limitation on Liens” and “Limitations on Sales and Leasebacks” above),

if in each case, the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, irrevocably deposits with the Trustee, in trust, money and/or U.S. government obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount in cash sufficient to pay all the principal of, and any premium and interest on, the notes of such Series not later than one day before the dates such payments are due in accordance with the terms of the notes of such Series.

     In the case of a discharge pursuant to clause (a) above, the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be, is required to deliver to the Trustee either an opinion of counsel to the effect that the holders of the notes of such Series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and related defeasance and will be subject to United States Federal income tax in the same manner and at the same times as would have been the case if such deposit and related defeasance had not been exercised or a ruling to such effect received from or published by the United States Internal Revenue Service.

     In the event the Issuer, the Guarantor or the Subsidiary Guarantor exercises its option pursuant to clause (b) above, the Issuer or the Guarantor, as the case may be, will deliver to the Trustee an opinion of counsel to the effect that the holders of the notes of such Series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such deposit and related defeasance and will be subject to United States Federal income tax in the same manner and at the same times as would have been the case if such deposit and related defeasance had not been exercised.

     If the Trustee or paying agent is unable to apply any money and/or U.S. government obligations deposited in trust by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority located within the United States and having jurisdiction in the premises, enjoining, restraining or otherwise prohibiting such application (including any such order or judgment requiring the payment of money and/or U.S. government obligations to the Issuer, the Guarantor or the Subsidiary Guarantor, as the case may be), the obligations of the Issuer, the Guarantor or the Subsidiary Guarantor under the indenture, the notes of such Series and the guarantee relating to such notes will be revived and reinstated as though no such deposit had occurred, until such time as the Trustee or paying agent is permitted to apply all such money and/or U.S.

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government obligations to payments of the principal of or any premium and interest on the notes of such Series. If the Issuer, the Guarantor or the Subsidiary Guarantor makes any payment of principal of or any premium or interest on any notes of such Series because of any such reinstatement of obligations, the Issuer, the Guarantor or the Subsidiary Guarantor will be subrogated to the rights of the holders of the notes of such Series to receive such payment from the money and/or U.S. government obligations held by the Trustee.

Governing Law

     The indenture, the notes and the guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Submission to Jurisdiction; Agent for Service of Process

     Each of the Trustee, the Issuer, the Guarantor and the Subsidiary Guarantor irrevocably consents to submit to the jurisdiction of any federal or New York state court in the Borough of Manhattan, The City of New York, for purposes of all legal actions and proceedings instituted in connection with the notes, the indenture or the guarantees. Each of the Guarantor and the Subsidiary Guarantor has appointed CT Corporation System as its authorized agent upon which service of process may be served in any such action.

Regarding the Trustee

     The Trustee is a New York corporation which, among other things, administers a corporate trust business with its head office at 4 New York Plaza, 15th Floor, New York, New York 10004. The Trustee is permitted to engage in other transactions with the Issuer, the Guarantor and the Subsidiary Guarantor and their subsidiaries from time to time; provided that if the Trustee acquires any conflicting interest it must eliminate the conflict upon the occurrence of an Event of Default, or else resign.

     Affiliates of the Trustee are lenders, and provide investment banking services, to Cadbury.

     The Issuer, the Guarantor or the Subsidiary Guarantor may at any time remove the Trustee at its office or agency in New York City designated for the foregoing purposes and may from time to time rescind such designations.

No Personal Liability of Shareholders, Officers, Directors, or Employees

     The indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Issuer, the Guarantor or the Subsidiary Guarantor in such indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any shareholder, officer, director, employee or controlling person of the Issuer, the Guarantor or the Subsidiary Guarantor or of any successor thereof.

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CLEARANCE AND SETTLEMENT

The Clearing Systems

     The principal clearing systems we will use are the book-entry systems operated by DTC, Clearstream, Luxembourg and Euroclear. These systems have established electronic securities and payment, transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

     Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. These procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

     The policies of DTC, Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchanges and other matters relating to the investor’s interest in securities held by them. We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear. We also do not supervise these systems in any way.

     DTC, Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they use not obligated to perform these procedures and may modify them or discontinue them at any time.

     The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

DTC

     DTC has advised us as follows:

•	DTC is

	•	a limited-purpose trust company organized under the laws of the State of New York, which is a wholly-owned subsidiary of Depository Trust and Clearing Company, owned in turn by the principal users of DTC, consisting primarily of banks, broker-dealers and other financial institutions, including the initial purchasers of the notes,

	•	a member of the Federal Reserve System,

	•	a “clearing corporation” within the meaning of the Uniform Commercial Code, and

	•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, in deposited securities between its participants through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

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•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg

     Clearstream, Luxembourg has advised us as follows:

•	Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg is owned by Deutsche Börse AG. The shareholders of Deutsche Börse AG are banks, securities dealers and financial institutions.

•	Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.

•	Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities, lending and borrowing of securities and collateral management. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

•	Clearstream, Luxembourg’s customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

•	Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

•	Clearstream, Luxembourg is an indirect participant in DTC.

•	Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

•	Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Euroclear

     Euroclear has advised us as follows:

•	Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financiire) and the National Bank of Belgium (Banque Nationale de Belgique). The Euroclear system is owned by Euroclear Clearance System Public Limited Company (ECS plc) and operated through a license agreement by Euroclear.

•	Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law. These terms and conditions and operating procedures govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. Euroclear acts under these terms and conditions and operating procedures only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear accounts.

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•	Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.

•	Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.

•	Euroclear customers include banks, central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries.

•	Euroclear is an indirect participant in DTC.

•	Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

Primary Distribution

     DTC has advised us that, pursuant to procedures established by it:

•	upon deposit of the global notes, DTC will credit the accounts of direct participants in DTC designated by the initial purchasers with portions of the principal amount of the global notes,

•	ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be affected only through, records maintained by DTC (with respect to its participants) or by the participants and the indirect participants in DTC (with respect to other owners of beneficial interest in the global notes), and

•	beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction.

     Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream, Luxembourg) which are participants in such system. Euroclear and Clearstream, Luxembourg will indirectly hold interests in the global notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories. All interests in a global note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

     The notes will have the following identification numbers:

	CUSIP No.	ISIN

2008 Notes:
Rule 144A global registered note(s)	127210AA0	US127210AA05
Regulation S global registered note(s)	U12283AA2	USU12283AA20
2013 Notes:
Rule 144A global registered note(s)	127210AB8	US127210AB87
Regulation S global registered note(s)	U12283AB0	USU12283AB03

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Secondary Market

     Transfers involving exchanges of beneficial interests between the Regulation S global notes and the Rule 144A global notes will be effected in DTC by means of an instruction originated by the trustee through the DTC Deposit/Withdrawal Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of a Regulation S global note and a corresponding increase in the principal amount of a Rule 144A global note or vice versa, as applicable. Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in the other global note will, upon transfer, cease to be an interest in such global note and will become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures that maybe applicable to beneficial interests in such other global note for so long as it remains such an interest. See “Investor Representations and Transfer Restrictions”.

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TAX CONSIDERATIONS

United States Taxation

     The following summary of the principal U.S. federal income tax consequences of ownership of the notes deals only with Initial Purchasers of the notes who hold them as capital assets, and not with special classes of holders, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market;

•	banks;

•	tax-exempt organizations;

•	life insurance companies;

•	persons that hold notes that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction; or

•	persons (other than United States Alien Holders, as defined below) whose functional currency is not the U.S. dollar.

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

     PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE CONSEQUENCES, IN THEIR PARTICULAR CIRCUMSTANCES, UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION, OF THE OWNERSHIP OF THE NOTES.

United States Holders

     This subsection describes the tax consequences to a United States Holder. You are a United States Holder if you are a beneficial owner of a note who is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership.

     Payments of Interest

     Interest on a note will be taxable to you as ordinary income at the time you receive it or when it accrues, in accordance with your regular method of accounting for tax purposes.

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     Sale, Exchange or Redemption of the Notes

     You will generally recognize gain or loss on the sale, exchange or redemption of your note equal to the difference between the amount you realize on the sale, exchange or redemption and your tax basis in your note. For this purpose, the amount realized does not include any amount attributable to accrued but unpaid interest. Amounts attributable to accrued interest will be treated as interest as described under “Payments of Interest” above. Gain or loss you recognize on the sale, exchange or redemption of your note will be capital gain or loss and will be long-term capital gain or loss if you held the note for more than one year.

     As a result of the recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 (referred to here as the 2003 Tax Act), capital gain of a noncorporate United States Holder is generally taxed at a maximum rate of 15% where the property is held more than one year. This long-term capital gains rate, which reflects a reduction from the prior maximum rate of 20%, is scheduled to expire, under the 2003 Tax Act, in 2009.

     Recharacterization of the Notes

     We believe that the notes constitute debt for U.S. federal income tax purposes and intend to treat them as such. The discussion above assumes that the notes constitute debt for U.S. federal income tax purposes.

     Because the Issuer will not have any substantial equity, it is possible that the notes could be characterized as partnership interests in a partnership that is not treated for U.S. federal income tax purposes as a publicly-traded partnership taxable as a corporation. In general, holders of partnership interests in partnerships report the income and loss of the partnership that is allocable to them on their own tax returns, but are not generally taxable on distributions of those amounts to the partners. Because the Issuer will have no activity other than receiving payments from the Cadbury subsidiary to whom the Issuer will lend proceeds of this offering and making interest payments on the notes while they are outstanding, we expect that there will be no losses or deductions in the event the Issuer is treated as a partnership. If the interest payments are treated as distributions of your allocable share of the partnership’s gain or loss and if you are on the accrual method of accounting, your tax treatment should not vary substantially from that described above under “Payments of Interest”. However, if your method of accounting is the cash method, you may be required to report allocations of interest income to you under the accrual method of accounting. Alternatively, the interest payments to you may be characterized as guaranteed payments by a partnership to you as a partner under Section 707(c) of the Code, in which case, you will be taxed as described above in accordance with your method of accounting and your tax treatment generally should not be changed by recharacterization of the notes as equity interests in partnership.

United States Alien Holders

     This subsection describes the tax consequences to a United States Alien Holder. For purposes of this discussion, you are a United States Alien Holder if you are for United States income tax purposes:

•	a nonresident alien individual or

•	a foreign corporation, partnership or estate or trust, in each case not subject to U.S. federal income tax on a net income basis in respect of income or gain from a note.

Payments of Interest

     Under present U.S. federal income tax law, and subject to the discussion of backup withholding below, payments of interest on a note to you will not be subject to U.S. federal income or withholding tax if,

(a)	you do not actually or constructively own 10% or more of the total combined voting power of all classes of equity interests of Cadbury Schweppes Holdings (U.S.) or any of its subsidiaries entitled to vote,

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(b)	you are not a controlled foreign corporation that is related to Cadbury Schweppes Holdings (U.S.) or any of its subsidiaries through equity ownership, and

(c)	the U.S. payor does not have actual knowledge or reason to know that you are a United States person, and:

	(i)	you certify to the U.S. payor, under penalties of perjury, on an IRS Form W-8BEN or an acceptable substitute form, that you are not a United States person;

	(ii)	in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and status as a person who is not a United States person;

	(iii)	the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:

		(A)	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

		(B)	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS); or

		(C)	a U.S. branch of a non-United States bank or of a non-United States insurance company;

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS);

	(iv)	the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and to which is attached a copy of the IRS Form W-8BEN or acceptable substitute form; or

	(v)	the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations;

     Notwithstanding the above, unless the United States Alien Holder qualifies for an exemption from such a tax or a lower rate under an applicable treaty, a United States Alien Holder that is engaged in the conduct of a United States trade or business will be subject to (i) U.S. federal income tax on interest that is effectively connected with the conduct of such trade or business, and (ii) if the United States Alien Holder is a corporation, a United States branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year.

     Gain on Disposition of the Notes

     If you are a United States Alien Holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of the notes unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and if required by an applicable income tax treaty as a condition for subjecting you to U.S. federal income

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taxation on a net income basis, the gain is attributable to a permanent establishment you maintain in the United States; or

•	you are an individual, you hold the notes as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

     If you are a corporate United States Alien Holder, effectively connected gains that you recognize may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     Recharacterization of the Notes

     We believe that the notes constitute debt for U.S. federal income tax purposes and intend to treat them as such. The discussion above assumes that the notes constitute debt for U.S. federal income tax purposes.

     Because the Issuer will not have any substantial equity, it is possible that the notes will be characterized as partnership interests in a partnership that is not treated as a publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes.

     The U.S. federal tax effect of a recharacterization of the notes as partnership interests will depend upon whether the Issuer is treated as engaged in a United States trade or business for U.S. federal income tax purposes. Based upon the nature and limited extent of the activities of the Issuer, we believe that the Issuer should not be treated as engaged in a United States trade or business for U.S. federal income tax purposes. In such circumstances, we believe that the interest payments on the notes (whether treated as distributions to you of your allocable share of the Issuer’s income or as guaranteed payments under Section 707(c) of the Code) will not be subject to U.S. federal income or withholding tax, provided that the requirements described above under “Payments of Interest” are satisfied and that you do not hold the notes in connection with your conduct of a United States trade or business.

     If the notes were recharacterized as partnership interests and the Issuer were treated as engaged in a United States trade or business the Issuer would be required to withhold U.S. federal income tax from the effectively connected taxable income of the Issuer allocable to a United States Alien Holder, currently at a rate of 35% (or were the Issuer also found to be a publicly traded partnership that is not taxed as a corporation, to withhold from interest distributions to United States Alien Holders at a rate of 35% absent an election by the Issuer to withhold on income allocable to United States Alien Holders). In addition, the United States Alien Holder would be required to file a U.S. federal income tax return and would be subject to U.S. federal income tax on its share of the Issuer’s net income at the graduated rates generally applicable to U.S. taxpayers, but would be entitled to a credit against such liability for the U.S. federal income tax withheld from distributions of, or with respect to allocations of, its share of the Issuer’s effectively connected taxable income.

United States Federal Estate Tax

     A note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for purposes of the United States federal estate tax as a result of the individual’s death if the individual did not at the time of death actually or constructively own 10% or more of the total combined voting power of all classes of equity interests in Cadbury Schweppes Holdings (U.S.) or any of its subsidiaries entitled to vote and the income on the note would not have been effectively connected with a United States trade or business of the individual at the individual’s death. The proper federal estate tax treatment of the notes is unclear in circumstances where the notes are treated as equity interests in the Issuer for U.S. federal tax purposes. Prospective investors should consult their tax advisors regarding the estate tax consequences to them in their particular circumstances.

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Backup Withholding and Information Reporting

United States Holders

     In general, if you are a noncorporate United States Holder, the Issuer and other payors are required to report to the IRS all payments of principal and interest on your note and the proceeds of the sale of a note before maturity within the United States, and “backup withholding” at a rate of 28% (rising to 31% in 2011) will apply to such payments if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your U.S. federal income tax returns.

United States Alien Holders

     In general, if you are a United States Alien Holder, information reporting on IRS Form 1099 and backup withholding will not apply to payments of principal and interest with respect to your note made by us and other payors to you if the certification requirements described in clause (c) under “United States Alien Holders-Payments of Interest” above are satisfied or you otherwise establish an exemption and the payor does not have actual knowledge that you are a United States person. However, we and other payors are required to report (on IRS Form 1042S) payments of interest on your notes.

     In general, payment of the proceeds from the sale of the notes to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

•	an appropriate IRS Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person; or

•	other documentation upon which it may rely to treat the payment as made to a person who is not a United States person in accordance with U.S. Treasury regulations;

or you otherwise establish an exemption.

     If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a person who is not a United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made outside the United States to an offshore account maintained by you unless the payor has actual knowledge that you are a United States person.

     In general, payments of the proceeds from the sale of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States:

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of a note effected at a United States office of a broker) are met or you otherwise establish an exemption.

     In addition, payment of the proceeds from the sale of the notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

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•	a foreign person that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States; or

•	a foreign partnership if any time during its tax year:

(1)	one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

(2)	such foreign partnership is engaged in a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

United Kingdom Taxation

     The following is a summary of our understanding of the United Kingdom law and practice regarding withholding tax treatment as at the date of this Offering Memorandum in relation to the payment of principal and interest in respect of the notes.

     The Issuer will not be required to make any withholding on account of United Kingdom taxation from any payment due or to become due in respect of the notes. Payments of principal by the Guarantor or the Subsidiary Guarantor in respect of the notes will not be subject to withholding or deduction on account of United Kingdom taxation. Payments of interest by the Guarantor or the Subsidiary Guarantor in respect of the notes will not be subject to withholding or deduction on account of United Kingdom taxation so long as the notes are and remain at all times listed on a “recognized stock exchange” within the meaning of Section 841 of the Income and Corporation Taxes Act 1988. In all other cases, payments by the Guarantor or the Subsidiary Guarantor in respect of interest may be subject to United Kingdom withholding tax. The recipient of any such interest payment may be entitled to a repayment of such tax under the terms of an applicable double taxation treaty and may, if it makes an application to the United Kingdom Inland Revenue in advance of any such payment, obtain a direction from the Inland Revenue to the Guarantor or the Subsidiary Guarantor authorizing the Guarantor or the Subsidiary Guarantor to make such payments without withholding United Kingdom tax.

     Where any interest on the notes is paid to a holder (or to any person acting on the holder’s behalf) by the Guarantor or the Subsidiary Guarantor, or a person in the United Kingdom acting on behalf of the Issuer, the Guarantor or the Subsidiary Guarantor (a “paying agent”), or is received by any person in the United Kingdom acting on behalf of the relevant holder (other than solely clearing or arranging the clearing of a check) (a “collecting agent”), the Guarantor, Subsidiary Guarantor, paying agent or collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the holder (including the holder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the holder is resident in the United Kingdom for United Kingdom taxation purposes. Where the holder is not so resident, the details provided to the United Kingdom Inland Revenue may be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the holder is resident for taxation purposes.

     On June 3, 2003 the Council of the European Union adopted a directive (Council Directive 2003/48/EC) on the taxation of savings income (the “Directive”) under which the competent authorities of each Member State will generally be required to provide to the competent authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for an individual resident in that other Member State. Exceptionally (and for a transitional period only which will end after agreement on exchange of information is reached between the European Union and certain non-European Union States) Belgium, Luxembourg and Austria will instead be required to withhold tax from such payments unless the noteholder authorizes the person making the payment to report the payment or presents a certificate from the relevant tax authority establishing exemption therefrom. The Directive will, subject to certain conditions being satisfied, apply from January 1, 2005.

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RISK MANAGEMENT

     We are exposed to market risks from our international business. We use derivative financial instruments to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. We utilize these instruments in accordance with policies approved by the Board of Directors and they are subject to regular review and audit.

     Substantially all of our financial instruments hedge specifically identified actual or anticipated transactions; movements in these financial instruments’ fair values are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of such transactions. Such hedged transactions all occur in the normal course of business and we believe it is highly probable that they will occur in the future.

Liquidity Risk

     We seek to achieve a balance between certainty of funding, even at difficult times for the markets or for us, and a flexible, cost-effective borrowings structure. This policy, therefore, seeks to ensure that at a minimum all projected net borrowings needs are covered by committed facilities. Our objective is to ensure that the amount of debt maturing in any one year does not exceed our ability to repay and refinance such debt. To this end, our policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50% of year end debt should have a maturity of three years or more. Committed but undrawn facilities are taken into account in calculating these percentages.

Interest Rate Risk

     We are exposed to interest rate fluctuations on our borrowings which we manage through the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. Our objectives for the mix between fixed and floating rate borrowings are designed to reduce the impact of an upward change in interest rates while allowing us to still receive benefits of falling interest rates. To accomplish this objective, our policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be held at fixed rates in each of certain time bands, ranging from 50% to 100% for the period up to six months to 0% to 30% when over five years. 78% of our net debt and preferred securities was held at fixed rates of interest at the end of fiscal 2002, however, our year-end level of total net debt is typically £150 million to £200 million lower than the annual average. Assuming no changes to the borrowings or hedges, it is estimated that a rise of 1 percentage point in interest rates in all currencies in which we have borrowings would have affected fiscal 2002 profit before tax by less than 1%.

Currency Risk

     We operate internationally exposing us to risks from changes in foreign exchange rates, particularly the U.S. dollar. We do not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary. If the exchange rates prevailing at the end of fiscal 2002 had applied throughout fiscal 2002, underlying earnings per share would have decreased by 4%.

     We seek to relate the structure of borrowings to the trading cash flows that service them. Our policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. In addition, the ratio for any currency bloc may not fall below two times in any calendar year.

     This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps. We also have transactional currency exposures arising from our international trade. Our policy is to take forward cover for all forecasted receipts and payments for as long as the pricing structures are committed,

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subject to a minimum of three months’ cover. We make use of the forward foreign exchange markets to hedge our exposures.

     The table below presents the changes in fair value of our financial instruments which would result upon the occurrence of certain hypothetical changes in market rates. The fair values are quoted market prices or, if such quotes are not available, values estimated by discounting future cash flows to net present values.

     The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at December 29, 2002, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at December 29, 2002, with all other variables remaining constant. Further information on fair values is set out in note 20(e) to our audited annual consolidated financial statements.

     The sensitivity analysis below, as of December 29, 2002, shows forward-looking projections of market risk assuming certain adverse market conditions occur. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

			Fair value changes arising from
			10% weakening
		1% decrease in	in £ against
		interest rates	other currencies
		favorable/	favorable/
	Fair value	(unfavorable)	(unfavorable)

	£m	£m	£m
Cash at bank and in hand	175	–	14
Liquid resources	298	–	13
Debt	(2,365)	(29)	(170)
Currency and interest rate swaps	44	6	2
Interest rate swaps	(44)	(18)	(5)
Currency exchange contracts	(8)	–	31
Quarterly Income Preferred Securities	(255)	(3)	(26)

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Commodity Risk

     In respect of commodities, we enter into forward purchase contracts for cocoa and other commodities in order to provide a stable cost base for marketing finished products. A significant proportion of these forward contracts is held in the form of cocoa futures, which subsequently can be converted into physical supply contracts with commercial suppliers. The use of futures contracts enables us to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.

     The sensitivity analysis in the table below reflects the market risk of an adverse price movement of 10%, based on our net commodity position at four dates equally spread during fiscal 2002. Net commodity positions consist of the excess of futures contracts held over unpriced forward contracts for the same commodities, principally cocoa. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. A loss is defined, for the purpose of defining market risk, as the potential decrease in fair value or the opportunity cost resulting from a 10% adverse price movement. The fair values of net commodity positions were based on official settlement prices on the LIFFE (London International Financial Futures and Options Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc.) on the relevant dates.

	Current Value	Market Risk

	£m	£m
Highest long position	97	10
Lowest long position	38	4
Average long position	64	8

Credit Risk

     We are exposed to credit related losses in the event of non-performance by counterparties to financial instruments. In light of our policy of selecting only counterparties with high credit ratings, however, we do not presently expect any counterparties to fail to meet their obligations. Our credit exposure in respect of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

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PLAN OF DISTRIBUTION

     Under the terms and subject to the conditions set forth in the purchase agreement among Cadbury, the Issuer, the Subsidiary Guarantor and the several Initial Purchasers named below, dated September 23, 2003, the Initial Purchasers have severally agreed to purchase from the Issuer, and the Issuer has agreed to sell to the Initial Purchasers, the principal amounts of each series of notes set forth below opposite each Initial Purchaser’s respective name:

	2008 Notes	2013 Notes
Initial Purchasers	Principal Amount	Principal Amount

Deutsche Bank Securities Inc.	$313,334,000	$313,333,000
Banc of America Securities LLC	313,333,000	313,333,000
J.P. Morgan Securities Inc.	313,333,000	313,334,000
Wachovia Capital Markets, LLC	30,000,000	30,000,000
Bank One Capital Markets, Inc.	30,000,000	30,000,000

Total	$1,000,000,000	$1,000,000,000

     The purchase agreement referred to above provides that the obligation of the Initial Purchasers to pay for and accept delivery of the notes is subject to approval of certain legal matters by their counsel and to certain other conditions. The Initial Purchasers are obligated to take and pay for all the notes offered hereby if any are taken.

     The purchase agreement provides that Cadbury, the Issuer and the Subsidiary Guarantor will each jointly and severally indemnify the Initial Purchasers against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the Initial Purchasers may be required to make in respect of these liabilities. In addition, the Initial Purchasers have agreed to reimburse Cadbury for certain of its expenses.

     The Initial Purchasers have agreed to purchase the 2008 Notes at a purchase price of 99.357%, and the 2013 Notes at a purchase price of 98.986%, in each case, plus accrued interest, if any, from September 29, 2003. The Initial Purchasers have advised us that they propose to resell the notes initially at the offering prices indicated on the cover page of this Offering Memorandum to purchasers as described in this Offering Memorandum in the section “Investor Representations and Transfer Restrictions.” After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the Initial Purchasers.

     The notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except that notes may be offered or sold to (a) Qualified Institution Buyers, or “QIBs”, as such term is defined in the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A, and (b) non-U.S. persons in offshore transactions in reliance upon Regulation S. For a description of certain restrictions on resale or transfer, see “Investor Representations and Transfer Restrictions.”

     In connection with sales outside the United States, each Initial Purchaser has agreed that, except for sales described in the preceding paragraph, it will not offer, sell or deliver the notes to, or for the account or benefit of, U.S. persons (a) as part of the Initial Purchaser’s distribution at any time or (b) otherwise prior to 40 days after the later of the closing date with respect to the notes and the completion of the distribution of the notes, and it will send to each dealer to whom it sells such notes during such period a confirmation or other notice setting forth the restrictions on offers and sales of the notes within the United States or to, or for the account or benefit of, U.S. persons. Resales of the notes are restricted as described below under “Investor Representations and Transfer Restrictions.”

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     In addition, until 40 days after the later of the closing date with respect to the notes and the completion of the distribution of the notes, an offer or sale of the notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another valid exemption therefrom.

     As used herein, the terms “offshore transaction,” “United States” and “U.S. person” have the meaning given to them in Regulation S under the Securities Act.

     Representatives of the Initial Purchasers have advised us that they presently intend to make a market in the notes as permitted by the applicable laws and regulations. The Initial Purchasers are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at such Initial Purchaser’s discretion. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

     In order to facilitate the offering of the notes, the Initial Purchasers may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Initial Purchasers may over-allot in connection with the offering, thereby creating a short position in the notes for their own accounts. In addition, to cover over-allotments or stabilize the price of the notes, the Initial Purchasers may bid for, and purchase, the notes in the open market. Finally, the Initial Purchasers may reclaim selling concessions allowed to dealers for distributing the notes in the offering, if the Initial Purchasers repurchase previously distributed notes in transactions to cover short positions established by the Initial Purchasers, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The Initial Purchasers are not required to engage in these activities, and may end any of these activities at any time.

     Certain of the Initial Purchasers and/or their affiliates have in the past and may in the future provide investment and commercial banking and other related services to us in the ordinary course of business for which the Initial Purchasers and/or their affiliates have received or may receive customary fees and reimbursements of their out-of-pocket expenses.

     Each Initial Purchaser has agreed that (a) prior to the period ending six months after the consummation of the offering of the notes, it will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (as amended), (b) it will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom and (c) it will only issue and pass on in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or is a person to whom such document may lawfully be issued or passed on.

     Each Initial Purchaser has represented and agreed that it has not directly or indirectly offered or sold, and will not directly or indirectly offer or sell, in The Netherlands any notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

     No action has been taken by us that would permit a public offering of the notes or possession or distribution of this Offering Memorandum or any other offering material in any jurisdiction where action for that purpose is required.

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     Certain of the Initial Purchasers will make the notes available for distribution on the Internet through a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system for communications between such Initial Purchasers and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from certain of the Initial Purchasers based on transactions they conduct through the system. Such Initial Purchasers will make the notes available to their customers through Internet distributions on the same terms as distributions made through other channels. Other than this Offering Memorandum the information on any Website is not incorporated by reference in, and does not form a part of, this Offering Memorandum.

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INVESTOR REPRESENTATIONS AND TRANSFER RESTRICTIONS

     The notes have not been and will not be registered under the Securities Act or with any securities regulatory authority in any jurisdiction and accordingly may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except that notes may be offered or sold to (a) QIBs in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) non-U.S. persons in offshore transactions in reliance upon Regulation S.

     Each purchaser of the notes in the United States or that is a U.S. person will be deemed to:

(a)	represent that it is purchasing the notes for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB and is aware that the sale to it is being made in reliance on rule 144A;

(b)	acknowledge that the notes have not been registered under the Securities Act or with any securities regulatory authority in any jurisdiction and, until so registered, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below;

(c)	agree that if it should resell or otherwise transfer the notes, it will do so only pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws of the states of the United States or any other applicable jurisdiction;

(d)	agree that it will deliver to each person to whom it transfers notes notice of any restrictions on transfer of such notes; and

(e)	acknowledge that we, the trustee, the paying agents, the Initial Purchasers and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

     If the purchaser is acquiring any notes for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

     No representation can be made as to the availability of the exemption from registration provided by Rule 144 under the Securities Act for resales of the notes.

     Each restricted global registered note and each restricted certificated note will bear the following legend:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR WITH ANY SECURITIES REGULATORY AUTHORITY IN ANY JURISDICTION, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (2) AGREES THAT IT WILL NOT, WITHIN TWO YEARS AFTER THE LATER OF (x) THE ORIGINAL ISSUANCE OF THIS NOTE AND (y) THE LAST DATE ON WHICH CADBURY SCHWEPPES US FINANCE INC. (THE “ISSUER”) OR ANY AFFILIATE THEREOF WAS THE BENEFICIAL OWNER OF THIS NOTE (OR ANY PREDECESSOR HEREOF) (THE “RESTRICTED PERIOD”), RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (3) AGREES THAT IT WILL DELIVER TO EACH PERSON

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TO WHOM THIS NOTE IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. THIS LEGEND WILL BE REMOVED AFTER THE EXPIRATION OF THE RESTRICTED PERIOD. AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS NOTE.

     Each purchaser of notes that is a non-U.S. person purchasing outside of the United States will be deemed to:

(a)	acknowledge that the notes have not been registered under the Securities Act or with any securities regulatory authority in any jurisdiction and, until so registered, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below; and

(b)	agree that if it should resell or otherwise transfer the notes prior to the expiration of a distribution compliance period (defined as 40 days after the later of the closing date with respect to the notes and the completion of the distribution of the notes), it will do so only (i)(A) outside the United States in compliance with Rule 904 under the Securities Act or (B) to a QIB in compliance with Rule 144A and (ii) in accordance with all applicable securities laws of the states of the United States or any other applicable jurisdiction.

     Each Regulation S global registered note will bear the following legend:

     THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR WITH ANY SECURITIES REGULATORY AUTHORITY IN ANY JURISDICTION, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION, (2) AGREES THAT IT WILL NOT, PRIOR TO THE EXPIRATION OF A DISTRIBUTION COMPLIANCE PERIOD (DEFINED AS 40 DAYS AFTER THE LATER OF THE CLOSING DATE WITH RESPECT TO THE NOTES AND THE COMPLETION OF THE DISTRIBUTION OR THE NOTES), RESELL OR OTHERWISE TRANSFER THIS NOTE EXCEPT (A)(1) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT OR (2) TO A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A; AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.

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LEGAL MATTERS

     Certain legal matters as to United States and New York law are being passed upon on behalf of Cadbury, the Issuer and the Subsidiary Guarantor by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters as to New York law will be passed upon on behalf of the Initial Purchasers by Sidley Austin Brown & Wood LLP, New York, New York and certain legal matters as to English law will be passed upon on behalf of the Initial Purchasers by Sidley Austin Brown & Wood, London. Certain matters of English law are being passed upon on behalf of Cadbury, the Issuer and the Subsidiary Guarantor by Slaughter and May.

INDEPENDENT ACCOUNTANTS

     The annual consolidated financial statements of Cadbury as of December 29, 2002 and December 30, 2001 and for each of the three years ended December 29, 2000, December 30, 2001 and December 31, 2000 included in this Offering Memorandum, have been audited by Deloitte & Touche LLP, independent accountants, of Hill House, One Little New Street, London EC4A 3TR, England as stated in their unqualified report appearing in this Offering Memorandum.

     The Annual Report and Accounts for the 52 weeks ended December 29, 2002 of the Subsidiary Guarantor included in this Offering Memorandum, has been audited by Deloitte & Touche LLP, independent accountants, of Hill House, One Little New Street, London EC4A 3TR, England, as stated in their unqualified report appearing in this Offering Memorandum.

     The Annual Report and Accounts for the 52 weeks ended December 30, 2001 of the Subsidiary Guarantor included in this Offering Memorandum, has been audited by Arthur Andersen, Chartered Accountants & Registered Auditors of 180 Strand, London WC2R 1BL, England, as stated in their unqualified report appearing in this Offering Memorandum. Arthur Andersen has ceased operations. Accordingly, your ability to seek damages from Arthur Andersen in connection with this offering, or to recover any damages, will be limited.

     The combined special purpose financial statements of the Adams business as of and for the nine months ended September 29, 2002, and the years ended December 31, 2002 and 2001 included in this Offering Memorandum have been reported upon by KPMG LLP, reporting accountants, of 8 Salisbury Square, London EC4Y 8BB, England, as stated in their unqualified report appearing in this Offering Memorandum. Such financial statements were prepared for inclusion in the Offering Circular dated February 12, 2003 relating to the Extraordinary General Meeting of Cadbury on March 5, 2003.

     Each of Deloitte & Touche LLP and KPMG LLP has given its written consent, as of the date of this Offering Memorandum, to the inclusion in this Offering Memorandum of its respective reports in the form and context in which such reports are included and have authorized the contents of their respective reports for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulation 2001.

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DOCUMENTS AVAILABLE

     For 14 days following the closing of this offering, copies of the following documents will, when published, be available at the registered office of each of the Issuer, the Guarantor and the Subsidiary Guarantor and from the specified office of the paying agent for the time being in London:

(i)	the Articles of Incorporation and Bylaws of the Issuer and the Memorandum and Articles of Association of the Guarantor and the Subsidiary Guarantor;

(ii)	the audited annual consolidated financial statements of the Guarantor in respect of fiscal 2002, fiscal 2001, fiscal 2000, fiscal 1999 and fiscal 1998 and the unaudited interim consolidated financial statements of the Guarantor in respect of the 2003 interim period and the 2002 interim period;

(iii)	audited financial information of the Adams business in respect of the nine months ended September 30, 2002 and the years ended December 31, 2001 and 2000;

(iv)	the audited annual financial information of the Subsidiary Guarantor in respect of fiscal 2002, fiscal 2001 and fiscal 2000 and the unaudited interim financial information of the Subsidiary Guarantor in respect of the 2003 interim period;

(v)	the indenture and the forms of the global notes relating to the notes;

(vi)	the purchase agreement relating to the notes and the guarantees; and

(vii)	the deed of guarantee relating to the Issuer’s guarantee of certain indebtedness of the Subsidiary Guarantor.

SIGNIFICANT OR MATERIAL CHANGE

     Other than as disclosed in this Offering Memorandum, there has been no significant change in the financial or trading position of Cadbury, the Subsidiary Guarantor or the group since June 15, 2003 and there has been no material adverse change in the financial position or prospects of Cadbury, the Subsidiary Guarantor or the group since December 29, 2002. Other than the creation of the notes and the offering of the notes pursuant to this Offering Memorandum, Cadbury Schweppes US Finance has not traded and, as such, there has been no significant change in the financial or trading position of Cadbury Schweppes US Finance and there has been no material adverse change in the financial position or prospects of Cadbury Schweppes US Finance since the date of its organization on September 9, 2003.

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CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
for fiscal years 2002, 2001 and 2000

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INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF
CADBURY SCHWEPPES PLC

     We have audited the accompanying consolidated financial statements of Cadbury Schweppes plc (the “Company”), and its subsidiaries (together the “Group”) for the year ended 29 December 2002 which comprise the Group Balance Sheets as at 29 December 2002 and 30 December 2001, the Group Profit and Loss Accounts, the Group Cash Flow Statements, the Statements of Total Recognised Gains and Losses and the Reconciliation of Movements in Shareholders’ Funds for the years ended 29 December 2002, 30 December 2001 and 31 December 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 29 December 2002 and 30 December 2001, and the results of its operations and cash flows for the years ended 29 December 2002, 30 December 2001 and 31 December 2000, in conformity with accounting principles generally accepted in the United Kingdom.

     As explained in Note 1 to the financial statements, the Group has given retroactive effect to the classification of certain sales incentives and marketing promotion programmes as a reduction to turnover, rather than as a trading expense.

     Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended 29 December 2002, 30 December 2001 and 31 December 2000 and the determination of shareholders’ equity at 29 December 2002 and 30 December 2001, to the extent summarised in Note 31 to the consolidated financial statements.

Deloitte & Touche LLP
London, England
3 March 2003

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Financial Statements

Group Profit and Loss Account for the 52 weeks ended 29 December 2002 (Note 1)

Notes		2002		2001 restated		2000 restated

		£m		£m		£m
	Turnover(a)	5,298		4,960		4,118
	Operating costs
	Trading expenses	(4,315)		(4,030)		(3,343)
	Goodwill amortisation	(64)		(46)		(13)
	Major restructuring costs	(53)		(53)		(49)
3		(4,432)		(4,129)		(3,405)

3	Group Operating Profit	866		831		713
12	Share of operating profit in associates	58		57		65

	Total Operating Profit Including Associates	924		888		778
	Profit on disposal of fixed assets	9		–		–
2	Profit on sale of subsidiaries and investments	3		31		27

	Profit on Ordinary Activities before Interest	936		919		805
6	Net interest	(106)		(106)		(49)

3	Profit on Ordinary Activities before Taxation	830		813		756
7	Taxation
	– On operating profit, associates and interest	(253)		(240)		(224)
	– On profit on sale of fixed assets, subsidiaries and investments	(2)		(1)		–
		(255)		(241)		(224)

	Profit on Ordinary Activities after Taxation	575		572		532
22	Equity minority interests	(3)		(5)		(12)
22	Non-equity minority interests	(24)		(25)		(24)

	Profit for the Financial Year	548		542		496
8	Dividends paid and proposed to ordinary shareholders	(230)		(222)		(209)

21	Profit Retained for the Financial Year	318		320		287

9	Earnings per Ordinary Share of 12.5p
	Basic	27.4	p	27.0	p	24.8	p
	Diluted	27.2	p	26.7	p	24.5	p
	Underlying	32.0	p	30.0	p	25.8	p

(a)	The geographical analysis of turnover and operating profit is on page F-8 and shows operating profit from operations of £983 million (2001: £930 million; 2000: £775 million) which excludes major restructuring costs and goodwill amortisation.

The accompanying notes are an integral part of the Group Profit and Loss Account.

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Recognised Gains and Losses for the 52 weeks ended 29 December 2002 (Note 1)

Statement of Total Recognised Gains and Losses

Notes		2002	2001	2000

		£m	£m	£m
	Cadbury Schweppes plc(a)	116	354	60
	Subsidiary undertakings	404	163	407
	Associated undertakings	28	25	29

	Profit for the Financial Year	548	542	496
	Net currency translation differences	(217)	–	63
	Writedown on previously revalued assets	–	(3)	–

	Total Recognised Gains and Losses for the Year	331	539	559

(a)	Includes remitted dividends from subsidiary undertakings.

Reconciliation of Movements in Shareholders’ Funds

		2002	2001	2000

		£m	£m	£m
	Shareholders’ Funds at beginning of Year	2,880	2,545	2,152
	Total recognised gains and losses for the Year	331	539	559
	Dividends to ordinary shareholders	(230)	(222)	(209)
	New share capital subscribed	26	18	43
2	Goodwill written back to the profit and loss account on disposal of subsidiary	13	–	–

	Net increase in Shareholders’ Funds	140	335	393

	Shareholders’ Funds at end of Year	3,020	2,880	2,545

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Financial Statements

Balance Sheets at 29 December 2002 (Note 1)

		Group

Notes		2002	2001

		£m	£m
	Fixed Assets
10	Intangible assets and goodwill	3,919	3,721
11	Tangible assets	1,351	1,209
12	Investments in associates	308	309
12	Investments	237	246

		5,815	5,485

	Current Assets
13	Stocks	528	487
14	Debtors
	– Due within one year	970	908
	– Due after one year	82	88
19	Investments	297	323
19	Cash at bank and in hand	175	134

		2,052	1,940
	Current Liabilities
	Creditors: amounts falling due within one year
19	– Borrowings	(790)	(695)
15	– Other	(1,795)	(1,694)

	Net Current Liabilities	(533)	(449)

	Total Assets less Current Liabilities	5,282	5,036

	Non-Current Liabilities
	Creditors: amounts falling due after more than one year
19	– Borrowings	(1,528)	(1,399)
15	– Other	(49)	(62)
16	Provisions for liabilities and charges	(419)	(392)

		(1,996)	(1,853)

	Net Assets	3,286	3,183

	Capital and Reserves
21	Called up share capital	257	256
21	Share premium account	1,050	1,019
21	Revaluation reserve	59	59
21	Other reserves	90	90
21	Profit and loss account	1,564	1,456

	Shareholders’ Funds	3,020	2,880

	Minority Interests
22	Equity minority interests	16	28
22	Non-equity minority interests	250	275

		266	303

	Total Capital Employed	3,286	3,183

On behalf of the Board
Directors: D C Bonham
D J Kappler
3 March 2003

The accompanying notes are an integral part of the Balance Sheets.

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Group Cash Flow Statement for the 52 weeks ended 29 December 2002 (Note 1)

Notes		2002	2001	2000

		£m	£m	£m
26	Cash flow from operating activities	1,096	1,101	908
	Dividends received from associates	13	38	19
	Returns on investments and servicing of finance
	Interest paid	(124)	(173)	(37)
	Interest received	50	81	8
	Dividends paid to minority interests	(25)	(25)	(29)
		(99)	(117)	(58)
	Taxation	(221)	(178)	(164)
	Capital expenditure and financial investment
	Purchases of fixed assets	(288)	(239)	(126)
	Disposals of fixed assets	37	6	25
	Sale/(purchases) of shares by the Employee Trust	14	(86)	(65)
		(237)	(319)	(166)
	Acquisitions and disposals
23	Acquisitions of businesses	(628)	(798)	(1,078)
	Net proceeds from sale of subsidiaries and investments	4	84	39
		(624)	(714)	(1,039)
	Dividends paid to ordinary shareholders	(223)	(214)	(203)

	Cash outflow before use of liquid resources and financing	(295)	(403)	(703)
	Management of liquid resources
	Net change in commercial paper investments	–	–	(3)
	Net change in bank deposits	14	31	22
	Net change in bond investments	2	(5)	93
	Net change in equity and non-equity investments	6	3	(50)
		22	29	62
	Financing
21	Issues of ordinary shares	26	18	43
	Share repurchases	–	–	(7)
	Proceeds of new borrowings	836	1,532	1,078
	Borrowings repaid	(558)	(1,170)	(487)
	Proceeds of finance leases	–	–	1
	Capital element of finance leases repaid	(2)	(7)	(5)
	Net cash inflow from financing	302	373	623

	Increase/(decrease) in cash	29	(1)	(18)

	Free cash flow
	Cash outflow before use of liquid resources and financing	(295)	(403)	(703)
	Add back:
	Cash flows from acquisitions and disposals	624	714	1,039
	(Sale)/purchases of shares by the Employee Trust	(14)	86	65

		315	397	401

The accompanying notes are an integral part of the Cash Flow Statement.

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Financial Statements

Geographical Analysis for the 52 weeks ended 29 December 2002 (Note 1)

2002 – Continuing Operations	Turnover	Operating Profit(a)	Operating Assets(b)	Operating Margin(a)

	£m	£m	£m	%
North America Beverages	1,811	548	266	30.3
Europe Beverages	717	140	153	19.5
Europe Confectionery	1,546	247	512	16.0
Americas Confectionery	252	20	81	7.9
Asia Pacific	642	99	274	15.4
Africa, India and Middle East	320	44	139	13.8

	5,288	1,098	1,425	20.8
Central and Other	10	(115)	(25)	n/a

	5,298	983	1,400	18.5

2001 – Continuing Operations	Turnover restated	Operating Profit(a)	Operating Assets(b)	Operating Margin(a) restated

	£m	£m	£m	%
North America Beverages	1,757	541	248	30.8
Europe Beverages	515	91	87	17.7
Europe Confectionery	1,445	212	472	14.7
Americas Confectionery	312	44	101	14.1
Asia Pacific	625	109	247	17.4
Africa, India and Middle East	297	34	87	11.4

	4,951	1,031	1,242	20.8
Central and Other	9	(101)	22	n/a

	4,960	930	1,264	18.8

2000 – Continuing Operations	Turnover Restated	Operating Profit(a)	Operating Assets(b)	Operating Margin(a) restated

	£m	£m	£m	%
North America Beverages	1,179	403	197	34.2
Europe Beverages	443	78	43	17.6
Europe Confectionery	1,362	200	568	14.7
Americas Confectionery	305	44	111	14.4
Asia Pacific	553	98	232	17.7
Africa, India and Middle East	268	28	115	10.4

	4,110	851	1,266	20.7
Central and Other	8	(76)	(18)	n/a

	4,118	775	1,248	18.8

(a)	Total operating profit including associates adjusted to exclude major restructuring costs of £53 million in 2002, £53 million in 2001 and £49 million in 2000, goodwill amortisation of £64 million in 2002, £46 million in 2001 and £13 million in 2000, and operating profit on associates of £58 million in 2002, £57 million in 2001 and £65 million in 2000.

(b)	Operating assets include tangible fixed assets, stock, debtors and creditors after excluding post-acquisition restructuring and pension provisions, borrowings, taxation and dividends.

Turnover and operating profit are recorded by origin. There is no material difference between this classification and turnover and operating profit by destination. The turnover and operating margins for 2000 and 2001 have been restated in line with the change in Group Accounting Policy on Turnover (see Note 1). Additionally the 2000 numbers have been restated for revised allocations of central sales and costs in 2001. The effect on prior years is not material.

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Supplementary Reportable Geographical Information

	2002	2001	2000

	£m	£m	£m
Depreciation and Amortisation
North America Beverages	38	33	23
Europe Beverages	19	13	13
Europe Confectionery	70	70	70
Americas Confectionery	9	13	11
Asia Pacific	28	22	21
Africa, India and Middle East	12	12	13

	176	163	151
Central and Other	54	45	15

	230	208	166

	2002	2001	2000

	£m	£m	£m
Capital Expenditure
North America Beverages	52	47	17
Europe Beverages	36	13	9
Europe Confectionery	63	49	50
Americas Confectionery	13	12	12
Asia Pacific	39	47	18
Africa, India and Middle East	18	10	8

	221	178	114
Central and Other	58	62	12

	279	240	126

	2002	2001	2000

	£m	£m	£m
Total Assets
North America Beverages	1,061	1,106	831
Europe Beverages	489	374	244
Europe Confectionery	1,080	964	1,004
Americas Confectionery	127	162	160
Asia Pacific	499	459	411
Africa, India and Middle East	274	180	206

	3,530	3,245	2,856
Central and Other	4,337	4,180	3,758

	7,867	7,425	6,614

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Supplementary Geographical Information

	Turnover			Fixed Assets

	2002	2001 restated	2000 restated	2002	2001

	£m	£m	£m	£m	£m
UK	951	917	936	693	655
USA	1,786	1,740	1,161	1,749	1,868
Australia	526	505	440	189	188
France	548	395	284	91	93
All others	1,487	1,403	1,297	3,093	2,681

	5,298	4,960	4,118	5,815	5,485

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

1   Nature of Operations and Accounting Policies

(a) Nature of operations and geographical results

     Cadbury Schweppes plc (the “Company”) and its subsidiary and associated undertakings (the “Group”) are principally engaged in the manufacture and distribution for sale of branded beverages and confectionery, and related foods, supplied through wholesale and retail outlets of the confectionery, licensed, catering and grocery trades in almost 200 countries throughout the world. The Group is focused on the beverages and confectionery businesses, two closely related consumer markets, and manages an extensive portfolio of brands.

     Significant measures used by management in assessing geographical performance include sales, operating profit (before major restructuring costs and goodwill amortisation) and operating margins (before major restructuring costs and goodwill amortisation). The basis of accounting for these measures is UK generally accepted accounting principles. Transactions between reportable segments are not material.

     In 2002, the Group operated in six business regions which were managed separately due to their geographical locations and their product portfolio.

(b) Accounting convention

     The financial statements are prepared under the historical cost convention modified for the revaluation of certain land and buildings. The financial statements are prepared in accordance with applicable accounting standards all of which have been applied consistently throughout the three years ended 29 December 2002, other than as stated below:

     In 2002 the Group made the following change to Accounting Policies:

     In 2002 the Group adopted, for UK and US reporting purposes, the Financial Accounting Standards Board’s Emerging Issues Task Force (the EITF) Issue No. 00-25, “Vendor Income Statement Characterisation of Consideration Paid to a Reseller of the Vendor’s Products,” and Issue No. 00-14, “Accounting for Certain Sales Incentives,” which were codified along with other similar issues, into Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products” in April 2001. This resulted in a restatement of Group turnover for 2001 and 2000 to reflect these new accounting provisions. EITF Issue 01-09 clarifies the Profit and Loss Account classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as trading expenses to be reflected as a reduction of turnover. As a result of applying the provisions of EITF 01-09, the Group turnover and trading expenses have been restated by £457 million for 2000 and £559 million in 2001. This had no effect on Group operating profit or net earnings.

(c) Financial year

     The financial statements are made up to the Sunday nearest to 31 December. Periodically this results in a financial year of 53 weeks. The profit and loss accounts cover the 52 weeks from 31 December 2001 to 29 December 2002, the 52 weeks from 1 January 2001 to 30 December 2001, and the 52 weeks from 3 January 2000 to 31 December 2000. The balance sheets for 2002 and 2001 have been drawn up as at 29 December 2002 and 30 December 2001 respectively.

(d) Basis of consolidation

     The financial statements are presented in the form of Group financial statements and no profit and loss account is presented for Cadbury Schweppes plc itself as the exemption in Section 230 of the Companies Act 1985 applies.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

1   Nature of Operations and Accounting Policies (continued)

(d) Basis of consolidation (continued)

     The Group financial statements consolidate the accounts of the parent company and its subsidiary undertakings after eliminating internal transactions and recognising the minority interests in those subsidiary undertakings.

(e) Acquisition or disposal of subsidiary undertakings

     Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control and those of undertakings disposed of up to the effective date of disposal. For this purpose the separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.

(f) Foreign currencies

     The consolidated financial statements are prepared in pounds sterling. The functional currency of each of the company’s subsidiaries is the local currency in which each subsidiary is located.

     Assets and liabilities in foreign currencies are translated into sterling at the rates ruling at the end of the financial year except when covered by an open foreign exchange contract in which case the rate of exchange specified in the contract is used.

     Differences on exchange arising from the translation of both the opening balance sheets of overseas subsidiary undertakings (date of control in case of acquisition during the year) and foreign currency borrowings used to finance or hedge long-term foreign investments are taken directly to reserves. All other profits and losses on exchange are credited or charged to the profit and loss account.

     The results of overseas subsidiary undertakings are translated into sterling at monthly average rates. The exchange differences arising as a result of restating net assets to closing rates are dealt with as movements on reserves.

(g) Turnover

     This represents the invoiced value of sales (net of trade discounts, sales incentives, upfront payment, slotting fees and other non-discretionary payments) and royalties excluding inter-company sales, value added tax and sales taxes. Revenue is recognised when persuasive evidence of an arrangement with a customer exists, delivery has occurred, the price is fixed or determinable and collection of the amount due is reasonably assured.

(h) Research and development expenditure

     Expenditure is written off in the financial year in which it is incurred.

(i) Major Restructuring Costs

     The Group classifies major restructuring costs separately within operating costs. Major restructuring costs are non-recurring expenditure arising on the acquisition of businesses, or from significant reorganisation within one of our existing businesses.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

1   Nature of Operations and Accounting Policies (continued)

(j) Earnings per Ordinary Share

     Basic Earnings per Ordinary Share (“EPS”) is calculated by dividing the profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing profit on ordinary activities after taxation, minority interests and preference dividends by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share options).

     Underlying EPS represents Basic EPS, adjusted in order to exclude goodwill amortisation, major restructuring costs (net of tax) and profits and losses on disposal of fixed assets, subsidiaries and investments.

     The Group considers underlying earnings per share to be a more reliable measure of business performance than basic earnings per share because it removes the impact of non-recurring and non-operational items in the year such as major restructuring costs, exceptional items and goodwill amortisation, from the underlying performance of the business.

(k) Taxation

     Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

     A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

     Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

     Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.

(l) Stocks

     Stocks are valued at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels.

(m) Tangible fixed assets

     Depreciation is charged on the original cost or subsequent valuation of assets (excluding freehold land and assets in course of construction). The principal rates, using the straight line method, are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	10%
Vehicles	12.5%–20%
Office equipment	20%
Computer software	12.5%–33%

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

1   Nature of Operations and Accounting Policies (continued)

(m) Tangible fixed assets (continued)

     Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.

     In specific cases higher depreciation rates are used e.g. high speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor. The rates used overseas are not materially different from the rates used above, but they vary according to local conditions and requirements. The Company capitalises costs associated with software that is ready for service and software developed or obtained for internal use when both the preliminary project stage is completed and the Company’s management has authorised further funding for the project which it deems probable of completion and use for the function intended.

     Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

     Impairment reviews of tangible fixed assets are carried out when the Directors believe there is an impairment risk, and carrying amounts may not be recoverable.

(n) Fixed assets held under leases

     Where assets are financed by leasing agreements that give rights approximating to ownership (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as shown above. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

(o) Revaluation of properties

     Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made to retained profits each year in order to amortise surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.

(p) Intangibles and goodwill

     Intangibles represent significant owned brands acquired since 1985 valued at historical cost. No amortisation is charged as the annual results reflect significant expenditure in support of these brands and the carrying values are reviewed on an annual basis for any impairment in value. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on an internal valuation of discounted cash flows.

     Prior to 1998, goodwill, being any excess of the consideration over fair value, was written off against reserves on consolidation. Upon disposal of a previously acquired business the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

1   Nature of Operations and Accounting Policies (continued)

(p) Intangibles and goodwill (continued)

     Since 1998, acquired goodwill has been capitalised and its subsequent measurement (via annual impairment review or an annual amortisation charge) determined based on the individual circumstances of each business acquired. Goodwill is amortised over 20 years. Goodwill written off to reserves prior to 1998 has not been recorded on the balance sheet.

     The Group has concluded that goodwill arising on its associates, including Dr Pepper/Seven Up Bottling Group (“DPSUBG”), should not be amortised as it has an indefinite useful economic life. These investments are considered to have indefinite durability that can be demonstrated, and the value of the investment can be readily measured.

     DPSUBG operates in a longstanding and profitable market sector; the US soft drinks bottling industry has over 100 years of history. The sector has high market entry barriers due to the nature of licence agreements with soft drink concentrate owners (including the Group’s subsidiary Dr Pepper/Seven Up, Inc. (“DPSU”)) and the capital required to operate as a bottler and distributor. As an associate, the company is managed separately from the Group and can be valued on a discounted cash flow basis.

     The Group has not amortised this goodwill, a departure from the Companies Act 1985 Paragraph 21 of Schedule 4, for the over-riding purpose of giving a true and fair view of the Group’s results, for the reasons outlined above. If the goodwill arising on DPSUBG had been amortised over a period of 20 years, operating profit would have decreased by £17 million in 2002 (£19 million in 2001; 2000: £18 million), and the investment in associates would be decreased by £51 million in 2002 and £37 million in 2001.

(q) Associated undertakings

     All companies where the Group exercises significant influence, normally by board representation and/or ownership of between 20% and 50% of the voting rights on a long-term basis, are treated as associated undertakings. The value of associated undertakings reflects the Group’s share of the net assets of the companies concerned. The Group’s share of the profit before tax of associated undertakings is included in the Group Profit and Loss Account. All associated undertakings have financial years which are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot are based on its most recent, published, unaudited financial statements to 30 September.

(r) Pensions

     The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of employees. Such costs are calculated by reference to actuarial valuations and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

     The Group continues to use SSAP 24 ‘Accounting for Pension Costs’ to account for pension costs, and provides the required transitional disclosures under FRS 17 ‘Retirement Benefits’.

(s) Liquid resources

     Liquid resources are defined as current asset investments which are readily convertible into known amounts of cash without curtailing or disrupting the business, primarily bank deposits, commercial paper and bond investments.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

1   Nature of Operations and Accounting Policies (continued)

(t) Financial instruments

     The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

     To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

     Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

(u) Debt

     Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period. Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

(v) Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Profit on sale of subsidiaries and investments

     The disposals during 2002 were 25% of the Group’s shareholding in Camelot Group plc, which reduced the Group’s shareholding to 20%, and beverage brands in Indonesia. Goodwill of £13 million previously written off to reserves has been written back to the Profit and Loss Account and fully provided for. This goodwill relates to an expected disposal in 2003. Disposal provisions of £20 million from prior years have been released, as they are no longer required. Cash proceeds of £12 million (of which £6 million was received in 2001) were received on sales of subsidiaries and investments, which generated a net profit of £3 million, after write off of the related net assets.

     The significant disposals during 2001 were RC Cola International, and its private-label concentrate business, acquired with Snapple Beverage Group, Schweppes Zimbabwe Ltd, the Group’s bottling business in Zimbabwe, beverage brands in Zimbabwe and Serbia, and food brand licences in Australia. Goodwill of £5 million previously written off to reserves, was written back to the Profit and Loss Account and fully provided for. This goodwill relates to an expected disposal that was completed in 2002. Cash proceeds of £84 million were received on sales of subsidiaries and investments, which generated a net profit of £31 million after write-off of the related net assets.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

2   Profit on sale of subsidiaries and investments (continued)

     The most significant disposals during 2000 were Amalgamated Beverage Industries Ltd (“ABI”), the Group’s South African associated undertaking, and beverage brands in Zambia. The overall profit on disposals was £27 million.

3   Operating costs

(a) Operating costs analysis:

Total
restated

£m
2002
Cost of sales	2,761
Distribution costs, including marketing	1,071
Administration expenses	600

4,432

2001
Cost of sales	2,604
Distribution costs, including marketing	935
Administration expenses	590

4,129

2000
Cost of sales	2,151
Distribution costs, including marketing	762
Administration expenses	492

3,405

(b) Profit on ordinary activities before taxation is after charging:

	2002	2001	2000

	£m	£m	£m
Depreciation on owned assets	163	160	147
Depreciation on assets under finance leases	3	2	6
Auditors’ remuneration for audit services	3	3	2
Research and development costs	32	29	25
Maintenance and repairs	74	71	55
Advertising	443	487	401

     Deloitte & Touche were appointed auditors to the Company on 1 August 2002. Since that date, amounts payable to Deloitte & Touche and its associates by the Company and its subsidiary undertakings in respect of non-audit services were £2.2 million (payments to former auditors prior to 1 August 2002 were £1 million;

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

3   Operating costs (continued)

(b) Profit on ordinary activities before taxation (continued)

2001: £4 million; 2000: £3 million). Of this amount, amounts paid in relation to non-audit services include £1.2 million for services provided in the UK. Non-audit services include £1.5 million for audit related fees (due diligence and shareholder circular work), and £0.7 million in respect of tax compliance and other services.

(c) Major restructuring costs

     The 2002 results included £53 million (2001: £53 million) in expenditure on major restructuring activities; £42 million of which related to integrating acquired businesses into the Group and £11 million of which related to ongoing business.

     The main acquisition integration restructuring schemes during 2002 were the integration of Orangina into Schweppes France (£13 million), the integration of La Casera into Schweppes Spain (£10 million), and the integration of Hollywood into Cadbury France (£10 million). The costs related to these three restructuring schemes were mainly redundancy. The other acquisition restructuring schemes were the integration of Nantucket into Snapple, these costs being a mixture of redundancy and production transfer costs (£5 million), and acquisition related restructuring projects in respect of the Lion Nathan, Mother Earth, and Dandy acquisitions (£4 million).

     The 2001 results include £58 million in expenditure on major restructuring activities including £5 million included within share of operating profit in associates. Of this total £13 million relates to integration projects in acquired businesses, the most significant of which are La Casera, ReaLemon/ReaLime, Carteret, Spring Valley, Wave and Orangina. The other significant ongoing restructuring was the merging of the confectionery operations in the UK and Canada. The Group’s share of major restructuring in associates includes £3 million for Camelot for one-off costs.

     The 2000 results include £50 million in expenditure on major restructuring activities, including £1 million included within share of operating profit in associates. Of this total, £15 million relates to integration projects in acquired businesses. The most significant restructuring projects undertaken during the year included the merging of UK confectionery operations, reorganisation of the Group management structure and integration of the Snapple, Hollywood and Lion Nathan acquisitions.

4   Employees and emoluments

	2002	2001	2000

	£m	£m	£m
Emoluments of employees, including directors, comprised:
Wages and salaries	761	704	620
Social security costs	87	76	64
Other pension costs	39	28	28

	887	808	712

	2002	2001	2000

Average number of full time employees:
Manufacturing	23,843	23,011	23,149
Distribution and marketing	9,615	9,012	8,731
Administration and other	8,856	6,465	4,580

	42,314	38,488	36,460

     A geographical analysis of the number of employees is given in “Business”.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

5   Directors’ Remuneration

     A summary of the total Directors’ emoluments are given in the following table:

Directors’ Remuneration Summary

	2002	2001

	£000	£000
Total Remuneration:
Fees as Directors	450	452
Salaries and other benefits	3,710	3,980
Annual Incentive Plan/BSRP	1,994	2,326
LTIP awards (a)	589	1,550
Gains made on exercise of share options	1,224	215
Payments for former Directors or their dependants:
Compensation for loss of office and other benefits (b)	701	–
Payments for accrued benefits on cessation of employment (b)	632	–
LTIP award paid in shares (a)	16	394
Pensions	26	25

The highest paid director was J F Brock: £3,092,000 (2001: J F Brock: £2,320,000).
(a)	The LTIP awards for 2002 relate to Part II of the 2000-2002 cycle which was earned in 2002.
(b)	J F Brock resigned from the Board on 19 December 2002.

6   Net interest

	2002	2001	2000

	£m	£m	£m
Bank and other loans not wholly repayable within five years	6	6	5
Bank and other loans wholly repayable within five years	106	115	110
Commercial paper	16	31	17
Finance leases	1	2	2
Bank overdrafts and other short-term borrowings	8	10	19

	137	164	153
Less: Interest on short-term investments	(51)	(81)	(128)

Net interest arising in Group Companies	86	83	25
Share of net interest arising in associates	20	23	24

	106	106	49

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

7   Tax on Profit on Ordinary Activities

	2002	2001	2000

	£m	£m	£m
Profit on ordinary activities before taxation:
UK	76	52	41
Overseas	754	761	715

	830	813	756

Tax on profit on ordinary activities:
UK:
Corporation tax	44	80	99
Double tax relief	(19)	(76)	(80)
Deferred tax (see Notes 16 and 17)	11	40	15
Associated undertaking	3	3	6

	39	47	40

Overseas:
Tax payable (including withholding taxes)	221	191	181
Deferred tax (see Notes 16 and 17)	22	2	6
Associated undertakings	7	6	6

	250	199	193

(Over)/under provision in previous years:
Current tax	(23)	(11)	(2)
Deferred tax (see Notes 16 and 17)	(11)	6	(7)

	255	241	224

     The Group’s effective tax rate (excluding tax on disposals of fixed assets, subsidiaries and investments) in 2002 was 30.9% compared to 30.6% in 2001. Tax relief on restructuring costs was taken at 29% in 2002 compared with 26% in 2001.

     £2 million tax was payable on the disposal gains in 2002 (2001: £1 million) (see Note 2).

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

7   Tax on Profit on Ordinary Activities (continued)

     The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the current tax charge as a percentage of profit before tax.

	2002	2001	2000

	%	%	%
UK Corporation Tax rate	30.0	30.0	30.0
Excess of book depreciation over tax depreciation	0.1	(0.4)	(0.1)
Relief for stocks and investment incentives	(0.5)	(0.4)	(0.8)
Capital items not subject to tax	(1.8)	(0.8)	(1.9)
Non-deductible expenses	0.2	(0.7)	2.6
Amortisation of intangibles	(3.1)	(3.0)	(1.7)
Losses of current year not relieved	0.9	–	(0.3)
Losses of current and previous years now relieved	–	(0.3)	(0.1)
Differences in overseas tax rates	3.6	0.7	(0.5)
Over provisions in prior years	(2.7)	(1.4)	(0.2)
Tax on dividends remitted from overseas	1.2	–	–
Other	0.2	–	1.0

Current tax charge as a percentage of profit before tax	28.1	23.7	28.0

     The Group expects the underlying effective tax rate, excluding disposals, to rise to approximately 32% over the next few years.

8   Dividends

	2002	2001	2000

	£m	£m	£m
Ordinary shares
Interim 3.50p per share paid (2001: 3.35p; 2000: 3.20p)	70	67	66
Final 8.00p per share proposed (2001: 7.65p; 2000: 7.30p)	160	155	143

	230	222	209

     The interim dividend was paid on 18 October 2002.

9   Earnings per Ordinary Share

(a) Basic Earnings per Share (“EPS”)

     Basic EPS is calculated on the weighted average of 2,003 million shares (2001: 2,005 million shares; 2000: 2,001 million shares) in issue during the year.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

9   Earnings per Ordinary Share (continued)

(b) Underlying EPS

     The reconciliation between Basic EPS and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	EPS			Earnings

	2002	2001	2000	2002	2001	2000

	pence	pence	pence	£m	£m	£m
Earnings	27.4	27.0	24.8	548	542	496
Adjust for:
Goodwill amortisation	3.2	2.3	0.6	64	46	13
Profit on sale of fixed assets, subsidiaries and
investments, net of tax and minority interests	(0.5)	(1.4)	(1.3)	(10)	(30)	(27)
Major restructuring costs, net of tax	1.9	2.1	1.7	38	43	34

Underlying earnings	32.0	30.0	25.8	640	601	516

(c) Diluted EPS

     Diluted EPS has been calculated based on the Basic EPS Earnings amount above.

     A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2002	2001	2000

	million	million	million
Average shares used in Basic EPS calculation	2,003	2,005	2,001
Dilutive share options outstanding	14	23	20

Shares used in Diluted EPS calculation	2,017	2,028	2,021

     Share options not included in the diluted calculation because they were anti-dilutive in the period totalled 41 million in 2002 (2001: 21 million; 2000: nil).

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

10   Intangible Assets and Goodwill

2002	Goodwill	Intangibles	Total

	£m	£m	£m
Cost at beginning of year	1,019	2,764	3,783
Exchange rate adjustments	(50)	(205)	(255)
Goodwill arising on acquisition of subsidiaries	421	–	421
Intangibles arising on acquisition of brands	–	97	97
Disposals	(1)	–	(1)

Cost at end of year	1,389	2,656	4,045

Amortisation at beginning of year	(62)	–	(62)
Amortisation for year	(64)	–	(64)

Amortisation at end of year	(126)	–	(126)

Net book value at beginning of year	957	2,764	3,721

Net book value at end of year	1,263	2,656	3,919

     Goodwill arising on the acquisition of associated undertakings is included in Investments in associates on the Balance Sheet (see Note 12).

2001	Goodwill	Intangibles	Total

	£m	£m	£m
Cost at beginning of year	825	2,354	3,179
Exchange rate adjustments	(10)	49	39
Goodwill arising on acquisition of subsidiaries	225	–	225
Intangibles arising on acquisition of brands	–	361	361
Goodwill disposed	(21)	–	(21)

Cost at end of year	1,019	2,764	3,783

Amortisation at beginning of year	(16)	–	(16)
Amortisation for year	(46)	–	(46)

Amortisation at end of year	(62)	–	(62)

Net book value at beginning of year	809	2,354	3,163

Net book value at end of year	957	2,764	3,721

     Goodwill arising on the acquisition of associated undertakings is included in Investments in associates on the Balance Sheet (see Note 12).

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

11   Tangible Fixed Assets

(a) Analysis of movements

	Group

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total

	£m	£m	£m	£m
Cost or Valuation
At beginning of year	462	1,799	180	2,441
Exchange rate adjustments	(19)	(44)	(2)	(65)
Additions	18	82	179	279
Additions on acquisitions	56	37	–	93
Transfers on completion	22	184	(206)	–
Disposals	(22)	(51)	–	(73)

At end of year	517	2,007	151	2,675

Depreciation
At beginning of year	(77)	(1,155)	–	(1,232)
Exchange rate adjustments	5	26	–	31
Depreciation for year	(14)	(152)	–	(166)
Disposal	2	41	–	43

At end of year	(84)	(1,240)	–	(1,324)

Net book value at beginning of year	385	644	180	1,209

Net book value at end of year	433	767	151	1,351

     The value of land not depreciated is £100 million (2001: £99 million).

(b) Finance Leases

     The net book value of plant and equipment held under finance leases is made up as follows:

	2002	2001

	£m	£m
Cost	90	99
Less: Accumulated depreciation	(86)	(86)

	4	13

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

11   Tangible Fixed Assets (continued)

(c) Analysis of land and buildings

	Group

	2002	2001

	£m	£m
Analysis of net book value:
Freehold	399	350
Long leasehold	25	27
Short leasehold	9	8

	433	385

Analysis of gross value:
At 1995 valuation
– Existing use	261	284
– Alternative use	1	1
At cost	255	177

	517	462

     The Group properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

	Group

	2002	2001

	£m	£m
Land and buildings at cost	237	252
Accumulated depreciation thereon	(92)	(85)

	145	167

Depreciation charge for the year	7	12

(d) Capital Commitments

     Commitments for capital expenditure contracted for but not provided in the Group Financial Statements at the end of the year were £17 million in 2002 and £17 million in 2001.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

12   Investments

(a) Analysis of components

	Group

	2002	2001

	£m	£m
Shares in associated undertakings
- Listed overseas	25	10
- Unlisted	154	157
Loans to associated undertakings	129	142

Investments in associates	308	309

Shares in subsidiary undertakings	–	–
Loans to subsidiary undertakings	–	–
Listed investments	226	240
Other unlisted investments other than loans	11	6

Investments	237	246

     Details of the principal subsidiary and associated undertakings are set out in Note 29. Listed investments include £226 million (2001: £240 million) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. This represents 52 million shares acquired, which had a market value of £199 million. The cost of providing shares awarded and expected to vest under employee share plans is accrued over the performance period of the plans.

     2 million shares are conditionally gifted to employees. The balance is held for the allocation of awards to employees under the Group’s LTIP, BSRP and the Share Option Plan 1994. Approximately 57 million shares are under option subject to the achievements of certain performance targets by the Group. Group dividends are received on 2 million of the shares (2001: 2 million), the balance receiving only a nominal dividend.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

12   Investments (continued)

(b) Analysis of movements in associated undertakings

	Listed
	overseas	Unlisted	Total

	£m	£m	£m
Cost at beginning of year	4	116	120
Exchange rate adjustments	(1)	(7)	(8)
Additions	15	(4)	11
Disposals	–	(4)	(4)

Cost at end of year	18	101	119

Share of reserves at beginning of year	6	41	47
Exchange rate adjustments	(2)	(4)	(6)
Share of profits after tax	5	22	27
Dividends received	(2)	(11)	(13)
Addition	–	5	5

Share of reserves at end of year	7	53	60

Net book value at beginning of year	10	157	167

Net book value at end of year	25	154	179

Market value of listed investments (2001: £48 million)	53

Tax liability if sold at this value (2001: £11 million)	nil

     Due to changes in tax legislation the tax liability on disposal of our listed overseas investments would be £nil.

     The historical cost of the Group’s equity investment in DPSUBG is £123 million. In addition, the Group acquired a US$150 million high yield bond issued by DPSUBG which is still held at the year end. The Group owns approximately 40% of DPSUBG.

     The Group’s investment in Camelot Group plc (“Camelot”), the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular, it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.

     The Group sold 25% of its shareholding in Camelot to Consignia plc, thereby reducing its holding from 26.7% to 20%, in January 2002.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

12   Investments (continued)

(c) Additional associated undertaking disclosures

     The Group’s share in its associated undertakings’ selected profit and loss and balance sheet items is as follows:

	2002	2001	2000

	£m	£m	£m
Turnover	1,584	1,934	1,930
Fixed assets	129	134	123
Current assets	146	220	241
Liabilities due within one year	(212)	(230)	(208)
Liabilities due after one year	(241)	(336)	(298)

     The Group’s share in selected profit and loss and balance sheet items for its associated undertaking Camelot is as follows:

	2002	2001

	£m	£m
Turnover	942	1,342
Profit before tax	11	11
Tax	(3)	(3)
Profit after tax	8	8

Fixed assets	20	10
Current assets	47	105
Liabilities less than one year	(56)	(101)
Liabilities greater than one year	(1)	–

     Operating profit from associates can be split into the following geographic regions:

	2002	2001	2000

	£m	£m	£m
North America Beverages	36	36	31
Europe Beverages	2	6	7
Africa, India and Middle East	9	7	13
Central and Other	11	8	14

Total	58	57	65

     During the year the Group paid bottling fees to L’Europeenne D’Embouteillage SNC (“EDE”) totalling £47 million (2001: £45 million). The year end net payable by Group companies to EDE was £4 million (2001: £3 million).

     The Group sold beverages concentrate totalling £303 million (2001: £262 million, 2000: £231 million) and paid bottling fees of £12 million (2001: £42 million, 2000: £nil) to DPSUBG. The amount owing by DPSUBG at the year end was £24 million (2001: £32 million), and the amount owing to DPSUBG was £10 million (2001: £nil).

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

12   Investments (continued)

(c) Additional associated undertaking disclosures (continued)

     The Group earned interest of £14m (2001: £13m) from DPSUBG on the outstanding US$150 million loan.

     The Group has a year end payable of £10 million (2001: £nil) to Gumlink A/S.

     The Group also sold other services for £1 million (2001: £1 million) to other associates, purchased other services of £2 million (2001: £1 million) from other associates, and had a year end net receivable of £nil million (2001: £3 million) from other associates.

     All the above transactions took place in the ordinary course of business.

     Goodwill included in the carrying value of associates is £346 million (2001: £372 million).

13   Stocks

	Group

	2002	2001

	£m	£m
Raw materials and consumables	176	169
Work in progress	34	31
Finished goods and goods for resale	318	287

	528	487

      There is no material difference between the carrying value and replacement value of stock.

14   Debtors

	Group

	2002	2001

	£m	£m
Trade debtors	747	725
Amounts owed by subsidiary undertakings	–	–
Amounts owed by associated undertakings	3	7
Tax
- recoverable within one year	36	21
- receivable after more than one year	–	–
Other debtors
- receivable within one year	60	65
- receivable after more than one year	82	88
Prepayments and accrued income	124	90
Deferred tax recoverable after more than one year	–	–

	1,052	996

     Amounts are receivable within one year unless otherwise indicated.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

14   Debtors (continued)

      The movement on allowance for doubtful accounts is as follows:

	2002	2001	2000

	£m	£m	£m
Balance at beginning of year	26	24	28
Exchange adjustments	–	(1)	1
Charged to profit and loss account	4	5	12
Acquisition	1	2	–
Utilised	(4)	(4)	(17)

Balance at end of year	27	26	24

15   Creditors other than borrowings

	2002		2001

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year

	£m	£m	£m	£m
Group
Trade creditors	526	8	477	–
Payments on account	14	–	14	–
Tax on profit	163	39	199	52
Other taxes and social security costs	81	–	77	–
Accruals and deferred income	465	–	450	–
Government grants	–	2	–	2
Other creditors	384	8	320	8
Proposed dividends
– to ordinary shareholders	160	–	154	–
– to minorities	2	–	3	–

	1,795	49	1,694	62

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

16   Provisions for Liabilities and Charges

	Group

				Contractual,
	Deferred	Retirement		legal and
	taxation	benefits	Restructuring	other	Total

	£m	£m	£m	£m	£m
At 3 January 2000	182	58	51	61	352
Exchange rate adjustments	1	1	1	3	6
Expenditure in the year	–	(13)	(66)	(5)	(84)
Acquisitions/Disposals	–	–	8	–	8
Transfer to current tax	(10)	–	–	–	(10)
Profit and loss account	21	11	49	(3)	78

At 31 December 2000	194	57	43	56	350
Exchange rate adjustments	(2)	(1)	–	–	(3)
Profit and loss account	48	8	53	(20)	89
Utilised in the year	–	(22)	(64)	(4)	(90)
Acquisitions/Disposals	(3)	(1)	15	–	11
Transfer from current tax/other
creditors	25	–	–	10	35

At 30 December 2001	262	41	47	42	392
Exchange rate adjustments	(10)	(1)	(1)	–	(12)
Profit and loss account	22	15	53	(20)	70
Utilised in the year	–	(22)	(51)	(2)	(75)
Acquisitions/Disposals	(2)	3	(3)	–	(2)
Transfer from current tax/other
creditors	46	–	–	–	46

At 29 December 2002	318	36	45	20	419

     A further analysis of the Group deferred taxation provision is given in Note 17. The provisions for retirement benefits primarily relate to pension schemes, details of which are given in Note 18.

     The charge to the profit and loss account for restructuring is explained in Note 3. The restructuring expenditure in the year includes £27 million in respect of restructuring charges recorded in 2002 and £26 million in respect of restructuring charges recorded in prior years. Substantially all of the restructuring provision at the end of the year is expected to result in cash expenditure in 2003. Adjustments have been made to the restructuring provision of £3 million to reflect changes in estimates of liabilities from prior years, including £1 million for employee severances.

     The restructuring charge relates mainly to severance costs where factory rationalisation and transfer of production to other Group sites, results in closure of sites and redundancies. The severance programmes impacted 1,100 employees with 497 being manufacturing related, 370 being sales related and 233 being administration related.

     Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but expenditure in 2003 is not expected to be significant. The profit and loss credit comprises releases of £20 million.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

17   Deferred Taxation

     The analysis of the deferred tax liabilities/(assets) included in the financial statements at the end of the year is as follows:

	Group

	2002	2001

	£m	£m
Accelerated capital allowances (“ACAs”)	67	63
Intangibles timing differences	97	64
Short term timing differences	154	135

	318	262

     Gross deferred tax assets at year end are £63 million (2001: £46 million).

     The Group has unrecognised deferred tax liabilities on property revaluations of £5 million (2001: £5 million).

     To the extent that dividends from overseas undertakings are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for other unremitted earnings since these amounts are considered permanently reinvested by subsidiary undertakings and in the case of associated undertakings the taxes would not be material. Distributable earnings retained by overseas subsidiary undertakings and the principal associated undertakings totalled approximately £3,349 million at 29 December 2002. The remittance of these amounts would incur tax at varying rates depending on available foreign tax credits.

     Tax losses carried forward as at 29 December 2002 for offset against future earnings of overseas companies were approximately £73 million (2001: £83 million). The utilisation of losses is dependent upon the level of future earnings and other limiting factors within the countries concerned. Tax losses totalling £7 million have expiration periods in 2003 and 2004, tax losses of £48 million expire in 2005 to 2014 and tax losses totalling £18 million have no expiry date. Other than £4 million in 2002 (2001: £nil), deferred tax has not been recognised on these tax losses as in the opinion of the Directors it is unlikely that these losses will be recovered in the foreseeable future.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

17   Deferred Taxation (continued)

     The analysis of the deferred taxes under US GAAP is as follows:

	2002	2001

	£m	£m
Liabilities
Fixed asset timing differences	67	63
Intangibles timing differences	143	47
Short term timing differences	249	181

	459	291

Assets
Operating losses carried forward	(73)	(25)
Less: Valuation allowance	69	25
Short term timing differences	(59)	(46)

	(63)	(46)

Net deferred tax liability	396	245

     The movement in the valuation allowance during the year is a result of utilisation, or expiry of tax losses.

18   Pension Arrangements and other Post-Retirement Benefits

     The Group has various pension schemes throughout the world and these cover a significant proportion of the current employees. The principal schemes are of the defined benefit type, with benefits accruing based on final salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations. Costs are normally spread as a percentage of payroll.

     In the UK, US and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.

(a) UK GAAP

     The major scheme is the Cadbury Schweppes Pension Fund in the UK for which the last full valuation was carried out as at 5 April 2002 on the projected unit method when the market value of the assets was £1,336 million. The level of funding on the assumptions shown below was 115%.

     The principal long term assumptions used for the actuarial valuation were as follows:

Rate of return on new investments	6.25%
Rate of return on existing investments	6.25%
Earnings increases	4.50%
Pensions increases	2.50%

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

18   Pension Arrangements and other Post-Retirement Benefits (continued)

(a) UK GAAP (continued)

     Credit for the estimated surplus has been spread over the remaining service lives of the existing employees and the net contribution rate on the accruals basis is 6.1% of pensionable payroll. The dates of the latest actuarial reviews of the main schemes for the principal overseas subsidiaries were: Ireland: 5 April 2000, USA: 30 September 2002, Australia: 30 June 2000 and Canada: 1 January 2001. The aggregate market value of these schemes at the relevant review dates was approximately £351 million.

     The total pension cost for the year was £39 million (2001: £30 million; 2000: £28 million), of which £13 million (2001: £10 million; 2000: £11 million) related to the UK and £21 million (2001: £15 million; 2000: £12 million) to the above-mentioned principal overseas funds.

     Additional disclosures regarding the Group’s defined benefit pension schemes and post-retirement medical benefit schemes are required under the transitional provisions of FRS 17 “Retirement Benefits”, and these are set out below. The disclosures relate to the second year of the transitional provisions. They provide information that will be necessary for full implementation of FRS 17.

     The additional disclosures required by FRS 17 are as follows:

	2002	2001

	%	%
Main financial assumptions
Rate of increase in salaries	3.4-4.5	3.5-4.5
Rate of increase in pensions in payment	0-2.25	0-2.5
Rate of increase for deferred pensioners	0-2.25	0-2.25
Discount rate for scheme liabilities	5.5-6.5	6.0-7.0
Inflation	2.25-2.5	2.25-3.00
Medical cost inflation	5.0	5.0

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

18   Pension Arrangements and other Post-Retirement Benefits (continued)

(a) UK GAAP (continued)

     On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the Group Profit and Loss Account and Statement of Total Recognised Gains and Losses for the year ended 29 December 2002 for pension schemes, and post retirement medical benefits, are set out below:

Total

£m
Operating profit
Current service cost	(44)
Past service cost	(2)

Total operating charge	(46)

Interest income
Expected return on post employment scheme assets	126
Interest on post employment plan liabilities	(97)

Net credit to interest income	29

Loss before taxation	(17)

Statement of total recognised gains and losses
Actual return less expected return on post employment scheme assets	(355)
Experience gains and losses arising on the scheme liabilities	(23)
Changes in assumptions underlying the present value of the scheme liabilities	(125)

Actuarial loss recognised in statement of total recognised gains and losses	(503)
Notional deferred tax asset movement	144

Net actuarial loss recognised in statement of total recognised gains and losses	(359)

     The market value of assets, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 29 December 2002 are as follows:

	Expected	Post-retirement	Defined
	long-term	medical benefits	benefit schemes
	rate of return	Market value	Market value

	%	£m	£m
Equities	7.0–11.0	1	965
Bonds	4.8–7.0	1	328
Property	6.0–8.0	–	115
Other	3.0–4.5	–	54

		2	1,462
Present value of scheme liabilities		(14)	(1,837)

Deficit in the schemes before deferred tax		(12)	(375)
Notional deferred tax asset		4	117

Net liability		(8)	(258)

     All schemes are in a net liability position at 29 December 2002.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

18   Pension Arrangements and other Post-Retirement Benefits (continued)

(a) UK GAAP (continued)

     The employer’s cash contribution rate for 2002 was 10% of pensionable earnings and the most recent actuarial valuation has confirmed that this will continue for the foreseeable future. The contribution rate for the next year is 10% of pensionable earnings for the UK schemes. The agreed contribution rates for other schemes vary depending on the scheme.

     The market value of assets, across all significant defined benefit schemes and post-retirement medical benefit schemes, as at 30 December 2001 are as follows:

	Expected	Post-retirement	Defined
	long-term	medical benefits	benefit schemes
	rate of return	Market value	Market value

	%	£m	£m
Equities	7.0–11.0	2	1,167
Bonds	4.5–7.0	1	355
Property	6.0–7.0	–	129
Other	3.0–9.5	–	72

		3	1,723
Present value of scheme liabilities		(13)	(1,622)

(Deficit)/surplus in the schemes before deferred
tax		(10)	101
Notional deferred tax asset/(liability)		3	(19)

Net (liability)/asset		(7)	82

     The contribution rate for 2001 was 10% of pensionable earnings for the UK scheme. The agreed contribution rates for other schemes vary depending on the scheme.

     The net asset of £82 million for the defined benefit schemes includes schemes with net assets of £126 million, and schemes with net liabilities of £44 million.

     Reconciliation of surplus/(deficit) on defined benefit schemes during the year:

2002

£m
Surplus in scheme at beginning of the year	101
Movement in year:
Current service cost	(44)
Contributions	35
Past service cost	(2)
Interest income	29
Liabilities acquired on acquisition	(4)
Actuarial loss	(500)
Exchange gain	10

Deficit in scheme at end of the year	(375)

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

18   Pension Arrangements and other Post-Retirement Benefits (continued)

(a) UK GAAP (continued)

     History of experience gains and losses on pension schemes and post-retirement medical benefits:

	2002

Difference between the expected and actual return on scheme assets:
Amount	(£355m	)
Percentage of scheme assets	24%
Experience gains and losses on scheme liabilities:
Amount	(£23m	)
Percentage of the present value of scheme liabilities:	1%
Total actuarial gain recognised in the statement of total recognised gains and losses
Amount	(£503m	)
Percentage of the present value of scheme liabilities:	27%

     The analysis of reserves that would have arisen if FRS 17 had been fully implemented is as follows:

2002

£m
Profit and loss reserve excluding pension asset	1,564
Amount relating to defined benefit pension scheme asset net of related deferred tax
asset	(266)

Profit and loss reserve	1,298

(b) US GAAP

     The major plans are reviewed in accordance with Statement of Financial Accounting Standard (“SFAS”) 87 annually and the disclosures below have been presented in accordance with SFAS 132. Post retirement medical benefit plans are assessed annually for materiality. Amounts for these plans were not material and consequently have not been disclosed. The net periodic pension cost for the major plans under SFAS 87 was made up as follows:

	2002	2001	2000

	£m	£m	£m
Service cost	49	51	47
Employee contributions	(7)	(8)	(8)
Interest cost	97	92	88
Expected return on assets	(114)	(113)	(104)
Amortisation of prior year service cost	1	(1)	(1)
Amortisation of transitional amount	3	–	–
Recognition of actuarial gain	(4)	(8)	(5)

	25	13	17

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

18   Pension Arrangements and other Post-Retirement Benefits (continued)

(b) US GAAP (continued)

	2002	2001	2000

	£m	£m	£m
The US GAAP amounts recognised in the consolidated financial statements were:
Prepaid benefit cost	40	33	30
Accrued benefit liability	(80)	(87)	(99)
Intangible asset	11	–	–
Minimum additional liability	123	–	–
Accumulated other comprehensive income	112	–	–

     For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period.

     The weighted average assumptions used were as follows:

	2002	2001	2000

	%	%	%
Discount rate	5.7	6.0	6.5
Long-term rate of return on assets	7.1	6.8	7.0
Earnings increase	4.3	4.4	4.9

The movement in the benefit obligation and plan assets was as follows:

	2002	2001	2000

	£m	£m	£m
Benefit Obligation
At beginning of year	1,548	1,482	1,385
Other additional plans	16	–	–
Exchange rate adjustments	(6)	(9)	4
Service cost	42	43	39
Interest cost	97	92	88
Acquisitions/disposals	–	–	2
Actuarial loss	124	8	27
Amendments	2	–	14
Benefits paid	(77)	(76)	(85)
Employee contributions	8	8	8

At end of year	1,754	1,548	1,482

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

18   Pension Arrangements and other Post-Retirement Benefits (continued)

(b) US GAAP (continued)

	2002	2001	2000

	£m	£m	£m
Plan Assets
At beginning of year	1,575	1,890	1,665
Other additional plans	15	–	–
Exchange rate adjustments	4	(13)	4
Actual return on plan assets	(177)	(265)	275
Employer contributions	32	31	23
Employee contributions	8	8	8
Benefits paid	(76)	(70)	(85)
Expenses and tax paid	(1)	(6)	–

At end of year	1,380	1,575	1,890

Funded status	(374)	27	408
Unrecognised prior service cost	8	10	8
Unrecognised transition amount	3	5	4
Unrecognised net actuarial loss/(gain)	323	(96)	(489)

Accrued benefit	(40)	(54)	(69)

	2002	2001	2000

	£m	£m	£m
The aggregate funded status of pension plans can be analysed as follows:
For plans with Projected Benefit Obligation in excess of plan assets
Aggregate Projected Benefit Obligation	1,744	157	185
Aggregate fair value of plan assets	1,369	90	139
The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analysed as follows:
Aggregate Accumulated Benefit Obligation	1,422	130	111
Aggregate fair value of plan assets	1,228	90	89

19   Borrowings

(a) Analysis of net borrowings

	2002	2001

	£m	£m
Net cash:
Cash at bank and in hand	175	134
Bank overdrafts	(38)	(27)

	137	107
Liquid resources	297	323
Other short-term borrowings	(752)	(668)
Long-term borrowings	(1,528)	(1,399)

	(1,846)	(1,637)

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

19   Borrowings (continued)

(b) Reconciliation of net debt

		Liquid		Total net
	Net cash	resources	Borrowings	borrowings

	£m	£m	£m	£m
At 2 January 2000	117	410	(709)	(182)
Cash flow for the year	(18)	(62)	(587)	(667)
Assumed on acquisition	4	–	(329)	(325)
Exchange rate adjustments	(3)	(14)	(38)	(55)

At 31 December 2000	100	334	(1,663)	(1,229)
Cash flow for the year	(1)	(29)	(355)	(385)
Assumed on acquisition	13	–	(21)	(8)
Accretion of interest	–	–	(5)	(5)
Exchange rate adjustments	(5)	18	(23)	(10)

At 30 December 2001	107	323	(2,067)	(1,637)
Cash flow for the year	29	(22)	(277)	(270)
Assumed on acquisition	–	–	(22)	(22)
Accretion of interest	–	–	(6)	(6)
Exchange rate adjustments	1	(4)	92	89

At 29 December 2002	137	297	(2,280)	(1,846)

(c) Detailed Analysis of Borrowings

	2002		2001

	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year

	£m	£m	£m	£m
Group
Secured
Bank overdrafts	2	–	2	–
Other loans	6	–	2	1
European Bank for Reconstruction and
Development Loan	19	–	4	21
Unsecured
Zero Coupon Convertible Debentures	62	–	–	89
Medium Term Notes	126	1,487	122	1,246
Obligations under perpetual loan (EUR51 million)	13	21	11	31
Commercial paper	486	–	512	–
Bank loans in foreign currencies	35	4	15	4
Bank overdrafts	36	–	25	–
Other loans	1	2	–	1
Obligations under finance leases (see Note 24)	4	14	2	6

	790	1,528	695	1,399

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

19   Borrowings (continued)

(c) Detailed Analysis of Borrowings (continued)

     The Group’s borrowings limit at 29 December 2002 calculated in accordance with the Articles of Association was £11,718 million. The lowest limit to which it is subject under its borrowing facilities was £4,262 million at 29 December 2002.

     The security, for the borrowings shown above as secured, is by way of charges on the properties of the Group companies concerned. At 29 December 2002, the book value of assets pledged as collateral for secured loans was £30 million (2001: £41 million). Borrowings include £19 million (2001: £25 million) which are secured by means of fixed charges on the property of overseas subsidiaries.

     The Zero Coupon Convertible Debentures were convertible into common stock of Triarc Companies Inc. (the former owners of Snapple Beverage Group). The stock required to satisfy the conversion obligations was held in escrow for the benefit of debenture holders. They were redeemed on 10 February 2003.

     Medium Term Notes and Commercial Paper which have been swapped into another currency are presented at the swapped value. Medium Term Notes mature between 2003 and 2008.

     The obligation under the perpetual loan represents the present value of the future interest payments on the principal amount of EUR244 million (formerly FFr1,600 million) which terminate in 2005; the interest rate is variable, based on the Euro Inter-Bank Offered Rate (formerly Paris Inter-Bank Offered Rate).

     A subsidiary of the Group has borrowed £621 million (2001: £684 million) which is guaranteed by letters of credit. These letters of credit are backed by security over certain assets of another subsidiary of the Group. The lender’s sole recourse under this arrangement is to the letters of credit. The financing has been accounted for as a fully offsetting arrangement in the Group Balance Sheet and the Notes to the Financial Statements and meets the criteria for offset in accordance with FRS 5.

     Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 3.0% (2001: 3.5%). The amount of non-interest bearing loans is negligible.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

19   Borrowings (continued)

(d) Maturities of Borrowings

     Repayments fall due in the following periods:

	Group

	Bank loans and		Finance		Other
	overdrafts		leases		borrowings		Total

	2002	2001	2002	2001	2002	2001	2002	2001

	£m	£m	£m	£m	£m	£m	£m	£m
Within one year or on
demand	98	58	4	2	689	635	791	695
Between one and two years	3	36	4	2	208	257	215	295
Between two and three
years	1	13	3	2	218	170	222	185
Between three and four
years	–	7	3	1	756	201	759	209
Between four and five years	–	–	2	–	290	688	292	688
After five years	–	–	2	1	37	21	39	22

	102	114	18	8	2,198	1,972	2,318	2,094

	Group

	2002	2001

	£m	£m
Analysis of long-term borrowings:
Borrowings repayable by instalments:
Within five years	69	60
After five years	4	2

	73	62
Borrowings wholly repayable after five years	35	20

	108	82

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

19   Borrowings (continued)

(e) Borrowing facilities

     At 29 December 2002, the Group had undrawn committed borrowing facilities analysed as follows:

			Expiring
	Expiring		between one		Extending
	within		and two		beyond
	one year		years		two years

	2002	2001	2002	2001	2002	2001

	£m	£m	£m	£m	£m	£m
Revolving Credit Facilities	–	–	1,172	–	2,813	1,031
Commercial paper back-up facilities	79	95	–	–	–	–

     The Revolving Credit Facilities consist primarily of a US$2,500 million (£1,563 million) tranche expiring in December 2007, a US$2,000 million (£1,250 million) tranche expiring in December 2005 and a US$1,600 million (£1,000 million) tranche expiring in December 2003. The Group has an option to convert the last tranche into a term loan repayable within twelve months from the date of exercise of the option. The margins payable on drawings under these facilities are between 0.4% and 0.65% per annum and commitment fees on undrawn amounts are between 0.12% and 0.26% per annum.

     These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. There are in addition other uncommitted facilities available to the Group.

20   Derivatives and other Financial Instruments

(a) Treasury Risk Management

     The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit.

     Substantially all financial instruments hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur.

     Further discussion of the Group’s objectives, policies and strategies with regard to derivatives and financial instruments can be found in “Management’s Discussion and Analysis of Results and Operations” and “Risk Management”.

     As permitted by FRS 13, short-term debtors and creditors have been excluded from these disclosures other than the currency disclosures.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

20   Derivatives and other Financial Instruments (continued)

(b) Interest rate and currency of borrowings

     After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

At 29 December 2002:

				Effect
			Cash	of	2002
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings

	£m	£m	£m	£m	£m
Sterling	143	160	(199)	360	464
Euro	172	94	(47)	122	341
US Dollar Bloc	107	1,082	(103)	(133)	953
Australia/New Zealand Dollars	125	52	(47)	(4)	126
Others	379	4	(76)	(345)	(38)

	926	1,392	(472)	–	1,846

At 30 December 2001:

				Effect
			Cash	of	2001
	Floating rate	Fixed rate	and liquid	currency	Total net
	borrowings	borrowings	resources	swaps	borrowings

	£m	£m	£m	£m	£m
Sterling	123	150	(254)	260	279
Euro	167	34	(36)	(149)	16
US Dollar Bloc	533	667	(85)	152	1,267
Australia/New Zealand Dollars	84	62	(24)	–	122
Others	270	4	(58)	(263)	(47)

	1,177	917	(457)	–	1,637

     Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and liquid resources, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

20   Derivatives and other Financial Instruments (continued)

(b) Interest rate and currency of borrowings (continued)

     Further analysis of the Group’s fixed rate borrowings was as follows:

     At 29 December 2002:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	260	(100)	160	5.8	2.9
Euro	(109)	203	94	2.5	2.6
US Dollar Bloc	804	278	1,082	5.0	3.5
Australia/New Zealand
Dollars	3	49	52	5.7	2.0
Others	165	(161)	4	2.4	1.2

	1,123	269	1,392	5.0	3.3

     In addition to the above fixed rate borrowing analysis, forward starting USD interest rate swaps of £500 million have been executed to hedge exposure arising from the acquisition of Adams at a weighted average interest rate of 3.6% and a weighted average life of 4.5 years.

     At 30 December 2001:

					Weighted
				Weighted	average
		Effect of	Effective	average	time for
	Fixed rate	interest rate	fixed rate	interest	which rate
	borrowings	swaps	borrowings	rate	is fixed
	£m	£m	£m	%	Years

Sterling	175	(25)	150	5.8	3.9
Euro	(81)	115	34	(0.7)	2.3
US Dollar Bloc	718	(51)	667	6.0	3.0
Australia/New Zealand
Dollars	–	62	62	5.4	0.6
Others	111	(107)	4	2.8	2.7

	923	(6)	917	5.7	2.9

(c) Currency analysis of net assets

     As explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, where practicable it is the Group’s policy to hedge all exposure to monetary assets and liabilities fully.

     Foreign currency assets and liabilities do not generate any material gain or loss in the profit and loss account. This is either because they are denominated in the functional currency of the operating company in which they arise, or have been hedged into that currency, or because they qualify under SSAP 20 (a foreign currency borrowing providing a hedge against a foreign equity investment).

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

20   Derivatives and other Financial Instruments (continued)

(c) Currency analysis of net assets (continued)

     The Group’s borrowings and net assets by currency at 29 December 2002 were as follows:

	2002			2001

	Net	Net
	assets by	external
	currency of	borrowings	Net	Net
	operations (a)	by currency	investments	investments

	£m	£m	£m	£m
Sterling	39	(464)	(425)	(171)
Euro	1,143	(341)	802	745
US Dollar Bloc	2,939	(953)	1,986	1,867
Australia/New Zealand Dollars	265	(126)	139	125
Others	496	38	534	342

	4,882	(1,846)	3,036	2,908

(a)	Net assets as stated exclude net borrowings and include equity minority interests.

(d) Interest Rate Risk Management

     The Group uses a combination of long-term and short-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. The aggregate currency impact of these swaps is shown in Note 20(b) above. Details of the fixed rate element of the swap portfolio are shown in the table below:

Analysis of Derivative Instruments
		Weighted	Weighted
		average	average
	Notional	interest	remaining	Final
	principal	rate	maturity	maturity
	£m	%	Years	Year

Currency Instrument
Sterling:
Receive Fixed	168	5.97	3.6	2003-06
Pay Fixed	50	5.94	0.9	2003
Euro:
Receive Fixed	75	4.11	2.2	2005
Pay Fixed	277	6.39	2.5	2005
US Dollar:
Receive Fixed	188	7.64	2.4	2005-06
Pay Fixed	438	4.75	4.2	2004-08
Forward Start Pay Fixed (2003)	500	3.60	4.5	2007-08
Other:
Receive Fixed	176	2.16	4.1	2004-08
Pay Fixed	92	5.51	0.8	2003-04
Forward Start Pay Fixed (2003)	70	5.74	1.2	2004-05

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

20   Derivatives and other Financial Instruments (continued)

(d) Interest Rate Risk Management (continued)

     On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of three month or six month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at three month or six month LIBOR plus an average margin of 0.57%.

     The differential to be paid or received on swap agreements is accrued as interest rates change and is recognised within net interest expense over the lives of the respective agreements. Any net asset or liability arising on conversion into sterling of the principal amounts of cross currency swaps is included on the Balance Sheet (see Note 19).

     In addition to the above, the Group also has in place a number of cross-currency swaps which effectively swap floating rate Medium Term Note funding from Hong Kong Dollars and Japanese Yen (with a value of £181 million) to three month floating rate US Dollar LIBOR plus an average margin of 0.13%.

(e) Fair values of financial instruments

     The comparison of book and fair values of all the Group’s financial instruments is set out below. The estimated fair value of cash at bank and in hand approximates their carrying values due to their short maturities. The fair values of liquid resources and debt are based on, where available, market values. In the absence of market values fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. The fair values of derivative instruments are based on the estimated amount the company would receive or pay if the transaction was terminated, taking into account prevailing interest and exchange rates.

	2002		2001

	Book	Fair	Book	Fair
	value	value	value	value

	£m	£m	£m	£m
Cash at bank and in hand	175	175	134	134
Liquid resources	297	298	323	324
Debt	(2,325)	(2,365)	(2,094)	(2,096)
Derivatives to manage interest rate and currency of
borrowings	7	(8)	–	1

Net borrowings	(1,846)	(1,900)	(1,637)	(1,637)

Quarterly Income Preferred Securities (see Note 22)	(250)	(255)	(276)	(283)

Derivatives relating to net borrowings
Assets:
Currency and interest rate swaps	12	44	15	45
Interest rate swaps	–	7	–	7
Liabilities:
Currency and interest rate swaps	(5)	–	(15)	(16)
Interest rate swaps	–	(51)	–	(34)
Other assets
Currency exchange contracts	–	18	–	18
Other liabilities
Currency exchange contracts	–	(26)	–	(14)

     Disclosures about the fair value of commodities futures contracts have not been made because, in the Directors’ opinion, such disclosure would be seriously prejudicial to the interests of the Group given the Group’s significant participation in the Cocoa futures market.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

20   Derivatives and other Financial Instruments (continued)

(f) Hedges of future transactions

     The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

			Total net
	Gains	Losses	gains/(losses)

	£m	£m	£m
Unrecognised gains and losses on hedges at 30
December 2001	55	(49)	6
Gains and losses arising before 30 December 2001 that
were recognised in 2002	18	(17)	1

Gains and losses arising before 30 December 2001 that
were not recognised in 2002	37	(32)	5
Gains and losses arising in 2002 that were not recognised in
2002	26	(46)	(20)

Unrecognised gains and losses on hedges at 29
December 2002	63	(78)	(15)

Of which:
Gains and losses expected to be recognised in 2003	18	(28)	(10)
Gains and losses expected to be recognised in 2004 or
later	45	(50)	(5)

     The Group held contracts to exchange the following foreign currency amounts:

	Contract Amount

	2002	2001

	£m	£m
Contracts to sell foreign currency against sterling	570	549
Contracts to purchase foreign currency against sterling	879	680
Contracts to sell/purchase foreign currency against other foreign
currency	146	273

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

21   Capital and Reserves

(a) Share Capital of Cadbury Schweppes plc

	2002	2001

	£m	£m
Authorised Share Capital:
Attributable to equity interests:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid Share Capital:
Attributable to equity interests:
Ordinary shares (2,057 million of 12.5p each) (2001: 2,047 million)	257	256

(b) Ordinary Shares

     During the year 9,718,573 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 30).

     The nominal value of ordinary shares issued during the year was £1 million. There were no other changes in the issued ordinary share capital of the Company during the year.

     During 2001 8,521,184 ordinary shares of 12.5p were allotted and issued upon the exercise of share options.

     The nominal value of ordinary shares issued during the year was £1 million. There were no other changes in the issued ordinary share capital of the Company during 2001.

     During 2000 18,084,809 ordinary shares of 12.5p were allotted and issued upon the exercise of share options.

     The nominal value of ordinary shares issued during the year was £2 million. There were no other changes in the issued ordinary share capital of the Company during 2000.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

21   Capital and Reserves (continued)

(c) Movements on capital and reserves - Group

				Capital
	Share	Share	Revaluation	redemption	Retained
	Capital	premium	reserve	reserve	profits	Total

	£m	£m	£m	£m	£m	£m
At 3 January 2000	253	942	61	90	806	2,152
Exchange rate adjustments	–	–	1	–	62	63
Shares issued for cash	2	49	–	–	(8)	43
Retained profit for year	–	–	–	–	287	287

At 31 December 2000	255	991	62	90	1,147	2,545
Shares issued for cash	1	28	–	–	(11)	18
Revaluation of fixed assets	–	–	(3)	–	–	(3)
Retained profit for year	–	–	–	–	320	320

At 30 December 2001	256	1,019	59	90	1,456	2,880
Exchange rate adjustments	–	–	–	–	(217)	(217)
Shares issued for cash	1	31	–	–	(6)	26
Write back goodwill
previously written off to
reserves	–	–	–	–	13	13
Retained profit for year	–	–	–	–	318	318

At 29 December 2002	257	1,050	59	90	1,564	3,020

     The historical cost profit for the financial year was £548 million (2001: £542 million; 2000: £496 million) and the historical cost retained profit was £318 million (2001: £320 million; 2000: £287 million).

     The gain on translation of long-term foreign currency borrowings by UK companies was £89 million (2001: £10 million; 2000: £nil) all of which was taken to reserves since these borrowings were used to hedge assets and liabilities in the same currencies.

     During the year the Company received £32 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £26 million to the Company for the issue of these shares and the balance of £6 million comprised contributions from an employee share trust funded by subsidiary undertakings.

     Total goodwill written off to reserves on businesses continuing within the Group amounts to £1,749 million, of which £1,668 million has been written off since 3 January 1988.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

22   Minority Interests

	Equity		Non-Equity

	2002	2001	2002	2001

	£m	£m	£m	£m
At beginning of year	28	27	275	266
Exchange rate adjustments	(3)	–	(26)	8
Share of profit after tax	3	5	24	25
Dividends declared	–	(2)	(23)	(24)
Purchase of shares from minorities	(23)	(2)	–	–
Acquisition of minority interest	8	–	–	–
Investment by minority interest	3	–	–	–

At end of year	16	28	250	275

     The non-equity minority interest represents US$400 million of 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities, Series A (liquidation preference $25 per security) issued by Cadbury Schweppes Delaware, LP, and guaranteed as to certain payments by the Company, are traded on the New York Stock Exchange.

23   Acquisitions

     The largest acquisition during 2002 was Dandy, a Danish chewing gum company with operations in Denmark, Scandinavia, the Benelux Countries and Russia. This completed in September 2002 for £222 million. The acquisition included fixed assets with a fair value of £29 million and net working capital of £27 million. The intangible asset arising on the acquisition has been allocated on a preliminary basis to goodwill ( £166 million). A revised allocation will be made in 2003.

      There were four other large acquisitions during the year:

     Squirt, a Mexican soft drinks brand in February 2002, and the intangible asset that arose on the acquisition of £55 million has been allocated to brand value.

     A 65% equity share of Kent, a Turkish sugar confectionery company for £70 million in May 2002. The net assets acquired were £15 million, and the intangible that arose on acquisition was £55 million, split between brands (£24 million) and goodwill (£31 million).

     Nantucket Allserve, Inc, a US premium beverage company in May 2002. The net assets acquired were £8 million, and the intangible that arose on the Group’s acquisition was £41 million, split between brands (£20 million) and goodwill (£21 million).

     The remaining 72% of Apollinaris & Schweppes, a German beverage associate, for £115 million in November 2002. The net assets acquired were £11 million, and the intangible that arose on acquisition was £104 million, which has all been allocated to goodwill. Previously the Group owned 28% and accounted for Apollinaris & Schweppes as an associate.

     The Group also increased its ownership percentage in two Cadbury companies. The Group purchased 44% of the outstanding share capital of Cadbury India throughout the year for £111 million. This was previously owned by the minority interest. Goodwill arose of £88 million on these transactions. The Group now owns over 94% of Cadbury India. The Group also purchased a further 6% of its associate company, Cadbury Nigeria. The Group now owns 46% of Cadbury Nigeria.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

23   Acquisitions (continued)

     Except for goodwill arising on Apollinaris & Schweppes none of the goodwill arising in 2002 is deductible for tax purposes.

     In addition the Group announced on 17 December 2002 that it had signed an agreement to purchase the Adams confectionery business for US$4.2 billion (£2.7 billion) from Pfizer Inc. The acquisition price includes US$450 million for expected tax benefits. The acquisition is expected to include fixed assets of US$350 million, working capital of US$100 million, and intangible assets of US$3.75 billion. The split of intangibles between goodwill and brands has not yet been determined. The acquisition is expected to close at the end of the first quarter of 2003.

     A summary of assets and liabilities arising on acquisitions during the year is set out below:

				All other
		Dandy		acquisitions

		Fair			Fair		Total
	Local book	value	Fair	Local book	value	Fair	fair
	values	adjustments	value	values	adjustments	value	value

	£m	£m	£m	£m	£m	£m	£m
Intangible fixed assets	–	–	–	99	(2)	97	97
Tangible fixed assets	45	(16)	29	67	(1)	66	95
Stocks	12	–	12	16	(1)	15	27
Debtors	26	–	26	46	8	54	80
Creditors and provisions	(22)	–	(22)	(54)	(3)	(57)	(79)
Other	11	–	11	(29)	1	(28)	(17)
Minority interests	–	–	–	20	(5)	15	15

	72	(16)	56	165	(3)	162	218

Goodwill			166			255	421

							639

Cash consideration							628
Transaction costs							11

Cash paid							639
Net cash acquired							(11)

Net cash paid							628

     Due to the proximity of the acquisitions to the year end, the related fair values are stated on a provisional basis.

     Included in the above table are net adjustments on 2001 acquisitions of £1 million relating to the finalisation of opening balance sheets and finalisation of acquisition costs, which increased goodwill on acquisition.

     The acquisitions in 2002 had a net positive impact of £3 million on earnings and a negative impact of £628 million on cash flow. These acquisitions contributed £140 million of turnover and £19 million of operating profit to the Group’s results for the year.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

23   Acquisitions (continued)

     The largest acquisition during 2001 was the acquisition of Orangina Pampryl, the soft drinks brands and businesses of Pernod Ricard, which was completed in October 2001. The total cost of the acquisition was £445 million. The acquisition included assets with a fair value of £42 million, and net working capital of £10 million. The intangible asset arising on the acquisition has been split between brands (£222 million) and goodwill (£171 million). In July 2001, the Group completed the acquisition of La Casera, a Spanish soft drinks manufacturer, for £65 million. The intangible asset arising on the acquisition has been allocated to brands (£53 million).

     In September 2001, the Group completed the acquisition of the ReaLemon and ReaLime brands for £88 million. The intangible asset arising has been allocated to brands (£86 million).

     The Group also completed the acquisitions of Slush Puppie, Carteret (a US beverage operation), Spring Valley (a juice brand in Australia), Mantecol (an Argentinean confectionery brand) and Mother Earth (a New Zealand health food company). These businesses were acquired primarily to strengthen the Group’s business in North America, Europe, Australia and Latin America. The Group also purchased the outstanding 20% of Cadbury Egypt for £6 million. A summary of assets and liabilities arising on acquisitions during 2001 is set out below:

					All other
	Orangina				acquisitions

		Accounting	Fair			Total
	Local book	policy	value	Fair	Fair	fair
	values	harmonisation	adjustments	value	value	value

	£m	£m	£m	£m	£m	£m
Intangible fixed assets	14	(14)	222	222	139	361
Tangible fixed assets	42	–	–	42	31	73
Stocks	27	–	–	27	8	35
Debtors	63	–	(1)	62	15	77
Creditors and provisions	(81)	5	–	(76)	(29)	(105)
Other	(3)	–	–	(3)	(6)	(9)
Minority interests	–	–	–	–	2	2

	62	(9)	221	274	160	434

Goodwill				171	54	225

				445	214	659

Cash consideration				447	217	664
Transaction costs				7	–	7
Net cash acquired				(9)	(3)	(12)

				445	214	659

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

23   Acquisitions (continued)

     The most significant acquisition during 2000 was Snapple Beverage Group which was completed in October. The total cost of the acquisition was £1.2 billion, of which £139 million was not payable until 2001 and was paid during the year. The intangible asset arising on the acquisition was split between brands ( £518 million) and goodwill ( £639 million).

     In July 2000, the Group completed the acquisition of Mauna La’i, a US tropical juice brand for £9 million which also represented the total goodwill capitalised.

     The acquisition of Hollywood, a chewing gum and candy business in France, was completed in August 2000. The acquisition included tangible fixed assets with a fair value of £21 million and net working capital with a fair value of £6 million. The intangible asset arising on the acquisition was split between brands ( £77 million) and goodwill ( £58 million).

     In September 2000, the Group acquired the Australian bottling operations of Lion Nathan. The acquisition included tangible fixed assets and net working capital with fair values of £21 million and £15 million respectively. The goodwill arising on the acquisition was £6 million.

     In December 2000, the Group completed the acquisition of the outstanding 45% minority in its South African subsidiary, Cadbury Schweppes (South Africa) Ltd, for £143 million.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

23   Acquisitions (continued)

     Other acquisitions completed during 2000 included Wuxi Leaf Confectionery Co. Ltd, a Chinese chewing gum company, and the shares in Schweppes Zimbabwe not already owned by the Group. In addition, DPSUBG, the Group’s US beverages associate, completed the acquisition of Grant-Lydick Beverages Company.

     A summary of intangible assets arising on acquisitions during 2000 is set out below:

					All other
		Snapple			acquisitions

		Accounting	Fair			Total
	Local book	policy	value	Fair	Fair	fair
	values	harmonisation	adjustments	value	values	value

	£m	£m	£m	£m	£m	£m
Intangible fixed assets	–	–	518	518	77	595
Tangible fixed assets	22	(1)	–	21	44	65
Stocks	43	–	–	43	18	61
Debtors	58	(1)	–	57	23	80
Creditors and provisions	(74)	–	–	(74)	(21)	(95)
Other	2	–	–	2	3	5
Minority interests	–	–	–	–	88	88

	51	(2)	518	567	232	799

Goodwill				639	133	772

				1,206	365	1,571

Cash consideration				(716)	(365)	(1,081)
Deferred consideration				(139)	–	(139)
Transaction costs				(22)	–	(22)
Net borrowings acquired				(329)	–	(329)

				(1,206)	(365)	(1,571)

     All acquisitions have been accounted for using the purchase method of accounting.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

24   Leasing Commitments

     The future minimum lease payments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

	Finance		Operating
	leases		leases

	2002	2001	2002	2001

	£m	£m	£m	£m
Within one year	4	3	42	38
Between one and two years	4	2	36	29
Between two and three years	4	2	29	25
Between three and four years	3	1	20	16
Between four and five years	2	1	17	14
After five years	2	1	106	82

	19	10	250	204
Less: Finance charges allocated to future periods	(1)	(2)	–	–

	18	8	250	204

     The minimum annual lease payments in 2003, to which the Group was committed under non-cancellable operating leases as at the year end, were as follows:

	Property		Plant and equipment

	2002	2001	2002	2001

	£m	£m	£m	£m
On leases expiring:
Within one year	3	4	2	3
Between one and five years	10	7	13	11
After five years	13	12	1	1

	26	23	16	15

     The Group leases certain land and buildings on short-term and long-term operating leases. The rents payable under these leases are subject to renegotiation at various intervals specified in the leases. The Group pays all insurances, maintenance and repairs on these properties.

     Operating lease expenses charged in the Profit and Loss Account are as follows:

		Plant and
	Property	equipment

	£m	£m
2002	25	32
2001	24	27
2000	18	20

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

25    Contingent Liabilities and Financial Commitments

(a)	The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 29 December 2002 being £2,188 million (2001: £1,959 million). The Company has also guaranteed certain contingent liabilities of some undertakings in which it has an equity interest, the maximum liability at 29 December 2002 being £12 million (2001: £12 million).

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £50 million (2001: £52 million).

(c)	The Group has given a number of indemnities on certain disposals including as to ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(d)	Concentration of Credit Risk: Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(e)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.

26   Cash Flow from Operating Activities

	2002	2001	2000

	£m	£m	£m
Group operating profit	866	831	713
Depreciation	166	162	153
Goodwill amortisation	64	46	13
Cash items relating to restructuring provisions	3	(12)	(2)
Cash items relating to retirement benefits	(8)	(14)	(6)
Changes in working capital
- Stocks	(26)	(2)	6
- Debtors	(4)	(17)	(82)
- Creditors	35	107	113

	1,096	1,101	908

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

27   Foreign Currency Translation

     The principal exchange rates used for translation purposes were as follows ( £1=):

	2002	2001	2000	2002	2001
	Average	Average	Average	Closing	Closing

US dollar	1.50	1.44	1.52	1.60	1.45
Canadian dollar	2.36	2.24	2.25	2.51	2.31
Australian dollar	2.77	2.78	2.61	2.86	2.84
Euro	1.59	1.61	1.64	1.54	1.64
South African rand	15.8	12.5	10.5	14.0	17.4
Mexican peso	14.5	13.5	14.4	16.5	13.3

28   Post Balance Sheet Events

     There have been no post balance sheet events requiring disclosure since 29 December 2002.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

29   Group Companies

Proportion of
		Country of	issued share
		incorporation	capital held
	Activities	and operation	if not 100%

Details of principal associated undertakings
Camelot Group plc*	(c)	Great Britain (ii)	20%
L’Europeenne D’Embouteillage SNC	(b)	France	50%
Dr Pepper/Seven Up Bottling Group, Inc	(b)	US	40.4%
Cadbury Nigeria PLC (listed)	(a)	Nigeria	46%
Crystal Candy (Private) Ltd	(a)	Zimbabwe (i)	49%
Gumlink A/S	(a)	Denmark	25%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)
United Kingdom
Cadbury Trebor Bassett (an unincorporated partnership
operating in Great Britain between Cadbury Ltd,
Trebor Bassett Ltd and The Lion Confectionery Co Ltd)	(a)
Cadbury International Ltd	(a)	Great Britain
Reading Scientific Services Ltd*	(c)	Great Britain

Europe
Schweppes Belgium SA	(b)	Belgium
Cadbury France SA	(a)	France
Centre d’Elaboration des Concentres Orangina	(b)	France
Orangina Pampryl SA	(b)	France
Schweppes France	(b)	France
Apollinaris & Schweppes GmbH & Co	(b)	Germany
Piasten Schokoladenfabrik Hofmann GmbH & Co KG	(a)	Germany
Cadbury Ireland Ltd	(a)	Ireland
Cadbury Schweppes International Beverages Ltd	(b)	Ireland
Cadbury Nederland BV	(a)	Netherlands
Schweppes International Ltd*	(b)	Netherlands+ (i)
Cadbury Wedel Sp. zo.o	(a)	Poland
Cadbury Portugal - Produtos de Confeitaria Lda	(a)	Portugal
Schweppes Portugal, SA	(b)	Portugal
Cadbury O.O.O.	(a)	Russia
Cadbury Dulciora SL	(a)	Spain
Schweppes SA	(b)	Spain
Dandy A/S	(a)	Denmark

Americas
Cadbury Stani SAIC	(a)	Argentina (ii)
Cadbury Beverages Canada Inc	(b)	Canada
Cadbury Trebor Allan Inc	(a)	Canada
Cadbury Aguas Minerales, SA de CV	(b)	Mexico (i)(ii)
Dr Pepper/Seven Up, Inc	(b)	US
Jaret International (CS) Inc	(a)	US
Mistic Brands, Inc	(b)	US
Mott’s Inc	(b)	US
Orangina Beverages, Inc	(b)	US
Snapple Beverage Corp	(b)	US

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

29   Group Companies (continued)

Proportion of
		Country of	issued share
		incorporation	capital held
	Activities	and operation	if not 100%

Operating companies continued
Stewart’s Beverage, Inc	(b)	US
Yoo-Hoo Chocolate Beverage Corp	(b)	US
Nantucket Allserve Inc	(b)	US
Other overseas:
Cadbury Schweppes Pty Ltd	(a)(b)	Australia
Cadbury Food Co Ltd China	(a)	China
Trebor Wuxi Confectionery Company Ltd	(a)	China
Cadbury Egypt	(a)	Egypt
Food Industries Development Company (Bim Bim)	(a)	Egypt
Cadbury Egypt Group for Food Industries Company	(a)	Egypt
Cadbury Ghana Ltd	(a)	Ghana
Cadbury Four Seas Company Ltd	(a)	Hong Kong	70%
Cadbury India Ltd	(a)	India	94%
PT Cadbury Indonesia	(a)	Indonesia
Cadbury Japan Ltd	(a)	Japan
Cadbury Kenya Ltd	(a)	Kenya
Cadbury Confectionery Malaysia SB	(a)	Malaysia	65.5%
Cadbury Confectionery Ltd	(a)	New Zealand
Cadbury Pakistan Ltd	(a)	Pakistan	96%
Cadbury Singapore Pte Ltd	(a)	Singapore
Bromor Foods (Pty) Ltd	(a)	South Africa
Cadbury (Pty) Ltd	(a)	South Africa
Chapelat-Humphries Investments (Pty) Ltd	(a)	South Africa
Kent Gida Maddeleri Sanayiive Ticaret Anonim Sirketi	(a)	Turkey	65%

Finance and holding companies:
Berkeley Square Investments Ltd*	(c)	Great Britain
Cadbury Schweppes Finance p.l.c.*	(c)	Great Britain
Cadbury Schweppes Investments (Jersey) Ltd	(c)	Jersey
Cadbury Schweppes Overseas Ltd	(c)	Great Britain
Cadbury Schweppes Investments Ltd*	(c)	Great Britain
Vantas International Ltd*	(c)	Great Britain
Cadbury Schweppes France SA	(c)	France
Cadbury Schweppes Treasury Services	(c)	Ireland
Cadbury Schweppes Investments BV	(c)	Netherlands (i)
Cadbury Schweppes Delaware, LP	(c)	US
Cadbury Schweppes Holdings, LLC	(c)	US (i)
Cadbury Schweppes Holdings (U.S.)	(c)	US
Cadbury Schweppes Australia Ltd	(c)	Australia (ii)
CS Finance Pty Ltd	(c)	Australia

*	Investment held directly by Cadbury Schweppes plc
+	Incorporated in Great Britain

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

29   Group Companies (continued)

     Advantage has been taken of Section 231(5) of the Companies Act 1985 to list above only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.

     The nature of the activities of the individual companies is designated as follows:

(a)	Confectionery
(b)	Beverages
(c)	Other (including holding companies).

     The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.

     Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.

30   Share Plans

     Up to 205 million ordinary shares of 12.5p each, being part of the authorised share capital, may be issued under options granted to employees under various share option plans and at 29 December 2002 there were options outstanding over 106,594,857 shares of which 25,389,295 shares were exercisable.

     The following option plans grant options at a discount to market value on the date of grant: Australia and New Zealand 1993 Employee Options Contribution Plan and United States and Canada Employee Stock Purchase Plan 1994.

     The following option plans grant options at a discount to market value on the day preceding the date of invitation: Savings-Related Share Option Scheme 1982, Irish Savings-Related Share Option Scheme, Irish AVC Savings-Related Share Option Scheme and The International Savings-Related Share Option Scheme 1998.

     The following option plan grants options at a discount to market value on the date of invitation: Asia Pacific Employee Share Acquisition Plan 2002.

All discounts are within the limits permitted by the fiscal authorities.

     The following option plans granted options at market value on the date of invitation: Share Option Scheme 1984 for Main Board Directors and Senior Executives and Share Option Scheme 1986 for Senior Management Overseas.

     The Share Option Plan 1994 grants options at an exercise price equivalent to the market price five dealing days prior to the date of grant.

     No compensation expense is recorded, as is permitted under UITF Abstract 17. 2002.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

30   Share Plans (continued)

       Details of the various plans are as follows:

													Weighted
								Weighted		Weighted			average
								average		average			exercise price
								exercise price		contractual			of options
						Exercise prices for		of options		life in			currently
						options in issue		outstanding		months of			exercisable
	Balance				Balance	during the year in		at the		options			at year end
	outstanding				outstanding	the range		year end		outstanding			(in £ unless
	at the beginning				at the	(in £ unless		(in £ unless		at the	Exercisable		otherwise
	of the year	Granted	Exercised	Cancelled	year end	otherwise stated)		otherwise stated)		year end	at year end		stated)

(a)	6,613,204	–	2,867,532	89,468	3,656,204		1.75565 - 2.49900		2.24634	6	–		–
	10,916,292	2,821,865	363,942	559,806	12,814,409		3.14200 - 3.76400		3.46350	36	–		–
(b)	697,102	–	465,972	–	231,130		2.1379 - 2.2138		2.21380	10	231,130		2.21380
(c)	704,350	–	337,720	27,480	339,150		2.1379 - 2.2138		2.21380	10	339,150		2.21380
(d)	9,240,070	–	2,541,234	–	6,698,836		1.92085 - 2.74500		2.43770	37	6,698,836		2.43777
	29,281,276	–	1,733,796	655,013	26,892,467		2.96750 - 4.09000		3.93732	83	12,119,960		3.75480
	29,154,273	21,457,000	625,561	769,265	49,216,447		4.43750 - 4.825		4.74277	105	5,695,280		4.43811
(e)	384,813	–	122,588	112,438	149,787		1.70190 - 2.352		2.28579	19	112,403		2.30681
	1,136,677	205,823	89,468	155,729	1,097,303		3.29200 - 3.778		3.56529	26	–		–
(f)	125,322	–	53,479	38,138	33,705		2.035 - 2.352		2.35200	–	33,705		2.35200
	303,172	43,042	5,837	36,861	303,516		3.29200 - 3.88450		3.50479	32	–		–
(g)	344,883	–	141,869	49,163	153,851	AUD	9.89	AUD	9.89	8	–		–
	41,219	–	16,638	5,234	19,347	NZD	12.14	NZD	12.14	8	–		–
	66,350	–	–	–	66,350		4.25200		4.25200	7	–		–
(h)	2,228,417	1,493,772	872,176	153,411	2,696,602	USD	5.555 - 5.9625	USD	5.77809	11	52,064	USD	5.685
(i)	1,741,517	333,927	323,090	108,160	1,644,194		3.05000 - 3.86000		3.40401	27	106,767		3.19000
	–	389,424	–	–	389,424	USD	5.270	USD	5.270	36	–		–
(j)	–	198,410	–	6,275	192,135		3.69000		3.69000	6	–		–

(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save-as-you-Earn” contracts which are for a term of three, five or seven years.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

30    Share Plans (continued)

(b)	A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.
(c)	A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant.
(d)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.
(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(g)	An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.
(h)	A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned to 29 December 2002 was taken into consideration, the number of shares exercisable at that date would have been 2,804,466.
(i)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal, Mexico and the Netherlands were granted options during the year. Options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.
(j)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

30   Share Plans (continued)

      2001: Details of the various plans are as follows:

								Weighted		Weighted		Weighted
								average		average		average
						Exercise prices for		exercise price		contractual		exercise price of
						options		of options		life in		options
	Balance					in issue		outstanding at		months of		currently
	outstanding				Balance	during the year in		the year end		options		exercisable
	at the				outstanding	the range (in		(in £ unless		outstanding		at year end (in £
	beginning				at the	£ unless		otherwise		at the year	Exercisable	unless
	of the year	Granted	Exercised	Cancelled	year end	otherwise stated)		stated)		end	at year end	otherwise stated)

(a)	10,087,228	–	3,305,339	168,685	6,613,204		1.75565 – 2.49900		2.13096	11	2,872	2.19000
	9,189,987	2,618,171	165,549	726,317	10,916,292		3.14200 – 3.74400		3.38242	42	228,378	3.62750
(b)	1,262,068	–	564,966	–	697,102		1.73585 – 2.21380		2.19503	18	697,102	2.19503
(c)	1,081,598	–	383,492	(6,244)	704,350		1.73585 – 2.21380		2.19150	18	704,350	2.19150
(d)	10,996,543	–	1,732,719	23,754	9,240,070		1.92085 – 2.74500		2.43573	49	9,240,070	2.43573
	31,054,463	–	1,033,265	739,922	29,281,276		2.96750 – 4.09000		3.90026	94	4,828,514	2.96750
	6,968,775	22,745,000	161,215	398,287	29,154,273		4.43750 – 4.77000		4.67441	108	6,451,466	4.43750
(e)	721,038	–	246,682	89,543	384,813		1.70190 – 2.49900		2.13569	16	188,835	1.97802
	976,841	177,463	5,523	12,104	1,136,677		3.29200 – 3.65600		3.53067	30	17,245	3.62750
(f)	208,099	–	38,080	44,697	125,322		1.95000 – 2.49900		2.15177	11	79,157	2.03500
	260,053	44,230	513	598	303,172		3.29200 – 3.88450		3.46881	39	3,376	3.62750
(g)	546,070	–	137,046	64,141	344,883	AUD	9.755 – 10.355	AUD	10.09729	16	–	–
	69,937	–	21,785	6,933	41,219	NZD	11.500 – 12.280	NZD	12.18541	17	–	–
	66,350	–	–	–	66,350		4.25200		4.25200	20	–	–
(h)	1,920,200	1,337,831	700,574	329,040	2,228,417	USD	5.555 – 5.970	USD	5.61013	11	–	–
(i)	1,286,785	551,737	24,436	72,569	1,741,517		3.05000 – 3.86000		3.37350	33	301,980	3.24000

(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save–as-you-Earn” contracts which are for a term of three, five or seven years.
(b)	A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.
(c)	A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant. 6,244 options were reinstated during 2001.
(d)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.
(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

30   Share Plans (continued)

(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(g)	An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.
(h)	A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned to 30 December 2001 was taken into consideration, the number of shares exercisable at that date would have been 2,317,557.
(i)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal and the Netherlands were granted options during the year. Options are exercisable within a period not later than three months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.

Back to Index

FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

30   Share Plans (continued)

      2000: Details of the various plans are as follows:

Options outstanding

						Exercise prices
						for options extant		Weighted		Weighted
						during the year in		average exercise		average
	Balance				Balance	the range (in £		price (in £		contractual
	outstanding at				outstanding at	unless		unless		life	Exercisable
	beginning of year	Granted	Exercised	Cancelled	end of year	otherwise stated)		otherwise stated)		in months	at year end

(a)	12,563,406	–	5,343,780	446,236	6,773,390		1.62700 - 2.14400		1.94854	17	1,178
	10,935,060	3,007,470	369,921	1,331,608	12,241,001		2.35200 - 3.41400		3.01621	49	–
	413,576	–	35,821	114,931	262,824		3.62750		3.62750	18	–
(b)	2,508,802	–	1,246,734	–	1,262,068		1.49935 - 2.21380		2.16797	28	1,262,068
(c)	1,524,472	–	962,268	114,842	447,362		1.47570 - 2.13790		2.06744	18	447,362
	1,238,918	–	567,202	37,480	634,236		2.21380		2.21380	34	634,236
(d)	17,721,108	–	6,666,188	58,377	10,996,543		1.92085 - 2.74500		2.42595	61	10,996,543
	25,585,846	15,801,500	1,983,202	1,332,406	38,071,738		2.6750 - 4.43750		3.98409	104	5,608,814
	46,000	–	–	–	46,000		4.51250		4.51250	99	–
(e)	1,046,272	–	246,057	79,177	721,038		1.70190 - 2.49900		2.05840	17	326,286
	808,438	259,261	3,744	101,603	962,352		3.29200 - 3.88525		3.55836	45	–
(f)	321,400	–	81,961	31,340	208,099		1.70190 - 2.49900		2.07335	16	79,909
	201,749	63,203	1,506	3,393	260,053		3.29200 - 3.85250		3.43245	53	–
(g)	100,913	–	99,325	1,588	–	AUD	4.94500		–	–	–
	404,398	274,500	23,754	109,074	546,070	AUD	9.75500 - 10.35000	AUD	10.02807	23	–
	17,631		17,331	300	–	NZD	5.60000		–	–	–
	52,086	41,900	7,683	16,366	69,937	NZD	11.50000 - 12.28000	NZD	12.11012	24	–
	–	66,350	–	–	66,350		£4.25200		4.25200	32	–
(h)	1,699,556	1,073,680	491,160	361,876	1,920,200	US$	5.68500 - 6.39125		5.81649	10	–
(i)	1,129,127	277,183	13,909	104,976	1,287,425		£3.05000 - 3.86000		3.32539	32	–

(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant “Save-as-you-Earn” contracts which are for a term of three, five or seven years.
(b)	A Share Option Scheme for directors and senior executives was approved by shareholders in May 1984. These options are normally exercisable within a period of up to seven years commencing three years from the date of grant.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

30   Share Plans (continued)

(c)	A Share Option Scheme for senior management overseas was approved by shareholders in May 1986. Options under this scheme are normally exercisable within a period up to seven years commencing three years from the date of grant.
(d)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options under this plan are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.
(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Ltd was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.
(g)	An Option Contribution Plan for employees in Australia and New Zealand was approved by shareholders in May 1993. The options are exercisable in three periods, each of four weeks commencing after the announcement of the Group’s interim results.
(h)	A Stock Purchase Plan for employees in the US and Canada was approved by shareholders in May 1994. The options are normally exercisable within a period of two weeks commencing on the first business day after the end of the fiftieth bi-weekly deduction period. If the interest earned to 31 December 2000 was taken into consideration, the number of shares exercisable at that date would have been 1,997,008.
(i)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France and Portugal were granted options during the year. Options are exercisable within a period not later than three months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.

     The weighted average fair value and related assumptions at the grant date of options granted were as follows:

	2002		2001		2000

Options whose exercise price equals the market
price on the grant date
Weighted average fair value	73.1	p	106.3	p	96.8	p
Weighted average assumptions
Risk free interest rate	4.5%		5.6%		6.6%
Expected life	36 months		53 months		53 months
Expected volatility	21.8%		23.6%		23.0%
Dividend yield	2.4%		2.3%		2.5%
Options whose exercise price is less than the
market price on the grant date
Weighted average fair value	120.7	p	151.0	p	158.5	p
Weighted average assumptions
Risk free interest rate	4.6%		5.4%		6.3%
Expected life	52 months		48 months		39 months
Expected volatility	21.5%		23.5%		22.9%
Dividend yield	2.5%		2.2%		2.3%

     See Note 31 for the pro forma effect of applying the fair value of options granted to US GAAP profit.

     Awards under the BSRP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Company, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Company’s employee share plans.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

30   Share Plans (continued)

     In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company, are potential beneficiaries under the QUEST. The options held by each Director holding office at the year end are detailed in “Management—Directors Compensation”. There were no options held by them under the Irish Share Plan (see below).

The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)

     In the last three years, 1,686 appropriations under the Irish Share Plan (a profit sharing plan) totalling 21,918 ordinary shares, have been made to Irish registered employees who worked 25 hours or more per week, with two or more continuous years’ service. The prices at which the shares will vest, between 20 December 2004 and 31 May 2005, range from £4.315 to £4.690.

31   Summary of Differences between UK and US Generally Accepted Accounting Principles

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in the UK (“UK GAAP”), which differ in certain significant respects from those applicable in the US (“US GAAP”). These differences relate principally to the following items and the necessary adjustments are shown in the tables set out on pages F-74 to F-80.

(a) Goodwill and Intangible assets

     Prior to 1998, under UK GAAP the Group wrote off acquisition goodwill against reserves in the balance sheet in the year of acquisition. From 1998, under UK GAAP, acquired goodwill is capitalised and its subsequent measurement (via annual impairment review or annual amortisation charge) is determined based on the individual circumstances of each business acquired. A portion of the goodwill capitalised from 1998 is not being amortised under UK GAAP (see Note 1). Under UK GAAP, the cost of brands acquired may be capitalised and no amortisation or writedown is required unless there is an impairment in value below cost. On an annual basis, the Group reviews non-amortised goodwill and brands for possible impairment using an estimate of the related businesses discounted cash flows in measuring whether the asset is recoverable.

     Under US GAAP, for periods ending on or before 30 December 2001 goodwill and identifiable intangible assets (eg brands) were amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Goodwill and identifiable intangible assets were evaluated for impairment when events or changes in circumstances indicated that, in management’s judgement, the carrying value of such assets may not be recoverable.

     Impairments of goodwill and identifiable intangible assets were recognised if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value. Fair value was determined based on the present value of expected net cash flows to be generated, discounted using a rate commensurate with the risks involved.

     Under US GAAP, effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement directs that goodwill and intangible assets that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortised over their useful lives, but without the constraint of an arbitrary ceiling. Going forward, the Group will carry out an annual impairment review of goodwill.

     In 2002 an impairment of goodwill of £14 million was recorded under US GAAP. No impairments were recorded in 2001, or 2000.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

(b) Interest capitalisation

     Under UK GAAP, the capitalisation of interest is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset. The amount of interest capitalised for US GAAP purposes was £6 million (2001: £7 million, 2000: £3 million).

(c) Derivative instruments

     Under UK GAAP, to qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.

     Under UK GAAP, gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses are recognised as other income or expense.

     Prior to 1 January 2001 under US GAAP, hedging of foreign currency transactions was allowable for transactions which were firm commitments. Some of the Group’s foreign currency contracts which hedge forecast or budgeted transactions did not meet the definition of a firm commitment; gains or losses on these contracts were not deferred and were recognised in net income.

     Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities has been applied as of 1 January 2001. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value.

     The Group has not designated its derivative instruments as hedges pursuant to SFAS 133. All contracts are marked to market at the balance sheet date and gains or losses arising are recognised in net income.

     The adoption of SFAS 133 in 2001 resulted in a net cumulative transition adjustment of £41 million (net of £18 million tax), of which £15 million has been dealt with as a cumulative adjustment to net income during 2001. Of the cumulative adjustment to shareholders’ funds, £1 million (2001: £41 million) has been released to the profit and loss account during the current year.

(d) Deferred taxation

     Under UK GAAP, deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.

     Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax basis) are fully provided and future taxation benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

(d) Deferred taxation (continued)

     Under UK GAAP, FRS 19 requires deferred tax to be provided in full on all liabilities. Deferred tax assets are recognised to the extent that it is considered more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. In certain circumstances where it is expected to take some time for tax losses to be relieved, it may not be appropriate to recognise the deferred tax assets at all. FRS 19 does not define or provide guidance relating to the phrases “some time” or “more likely than not.” Under US GAAP, deferred tax assets and liabilities are recognised for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not (a likelihood of more than 50%) that the deferred tax assets will not be realised. This may result in deferred tax assets being recognised for US GAAP which do not comply with the UK GAAP criteria. There were no such items in any of the periods presented.

     Under UK GAAP deferred tax is based on tax rates and laws that have been enacted, or substantively enacted. For US GAAP only tax rates and laws that have been enacted are taken into account. This difference has not resulted in material differences in 2002, 2001 and 2000.

     Under UK GAAP, passing certain criteria, the Group may net deferred tax liabilities and assets and present a net balance in the balance sheet, within Provisions for liabilities and charges. Additionally, under UK GAAP the tax rate reconciliation is performed to the current tax charge for the year.

     Under US GAAP deferred taxes are classified between current and non-current portion, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction. Additionally, under US GAAP the tax rate reconciliation is performed to the total tax charge for the year.

(e) Revaluation of properties

     Under UK GAAP, properties were, up to 1999, restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Depreciation is provided on the restated values. Such restatements are not permitted under US GAAP.

(f) Ordinary dividends

     Under UK GAAP, final ordinary dividends are provided in the financial statements on the basis of the recommendation by the Directors which requires subsequent approval by the shareholders to become a legal obligation of the Company. Under US GAAP, dividends are only provided when the legal obligation to pay arises.

(g) Pension costs

     Under UK GAAP, the costs of providing pension benefits may be calculated by the use of any recognised actuarial method which is appropriate and whose assumptions reflect the long-term nature of the assets and liabilities involved. Under US GAAP, the costs of providing these benefits are calculated using the projected unit credit method and a discount rate (being the rate of interest at which pension liabilities could be effectively settled) which reflects current market rates. (See note 18 for disclosures presented in accordance with SFAS 132).

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

(h) SAYE discounts

     Under UK GAAP, there is no charge related to the discount offered on SAYE shares. Under US GAAP, the discount on each scheme has to be amortised over the life of the scheme.

(i) LTIP

     Under UK GAAP, the costs of LTIP schemes are amortised based on the cost of shares acquired by the ESOP trust to fulfil the scheme. Under US GAAP, these plans are accounted for as variable plans and the cost is calculated based on the market price of shares at the date of award. For those schemes where the measurement period has not yet been completed so no award has been made, the year end accrual is based on the year end share price.

(j) Cash Flows

     Under UK GAAP the Group complies with FRS 1 “Cash Flow Statements” the objective and principles of which are similar to those set out in SFAS 95 “Statement of Cash Flows”. Under FRS 1, the Company presents its cash flows for (a) operating activities; (b) dividends from associates; (c) returns on investments and servicing of finance; (d) taxation; (e) capital expenditure and financial investments; (f) acquisitions and disposals; (g) dividends to ordinary shareholders; (h) management of liquid resources; and (i) financing activities. SFAS 95 requires only three categories of cash flow activity namely (a) operating; (b) investing; and (c) financing.

     Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS 95; dividend payments are included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals net of cash acquired or disposed are included as investing activities under SFAS 95. In addition, under FRS 1, cash represents cash at bank and in hand less bank overdrafts. Under US GAAP bank overdrafts are usually classified as financing activities.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

(j) Cash flows (continued)

     A reconciliation between the consolidated statements of cash flows presented in accordance with UK GAAP and US GAAP using UK GAAP measurement principles is set out below:

	2002	2001	2000

	£m	£m	£m
Operating activities:
Cash flow from operating activities	1,096	1,101	908
Interest paid	(124)	(173)	(37)
Interest received	50	81	8
Taxation	(221)	(178)	(164)

Net cash flow from operating activities	801	831	715

Investing activities:
Dividends received from associates	13	38	19
Purchases of fixed assets	(288)	(239)	(126)
Disposals of fixed assets	37	6	25
Acquisitions and disposals	(624)	(714)	(1,039)
Net change in bond investments	2	(5)	93
Net change in equity and non equity investments	6	3	(50)

Net cash used in investing activities	(854)	(911)	(1,078)

Financing activities:
Financing	302	373	623
Net change in commercial paper	0	0	(3)
Net change in bank deposits	14	31	22
Equity dividends paid	(223)	(214)	(203)
Sale/(Purchase) of shares by the Employee Trust	14	(86)	(65)
Dividends paid to minority interest	(25)	(25)	(29)

Net cash provided by financing activities	82	79	345

Net increase/(decrease) in cash and cash equivalents	29	(1)	(18)

Effect of foreign exchange movements on cash balances	1	8	1

Cash and Cash Equivalents at beginning of year	107	100	117

Cash and Cash Equivalents at end of year	137	107	100

(k) Profit on disposal of fixed assets

     Under UK GAAP profits on disposal of fixed assets are classified as non operating profits. Under US GAAP such items would be classified as a component of operating profit.

(l) Disposal gain adjustment

     Due to differing treatment of goodwill and intangible assets under UK and US GAAP (see Note 31(a)), differences arise on the profit on sale of subsidiaries and investments.

     Under UK GAAP profit on sale of subsidiaries and investments are classified as non-operating profits. Under US GAAP such items would be classified as a component of operating profit.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

(m) Restructuring costs

     Under US GAAP, certain costs are provided for within purchase accounting which are not permitted under UK GAAP where such costs are charged to the profit and loss account and classified within restructuring.

     In addition, non-contractual costs associated with voluntary redundancy schemes are not provided for under US GAAP until redundancy is accepted by the employee. Under UK GAAP, these costs are provided for prior to acceptance by the employee.

(n) Employee Trust

     Under UK GAAP, own shares held by the Employee Trust are accounted for as fixed asset investments. Under US GAAP, own shares are accounted for within shareholders’ equity.

(o) Advertising

     The Group expenses advertising costs as incurred.

(p) Right of Offset

     Under UK GAAP, a guaranteed loan of £621 million (2001: £684 million) has been offset against restricted cash deposits included in short term investments in accordance with FRS 5. Under UK GAAP a loan has been offset against a zero coupon bond (perpetual loan note 19) which will mature at £244 million. Under US GAAP, the offsets do not meet the requirements of Financial Accounting Standards Board Interpretation 39.

(q) Associates

     Under UK GAAP the Company records its share of operating profit in associates, before tax and interest, as a component of “Total Operating Profit including associates”. Interest and tax relating to such profit is included as part of “Net interest” and “Taxation”, respectively. Under US GAAP, equity in earnings of associates is presented in a one line item after minority interests.

(r) Minority Interest

     Under UK GAAP the Company records minority interest on acquisitions at fair value. Under US GAAP the minority interest at acquisition is recorded at historical cost. This difference does not affect shareholder funds and net income under US GAAP.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

(s) Debt

     Under UK GAAP debt is initially stated at the amount of the net proceeds after deduction of issue costs. Under US GAAP issue costs are shown as assets.

Effects on profit of differences between UK and US generally accepted accounting principles

Notes		2002	2001	2000

		£m	£m	£m
	Profit for the Financial Year from continuing operations,

	net of tax (per UK GAAP)	548	542	496
	US GAAP adjustments:
31(a)	Amortisation of goodwill and intangibles	53	(109)	(102)
31(m)	Restructuring costs	(1)	(1)	9
31(b)	Interest capitalised	6	7	5
31(b)	Depreciation of capitalised interest	(2)	(2)	(2)
31(g)	Pension costs	10	9	7
31(l)	Disposal gain adjustments	7	–	(22)
31(c)	Derivatives – Impact of transition adjustment	1	41	–
31(c)	Derivatives	(9)	(12)	–
31(h), 31(i)	SAYE/LTIP	4	(4)	(9)
	Other items	–	3	(3)
	Taxation on above adjustments	(4)	(11)	–
31(d)	Deferred taxation	(48)	15	4

	Profit for the Financial Year from continuing operations,
	net of tax, before cumulative effect of a change in
	accounting principle	565	478	383

31(c)	Cumulative effect on prior years (to 31 December 2000) of
	implementation of SFAS 133, net of tax	–	15	–

	Profit for the Financial Year from continuing operations,
	net of tax, (per US GAAP)	565	493	383

The minority share of UK to US GAAP adjustments is not material.
Earnings per ADR under US GAAP

	2002	2001	2000

	£ per ADR	£ per ADR	£ per ADR
Total earnings per ADR (before cumulative effect of
accounting change)
Basic	1.13	0.95	0.77
Diluted	1.12	0.94	0.76

Total earnings per ADR (after cumulative effect of
accounting change)
Basic	1.13	0.98	0.77
Diluted	1.12	0.97	0.76

See Note 9 for a reconciliation of shares used in the Basic and Diluted EPS calculations.
	2002	2001	2000

	million	million	million
Average number of ADR – Basic	501	501	500
Average number of ADR – Diluted	504	507	505

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31 Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

     The Company applies US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans (see Note 30 for a summary of the plans). Had compensation cost for the Group’s share option plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, Accounting for Stock-Based Compensation, the Group’s profit and earnings per share under US GAAP would have been reduced to the pro forma amounts indicated:

	2002	2001	2000

	£m except per ADR data
Profit for the Financial Year from continuing operations as adjusted for US GAAP:
As reported	565	493	383
Pro forma	546	479	374
Basic earnings per ADR per US GAAP:
As reported	1.13	0.98	0.77
Pro forma	1.09	0.96	0.75
Diluted earnings per ADR per US GAAP:
As reported	1.12	0.97	0.76
Pro forma	1.08	0.94	0.74

     Further details regarding the fair valuation of option grants can be found in Note 30.

     Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles

Notes			2002	2001	2000

			£m	£m	£m
		Shareholders’ Funds per UK GAAP	3,020	2,880	2,545
		US GAAP adjustments:
31	(a)	Goodwill and intangibles
		- cost	1,510	1,618	1,527
		- accumulated amortisation	(648)	(749)	(631)
31	(g)	Pension costs	(19)	(15)	(33)
31	(g)	Recognition of additional minimum pension liability	(113)	–	–
		Interest capitalisation
31	(b)	- cost	105	99	92	c)
31	(c)	- accumulated depreciation	(84)	(81)	(80)
31	(e)	Property revaluations	(59)	(59)	(62)
31	(f)	Dividends	161	153	146
31	(c)	Derivatives	19	98	–
		Other items	2	(1)	2
		Taxation on above adjustments	32	25	(4)
31	(d)	Deferred taxation	(57)	(42)	37
31	(n)	Shares held in Employee Trust	(226)	(240)	(153)
		Shareholders’ Funds before cumulative effect of a change in accounting
		principle	3,643	3,686	3,386

31	(c)	Cumulative effect on prior years (to 31 December 2000) of implementation of
		SFAS 133	–	(56)	–

		Shareholders’ Funds per US GAAP	3,643	3,630	3,386

     The minority share of UK to US GAAP adjustments is not material.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

     Cumulative effect on Shareholders’ Funds of differences between UK and US generally accepted accounting principles continued

     The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the total tax charge as a percentage of profit on ordinary activities before tax, under UK GAAP.

	2002	2001	2000

	%	%	%
UK Corporation Tax rate	30.0	30.0	30.0
Excess of book depreciation over tax depreciation	0.3	(0.4)	0.5
Relief for stocks and investment incentives	(0.6)	(0.4)	(0.8)
Capital items not subject to tax	(1.8)	(0.3)	(2.1)
Non-deductible expenses	0.6	–	1.2
Amortisation of goodwill	0.7	(0.7)	(0.3)
Losses of current year not relieved	0.9	–	0.4
Losses of current and previous years now relieved	–	(0.3)	(0.1)
Differences in overseas tax rates	4.5	3.4	–
Over provisions in prior years	(4.1)	(0.6)	(1.2)
Other	0.2	(1.1)	2.1

Total tax charge as a percentage of profit before tax (UK GAAP)	30.7	29.6	29.7

     Unaudited Proforma Disclosure

     In accordance with SFAS 142 the Group provides the required transitional disclosures to highlight the impact of SFAS 142 would have had on 2001 and 2000 had the standard been implemented for these years.

	2001	2000

Profit for the financial year	493	383
Amortisation of goodwill and intangibles	155	115

Adjusted profit for the financial year	648	498

Adjusted Total Earnings per ADR	1.29	0.99

     Details of the acquisition of Orangina Pampryl during 2001 are set out in Note 23. Under SFAS 141, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 2000. These disclosures have been prepared under US GAAP and are set out below:

2001

£m
Turnover	5,764
Net income	505
Net income per ADS	1.01

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

31   Summary of Differences between UK and US Generally Accepted Accounting Principles (continued)

     The Group does not believe that this pro forma disclosure should be regarded as indicative of the on-going results of the Group or of Orangina Pampryl. Profit after tax for Orangina Pampryl in 2000, on a US GAAP basis, was £19 million. For the period from 1 January 2001 to 31 October 2001, Orangina Pampryl recorded a profit after tax, on a US GAAP basis, of £12 million. There is no interest charge included in these numbers as Orangina Pampryl was part of the Pernod Ricard Group and no standalone accounts are available. The tax rate used is based on local tax rates for the respective year.

     Details of the acquisition of Snapple Beverage Group during 2000 are set out in Note 23 to the accounts. Under APB Opinion 16, supplemental pro forma disclosures for the Group are required, as though this acquisition had occurred at the beginning of 1999. These disclosures have been prepared under US GAAP and are set out below:

2000

£m
Turnover	5,025
Net income before extraordinary items	324
Net income	314
Net income per ADS	0.62

     The Group does not believe that this pro forma disclosure should be regarded as indicative of the on-going results of the Group or of the Snapple Beverage Group. Profit after tax for Snapple Beverage Group in 1999, on a US GAAP basis, was £6m. For the period from 4 January 2000 to 25 October 2000, Snapple Beverage Group recorded a loss after tax, on a US GAAP basis, of £17 million.

32   Changes and Proposed Changes to US Generally Accepted Accounting Principle

(a) SFAS 143 “Accounting for Asset Retirement Obligations”

     In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made.

     The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognised as an increase in the carrying amount of the liability as an expense classified as an operating item in the statement of income.

     SFAS 143 is effective for fiscal years beginning after 15 June 2002. The Group does not anticipate that adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

(b) SFAS 145 “Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002”

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS 44, “Accounting for Intangible Assets

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

32   Changes and Proposed Changes to US Generally Accepted Accounting Principles (continued)

of Motor Carriers,” and SFAS 64, “Extinguishments of Debt made to satisfy Sinking-Fund requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 amends SFAS 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after 15 May 2002. The Group does not believe that the adoption of SFAS 145 will have a material impact on its results of operations and financial position.

(c) SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”

     In June 2002, the FASB issued Statement of Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognised at the date of an entity’s commitment to an exit plan. SFAS 146 also concluded that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The Group is currently evaluating the impact that the adoption of SFAS 146 will have on its results of operations and its financial position.

(d) SFAS 147 “Acquisition of Certain Financial Institutions”

     In October 2002, FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. This Statement removes acquisitions of financial institutions from the scope of Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141, and SFAS 142. In addition, this Statement amends SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor - and borrower - relationship intangible assets and credit cardholders intangible assets. SFAS 147 was effective immediately upon issuance. The adoption of SFAS 147 has not had a material impact on its results of operations and financial position.

(e) SFAS 148 “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS 123”

     In December 2002, FASB issued SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS 123. SFAS 148 amends SFAS 123 and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used.

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

32 Changes and Proposed Changes to US Generally Accepted Accounting Principles (continued)

The statement is effective for fiscal years beginning after 15 December 2002, and disclosures are effective for the first fiscal quarter beginning after 15 December 2002. The Group does not intend to adopt the fair value method of accounting for stock based compensation. Consequently SFAS 148 will not have an impact on its results of operation and financial position.

(f) FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”

     In November 2002, FASB issued Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that is has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after 15 December 2002 and the Group has adopted these requirements for our financial statements. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after 31 December 2002. The Group are assessing, but at this point do not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position, cash flows or results of operations.

(g) FIN 46 “Consolidation of Variable Interest Entities”

     In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities” an interpretation of ARB 51. FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interests entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after 31 January 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after 15 June 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. The Group does not expect that when FIN 46 becomes effective that it will have to consolidate or disclose any information regarding variable interests.

(h) EITF 00-21 “Revenue Arrangements with Multiple Deliverables”

     At the 21 November 2002 Emerging Issues Task Force meeting, the Task Force ratified as a consensus the tentative conclusions reached on EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” at the 25 October 2002 EITF meeting, with minor modifications. The Issue provides guidance when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Issue is applicable to all contractual arrangements, as there defined, under which a vendor will perform multiple

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FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

32     Changes and Proposed Changes to US Generally Accepted Accounting Principles (continued)

revenue-generating activities, including delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after 15 June 2003. At the 23 January 2003 EITF meeting, the Task Force agreed to make certain revisions to paragraph 4(a) of the November minutes of this Issue to clarify that the provisions of this Issue do not override higher-level authoritative literature. The Group does not believe the adoption of EITF Issue No. 00-21 will have a material impact on its results of operations and financial position.

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 CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
for the 2003 and 2002 Interim Periods

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     Group Profit and Loss Account
Statement of Total Recognized Gains and Losses

Group Profit and Loss Account for the 24 weeks ended 15 June 2003

Notes		Half Year	Half Year

		2003	2002

		(Unaudited)	(Unaudited)
		£m	£m
	Turnover
	Continuing operations	2,458	2,354
	Acquisitions	242

		2,700	2,354
	Operating costs
	Trading expenses	(2,288)	(1,953)
	Goodwill amortisation	(44)	(25)
2	Major restructuring costs	(26)	(17)
		(2,358)	(1,995)
	Continuing operations	340	359
	Acquisitions	2
	Group Operating Profit	342	359
	Share of operating profit in associates	24	28

	Total Operating Profit including Associates	366	387
	Profit on disposal of fixed assets	–	–
3	(Loss)/profit on sale of subsidiaries and investments	(1)	5

	Profit on Ordinary Activities before Interest	365	392
4	Net interest	(71)	(43)

	Profit on Ordinary Activities before Taxation	294	349
5	Taxation on profit on ordinary activities	(97)	(111)

	Profit on Ordinary Activities after Taxation	197	238
	Equity minority interests	(2)	(1)
	Non-equity minority interests	(10)	(11)

	Profit for the Financial Period	185	226
	Dividends paid and proposed to Ordinary Shareholders	(74)	(70)

	Profit Retained for the Financial Period	111	156

8	Earnings per Ordinary Share of 12.5p	pence	pence
	Basic	9.2	11.3
	Diluted	9.2	11.2
	Underlying*	12.4	12.9
	Dividends per Ordinary Share	3.65	3.50

*	Underlying EPS represents basic EPS, adjusted in order to exclude major restructuring costs (net of tax), goodwill amortisation and profits and losses on disposal of subsidiaries, investments and fixed assets. (Notes 6, 7 and 8.)

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Statement of Total Recognised Gains and Losses for the 24 weeks ended 15 June 2003

	Half Year	Half Year

	2003	2002

	(Unaudited)	(Unaudited)
	£m	£m
Statement of Total Recognised Gains and Losses
Profit for the period	185	226
Currency translation differences	(19)	(13)

Total Recognised Gains and Losses in the period	166	213

Summarised Group Balance Sheet
Reconciliation of Movements in Shareholders’ Funds

Summarised Group Balance Sheet at 15 June 2003

Notes		Half Year	Half Year

		2003	2002

		(Unaudited)	(Unaudited)
		£m	£m
	Fixed Assets
	Intangible assets and goodwill	6,115	3,885
	Tangible assets	1,665	1,282
	Investments	538	548

		8,318	5,715

	Net Current Assets/(Liabilities) (excluding net borrowings)
	Stocks	721	574
	Debtors	1,383	1,066
	Creditors	(1,859)	(1,630)

		245	10
	Other Liabilities
9	Net borrowings	(4,763)	(2,003)
	Provisions for liabilities and charges	(420)	(381)

	Net Assets	3,380	3,341

	Capital and Reserves
	Called up share capital	257	257
	Share premium account	1,062	1,047
	Capital redemption reserve	90	90
	Revaluation reserve	59	59
	Profit and loss account	1,654	1,592

	Shareholders’ Funds	3,122	3,045

	Minority Interests
	Equity minority interests	19	26
	Non-equity minority interests	239	270

		258	296

	Total Capital Employed	3,380	3,341

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Reconciliation of Movements in Shareholders’ Funds
for the 24 weeks ended 15 June 2003

	Half Year	Half Year

	2003	2002

	(Unaudited)	(Unaudited)
	£m	£m
Shareholders’ Funds at the beginning of the year	3,020	2,880
Total recognised gains and losses in the period	166	213
Dividends to ordinary shareholders	(74)	(70)
New share capital subscribed	10	22
Goodwill written back to profit and loss account on disposal of subsidiary	–	–

Shareholders’ Funds at the end of the period	3,122	3,045

     Group Cash Flow Statement

Group Cash Flow Statement for the 24 weeks ended 15 June 2003

Notes		Half Year	Half Year

		2003	2002

		(Unaudited)	(Unaudited)
		£m	£m
	Net cash flow from operating activities
	Group operating profit	342	359
	Depreciation	88	75
	Goodwill amortisation	44	25
	Other items	(13)	(14)
	Changes in working capital	(282)	(172)
		179	273
	Dividends received from associates	–	–
	Returns on investments and servicing of finance
	Interest paid, net	(52)	(36)
	Dividends paid to minority interests	(5)	(7)
		(57)	(43)
	Taxation	(94)	(99)
	Capital expenditure and financial investments
	Net capital expenditure	(128)	(98)
	Sale of shares by Employee Trust	12	11
		(116)	(87)
	Acquisitions and disposals
10	Acquisitions of businesses	(2,761)	(274)
3	Net proceeds from sale of subsidiaries and investments	–	4
		(2,761)	(270)
	Dividends paid to ordinary shareholders	(161)	(153)

	Cash outflow before use of liquid resources and financing	(3,010)	(379)
9	Management of liquid resources	32	68
	Financing
	Issues of ordinary shares	10	23
9	Net change in borrowings and other financing	2,998	275
	Net cash inflow from financing	3,008	298

9	Increase/(decrease) in cash	30	(13)
	Free cash flow
	Cash outflow before use of liquid resources and financing	(3,010)	(379)
	Add back: cash flows relating to acquisitions, disposals and sale of shares by
	Employee Trust	2,749	259

		(261)	(120)

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     Turnover and Operating Profit Analysis

Turnover Analysis for the 24 weeks ended 15 June 2003

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
Americas Beverages	847	930
Americas Confectionery	275	107
Europe, Middle East and Africa	911	734
European Beverages	295	248
Asia Pacific	368	331

	2,696	2,350
Central	4	4

Total Turnover	2,700	2,354

Operating Profit Analysis for the 24 weeks ended 15 June 2003

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
Americas Beverages	245	261
Americas Confectionery	16	8
Europe, Middle East and Africa	125	104
European Beverages	43	38
Asia Pacific	35	43

	464	454
Central and Other	(52)	(53)

Underlying operating profit	412	401
Major restructuring costs	(26)	(17)
Goodwill amortisation	(44)	(25)

Group operating profit	342	359

     The Group has redefined the segments used to analyse turnover and operating profit to reflect the reorganisation of the management structure of the Group following the acquisition of Adams. Comparative information has been restated on a consistent basis.

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Notes

1   Group Accounts

(a)	The half-year accounts are prepared on the basis of the accounting policies as set out in the Group’s published accounts for the 52 weeks ended 29 December 2002.

(b)	The half-year accounts are unaudited and were approved by the Board of Directors on 22 July 2003. The full year figures for 2002 included in this Interim Report do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985, and have been extracted from the Group’s Report & Accounts and Form 20-F for 2002, a copy of which has been delivered to the Registrar of Companies and on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985.

2   Major Restructuring Costs

     During the first half of 2003 the Group incurred £26m (2002: £17m) of restructuring costs of which £10m (2002: £9m) related to integration projects in acquired businesses, the most significant of which was the initial costs of merging the Adams acquisition into the Group.

3   (Loss)/profit on Sale of Subsidiaries and Investments

     During the first half of 2003 the Group completed the sale of Bouquet d’Or, a French confectionery company.

     The disposals in the first half of 2002 were the Group’s beverages brands in Indonesia and 25% of the Group’s shareholding in Camelot, which reduced the Group’s overall holding to 20%.

4   Net Interest

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
Net interest arising in Group companies	64	34

Share of net interest arising in associates	7	9

	71	43

5   Taxation

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
UK	3	3
Overseas	89	103
Associates	5	5

	97	111
Tax on profit on disposal of subsidiaries and investments	–	–

	97	111

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6   Underlying Operating Profit including Associates

     The calculation of underlying operating profit including associates is as follows:

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
Total Operating Profit including associates	366	387
Add: major restructuring costs	26	17
Add: goodwill amortization	44	25

Underlying operating profit including associates	436	429

7   Underlying Profit Before Tax

     The calculation of underlying profit before tax is as follows:

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
Profit on Ordinary Activities Before Taxation	294	349
Add: major restructuring costs	26	17
Add: goodwill amortisation	44	25
Loss/(profit) on disposals	1	(5)
Less: profit on disposals of fixed assets	–	–

Underlying profit before tax	365	386

8   Earnings per Ordinary Share of 12.5p

     Basic EPS for the half-year is calculated on the weighted average of 2,011 million shares in issue during the half-year (2002 half-year: 2,000 million; 2002 full year: 2,003 million). Diluted EPS is calculated on the weighted average of 2,015 million shares (2002 half-year: 2,015 million; 2002 full year: 2,017 million) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

	Half Year
	(unaudited)

	Earnings		EPS

	2003	2002	2003	2002

	£m	£m	pence	pence
Earnings/Basic EPS	185	226	9.2	11.3
Add: Major restructuring costs (net of tax)	19	12	0.9	0.6
Add: Goodwill amortisation	44	25	2.2	1.2
Loss/(profit) on disposals (net of tax)	1	(4)	0.1	(0.2)

Underlying earnings/EPS	249	259	12.4	12.9

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8   Earnings per Ordinary Share of 12.5p (continued)

     Cadbury Schweppes considers underlying earnings per share to be a more reliable measure of business performance than basic earnings per share because it removes the impact of non-recurring items in the period such as major restructuring costs and disposals, and the impact of goodwill amortisation. This enables users of the statements to make a more meaningful comparison of performance between years.

9   Net Borrowings

     Net borrowings are made up as follows:

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
Cash at bank and in hand	167	160
Bank overdrafts	(19)	(61)

Net cash	148	99
Liquid resources	264	254
Other short-term borrowings	(2,716)	(847)
Long-term borrowings	(2,459)	(1,509)

	(4,763)	(2,003)

     Movements in cash and net borrowings in the period were as follows:

	Total net		Liquid
	borrowings	Net cash	resources	Borrowings

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m	£m
At 29 December 2002	1,846	(137)	(297)	2,280
Cash flow for the period	3,000	(30)	32	2,998
Assumed on acquisition	1	12	–	(11)
Exchange rate adjustments	(84)	7	1	(92)

At 15 June 2003	4,763	(148)	(264)	5,175

10   Acquisitions

      On 30 March 2003 the Group acquired the Adams Confectionery business from Pfizer Inc. for total consideration of $4.2 billion. Adams is a branded global confectionery manufacturer of functional gum and medicated sweets.

     Due to the proximity of the acquisition to the balance sheet date, the related fair values are stated on a provisional basis.

     During the first half of 2002, acquisitions included Kent (a sugar confectionery company in Turkey), Squirt (a Mexican beverage brand) and Nantucket Allserve Inc. (a US beverage company). During the first half of 2002 the Group also purchased 39% of the shares of Cadbury India which means that at 16 June 2002 the Group owned 90% of Cadbury India. Prior to 29 December 2002 the Group’s holding of Cadbury India further increased to over 94%. The Group’s holding in Cadbury Nigeria increased by 6% to 46%. Total acquisition spend in the prior period was £275m.

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11   US GAAP

     The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (“GAAP”) applicable in the UK, which differ from those applicable in the US. Key figures under US GAAP and a reconciliation of net income are summarised below:

	Half Year	Half Year

	2003	2002

	(unaudited)	(unaudited)
	£m	£m
Key figures under US GAAP
Reported net income (as below)	107	255
Shareholders’ equity	3,599	3,756
Basic earnings per ADR	£ 0.21	£ 0.51
Diluted earnings per ADR	£ 0.21	£ 0.51
Net income for Ordinary Shareholders per UK GAAP	185	226
US GAAP adjustments:
Amortisation of goodwill and intangibles	44	25
Derivatives 1	(173)	7
Pension costs	5	4
Other items	7	(1)
Taxation on above adjustments	50	(3)
Deferred taxation	(11)	(3)

Net income from continuing operations	107	255

1.	The Group uses commodity futures to reduce the volatility of the price paid for raw materials, as well as other derivative financial instruments to reduce the Group’s exposure to movements in interest and exchange rates. These contracts are treated as hedges under UK GAAP but the Group has not designated its derivative instruments as hedges under US GAAP pursuant to SFAS 133. Consequently under US GAAP all contracts are marked to market at the balance sheet date. This has resulted in the Group recording a loss for the period on these contracts under US GAAP, principally as a result of falling commodity prices and interest rates in the period.

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CADBURY SCHWEPPES FINANCE P.L.C.

ANNUAL REPORT AND ACCOUNTS

for the 52 weeks ended December 29, 2002

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Statement of Directors Responsibilities

     United Kingdom company law requires the Directors to prepare the accounts for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year, and of the profit and loss for the financial year.

     After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

     The Directors consider that in preparing the accounts the Company has used appropriate accounting policies that have been consistently applied and supported by reasonable and prudent judgements and estimates. All accounting standards that the Directors consider applicable, have been followed subject to any material departures disclosed and explained in the accounts.

     The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company, and which enable them to ensure that the accounts comply with the Companies Act 1985. The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

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AUDITORS’ REPORT

Independent auditors’ report to the members of Cadbury Schweppes Finance plc

     We have audited the accounts of Cadbury Schweppes Finance plc for the year ended 29 December 2002 which comprise the Profit and loss account, Reconciliation of movement in shareholders’ funds, Balance sheet, and the related notes numbered 1 to 17. These accounts have been prepared under the accounting policies set out therein.

     This report is made solely to the Company’s members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

     As described in the statement of Directors’ responsibilities, the Company’s directors are responsible for the preparation of the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the accounts in accordance with relevant United Kingdom legal and regulatory requirements, auditing standards and the Listing Rules of the Financial Services Authority.

     We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Company is not disclosed.

     We read the Directors’ report for the above year and consider the implications for our report if we become aware of any apparent misstatements.

Basis of opinion

     We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

     In our opinion the accounts give a true and fair view of the state of affairs of the Company as at 29 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants & Registered Auditors
London
10 April 2003

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Profit and loss account
Reconciliation of movements in shareholders’ funds

For the 52 weeks ended 29 December 2002 (note 2)

Notes		2002	2001

		£’000	£’000
4	Operating income	141,634	158,068
5	Operating charges	(139,274)	(159,558)

	Operating profit/(loss) and profit/(loss) on ordinary activities before taxation	2,360	(1,490)
7	Tax on profit/(loss) on ordinary activities	208	678

	Profit/(loss) on ordinary activities after taxation	2,568	(812)
8	Dividends paid to shareholders	–	(20,000)

	Retained profit/(loss) for the year	2,568	(20,812)
	Retained profit at beginning of year	3,350	24,162

	Retained profit at end of year	5,918	3,350

     There are no recognised gains or losses in either year other than the profit/(loss) for each year. All operations of the Company continued throughout both years and no operations were acquired or discontinued.

     The accompanying notes form an integral part of this profit and loss account.

Reconciliation of movements in shareholders’ funds

	2002	2001

	£’000	£’000
Shareholders’ funds at beginning of year	15,350	36,162
Retained profit/(loss) for the year	2,568	(20,812)

Shareholders’ funds at end of year	17,918	15,350

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Balance Sheet

As at 29 December 2002 (note 2)

Notes		2002	2001

		£’000	£’000
	Current assets
9	Investments	30,100	73,610
10	Debtors	3,407,247	2,909,508

		3,437,347	2,983,118
11	Creditors: Amounts falling due within one year	(1,989,979)	(1,774,514)

	Total assets less current liabilities, and Net current assets	1,447,368	1,208,604

12	Creditors: Amounts falling due after more than one year	(1,429,450)	(1,193,254)

	Net assets	17,918	15,350

	Equity capital and reserves
13	Called-up share capital	12,000	12,000
	Profit and loss account	5,918	3,350

	Equity shareholders’ funds	17,918	15,350

The accompanying notes form an integral part of this balance sheet.

Signed on behalf of the Board

Directors:	T. D. Owen
P. A. Cartmell

10 April 2003

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NOTES TO ACCOUNTS

1   Accounting policies

     The principal accounting policies are summarised below. They have been applied consistently throughout the year and the preceding year.

a) Accounting convention

     The accounts are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

b) Financial year

     The annual accounts are made up to the Sunday nearest to 31 December. This results periodically in a financial year of 53 weeks.

c) Foreign currencies

     Assets and liabilities expressed in foreign currencies are translated into sterling at the year end at the forward rate when covered by an open foreign exchange contract. Assets and liabilities expressed in foreign currencies for which no forward rates have been contracted at the year end are translated at the middle market rate ruling at that date.

     All profits and losses arising on the translation or revaluation of foreign currency assets, liabilities and forward contracts are recognised immediately in the profit and loss account.

     For monetary assets and liabilities denominated in foreign currencies which have been hedged by a forward foreign exchange contract, an asset or liability is recognised in the balance sheet on the date the transaction was entered into, being the revaluation of the forward foreign exchange contract at the applicable spot rate. This balance is amortised to the profit and loss account over the period to maturity of the forward foreign exchange contract.

d) Off balance sheet contracts

     Off balance sheet contracts are entered into for hedging and trading purposes. Off balance sheet hedging contracts are accounted for in a manner consistent with the underlying asset or liability. All premiums paid on the purchase of options relating to hedging transactions are amortised to the profit and loss account on a straight line basis over the period to maturity of the contract. Off balance sheet hedging contracts which cease to act as effective hedges and off balance sheet trading contracts are valued at market value with all unrealised gains and losses being taken to the profit and loss account.

e) Taxation

     Corporation tax payable is provided on the taxable profit at the current rate. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

     A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

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NOTES TO ACCOUNTS (continued)

1   Accounting policies (continued)

e) Taxation (continued)

     Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

f) Investments

     Current asset investments are stated at the lower of cost and net realisable value, less provisions for impairment.

g) Cash flow statement

     In accordance with the provision of Financial Reporting Standard No. 1, the Company has not prepared a cash flow statement because its parent company, Cadbury Schweppes plc, which is incorporated in England and Wales, has prepared consolidated accounts which include the accounts of the Company for the period and which are publicly available.

2   Accounts

     The profit and loss accounts cover the 52 weeks from 31 December 2001 to 29 December 2002 and the 52 weeks from 1 January 2001 to 30 December 2001. The balance sheets for 2002 and 2001 have been drawn up at 29 December 2002 and 30 December 2001 respectively.

3   Ultimate parent undertaking

     The Company’s ultimate parent undertaking is Cadbury Schweppes plc, a company registered in England and Wales. This is also the largest and the smallest group in which the results of the Company are consolidated. Copies of the Group Accounts of Cadbury Schweppes plc are available from 25 Berkeley Square, London W1J 6HB.

     As a subsidiary of Cadbury Schweppes plc the Company has taken advantage of the exemption in FRS8: “Related party disclosures” not to disclose transactions with other members of the group headed by Cadbury Schweppes plc.

4   Operating income

	2002	2001

	£’000	£’000
Net profit on foreign currency operations	–	1,729
Interest on short term deposits	2,737	1,219
Interest from group undertakings	135,768	155,120
Loan provision written back	2,995	–
Other	134	–

	141,634	158,068

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NOTES TO ACCOUNTS (continued)

5   Operating charges

	2002	2001

	£’000	£’000
Net loss on foreign currency operations	3,482	–
Interest payable to group undertakings	54,419	85,117
Interest payable on bank overdrafts and other short term borrowings	13,896	24,324
Interest payable on long term borrowings	62,736	44,900
Auditors’ remuneration	6	6
Other bank charges	2,471	4,127
Management charges	1,175	1,084
Facility fees written off	1,089	–

	139,274	159,558

     There were no amounts paid to the auditors in respect of non audit fees in either year.

6   Directors’ emoluments

     The Directors are remunerated by Cadbury Schweppes plc for their services to the group as a whole. No remuneration was paid to them specifically in respect of Cadbury Schweppes Finance plc.

7   Tax on profit/(loss) on ordinary activities

	2002	2001

	£’000	£’000
Tax recoverable	(213)	(447)
Prior year adjustment	5	(231)

	(208)	(678)

     The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the current tax charge as a percentage of profit before tax.

	2002	2001

	£’000	£’000
UK Corporation tax at 30%	708	(447)
Loan provision write back	(899)	–
Other permanent differences	(22)	–
Prior year adjustment	5	(231)

Current tax credit	(208)	(678)

     The tax credit is expected to remain consistent over future years.

8   Dividends

	2002	2001

	£’000	£’000
Interim dividend paid on ordinary shares	–	20,000

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NOTES TO ACCOUNTS (continued)

9   Investments

	2002	2001

	£’000	£’000
Money market deposits	30,100	73,610

10   Debtors

	2002	2001

	£’000	£’000
Loans to parent company	1,656,399	1,370,136
Loans to other Group undertakings	1,744,884	1,531,293
Prepayments and accrued income	5,756	7,420
Corporation tax	208	659

	3,407,247	2,909,508

     Included in loans to parent company is a loan for £48.8 million, which is due after more than one year (2001: £53.9 million). Included in loans to other group undertakings are loans totalling USD1,450 million (£906 million) to fellow subsidiaries, which are due after more than one year (2001: £986.7 million). All other amounts are receivable within one year.

     Prepayments and accrued income includes interest receivable from group undertakings of £2.5million (2001: £3.1million).

11   Creditors: amounts falling due within one year

	2002	2001

	£’000	£’000
Bank overdrafts	14,032	10,066
Commercial paper	237,907	293,354
Euro medium term notes	126,049	85,363
Loans from other group undertakings	1,555,442	1,355,854
Other creditors	56,544	29,877
Corporation tax	5	–

	1,989,979	1,774,514

     Loans from other group undertakings are repayable at various dates throughout 2002 and bear interest at market rates. Other creditors include interest payable to group undertakings of £9.4 million (2001: £11.7 million).

     The Euro Medium Term Notes have currency and interest rate swaps associated with them. Information on the effective interest rate and currency of borrowings is included in Note 16(b), and information on the maturity profile of borrowings is included in Note 16(d).

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NOTES TO ACCOUNTS (continued)

12   Creditors: amounts falling due after more than one year

	2002	2001

	£’000	£’000
Euro Medium Term Notes	1,429,450	1,193,254

     The Euro Medium Term Notes have currency and interest rate swaps associated with them. Information on the effective interest rate and currency of borrowings is included in Note 16(b), and information on the maturity profile of borrowings is included in Note 16(d).

13   Share capital

	2002	2001

	£’000	£’000
Authorised:
48,000,000 ordinary shares of 25p each	12,000	12,000

Allotted called up and fully paid up:
48,000,000 ordinary shares of 25p each	12,000	12,000

14   Financial commitments

     In the normal course of business the Company enters into forward commitments for the purchase and sale of foreign currencies and the hedging of interest rate exposures and buys and sells currency points.

     A right of set-off existed at the balance sheet date between the group companies and Cadbury Schweppes plc in respect of the collective borrowing facilities with Lloyds TSB Bank plc and Bank of America NT & SA. The Company has accepted joint and several liability for the liabilities of Cadbury Schweppes plc with Bank of America NT & SA. The net contingent liabilities under these agreements at the end of the year were £15.1 million.

15   Treasury risk management

     The principal activity of the Company is the management of funding and foreign currency exposure for the Cadbury Schweppes Group.

     The Company’s financial instruments, other than derivatives, comprise borrowings, investments, cash and various items, such as accruals and prepayments that arise directly from its operations.

     Throughout the period under review, no trading in financial instruments was undertaken by the Company.

     Derivative financial instruments are utilised by the Company to lower funding costs for the Cadbury Schweppes Group, to diversify sources of funding for the Cadbury Schweppes Group, to alter interest rate exposures arising from the mis-matches between assets and liabilities of the Cadbury Schweppes Group, or to achieve greater certainty of future costs of the Cadbury Schweppes Group. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward foreign currency contracts. These instruments are entered into in accordance with policies approved by the Board of Directors of Cadbury Schweppes plc as detailed in “Risk Management”.

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NOTES TO ACCOUNTS (continued)

15   Treasury risk management (continued)

     The main risks arising from the Company’s financial instruments are liquidity risk, finance and interest rate risk and currency risk.

a) Liquidity risk

     The Company acts as a source of funding to the Cadbury Schweppes Group. Its funding activities are in line with the policies of the Cadbury Schweppes Group, as detailed in “Risk Management”.

b) Finance and interest rate risk

     The Cadbury Schweppes Group has an exposure to interest rate fluctuations on its borrowings. The Company helps manage these by the use of interest rate swaps and cross-currency interest rate swaps, which are entered into in accordance with the policies of Cadbury Schweppes plc, as detailed in “Risk Management”.

c) Currency risk

     The Cadbury Schweppes Group operates internationally giving rise to exposure from changes in foreign exchange rates. The Company contributes to the management of the Cadbury Schweppes Group’s currency risk by raising funds in different currencies and through the use of hedging instruments such as swaps, in line with the policies of the Cadbury Schweppes Group, as detailed in “Risk Management”.

16   Borrowings, derivatives and other financial instruments

a) Analysis of net borrowings

     Short term debtors and creditors (other than short term loans and investments) have been omitted from all disclosures other than the currency analysis of assets in note 16(c).

	2002	2001

	£’000	£’000
Net Cash:
Bank overdrafts	14,032	10,066

	14,032	10,066

Investments	(30,100)	(73,610)
Loans to parent company and other group undertakings	(3,401,283)	(2,901,429)
Short term borrowings	1,919,398	1,734,571
Long term borrowings	1,429,450	1,193,254

Net borrowings	(68,503)	(37,148)

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NOTES TO ACCOUNTS (continued)

16   Borrowings, derivatives and other financial instruments (continued)

b) Interest rate and currency of borrowings

     After taking into account the various interest rate and currency swaps entered into by the Company, the effective currency and interest rate exposure of the Company’s net borrowings were as follows:

     As at 29 December 2002:

	2002	Cash &				Effect of
	Total net	floating	Floating	Fixed rate	Fixed rate	Currency
	borrowings	assets	borrowings	assets	borrowings	Swaps

	£’000	£’000	£’000	£’000	£’000	£’000
Sterling	(25,446)	(1,983,108)	1,312,623	–	158,946	486,093
Euro	(748)	(540,774)	408,602	–	74,678	56,746
US Dollar	(43,581)	(187,141)	106,117	(718,750)	961,315	(205,122)
Others	1,272	(1,611)	340,600	–	–	(337,717)

	(68,503)	(2,712,634)	2,167,942	(718,750)	1,194,939	–

     As at 30 December 2001:

	2001	Cash &				Effect of
	Total net	floating	Floating	Fixed rate	Fixed rate	Currency
	borrowings	assets	borrowings	assets	borrowings	Swaps

	£’000	£’000	£’000	£’000	£’000	£’000
Sterling	(20,353)	(1,681,515)	1,077,531	–	149,293	434,338
Euro	1,560	(262,604)	531,140	–	9,083	(276,059)
US Dollar	(18,213)	(529,360)	842,082	(794,583)	344,615	119,033
Others	(142)	–	277,170	–	–	(277,312)

	(37,148)	(2,473,479)	2,727,923	(794,583)	502,991	–

     Floating rate borrowings bear interest based on short term inter-bank rates or commercial paper rates.

     The Company’s fixed rate borrowings were as follows:

     At 29 December 2002:

			Weighted
		Weighted	average time
	Fixed rate	average	for which rate
	borrowings	interest rate	is fixed

	£’000%		Years
Sterling	158,946	5.8	2.9
Euro	74,678	3.9	2.9
US Dollars	961,315	5.0	3.9

	1,194,939	5.0	3.7

     In addition to the above fixed rate borrowing analysis, forward starting USD interest rate of swaps of £500m have been executed to hedge exposure arising from the acquisition of Adams (see note 17) at a weighted average interest rate of 3.6% and a weighted average life of 4.5 years.

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NOTES TO ACCOUNTS (continued)

16   Borrowings, derivatives and other financial instruments (continued)

b) Interest rate and currency of borrowings (continued)

     Also in anticipation of the acquisition by Cadbury Schweppes plc of the Adams confectionery business from Pfizer Inc, the company entered into a new revolving credit facility for £3.8 billion which has a maturity profile of up to five years.

     At 30 December 2001:

			Weighted
		Weighted	average time
	Fixed rate	average	for which rate
	borrowings	interest rate	is fixed

	£’000%		Years
Sterling	149,293	5.8	3.9
Euro	9,083	5.1	3.5
US Dollars	344,615	6.0	3.4

	502,991	5.9	3.6

c) Currency analysis of net assets

     The Company’s net assets (excluding borrowings) and net borrowings by currency at 29 December 2002 were as follows:

			2002	2001
	Net assets/
	(liabilities)	Net borrowings	Net	Net
	by currency	by currency	investments	investments

	£’000	£’000	£’000	£’000
Sterling	(5,577)	25,446	19,869	19,170
Euro	182	748	930	2,571
US Dollars	(44,074)	43,581	(493)	(6,521)
Other	(1,116)	(1,272)	(2,388)	130

	(50,585)	68,503	17,918	15,350

d) Maturity of financial liabilities

     The maturity profile of the Company’s liabilities at 29 December 2002 was as follows:

	2002	2001

	£’000	£’000
Within one year or on demand	1,933,430	1,744,637
Between one and two years	141,325	167,885
Between two and five years	1,252,507	1,004,912
After five years	35,618	20,457

	3,362,880	2,937,891

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NOTES TO ACCOUNTS (continued)

16   Borrowings, derivatives and other financial instruments (continued)

e) Borrowing facilities

     At 29 December 2002, the Company had undrawn Revolving Credit Facilities of USD 6,375 million (£3,984 million) (2001: £1,003 million). The maturity dates of these facilities are:

Facility	Maturity

USD 275 million	August 2004
USD 1,600 million	December 2004	(subject to the exercise by the Company of a term-out option prior to December 2003)
USD 2,000 million	December 2005
USD 2,500 million	December 2007

f) Fair values of financial assets and financial liabilities

     The comparison of book and fair values of all the Company’s financial instruments is set out below. Where available, market values have been used to determine fair values. Where no market values are available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	2002	2002	2001	2001

	Book value	Fair value	Book value	Fair value

	£’000	£’000	£’000	£’000
Primary financial instruments
Cash at bank and in hand	–	–	–	–
Loans receivable before the effect of derivatives	3,426,538	3,513,722	2,989,776	2,999,157
Debt before the effect of derivatives	(3,369,975)	(3,434,758)	(2,938,007)	(2,957,183)
Derivatives to manage interest rate and currency profile of
borrowings	11,940	(12,970)	(14,621)	(27,534)

Net borrowings	68,503	65,994	37,148	14,440

Derivatives related to net borrowings
Assets:
Currency and interest rate swaps	16,931	44,394	14,766	45,171
Interest rate swaps	–	5,039	–	–
Liabilities:
Currency and interest rate swaps	(4,991)	(27,080)	(29,387)	(61,004)
Interest rate swaps	–	(28,851)	–	(6,560)
Other assets:
Currency exchange contracts	–	13,960	–	13,828
Other liabilities:
Currency exchange contracts	–	(20,432)	–	(18,969)

Effect of derivatives related to net borrowings	11,940	(12,970)	(14,621)	(27,534)

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NOTES TO ACCOUNTS (continued)

16   Borrowings, derivatives and other financial instruments (continued)

g) Hedges of future transactions

     The Company enters into forward exchange contracts on behalf of other group operating companies to eliminate the currency exposures that arise on sales or purchases denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

			Total net
	Gains	Losses	gains/(losses)

	£’000	£’000	£’000
Unrecognised Gains/Losses on hedges at 31 December 2001	44,233	(57,148)	(12,915)
Gains and losses arising in previous years that were recognised in 2002	13,143	(21,116)	(7,973)

Gains and losses arising before 31 December 2001 that were not
recognised in 2002	31,090	(36,032)	(4,942)
Gains and losses arising in 2001 that were not recognised in 2002	25,697	(45,664)	(19,967)

Unrecognised Gains/Losses on hedges at 29 December 2002	56,787	(81,696)	(24,909)
Of which:
Gains and losses expected to be recognised in 2003	13,867	(21,564)	(7,697)
Gains and losses expected to be recognised in 2004 or later	42,920	(60,132)	(17,212)

17   Post balance sheet events

     On 30 March 2003, Cadbury Schweppes plc completed the acquisition of the Adams confectionery business from Pfizer Inc for US$4.2 billion (£2.7 billion). Substantially all of this was funded by the company through the draw down of facilities and the issuance of commercial paper.

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[THIS PAGE INTENTIONALLY LEFT BLANK]

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CADBURY SCHWEPPES FINANCE P.L.C.

ANNUAL REPORT AND ACCOUNTS

for the 52 weeks ended December 30, 2001

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Statement of Directors Responsibilities in Relation to Accounts.

     The Directors are required by the Companies Act 1985 to prepare accounts for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year, and of the profit and loss for the financial year.

     After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

     The Directors consider that in preparing the accounts the Company has used appropriate accounting policies that have been consistently applied and supported by reasonable and prudent judgements and estimates. All accounting standards that the Directors consider applicable, have been followed subject to any material departures disclosed and explained in the accounts.

     The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company, and which enable them to ensure that the accounts comply with the Companies Act 1985. The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

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AUDITORS’ REPORT

Independent auditors’ report to the shareholders of Cadbury Schweppes Finance p.l.c.

     We have audited the accounts of Cadbury Schweppes Finance p.l.c. for the year ended 30 December 2001 which comprise the Profit and loss account, Balance sheet, and the related notes numbered 1 to 16. These accounts have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

     The directors’ responsibilities for preparing the annual report and the accounts in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of directors’ responsibilities. Our responsibility is to audit the accounts in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

     We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Company is not disclosed.

     We read the Directors’ report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of opinion

     We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

     In our opinion the accounts give a true and fair view of the state of affairs of The Company at 30 December 2001 and of the Company’s loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

ARTHUR ANDERSEN
Chartered Accountants & Registered Auditors
180 Strand
London
8 April 2002	WC2R 1BL

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Profit and loss account

Reconciliation of movements in shareholders’ funds

For the period ended 30 December 2001 (note 2)

Notes		2001	2000

		£’000	£’000
4	Operating income	158,068	122,322
5	Operating charges	(159,558)	(118,404)

	(Loss)/profit on ordinary activities before taxation	(1,490)	3,918
7	Tax on (loss)/profit on ordinary activities	678	(967)

	(Loss)/profit on ordinary activities after taxation	(812)	2,951
8	Dividends paid to shareholders	(20,000)	–

	Retained (loss)/profit for the year	(20,812)	2,951
	Retained profit at beginning of year	24,162	21,211

	Retained profit at end of year	3,350	24,162

     There are no recognised gains or losses in either year other than the (loss)/profit for each year.

     The accompanying notes form an integral part of this profit and loss account.

Reconciliation of movements in shareholders’ funds	2001	2000

	£’000	£’000
Shareholders’ funds at beginning of year	36,162	33,211
Retained (loss)/profit for the year	(20,812)	2,951

Shareholders’ funds at end of year	15,350	36,162

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Balance Sheet

As at 30 December 2001 (note 2)

Notes		2001	2000

		£’000	£’000
	Current assets
9	Investments	73,610	32,240
10	Debtors	2,909,508	2,726,898
	Cash at bank and in hand	–	9,447

		2,983,118	2,768,585
11	Creditors: Amounts falling due within one year	(1,774,514)	(2,524,216)

	Net current assets	1,208,604	244,369

12	Creditors: Amounts falling due after more than one year	(1,193,254)	(208,207)

	Net assets	15,350	36,162

	Equity capital and reserves
13	Called-up share capital	12,000	12,000
	Profit and loss account	3,350	24,162

		15,350	36,162

Signed on behalf of the Board
Directors:	T D Owen
G T Slater
8 April 2002

The accompanying notes form an integral part of this balance sheet.

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NOTES TO ACCOUNTS

1   Accounting policies

     The principal accounting policies, all of which have been applied consistently throughout the period and the preceding period, except as noted in relation to deferred tax below, are as follows:

a) Accounting convention

     The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

b) Financial year

     The annual accounts are made up to the Sunday nearest to 31 December. This results periodically in a financial year of 53 weeks.

c) Foreign currencies

     Assets and liabilities expressed in foreign currencies are translated into sterling at the year end at the forward rate when covered by an open foreign exchange contract. Assets and liabilities expressed in foreign currencies for which no forward rates have been contracted at the year end are translated at the middle market rate ruling at that date.

     All profits and losses arising on the translation or revaluation of foreign currency assets, liabilities and forward contracts are recognised immediately in the profit and loss account.

     For monetary assets and liabilities denominated in foreign currencies which have been hedged by a forward foreign exchange contract, an asset or liability is recognised in the balance sheet on the date the transaction was entered into, being the revaluation of the forward foreign exchange contract at the applicable spot rate. This balance is amortised to the profit and loss account over the period to maturity of the forward foreign exchange contract.

d) Off balance sheet contracts

     Off balance sheet contracts are entered into for hedging and trading purposes. Off balance sheet hedging contracts are accounted for in a manner consistent with the underlying asset or liability. All premiums paid on the purchase of options relating to hedging transactions are amortised to the profit and loss account on a straight line basis over the period to maturity of the contract. Off balance sheet hedging contract which cease to act as effective hedges and off balance sheet trading contracts are valued at the lower of cost or market value with all unrealised losses being taken to the profit and loss account.

e) Taxation

     Corporation tax payable is provided on the taxable profit at the current rate. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

     A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

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NOTES TO ACCOUNTS (continued)

1   Accounting policies (continued)

e) Taxation (continued)

     Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis. On adoption of FRS19 the Company has changed its accounting policy in respect of deferred taxation and this does not have a material effect on the results of the Company and accordingly no restatements of prior year is required.

f) Investments

     Current asset investments are stated at the lower of cost and net realisable value.

g) Cash flow statement

     In accordance with the provision of Financial Reporting Standard No. 1, the Company has not prepared a cash flow statement because its parent company, Cadbury Schweppes plc, which is incorporated in England and Wales, has prepared consolidated accounts which include the accounts of the Company for the period and which are publicly available.

2   Accounts

     The profit and loss accounts cover the 52 weeks from 1 January 2001 to 30 December 2001 and the 52 weeks from 3 January 2000 to 31 December 2000. The balance sheets for 2001 and 2000 have been drawn up at 30 December 2001 and 31 December 2000 respectively.

3   Ultimate parent undertaking

     The Company’s ultimate parent undertaking is Cadbury Schweppes plc, a company registered in England and Wales. This is also the largest and the smallest group in which the results of the Company are consolidated. Copies of the Group Accounts of Cadbury Schweppes plc are available from 25 Berkeley Square, London W1J 6HB.

     As a subsidiary of Cadbury Schweppes plc the Company has taken advantage of the exemption in FRS8: “Related party disclosures” not to disclose transactions with other members of the group headed by Cadbury Schweppes plc.

4   Operating income

	2001	2000

	£’000	£’000
Net profit on foreign currency operations	1,729	875
Interest on short term deposits	1,219	3,883
Interest on long term deposits	–	11,360
Interest from group undertakings	155,120	106,204

	158,068	122,322

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NOTES TO ACCOUNTS (continued)

5 Operating charges
	2001	2000

	£’000	£’000
Interest payable to group undertakings	85,117	83,460
Interest payable on bank overdrafts and other short term borrowings	24,324	14,625
Interest payable on long term borrowings	44,900	18,796
Auditors’ remuneration	6	7
Other bank charges	4,127	962
Management charges	1,084	554

	159,558	118,404

6   Directors’ emoluments

     The Directors are remunerated by Cadbury Schweppes plc for their services to the group as a whole. No remuneration was paid to them specifically in respect of Cadbury Schweppes Finance plc.

7   Tax and profit on ordinary activities

	2001	2000

	£’000	£’000
Tax (recoverable)/payable	(447)	967
Prior year adjustment	(231)	–

	(678)	967

     The table below relates the UK Corporation Tax rate applicable in each year to the effective rate obtained by computing the current tax charge as a percentage of profit before tax.

	2001	2000

	£’000	£’000
UK Corporation tax at 30%	(447)	1,175
Waiver of loan	–	(208)

Current tax charge	(447)	967

     The tax charge is expected to remain consistent over future years.

8   Dividends

	2001	2000

	£’000	£’000
Interim dividend paid on ordinary shares	20,000	–

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NOTES TO ACCOUNTS (continued)

9   Investments

	2001	2000

	£’000	£’000
Money market deposits	73,610	32,240

10   Debtors

	2001	2000

	£’000	£’000
Loans to parent company	1,370,136	1,478,426
Loans to other group undertakings	1,531,293	1,234,592
Prepayments and accrued income	7,420	13,880
Corporation Tax	659	–

	2,909,508	2,726,898

     Included in loans to parent company is a loan for £53.9 million, which is due after more than one year (2000: £54.3 million). Included in loans to other group undertakings are loans totalling USD1,450 million (£986.7 million) to fellow subsidiaries, which are due after more than one year (2000: £192.2 million). All other amounts are receivable within one year.

     Prepayments and accrued income includes interest receivable from group undertakings of £3.1 million (2000: £2.4 million).

11   Creditors: amounts falling due within one year

	2001	2000

	£’000	£’000
Bank overdrafts	10,066	27,279
Commercial paper	293,354	730,162
Euro Medium Term Notes	85,363	–
Loans from other group undertakings	1,355,854	1,746,669
Other creditors	29,877	19,155
Corporation tax	–	951

	1,774,514	2,524,216

     Loans from other group undertakings are repayable at various dates throughout 2002 and bear interest at market rates. Other creditors include interest payable to group undertakings of £11.7 million (2000: £13.1 million).

     The Euro Medium Term Notes have currency and interest rate swaps associated with them. Information on the effective interest rate and currency of borrowings is included in Note 16(b), and information on the maturity profile of borrowings is included in Note 16(d).

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NOTES TO ACCOUNTS (continued)

12   Creditors: amounts falling due after more than one year

	2001	2000

	£’000	£’000
Euro Medium Term Notes	1,193,254	208,207

     The Euro Medium Term Notes have currency and interest rate swaps associated with them. Information on the effective interest rate and currency of borrowings is included in Note 16(b), and information on the maturity profile of borrowings is included in Note 16(d).

13   Share capital

	2001	2000

	£’000	£’000
Authorised:
48,000,000 ordinary shares of 25p each	12,000	12,000

Allotted called up and fully paid up:
48,000,000 ordinary shares of 25p each	12,000	12,000

14   Financial commitments

     In the normal course of business the Company enters into forward commitments for the purchase and sale of foreign currencies and the hedging of interest rate exposures and buys and sells currency points.

     A right of set-off existed at the balance sheet date between the group companies and Cadbury Schweppes plc in respect of the collective borrowing facilities with Lloyds TSB Bank plc and Bank of America NT & SA. The Company has accepted joint and several liability for the liabilities of Cadbury Schweppes plc with Bank of America NT & SA. The net contingent liabilities under these agreements at the end of the year were £2 million.

15   Treasury risk management

     The principal activity of the Company is the management of funding and foreign currency exposure for the Cadbury Schweppes Group.

     The Company’s financial instruments, other than derivatives, comprise borrowings, investments, cash and various items, such as accruals and prepayments that arise directly from its operations.

      Throughout the period under review, no trading in financial instruments was undertaken by the Company.

     Derivative financial instruments are utilised by the Company to lower funding costs for the Cadbury Schweppes Group, to diversify sources of funding for the Cadbury Schweppes Group, to alter interest rate exposures arising from the mis-matches between assets and liabilities of the Cadbury Schweppes Group, or to achieve greater certainty of future costs of the Cadbury Schweppes Group. The derivatives used for this purpose

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NOTES TO ACCOUNTS (continued)

15   Treasury risk management (continued)

are principally interest rate swaps, currency swaps and forward foreign currency contracts. These instruments are entered into in accordance with policies approved by the Board of Directors of Cadbury Schweppes plc as detailed in “Risk Management”.

     The main risks arising from the Company’s financial instruments are liquidity risk, finance and interest rate risk and currency risk.

a) Liquidity risk

     The Company acts as a source of funding to the Cadbury Schweppes Group. Its funding activities are in line with the policies of the Cadbury Schweppes Group, as detailed in “Risk Management”.

b) Finance and interest rate risk

     The Cadbury Schweppes Group has an exposure to interest rate fluctuations on its borrowings. The Company helps manage these by the use of interest rate swaps and cross-currency interest rate swaps, which are entered into in accordance with the policies of Cadbury Schweppes plc, as detailed in “Risk Management”.

c) Currency risk

     The Cadbury Schweppes Group operates internationally giving rise to exposure from changes in foreign exchange rates. The Company contributes to the management of the Cadbury Schweppes Group’s currency risk by raising funds in different currencies and through the use of hedging instruments such as swaps, in line with the policies of the Cadbury Schweppes Group, as detailed in “Risk Management”.

16   Borrowings, derivatives and other financial instruments

a) Analysis of net borrowings

     Short term debtors and creditors (other than short term loans and investments) have been omitted from all disclosures other than the currency analysis of assets in note 16(c).

	2001	2000

	£’000	£’000
Net Cash:
Cash at bank and in hand	–	(9,447)
Bank overdrafts	10,066	27,279

	10,066	17,832

Investments	(73,610)	(32,240)
Loans to parent company and other group undertakings	(2,901,429)	(2,713,018)
Short term borrowings	1,734,571	2,476,831
Long term borrowings	1,193,254	208,207

Net borrowings	(37,148)	(42,388)

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NOTES TO ACCOUNTS (continued)

16   Borrowings, Derivatives and other Financial Instruments (continued)

b) Interest rate and currency of borrowings

     After taking into account the various interest rate and currency swaps entered into by the Company, the effective currency and interest rate exposure of the Company’s net borrowings were as follows:

As at 30 December 2001:

	2001	Cash &				Effect of
	Total net	floating	Floating	Fixed rate	Fixed rate	currency
	borrowings	assets	borrowings	assets	borrowings	swaps

	£’000	£’000	£’000	£’000	£’000	£’000
Sterling	(20,353)	(1,681,515)	1,077,531	–	149,293	434,338
Euro	1,560	(262,604)	531,140	–	9,083	(276,059)
US Dollar	(18,213)	(529,360)	842,082	(794,583)	344,615	119,033
Others	(142)	–	277,170	–	–	(277,312)

	(37,148)	(2,473,479)	2,727,923	(794,583)	502,991	–

As at 31 December 2000:

	2000	Cash &				Effect of
	Total net	floating	Floating	Fixed rate	Fixed rate	currency
	borrowings	assets	borrowings	assets	borrowings	swaps

	£’000	£’000	£’000	£’000	£’000	£’000
Sterling	(37,934)	(1,548,304)	1,325,329	–	50,000	135,041
Euro	(346)	(21,960)	328,860	–	–	(311,246)
US Dollar	(4,241)	(1,184,440)	669,920	–	302,013	178,266
Others	133	–	2,194	–	–	(2,061)

	(42,388)	(2,754,704)	2,360,303	–	352,013	–

      Floating rate borrowings bear interest based on short term inter-bank rates or commercial paper rates.

      The Company’s fixed rate borrowings were as follows:

     At 30 December 2001:

			Weighted
		Weighted	average time
	Fixed rate	average	for which rate
	borrowings	interest rate	is fixed

	£’000%		Years
Sterling	149,293	5.8	3.9
Euro	9,083	5.1	3.5
US Dollars	344,615	6.0	3.4

	502,991	5.9	3.6

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NOTES TO ACCOUNTS (continued)

16   Borrowings, Derivatives and other Financial Instruments (continued)

b) Interest rate and currency of borrowings (continued)

At 31 December 2000:

			Weighted
		Weighted	average time
	Fixed rate	average	for which rate
	borrowings	interest rate	is fixed

	£’000%		Years
Sterling	50,000	6.0	2.9
US Dollars	302,013	6.5	2.7

	352,013	6.4	2.8

c) Currency analysis of net assets

     The Company’s net assets (excluding borrowings) and net borrowings by currency at 30 December 2001 were as follows:

		Net	2001	2000
	Net assets/	(borrowings)/
	(liabilities)	cash by	Net	Net
	by currency	currency	investments	investments

	£’000	£’000	£’000	£’000
Sterling	(1,183)	20,353	19,170	38,556
Euro	4,131	(1,560)	2,571	314
US Dollars	(24,734)	18,213	(6,521)	(2,605)
Other	(12)	142	130	(103)

	(21,798)	37,148	15,350	36,162

d) Maturity of financial liabilities

      The maturity profile of the Company’s liabilities at 30 December 2001 were as follows:

	2001	2000

	£’000	£’000
Within one year or on demand	1,744,637	2,504,109
Between one and two years	167,885	16,381
Between two and five years	1,004,912	191,826
After five years	20,457	–

	2,937,891	2,712,316

e) Borrowing facilities

     At 30 December 2001, the Company had undrawn Revolving Credit Facilities of which USD 1,495 million (£1,003 million) (2000: £1,764 million) are committed until August 2004.

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NOTES TO ACCOUNTS (continued)

16   Borrowings, Derivatives and other Financial Instruments (continued)

f) Fair values of financial assets and financial liabilities

     The comparison of book and fair values of all the Company’s financial instruments is set out below. Where available, market values have been used to determine fair values. Where no market values are available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	2001	2001	2000	2000

	Book value	Fair value	Book value	Fair value

	£’000	£’000	£’000	£’000
Primary financial instruments
Cash at bank and in hand	–	–	9,447	9,447
Loans receivable before the effect of derivatives	2,989,776	2,999,157	2,745,257	2,767,339
Debt before the effect of derivatives	(2,938,007)	(2,957,183)	(2,712,316)	(2,730,651)
Derivatives to manage interest rate and currency profile of borrowings	(14,621)	(27,534)	–	13,382

Net borrowings	37,148	14,440	42,388	59,517

Derivatives related to net borrowings
Assets:
Currency and interest rate swaps	14,766	45,171	–	22,680
Interest rate swaps	–	–	–	–
Liabilities:
Currency and interest rate swaps	(29,387)	(61,004)	–	(22,830)
Interest rate swaps	–	(6,560)	–	(4,542)
Other assets:
Currency exchange contracts	–	13,828	–	34,247
Other liabilities:
Currency exchange contracts	–	(18,969)	–	(16,173)

Effect of derivatives related to net borrowings	(14,621)	(27,534)	–	13,382

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NOTES TO ACCOUNTS (continued)

16   Borrowings, Derivatives and other Financial Instruments (continued)

g) Hedges of future transactions

     The Company enters into forward exchange contacts on behalf of other group operating companies to eliminate the currency exposures that arise on sales or purchases denominated in foreign currencies. It also uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the accounts until the hedged position matures. An analysis of these unrecognised gains and losses are as follows:

			Total net
	Gains	Losses	gains/(losses)

	£’000	£’000	£’000
Unrecognised Gains/Losses on hedges at 1 January 2001	56,927	(43,545)	13,382
Gains and losses arising in previous years that were recognised in 2001	32,015	(15,223)	16,792

Gains and losses arising before 1 January 2001 that were not recognised in 2001	24,912	(28,322)	(3,410)
Gains and losses arising in 2001 that were not recognised in 2001	19,321	(28,826)	(9,505)

Unrecognised Gains/Losses on hedges at 30 December 2001	44,233	(57,148)	(12,915)
Of which:
Gains and losses expected to be recognised in 2002	22,086	(32,109)	(10,023)
Gains and losses expected to be recognised in 2003 or later	22,147	(25,039)	(2,892)

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[THIS PAGE INTENTIONALLY LEFT BLANK]

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CADBURY SCHWEPPES FINANCE P.L.C.

ANNUAL REPORT AND ACCOUNTS

for the 52 weeks ended 31 December 2000

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Statement of Directors Responsibilities in Relation to Accounts.

     The Directors are required by the Companies Act 1985 to prepare accounts for each financial year, which give a true and fair view of the state of affairs of the Company as at the end of the financial year, and of the profit and loss for the financial year.

     After making enquiries, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

     The Directors consider that in preparing the accounts the Company has used appropriate accounting policies that have been consistently applied and supported by reasonable and prudent judgements and estimates. All accounting standards that the Directors consider applicable, have been followed subject to any material departures disclosed and explained in the accounts.

     The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company, and which enable them to ensure that the accounts comply with the Companies Act 1985. The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

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CADBURY SCHWEPPES FINANCE P.L.C.

AUDITORS’ REPORT

To the Shareholders of Cadbury Schweppes Finance p.l.c.

     We have audited the accounts on pages F-128 to F-136, which have been prepared under the historical cost convention and the accounting policies set out on pages F-130 and F-131.

Respective responsibilities of directors and auditors

     As described on page F-121 the Company’s Directors are responsible for the preparation of the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board and by our profession’s ethical guidance.

Basis of opinion

     We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

     In our opinion the accounts give a true and fair view of the state of the Company’s affairs at 31 December 2000 and of its profit for the 52 weeks then ended and have been properly prepared in accordance with the Companies Act 1985.

ARTHUR ANDERSEN
Chartered Accountants &
Registered Auditors
1 Surrey Street
London
WC2R 2PS

18 April 2001

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PROFIT AND LOSS ACCOUNT

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

FOR THE 52 WEEKS ENDED 31 December 2000 (note 2)

	Notes	2000	1999

		£000	£000
Operating income	4	122,322	47,511
Operating charges	5	(118,404)	(45,330)

Profit on ordinary activities before taxation		3,918	2,181
Tax on profit on ordinary activities	7	(967)	(619)

Retained profit for the year		2,951	1,562
Retained profit at beginning of year		21,211	19,649

Retained profit at end of year		24,162	21,211

     There are no recognised gains or losses in either year other than the profit for each year.

RECONCILIATION OF MOVEMENTS IN
SHAREHOLDERS’ FUNDS
Shareholders’ funds at beginning of the year	33,211	31,649
Retained profit for the year	2,951	1,562

Shareholders’ funds at end of year	36,162	33,211

The notes form part of these accounts

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BALANCE SHEET AS AT 31 December 2000 (note 2)

	Notes	2000	1999

		£000	£000
Current Assets
Investments	8	32,240	–
Debtors	9	2,726,898	1,164,546
Cash at bank and in hand		9,447	14,314

		2,768,585	1,178,860
Creditors: Amounts falling due within one year	10	(2,524,216)	(1,000,488)

Net Current Assets		244,369	178,372
Creditors: Amounts falling due after more than one year	11	(208,207)	(145,161)

Net Assets		36,162	33,211

Equity Capital and Reserves
Called-up share capital	12	12,000	12,000
Profit and loss account		24,162	21,211

		36,162	33,211

Signed on behalf of the Board

Directors:	M A C Clark
P A Cartmell

18 April 2001

The notes form part of these accounts

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NOTES ON THE ACCOUNTS

1   Accounting policies

     A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, is set out below.

a) Accounting convention

     The accounts are prepared under the historical cost convention. The accounts have been prepared in accordance with applicable accounting standards.

b) Financial year

     The annual accounts are made up to the Sunday nearest to 31 December. This results in a financial year of 53 weeks periodically.

c) Foreign currencies

     Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the year end rate applicable to the date of maturity. All forward foreign exchange contracts that are open at the year end are marked to market using applicable rates at that date.

     All profits and losses arising on the translation or revaluation of foreign currency assets, liabilities and forward contracts are recognised immediately in the profit and loss account.

     For monetary assets and liabilities denominated in foreign currencies which have been hedged by a forward foreign exchange contract, an asset or liability is recognised in the balance sheet on the date the transaction was entered into, being the revaluation of the forward foreign exchange contract at the applicable spot rate. This balance is amortised to the profit and loss account over the period to maturity of the forward foreign exchange contract.

d) Off balance sheet contracts

     Off balance sheet contracts are entered into for hedging and trading purposes. Off balance sheet hedging contracts are accounted for in a manner consistent with the underlying asset or liability. All premiums paid on the purchase of options relating to hedging transactions are amortised to the profit and loss account on a straight line basis over the period to maturity of the contract. Off balance sheet hedging contracts which cease to act as effective hedges and off balance sheet trading contracts are valued at the lower of cost or market with all unrealised losses being taken to the profit and loss account.

e) Taxation

     Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation is calculated on the liability method. Deferred tax is provided on timing differences which, in the opinion of the Directors, will probably reverse, at the rates of tax likely to be in force at the time of reversal.

f) Investments

     Current asset investments are stated at the lower of cost and net realisable value.

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NOTES TO ACCOUNTS (continued)

1   Accounting policies (continued)

g) Cash flow statement

     In accordance with the provision of Financial Reporting Standard No. 1, the Company has not prepared a cash flow statement because its parent company, Cadbury Schweppes plc, which is incorporated in England and Wales, has prepared consolidated accounts which include the accounts of the Company for the period and which are publicly available.

2   Accounts

     The profit and loss accounts cover the 52 weeks from 3 January 1999 to 2 January 2000 and the 52 weeks from 3 January 2000 to 31 December 2000. The balance sheets for 1999 and 2000 have been drawn up at 2 January 2000 and 31 December 2000 respectively.

3   Ultimate parent company

     The Company’s ultimate parent company is Cadbury Schweppes plc, registered in England and Wales. This is also the largest and the smallest group in which the results of the Company are consolidated. Copies of the Group Financial Statements of Cadbury Schweppes plc are available from 25 Berkeley Square, London W1J 6HB.

     As a subsidiary of Cadbury Schweppes plc the company has taken advantage of the exemption in FRS8: “Related party disclosures” not to disclose transactions with other members of the group headed by Cadbury Schweppes plc.

4   Operating income

	2000	1999

	£000	£000
Net profit on foreign currency operations	875	–
Interest on short term deposits	3,883	5,467
Interest on long term deposits	11,360	–
Interest from group undertakings	106,204	42,044

	122,322	47,511

5 Operating charges
	2000	1999

	£000	£000
Net loss on foreign currency operations	–	69
Interest payable to group undertakings	83,460	33,159
Interest payable on bank overdrafts and other short term borrowings	14,625	11,868
Interest payable on long term borrowings	18,796	–
Auditors’ remuneration	7	7
Other bank charges	962	227
Management charges	554	–

	118,404	45,330

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NOTES TO ACCOUNTS (continued)

6   Directors’ emoluments

     The Directors are remunerated by Cadbury Schweppes plc for their services to the group as a whole. No remuneration was paid to them specifically in respect of Cadbury Schweppes Finance p.l.c.

7   Tax on profit on ordinary activities

	2000	1999

	£000	£000
Corporation tax	967	619

8 Investments
	2000	1999

	£000	£000
Money market deposits	32,240	–

9 Debtors
	2000	1999

	£000	£000
Loans to parent company	1,478,426	1,042,011
Loans to other group undertakings	1,234,592	120,865
Prepayments and accrued income	13,880	1,670

	2,726,898	1,164,546

     Included in loans to parent company is a loan for £54.3 million, which is due after more than one year (1999 : £49.2 million). Included in loans to other group undertakings is a loan for USD300 million (£192.2 million) to a fellow subsidiary which is due after more than one year (1999 : £nil). All other amounts are receivable within one year.

     Prepayments and accrued income includes interest receivable from group undertakings of £2.4 million (1999 : £0.6 million) and also includes an income tax debtor of £1.8 million.

10   Creditors: Amounts falling due within one year

	2000	1999

	£000	£000
Bank overdrafts	27,279	–
Commercial paper	730,162	54,580
Loans from other group undertakings	1,746,669	934,863
Other creditors	19,155	10,522
Corporation tax	951	523

	2,524,216	1,000,488

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NOTES TO ACCOUNTS (continued)

10   Creditors: Amounts falling due within one year (continued)

     Loans from other group undertakings are repayable at various dates throughout 2001 and bear interest at market rates. Other creditors include interest payable to group undertakings of £13.1 million (1999 : £2 million).

11   Creditors: Amounts falling due after more than one year

	2000	1999

	£000	£000
Loan from parent company	–	145,161
Euro Medium Term Notes	208,207	–

	208,207	145,161

     The Euro Medium Term Notes have currency and interest rate swaps associated with them. Information on the effective interest rate and currency of borrowings is included in Note 15(a), and information on the maturity profile of borrowings is included in Note 15(c).

     In addition, as at 18 April 2001, the Company has issued, or agreed to issue, further Euro Medium Term Notes of an aggregate amount of USD735 million.

12 Share capital
	2000	1999

	£000	£000
Authorised:
48,000,000 ordinary shares of 25p each	12,000	12,000

Allotted, called-up and fully paid:
48,000,000 ordinary shares of 25p each	12,000	12,000

13   Financial commitments

     In the normal course of business the Company enters into forward commitments for the purchase and sale of foreign currencies and the hedging of interest rate exposures and buys and sells currency options.

     A right of set-off existed at the balance sheet date between the Group companies and Cadbury Schweppes plc in respect of the collective borrowing facilities with Lloyds Bank plc and Bank of America NT & SA. The Company has accepted joint and several liability for the liabilities of Cadbury Schweppes plc with Bank of America NT & SA. The net contingent liabilities under these agreements at the end of the year were £6.6 million.

14   Treasury Risk Management

     The principal activity of the Company is the management of funding and foreign currency exposure for the Cadbury Schweppes Group.

     The Company’s financial instruments, other than derivatives, comprise borrowings, investments, cash and various items, such as accruals and prepayments, that arise directly from its operations.

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NOTES TO ACCOUNTS (continued)

14   Treasury Risk Management (continued)

     Throughout the period under review, no trading in financial instruments was undertaken by the Company.

     Derivative financial instruments are utilised by the Company to lower funding costs for the Cadbury Schweppes Group, to diversify sources of funding for the Cadbury Schweppes Group, to alter interest rate exposures arising from the mis-matches between assets and liabilities of the Cadbury Schweppes Group, or to achieve greater certainty of future costs of the Cadbury Schweppes Group. The derivatives used for this purpose are principally interest rate swaps, currency swaps and forward foreign currency contracts. These instruments are entered into in accordance with policies approved by the Board of Directors of Cadbury Schweppes plc as detailed in the Annual Report and Form 20-F of that Company.

     The main risks arising from the Company’s financial instruments are liquidity risk, finance and interest rate risk and currency risk.

a) Liquidity risk

     The Company acts a source of funding to the Cadbury Schweppes Group. Its funding activities are in line with the policies of the Cadbury Schweppes Group, as detailed in the Annual Report and Form 20-F of Cadbury Schweppes plc.

b) Finance and Interest Rate Risk

     The Cadbury Schweppes Group has an exposure to interest rate fluctuations on its borrowings. The Company helps manage these by the use of interest rate swaps and cross-currency interest rate swaps, which are entered into in accordance with the policies of Cadbury Schweppes plc, as detailed in the Annual Report and Form 20-F of that Company.

c) Currency Risk

     The Cadbury Schweppes Group operates internationally giving rise to exposure from changes in foreign exchange rates. The Company contributes to the management of the Cadbury Schweppes Group’s currency risk by raising funds in different currencies and through the use of hedging instruments such as swaps, in line with the policies of the Cadbury Schweppes Group, as detailed in the Annual Report and Form 20-F of that Company.

15   Borrowings, Derivatives and Other Financial Instruments

     Short term debtors and creditors (other than short term loans and investments) have been omitted from all disclosures other than the currency analysis of assets in note 15(b).

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NOTES TO ACCOUNTS (continued)

15   Borrowings, Derivatives and Other Financial Instruments (continued)

a) Interest rate and currency of borrowings

     After taking into account the various interest rate and currency swaps entered into by the Company, the effective currency and interest rate exposure of the Company’s borrowings as at 31 December 2000 were as follows:

		Cash			Effect of
	Net	and loans	Floating	Fixed rate	currency
	borrowings	receivable	borrowings	borrowings	swaps

	£000	£000	£000	£000	£000
Sterling	(37,934)	(1,548,304)	1,325,329	50,000	135,041
Euro	(346)	(21,960)	332,860	–	(311,246)
US Dollar	(4,241)	(1,184,440)	699,920	302,013	178,266
Others	133	–	2,194	–	(2,061)

	(42,388)	(2,754,704)	2,360,303	352,013	–

     Floating rate borrowings bear interest based on short term inter-bank rates or commercial paper rates. The cash and loans receivable are mostly at floating rates and yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of 3 months or less). The exception to this is a loan to a fellow subsidiary of USD300 million (£192.2 million), which yields interest of 8.025% per annum for the remaining life of the loan (4.4 years).

     The Company’s fixed rate borrowings were as follows:

		Weighted	Weighted average
	Fixed rate	average	time for which
	borrowings	interest rate	rate is fixed

	£000%		Years
Sterling	50,000	6.0	2.9
US Dollars	302,013	6.5	2.7

	352,013	6.4	2.8

b) Currency analysis of net assets

     The Company’s borrowings and net assets by currency at 31 December 2000 were as follows:

		Net
	Net assets	borrowings	Net
	by currency	by currency	investments

	£000	£000	£000
Sterling	622	(37,934)	38,556
Euro	(32)	(346)	314
US Dollars	(6,846)	(4,241)	(2,605)
Other	30	133	(103)

	(6,226)	(42,388)	36,162

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NOTES TO ACCOUNTS (continued)

15   Borrowings, Derivatives and Other Financial Instruments (continued)

c) Maturity of financial liabilities

     The maturity profile of the Company’s financial liabilities at 31 December 2000 were as follows:

£000
Within one year or on demand	2,504,109
Between one and two years	16,381
Between two and five years	191,826

2,712,316

d) Borrowing facilities

     At 31 December 2000, the Company had undrawn Revolving Credit Facilities of USD2,495 million (£1,674 million), of which USD1,495 million (£1,003 million) are committed until August 2004 and the remainder until April 2003.

e) Fair values of financial assets and financial liabilities

     The comparison of book and fair values of all of the Company’s financial instruments is set out below. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	Book	Fair
	value	value

	£000	£000
Primary financial instruments
Cash at bank and in hand	9,447	9,447
Loans receivable	2,745,257	2,767,339
Debt	(2,712,316)	(2,730,651)
Derivatives to manage interest rate and currency of borrowings	–	(4,692)

Net borrowings	42,388	41,443

Derivatives related to net borrowings
Assets:
Currency and interest rate swaps	–	22,680
Interest rate swaps	–	–
Liabilities:
Currency and interest rates swaps	–	(22,830)
Interest rate swaps	–	(4,542)

		(4,692)

     All outstanding forward foreign exchange contracts are marked to market, therefore their fair value is equal to their book value.

     Of the £4.7 million unrecognised losses relating to derivatives, approximately £1.3 million is expected to be recognised in 2001, and the balance in subsequent years.

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CADBURY SCHWEPPES FINANCE P.L.C.

UNAUDITED HALF YEAR ACCOUNTS

for the 24 Weeks Ended June 15, 2003

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PROFIT AND LOSS ACCOUNT
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS
FOR THE 24 WEEKS ENDED 15 JUNE 2003

(unaudited)
2003

£’000
Operating income	56,530
Operating charges	(68,356)

Operating loss on ordinary activities before taxation	(11,826)
Tax on loss on ordinary activities	3,548

Retained loss for the half year	(8,278)
Retained profit at beginning of half year	5,918

Retained loss at end of half year	(2,360)

     There are no recognised gains or losses in the half year other than loss for the half year. All operations of the Company continued throughout both half years and no operations were acquired or discontinued.

     The accompanying notes form an integral part of this profit and loss account.

Reconciliation of movements in shareholders’ funds

(unaudited)
2003

£’000
Shareholders’ funds at beginning of half year	17,918
Retained loss for the half year	(8,278)

Shareholders’ funds at end of half year	9,640

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SUMMARIZED BALANCE SHEET AS AT 15 JUNE 2003

		(unaudited)
Notes		2003

		£’000
	Current assets
7	Investments	22,847
	Debtors	5,765,949
	Cash at bank and in hand	545

		5,789,341
4,7	Creditors: Amounts falling due within one year	(4,530,792)

	Total assets less current liabilities, and Net current assets	1,258,549

5,7	Creditors: Amounts falling due after more than one year	(1,248,909)

	Net assets	9,640

	Equity capital and reserves
6	Called-up share capital	12,000
	Profit and loss account	(2,360)

	Equity shareholders’ funds	9,640

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NOTES TO ACCOUNTS

1    Accounting policies

     The half-year accounts are unaudited and prepared on the basis of the accounting policies as set out in the company’s statutory accounts for the 52 weeks ended 29 December 2002. The principal accounting policies are summarised below. They have been applied consistently throughout the half year and the preceding half year.

2    Creditors: amounts falling due within one year

(Unaudited)
2003

£’000
Bank overdrafts	8,651
Commercial paper, Money market and Euro medium term notes	3,186,717
Loans from other group undertakings	1,287,008
Other creditors	48,416

4,530,792

     Loans from other group undertakings are repayable at various dates throughout 2003 and 2004 and bear interest at market rates.

3    Creditors: amounts falling due after more than one year

(Unaudited)
2003

£’000
Euro Medium-Term Notes	1,248,909

     The Euro Medium-Term Notes have currency and interest rate swaps associated with them.

4    Share capital

(Unaudited)
2003

£’000
Authorised:
48,000,000 ordinary shares of 25p each	12,000

Allotted called up and fully paid up:
48,000,000 ordinary shares of 25p each	12,000

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NOTES TO ACCOUNTS (continued)

5    Net borrowings

(Unaudited)
2003

£’000
Net Cash:
Bank overdrafts and cash at bank and in hand	8,106

8,106
Investments	(22,847)
Loans to parent company and other group undertakings	(5,729,809)
Short term borrowings	4,482,376
Long term borrowings	1,248,909

Net borrowings	(13,265)

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[THIS PAGE INTENTIONALLY LEFT BLANK]

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     ADAMS BUSINESS

FINANCIAL INFORMATION
for the nine months ended September 29, 2002 and the years ended December 31, 2002 and 2001

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KPMG LLP 8 Salisbury Square London EC4Y 8BB United Kingdom

The Directors
Cadbury Schweppes plc
25 Berkeley Square
London
W1J 6HB

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London
E14 4QJ

12 February 2003

Dear Sirs

Adams

     We report on the financial information set out in sections 1 to 6 below. This financial information has been prepared for inclusion in the Class 1 Circular dated 12 February 2003 of Cadbury Schweppes plc (the ‘Company’).

Basis of preparation

     Adams is a business unit within the Consumer Products segment of Pfizer Inc (‘Pfizer’). Adams conducts its business through over fifty wholly owned Pfizer subsidiaries. These subsidiaries may either be wholly engaged in the business of Adams or contain certain assets and operations that are dedicated to the Adams business. Adams did not form a legal sub group during the period under review.

     The financial information set out in sections 1 to 6 is based on audited special purpose financial statements for the two years ended 31 December 2001 and the nine month period ended 29 September 2002 prepared for the purposes of supporting the disposal of Adams. The special purpose accounts were prepared in accordance with Generally Accepted Accounting Principles (‘GAAP’) in The United States and were prepared on the basis set out in section 6.1. The financial information below has been prepared on an equivalent basis under UK GAAP, after making such adjustments as we considered necessary.

Responsibility

     The special purpose financial statements are the responsibility of the management of Pfizer who approved their issue.

     The Directors of Cadbury Schweppes plc are responsible for the contents of the Circular relating to the acquisition of Adams dated 12 February 2003 in which this report is included.

     It is our responsibility to compile the financial information set out in our report from the special purpose financial statements, to form an opinion on the financial information and to report our opinion to you.

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Basis of opinion

     We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the special purpose financial statements which form the basis of the financial information set out in our report. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the special purpose financial statements and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

     We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

     In our opinion, the financial information gives, for the purposes of the Circular relating to the acquisition of Adams dated 12 February 2003, a true and fair view of the state of affairs of Adams as at 31 December 2000 and 2001 and 29 September 2002 and of its profits, cash flows and recognised gains and losses for the two years ended 31 December 2001 and nine month period ended 29 September 2002.

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1. Combined profit and loss accounts

		Nine months	Year ended
		ended	31 December
		29 September
	Note	2002	2001	2000

		$million	$million	$million
Turnover	6.3	1,370	1,892	1,957
Operating costs	6.4
Trading expenses		(1,174)	(1,671)	(1,762)
Goodwill amortisation		(15)	(6)	(6)
Major restructuring costs		(2)	(19)	(105)
Exceptional items		5	(35)	–

		(1,186)	(1,731)	(1,873)

Total operating profit		184	161	84
(Loss)/profit on sale of tangible fixed assets		(2)	1	(8)

Profit on ordinary activities before interest		182	162	76
Net interest		–	–	–

Profit on ordinary activities before taxation	6.5	182	162	76
Taxation	6.8	(69)	(57)	(25)

Profit on ordinary activities after taxation		113	105	51
Minority interest		(2)	(2)	(2)

Profit for the financial period and attributable to
shareholders		111	103	49

     The results for the nine months ended 29 September 2002 and two years ended 31 December 2001 all relate to continuing operations.

     There are no differences between the historical cost profit and losses and those reported.

2.   Combined statement of total recognised gains and losses

	Nine months	Year ended
	ended	31 December
	29 September
	2002	2001	2000

	$million	$million	$million
Profit for the financial period	111	103	49
Net currency translation differences	(43)	(32)	(19)

Total recognised gains and losses for the period	68	71	30

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3. Combined balance sheets

			As at
		As at	31 December
		29 September
	Note	2002	2001	2000

		$million	$million	$million
Fixed assets
Intangible assets – goodwill	6.9	42	66	78
Tangible assets	6.10	397	425	440

		439	491	518
Current assets
Stocks	6.11	160	140	161
Debtors – Due within one year	6.12	336	307	328
– Due after one year		18	23	16
		354	330	344
Investments		–	4	1
Cash at bank and in hand		16	19	40

		530	493	546
Creditors: amounts falling due within one year	6.13	(321)	(349)	(368)

Net current assets		209	144	178

Total assets less current liabilities		648	635	696
Creditors: amounts falling due after more than one year	6.14	(12)	(13)	(13)
Provisions for liabilities and charges	6.15	(53)	(78)	(81)

Net assets		583	544	602

Combined equity shareholders’ funds		583	544	602

4.   Reconciliation of movement in shareholders’ funds

	Nine months
	ended	Year ended
	29 September	31 December

	2002	2001	2000

	$million	$million	$million
Total recognised gains and losses for the period	68	71	30
Net funds withdrawn by Pfizer	(29)	(129)	(107)

Net increase/(decrease) in shareholders’ funds	39	(58)	(77)
Shareholders’ funds at beginning of period	544	602	679

Shareholders’ funds at end of period	583	544	602

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5.   Combined cash flow statements

		Nine months	Year ended
		ended	31 December
		29 September
	Note	2002	2001	2000

		$million	$million	$million
Cash flow from operating activities	6.20	133	214	182
Returns on investments and servicing of finance
Interest paid		–	–	–
Interest received		–	–	–

Taxation		(48)	(41)	(41)

Capital expenditure and financial investments
Purchases of fixed assets		(41)	(72)	(71)
Disposals of fixed assets		–	–	–

Cash inflow before use of liquid resources and financing		44	101	70

Management of liquid resources
Purchase of short term investments		–	(3)	–
Sale of short term investments		4	–	–

Financing
Proceeds from increase in borrowings		–	3	23
Borrowings repaid		(23)	–	–
Cash dividends paid to Pfizer		(74)	(44)	(10)
Other cash inflows/(outflows) with Pfizer		46	(78)	(81)

Net cash (outflow) from financing		(51)	(119)	(68)

(Decrease)/increase in cash		(3)	(21)	2

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Notes

(forming part of the financial information)

6.1   Basis of preparation

     Adams is a business unit within the Consumer Products segment of Pfizer Inc. (‘Pfizer’). Adams conducts its business through over fifty wholly owned Pfizer subsidiaries. These subsidiaries may either be wholly engaged in the business of Adams or contain certain assets and operations that are dedicated to the Adams business. Collectively the Adams dedicated entities and the assets and operations carried on in other entities but dedicated to Adams constitute the business unit Adams.

     Adams did not form a legal sub group during the period under review. Historically no combined financial statements for Adams have been prepared. The financial information set out in sections 1 to 6 (‘financial information’) is based on audited special purpose financial statements for the two years ended 31 December 2001 and nine months ended 29 September 2002 prepared by Pfizer management for the purposes of supporting the disposal of Adams. The special purpose accounts were prepared in accordance with US GAAP. KPMG LLP, a US limited liability partnership, audited the special purpose accounts. The financial information has been prepared in accordance with UK GAAP and the accounting policies of Cadbury Schweppes plc.

     The special purpose financial statements were based on the aggregation of financial statements or Pfizer consolidation schedules and other underlying financial information extracted from the Pfizer accounting records, to which appropriate adjustments have been applied in order to produce combined financial statements for Adams.

     The principles set out below have been applied in preparing the special purpose financial statements and the financial information.

(a)	All transactions and balances between entities within Adams have been eliminated. All balances between Adams and other Pfizer companies have been removed from net assets and included as part of equity shareholders funds.

(b)	Operations outside the US are included on a fiscal year basis ending 30 November. Following the merger of Pfizer and Warner Lambert in June 2000, which included Adams, these operations changed their year end from 31 December to 30 November in either 2000 or 2001. In the year of change the profit and loss account includes the 11 months ended 30 November plus the month of December from the prior year. As a consequence for those businesses that changed their year-end in 2001 the results of the month of December 2000 are included in the profit and loss accounts of the years ended 31 December 2000 and 2001. The earnings impact of this on the 31 December 2001 results is not significant.

(c)	The financial information for 2000 includes certain Adams assets and liabilities (for those entities which were not completely dedicated to Adams) which because of legacy Warner Lambert group reporting structures were pooled with other former Warner Lambert divisions and could not be specifically identified from the underlying accounting records. In these instances, where possible (see below), management of Pfizer has principally allocated the assets and liabilities by:

• using a percentage basis which is consistent with the known specifically identified position at the end of 2001; or

• pro rata based on Adams proportionate share of the reporting unit in which it is reported.

For all the periods under review there are a number of units where the assets and liabilities are shared by a number of Pfizer divisions and it is not feasible to allocate the shared assets and liabilities. In those cases where Adams is responsible for reporting these assets and liabilities (host division) they have been included

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as they will form part of the assets to be disposed. Where Adams is not responsible for the reporting of these assets and liabilities (guest division) they have been removed, as they will be excluded from the transaction.

(d)	The combined financial information includes allocated expenses of $19.9m, $15.8m and $20.0m for the years ended 31 December 2000, 2001 and the 9 months ended 29 September 2002 respectively from Pfizer corporate and operating divisions for support in areas such as accounting, cash management, legal, tax, insurance, human resources, MIS, selected credit and collection services, data processing, telecommunications and distribution. The costs have been allocated consistently throughout the period based on either Adams proportionate share of total Pfizer sales or headcount. Such charges may not be representative of the amounts that may be incurred in the future or may have been incurred if Adams had been operating as a standalone entity.

(e)	Pfizer operates a centralised cash management system whereby most cash balances are pooled centrally. Cash and net debt represents those amounts recorded as being held locally as at 31 December 2000 and 2001 and 29 September 2002 in statutory entities dedicated to Adams. Where the entity is not dedicated to Adams it is not possible to allocate cash and net debt and these balances have been excluded. Cash and net debt as shown in the combined balance sheets may not be representative of the position following the transaction or of the position if Adams had operated as a standalone entity.

(f)	Interest income and expense has been excluded. This is not necessarily representative of the position in the future following the transaction or if Adams had been operating as a standalone entity.

(g)	The tax charge attributable to Adams is based on the charge as computed on a standalone basis. The provision is based upon the effective tax rate in the country where the earnings are recorded. Deferred tax represents the aggregation of the deferred tax assets and liabilities in the statutory entities dedicated to Adams. Where the entity is not dedicated to Adams it is not possible to allocate the deferred tax balances and these amounts have been excluded. The tax charge and deferred tax balances may not be representative of the future position or the position if Adams had been operating as a standalone entity.

(h)	Substantially all Adams employees worldwide participate in Pfizer or legacy Warner Lambert defined benefit pension plans. It is the intention to transfer members rights from these schemes at full value subsequent to completion and the profit and loss charge in the combined profit and loss accounts represents the pension costs allocated or recharged to Adams by Pfizer. Such costs may not be representative of those to be incurred in the future.

6.2   Accounting policies

     The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

Basis of accounting

     The financial statements are prepared under the historical cost convention modified for the revaluation of certain land and buildings. The financial statements are prepared in accordance with applicable accounting standards in the UK.

Foreign currencies

     Assets and liabilities in foreign currencies are translated into US dollars at the rates ruling at the end of the financial period except when covered by an open foreign exchange contract in which case the rate of exchange specified in the contract is used.

     Differences on exchange arising from the translation of both the opening balance sheets of overseas subsidiary undertakings (date of control in case of acquisition during the period) and foreign currency borrowings used to finance or hedge long-term foreign investments are taken directly to reserves. All other profits and losses on exchange are credited or charged to operating profit.

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     The results of overseas undertakings are translated into US dollars at average rates. The exchange differences arising as a result of restating net assets to closing rates are dealt with as movements on reserves.

Turnover

     This represents the invoiced value of sales (net of trade discounts) and royalties excluding inter-company sales, value added tax and sales taxes. Revenue is recognised when persuasive evidence of an arrangement with a customer exists, delivery has occurred, the price is fixed or determinable and collection of the amount due is reasonably assured.

Research and development expenditure

Expenditure is written off in the financial period in which it is incurred.

Taxation

     Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

     A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable tax profits from which the future reversal of the underlying timing differences can be deducted.

     Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

     Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Stocks

     Stocks are valued at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels.

Tangible fixed assets

     Depreciation is charged on the original cost or subsequent valuation of assets (excluding freehold land and assets in course of construction). The principal rates, using the straight line method, are as follows:

Freehold buildings and long leasehold properties	2.5 – 3%
Plant and machinery	10%
Vehicles	25%
Office equipment	20%
Computer software	33%

     Short leasehold properties are depreciated over the shorter of the estimated life of the asset or the life of the lease.

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     In specific cases higher depreciation rates are used e.g. high speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor. The rates used overseas are not materially different from the rates used above, but they vary according to local conditions and requirements. Computer software and related costs are capitalised upon meeting pre-defined criteria.

Fixed assets held under leases

     Where assets are financed by leasing agreements that give rights approximating to ownership (“financing leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as shown above. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

Intangibles and goodwill

     Intangibles represent significant owned brands since 1985 valued at historical cost. No amortisation is charged as the annual results reflect significant expenditure in support of these brands and the carrying values are reviewed on an annual basis for any impairment in value. Where there is a split between brands and goodwill, this is calculated based on the Group’s valuation methodology.

     Prior to 1998, goodwill, being any excess of the consideration over fair value, was written off against reserves on consolidation. Upon disposal of a previously acquired business the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

     Since 1998, acquired goodwill has been capitalised and its subsequent measurement (via annual impairment review or an annual amortisation charge) determined based on the individual circumstances of each business acquired. Goodwill is amortised over 20 years. Goodwill written off to reserves prior to 1998 has not been recorded on the balance sheet.

Pensions

     The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of employees. Such costs are calculated by reference to actuarial valuations and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

6.3   Segmental information

     Adams has a single business of manufacturing, selling and distributing non-chocolate confectionery products. Information for each of the geographic areas of operations is set out below:

		Operating	Operating
	Turnover	profit(a)	assets(b)

	$million	$million	$million
Nine months ended 29 September 2002
Americas	1,047	192	429
Asia Pacific	148	3	105
Europe, Middle East and Africa	175	21	126

	1,370	216	660
Central and other	–	(20)	1

	1,370	196	661

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		Operating	Operating
	Turnover	profit (a)	assets (b)

	$million	$million	$million
Year ended 31 December 2001
Americas	1,425	194	371
Asia Pacific	212	16	96
Europe, Middle East and Africa	255	27	121

	1,892	237	588
Central and other	–	(16)	5

	1,892	221	593

		Operating	Operating
	Turnover	Profit (a)	assets (b)

	$million	$million	$million
Year ended 31 December 2000
Americas	1,442	212	421
Asia Pacific	246	(3)	75
Europe, Middle East and Africa	269	6	128

	1,957	215	624
Central and other	–	(20)	(5)

	1,957	195	619

(a)	Excluding major restructuring costs of $2m in 2002, $19m in 2001 and $105m in 2000, goodwill amortisation of $15m in 2002, $6m in 2001 and $6m in 2000 and exceptional credits of $5m in 2002 and exceptional charges of $35m in 2001.
(b)	Operating assets include tangible fixed assets, stock, debtors and creditors after excluding pension provisions, borrowings and taxation.

     Turnover and operating profit by destination and origin are not considered materially different.

6.4   Trading expenses

	Nine months	Year ended
	ended	31 December
	29 September
	2002	2001	2000

	$million	$million	$million
Cost of sales	583	825	880
Corporate overhead	20	16	20
Research and development expenses	28	34	33
Distribution costs, including marketing	477	705	741
Administrative expenses	66	91	88

	1,174	1,671	1,762

Major restructuring costs

     The major restructuring costs are principally in relation to integration and restructuring costs following the merger of Pfizer and Warner Lambert and one off costs relating to a restructuring of the US sales force.

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Exceptional items

     The 2002 and 2001 results include a $5m credit and $35m charge respectively in relation to the withdrawal of Bodysmarts from the US. Bodysmarts was a new range of ‘good for you’ confectionery products that were not a commercial success. The exceptional items relate to severance costs, fixed asset impairments, stock obsolesence and stock returns.

6.5	Profit on ordinary activities before taxation is after charging

		Nine months	Year ended
		ended	31 December
		29 September
		2002	2001	2000

		$million	$million	$million
Depreciation on owned assets		41	53	49
Goodwill amortisation		15	6	6
Auditors’ remuneration for audit services		1	1	1
Advertising and promotion		189	314	337
Operating lease rentals		11	14	14

6.6   Staff numbers and costs

     The average number of persons employed by the group during the period, analysed by geography, was as follows:

	Number of employees

	Nine months	Year ended
	ended	31 December
	29 September
	2002	2001	2000

Americas	9,106	8,340	9,316
Asia Pacific	1,700	1,721	1,721
Europe, Middle East and Africa	2,110	2,325	2,531

	12,916	12,386	13,568

     Emoluments of employees:

	Nine months	Year ended
	ended	31 December
	29 September
	2002	2001	2000

	$million	$million	$million
Wages and salaries	262	341	407
Social security costs	27	32	38
Other pension costs	8	11	12

	297	384	457

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6.7   Remuneration of directors

     Adams is a business unit within the Consumer Products segments of Pfizer Inc. As such, Adams does not have any directors and therefore no remuneration has been paid to directors in the two years ended 31 December 2001 and the nine month period ended 29 September 2002.

6.8   Taxation

Analysis of charge in period
	Nine months	Year ended
	ended	31 December
	29 September
	2002	2001	2000

	$million	$million	$million
UK
Corporation tax	3	3	5
Deferred tax	–	–	–
Foreign tax
Tax payable	61	55	9
Deferred tax	5	(1)	11

	69	57	25

6.9   Intangible fixed assets

Goodwill

$million
Cost
At 1 January 2001	121
Exchange rate adjustments	(8)

At 1 January 2002	113
Exchange rate adjustments	(13)

At 29 September 2002	100

Amortisation
At 1 January 2001	43
Exchange rate adjustments	(2)
Amortisation for period	6

At 1 January 2002	47
Exchange rate adjustments	(4)
Amortisation for period	4
Impairment losses	11

At 29 September 2002	58

Net book value
At 29 September 2002	42

At 31 December 2001	66

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6.10 Tangible fixed assets
			Assets
	Land and	Plant and	in course of
	buildings	machinery	construction	Total

	$million	$million	$million	$million
Cost
At 1 January 2001	140	560	52	752
Exchange rate adjustments	(7)	(18)	–	(25)
Additions	7	60	5	72
Transfers on completion	7	5	(12)	–
Disposals	(8)	(25)	–	(33)
Transfers between Pfizer entities	(2)	7	–	5

At 1 January 2002	137	589	45	771
Exchange rate adjustments	(6)	(16)	(2)	(24)
Additions	4	31	6	41
Transfers on completion	–	3	(3)	–
Disposals	(8)	(25)	–	(33)
Transfers between Pfizer entities	2	–	–	2

At 29 September 2002	129	582	46	757

Depreciation
At 1 January 2001	47	265	–	312
Exchange rate adjustments	(2)	(5)	–	(7)
Depreciation for the period	4	49	–	53
On disposals	(4)	(15)	–	(19)
On transfers between Pfizer entities	–	7	–	7

At 1 January 2002	45	301	–	346
Exchange rate adjustments	(1)	(5)	–	(6)
Depreciation for the period	4	37	–	41
On disposals	(6)	(19)	–	(25)
On transfers between Pfizer entities	–	4	–	4

At 29 September 2002	42	318	–	360

Net book value
At 29 September 2002	87	264	46	397

At 31 December 2001	92	288	45	425

(b)   Analysis of land and buildings

	As at	As at
	29 September	31 December
	2002	2001

	$million	$million
Analysis of net book value:
Freehold	82	87
Long leasehold	2	2
Short leasehold	3	3

	87	92

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6.11 Stocks

	As at	As at
	29 September	31 December
	2002	2001

	$million	$million
Raw materials and consumables	36	31
Work in progress	20	11
Finished goods and goods for resale	104	98

	160	140

6.12 Debtors
	As at	As at
	29 September	31 December
	2002	2001

	$million	$million
Trade debtors	267	220
Deferred tax recoverable within one year	13	22
Other debtors
– receivable within one year	20	24
– receivable after more than one year	17	21
Prepayments and accrued income	36	41
Deferred tax recoverable after more than one year	1	2

	354	330

     Amounts are receivable within one year unless otherwise indicated.

6.13 Creditors amounts falling due within one year
	As at	As at
	29 September	31 December
	2002	2001

	$million	$million
Bank loans and overdrafts	31	54
Trade creditors	97	104
Tax on profit	51	37
Other taxes and social security costs	42	43
Accruals and deferred income	100	111

	321	349

6.14 Creditors: amounts falling due after more than one year
	As at	As at
	29 September	31 December
	2002	2001

	$million	$million
Accruals and deferred income	12	13

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6.15   Provisions for liabilities and charges

	Deferred	Product	Severance	Environmental	Other
	tax	restructuring	provision	provision	provisions	Total

	$million	$million	$million	$million	$million	$million
1 January 2001	38	–	32	3	8	81
Utilised during period	–	–	(29)	–	(2)	(31)
Charge/(credit) to the profit
and loss for the period	–	18	10	–	–	28

31 December 2001	38	18	13	3	6	78
Utilised during period	–	(9)	(9)	–	(5)	(23)
Charge/(credit) to the profit
and loss for the period	(5)	1	4	–	–	–
Amounts released unused	–	(2)	–	–	–	(2)

29 September 2002	33	8	8	3	1	53

     Product restructuring provisions relate to the withdrawal of Bodysmarts from the US and costs associated with Trident Advantage.

     Severance provisions are principally in connection with the restructuring of the US sales force which was announced and commenced in the year ended 31 December 2000.

     Deferred taxation (assets)/liabilities derive from:

	As at	As at
	29 September	31 December
	2002	2001

	$million	$million
Difference between accumulated depreciation and amortisation and capital
allowances	14	16
Intangibles timing differences	1	4
Other timing differences	4	(6)

	19	14

     Gross deferred tax assets at 29 September 2002 and at 31 December 2001 are $14 million and $24 million respectively and are included within debtors.

6.16   Pensions and post retirement benefits

     Most Adams employees participate in Pfizer or legacy Warner Lambert pension plans for employees worldwide. The principal schemes are of the defined benefit type, with benefits accruing based on final salary and length of service. Participants vest in their benefits after as few as five years. The major plans are reviewed annually.

     No assets and liabilities or any deficit or surplus relating to these schemes have been recognised within these financial statements.

     The total pension costs for the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 were $7.7m, $11.1m and $11.7m respectively including an allocation of $2.3m, $3.8m and $4.1m for the US scheme in the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 respectively.

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     Adams employees participate in Pfizer’s post retirement benefit plans for employees worldwide. Post retirement costs of $1.2million $3.8million and $4.1million have been allocated by Pfizer to Adams in the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 respectively.

6.17   Financial instruments

     The objectives, policies and strategies with regard to derivatives and financial instruments were the responsibility of Pfizer. Pfizer managed this on a unified central basis for which Adams had no responsibility.

     The only financial instruments held by Adams are cash, overdrafts and loans. The overdrafts and loans represent working capital lines of credit primarily with local banks in Brazil, Colombia and Thailand that are utilised by several Adams entities.

     The weighted average interest rate on short terms debt outstanding at 29 September 2002 was 13% and at 31 December 2001 it was 17%.

     There is considered to be no material difference between cost and market value of the financial instruments.

6.18   Contingent liabilities

     Adams is involved in various patent, product liability, consumer, environmental and tax claims that arise from time to time in the ordinary course of business. Provision has been made in these accounts against claims that meet the requirements of FRS 12 Provisions, Contingent Liabilities and Contingent Assets and are likely to result in significant liabilities.

6.19   Commitments

(a)   Capital commitments at the end of the financial period, for which no provision has been made, are as follows:

	As at	As at
	29 September	31 December
	2002	2001

	$million	$million
Contracted	11	30

(c)   Annual commitments under non-cancellable operating leases are as follows:

	As at 29 September 2002		As at 31 December 2001

	Land and		Land and
	buildings	Other	buildings	Other

	$million	$million	$million	$million
Operating leases which expire:
Within one period	10	3	9	3
In the second to fifth periods inclusive	18	4	20	4
Over five periods	1	–	1	–

	29	7	30	7

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6.20 Reconciliation of operating profit to operating cash flows

	Nine month	Year ended
	period ended	31 December
	29 September
	2002	2001	2000

	$million	$million	$million
Operating profit	184	161	84
Depreciation, amortisation and impairment charges	56	63	55
(Increase)/decrease in stocks	(28)	11	(21)
(Increase)/decrease in debtors	(45)	7	21
Increase/(decrease) in creditors	(34)	(28)	43

Net cash inflow from operating activities	133	214	182

6.21   Related party disclosures

     Adams is a business unit within the Consumer Products segment of Pfizer and consequently there were a number of related party transactions between Adams and other business units in the Consumer Products segment. Pfizer and Adams former parent Warner Lambert. These included the provision by Pfizer and formerly Warner Lambert of a number of administrative functions and shared services such as legal, pensions, treasury and tax assistance. These charges are included in the profit and loss account based on corporate allocations.

     All balances between Adams and other Pfizer companies have been removed from net assets and included as part of equity shareholders funds. Any inter group balances will be settled on completion.

     Pfizer operate a centralised treasury and cash management system. Adams pool cash balances with the other Pfizer companies and Pfizer performed all forward foreign exchange and hedging contracts for Adams.

     As set out in note 6.16 employees of Adams have been members of various Pfizer and legacy Warner Lambert defined benefit schemes.

Yours faithfully

KPMG LLP